AMERICA TELECOM, S.A. DE C.V.

02042908

82-34636

July 10th, 2002.

Securities and Exchange Comisión
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: América Telecom, S.A. de C.V.
File Number: ~~82-5251~~

Attached, please find the Spanish version of the following information of América Telecom, S.A. de C.V., wich was sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), in accordance with Mexican legislation.

- Annual Report for the social year 2001.
- Revelation of the application code of the best applicable corporate practices regarding the board of directors and the stockholders general meeting of América Telecom, S.A. de C.V., for the social year 2001, with updated information as of 11 june 2002.

Sincerely,

Lic. Alejandro Escoto Cano
Attorney in Fact

7/30

Insurgentes Sur No. 3500 P.B.- 38 Col. Peña Pobre Deleg. Tlalpan C.P. 14060 México, D.F.
Tel. 5244-0804 Fax: 5244-0808

FILE No. 82-5251

AMÉRICA TELECOM, S.A. DE C.V.

CONSTANCIA SOBRE LA APLICACIÓN DEL CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS QUE SE ACOMPAÑA CON EL CUESTIONARIO DEL ANEXO 2 DE LA CIRCULAR 11-33 EMITIDA POR LA COMISIÓN NACIONAL BANCARIA Y DE VALORES

Ciudad de México, Distrito Federal a 28 de junio de 2002

56774

CNBV COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
JUL. 1 2002
Departamento de CORRESPONDENCIA Y ARCHIVO

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Insurgentes Sur 1971, Torre Sur, Piso 10
Colonia Guadalupe Inn
01020 México, Distrito Federal

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión al Código de Mejores Prácticas de América Telecom, S.A. de C.V. de fecha 28 de junio de 2002, el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo con su contenido.

Atentamente,

América Telecom, S.A. de C.V.

Jaime Chico Pardo
Vice-Presidente del Consejo de Administración

Rafael Robles Miaja
Secretario del Consejo de Administración

REVELACIÓN DE LA APLICACIÓN DEL

CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS

CON RELACIÓN AL

CONSEJO DE ADMINISTRACIÓN Y A

LA ASAMBLEA GENERAL DE ACCIONISTAS

DE

AMÉRICA TELECOM, S.A. DE C.V., POR EL EJERCICIO SOCIAL DE 2001,

CON INFORMACIÓN AL 31 DE DICIEMBRE DE 2001.

REVELACIÓN DE LA APLICACIÓN DEL CÓDIGO DE MEJORES PRÁCTICAS CORPORATIVAS CON RELACIÓN AL CONSEJO DE ADMINISTRACIÓN Y A LA ASAMBLEA GENERAL DE ACCIONISTAS DE AMÉRICA TELECOM, S.A. DE C.V., POR EL EJERCICIO SOCIAL DE 2001, CON INFORMACIÓN AL 31 DE DICIEMBRE DE 2001.

GOBIERNO CORPORATIVO DEL EMISOR

CONSEJO DE ADMINISTRACIÓN

i-Sobre las Funciones del Consejo de Administración (ver sección I, Principio 1)

En esta sección se deberá comentar acerca de la función que tiene el Consejo de Administración dentro de la sociedad, exponiendo cuál es la visión del Consejo y cómo es que encaja dentro del proceso administrativo. Dentro de este marco general, se debe dar una descripción acerca de las funciones específicas que realiza el Consejo, indicando por qué las considera importantes y necesarias.

El Consejo de Administración, como órgano colegiado, lleva a cabo la representación de la sociedad y la dirección de los negocios previstos en el objeto social, dentro de los límites previstos en los propios estatutos sociales.

Para lograr dicho propósito, la visión que tiene el Consejo de Administración es la de buscar que en todo momento la sociedad cuente con una administración diligente y lleve a cabo todos los actos necesarios para cumplir con su objeto social. En este caso, para llevar a cabo dicha labor de representación de la sociedad, el Consejo de Administración otorga diversos poderes tanto a funcionarios como a terceras personas, los cuales permiten una operación más flexible por parte de la sociedad, mediante la cual se logra el cumplimiento del objeto social.

Dentro del proceso administrativo de la sociedad, el Consejo de Administración está muy involucrado en las operaciones de importancia de la misma, las cuales son conocidas y analizadas por el Consejo de Administración, con anticipación suficiente, a efecto de que pueda tomar las resoluciones más apropiadas para la correcta administración de la sociedad, contando con la información suficiente y necesaria para la correcta conducción del negocio social.

Es importante señalar que la operación diaria de las subsidiarias de la sociedad está encomendada a su equipo directivo, sin embargo, dicho equipo cuenta con el apoyo, soporte y supervisión del Consejo de Administración, el cual entre otros aspectos, está encargado de definir la visión estratégica de la sociedad y sus subsidiarias. La mayoría de los miembros del Consejo de Administración no están involucrados en la operación diaria de la sociedad y son personas altamente reconocidas en diversos campos de la actividad empresarial tanto en México como en el extranjero, por lo que cuentan con una visión amplia e independiente que no está contaminada o interferida por la operación diaria de las subsidiarias de la sociedad.

Finalmente, se establece que además de las funciones que prevén los diversos ordenamientos legales, el Consejo de Administración cuenta con las siguientes funciones (i) establecer la visión estratégica de la sociedad y de sus subsidiarias, (ii) asegurar que los accionistas y el mercado tengan acceso a la información pública de la sociedad; (iii) establecer mecanismos de control interno; (iv) asegurar que la sociedad cuente con los mecanismos necesarios que permitan comprobar que cumple con las diferentes disposiciones legales que le son aplicables; y (v) evaluar regularmente el desempeño del Director General y de los funcionarios de alto nivel de la sociedad y sus subsidiarias.

ii-Sobre la estructura del Consejo de Administración (ver sección I, Principios 10, 11 y 14).

En esta sección se deberá comentar acerca de la estructura que tiene el Consejo de Administración. Se deberá señalar si existen órganos intermedios que le auxilien para cumplir sus funciones. Asimismo, se deberá indicar cuántos, cuáles y qué funciones cumplen. En la descripción, también se requiere que se explique cómo es que los órganos intermedios informan al Consejo de sus actividades.

El Consejo de Administración cuenta con una estructura sólida, pero a la vez flexible, que permite la correcta conducción del negocio social, de acuerdo con las necesidades que se presentan en una industria tan dinámica como la relativa al negocio de las telecomunicaciones en general.

La estructura consiste en un órgano colegiado integrado por 6 miembros propietarios y sus respectivos suplentes. Cualquier accionista o grupo de accionistas que representen cuando menos un 10% del total de las acciones tiene derecho a nombrar un consejero.

Los miembros del Consejo de Administración deberán ser en todo tiempo de nacionalidad mexicana. Los Consejeros son elegidos por un año y continuarán en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que hayan sido designados, en tanto las personas nombradas para substituirlos tomen posesión de sus cargos.

Consideramos que el Consejo de Administración de la sociedad es un órgano plural, ya que sus miembros pertenecen a diversas ramas empresariales del más alto nivel, lo cual permite un amplio criterio de opiniones.

La recomendación hecha por el Comité de Mejores Prácticas relativa a que el Consejo de Administración esté integrado por un número que se encuentre entre 5 y 15 consejeros propietarios, se cumple, ya que el consejo de Administración cuenta con 6 miembros propietarios y sus respectivos

suplentes, lo cual permite que en las reuniones del Consejo de Administración se cumpla de manera eficiente el principio recomendado relativo a que se puedan expresar y discutir los puntos de vista de los consejeros.

Por otra parte, el Consejo de Administración de la sociedad, cuenta con Consejeros Independientes, los cuales han sido seleccionados por su experiencia, capacidad y prestigio profesional, y ninguno se encuentra en alguno de los supuestos siguientes (i) ser empleados o directivos de la sociedad; (ii) sin ser empleados o directivos y siendo accionistas de la sociedad, tengan poder de mando sobre los directivos de la misma; (iii) ser asesores de la sociedad o socios o empleados de firmas que funjan como asesores o consultores de la sociedad o sus afiliadas y que sus ingresos dependan significativamente de esta relación contractual; (iv) ser clientes, proveedores, deudores o acreedores de la sociedad o socios o empleados de una sociedad que sea cliente, proveedor, deudor o acreedor importante; (v) ser empleados de una fundación, universidad, asociación civil o sociedad civil que reciba donativos importantes de la sociedad; (vi) ser Director General o funcionario de alto nivel de una sociedad en cuyo consejo de administración participe el Director General o un funcionario de alto nivel de la sociedad; y (vii) ser parientes de alguna de las personas mencionadas en los incisos (i) a (vi) anteriores.

El Consejo de Administración de la sociedad cuenta con Consejeros Patrimoniales, los cuales tienen una tenencia significativa en el capital de la sociedad. Debido a su participación en el capital social, mantienen un monitoreo permanente sobre su inversión, por lo que buscan en todo momento el beneficio de la sociedad.

En virtud de lo anterior, los consejeros independientes y patrimoniales conjuntamente constituyen más del 50% del Consejo de Administración y los consejeros independientes representen aproximadamente el 50% del total de consejeros.
Respecto a la información del perfil y categoría de los miembros que integran el Consejo de Administración, la sociedad proporciona dicha información al mercado a través de diversos documentos los cuales se encuentran a disposición del público inversionista tanto nacional como extranjero.

Sobre la Integración del Consejo de administración	SI	NO	Comentarios
1) ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2)	X		
2) *¿Existen únicamente consejeros propietarios? (Principio 3)		X	La Ley del Mercado de Valores exige Consejeros Suplentes.
3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)		X	
4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)		X	Se pretende implementar en el futuro.
5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración (Principio 7)	X		

6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X		
7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)		X	
8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)		X	
9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9).	X		

* En caso de responder afirmativamente a esta pregunta, se deberá responder "NO APLICA" para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO	Comentarios
10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)	X		
11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12)		X	
12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)	X		A la fecha únicamente se ha constituido el Comité de Auditoría.
13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16)	X		A la fecha únicamente se ha constituido el Comité de Auditoría.
14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17)	X		

Sobre la Operación del Consejo de Administración	SI	NO	Comentarios
15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X		
16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazo de la sociedad? (Principio 18)	X		
17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19)	X		
18) ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20)	X		En el supuesto de que los consejeros no llegaren a recibir la información necesaria con cuando menos 5 días hábiles de anticipación y existiere algún asunto estratégico, el Presidente del Consejo, o el Director General, o el Secretario del Consejo,

			según el caso, lo comentarían previamente con cada uno de los consejeros, o bien circularían la información necesaria para que en la sesión correspondiente pudieran comentar y adoptar una decisión.
19) *¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aun cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20)	X		En el supuesto de que los consejeros no llegaren a recibir la información necesaria con cuando menos 5 días hábiles de anticipación y existiere algún asunto estratégico, el Presidente del Consejo, o el Director General, o el Secretario del Consejo, según el caso, lo comentarían previamente con cada uno de los consejeros, o bien circularían la información necesaria para que en la sesión correspondiente pudieran comentar y adoptar una decisión.
20) *¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21)	X		Se le da la bienvenida al nuevo Consejero, se le explican sus responsabilidades y se comenta la situación general de la compañía.

Sobre los Deberes de los Consejeros	SI	NO	Comentarios
21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se	X		

deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22)			
22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23)	X		
23) ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (Principio 23)	X		La política existente prevé que no se pueden utilizar por los consejeros los activos de la Sociedad para cuestiones personales. De presentarse el caso se cobrarían las contraprestaciones correspondientes a precio de mercado.
24) *¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X		Se tiene un alto grado de asistencia de los miembros del Consejo por lo que la asistencia es nutrida.
25) *¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25)	X		Los consejeros son informados del carácter reservado de toda la información que se trata en las Sesiones.
26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)	X		Todos los suplentes son invitados a todas las sesiones del Consejo
27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27)	X		De tiempo en tiempo la mayoría de los altos ejecutivos de las subsidiarias de la empresa asisten a las sesiones del Consejo y participan activamente.

* En el caso de que se responda afirmativamente a estas preguntas, se deberá ampliar la respuesta en la columna de comentarios.

FUNCIÓN DE COMPENSACIÓN Y EVALUACIÓN

iii-Sobre la Función de Evaluación y Compensación (ver sección II, Principio 28)

En esta sección se deberá comentar cómo se maneja la Evaluación y Compensación del director General y de los funcionarios de alto nivel describiendo los procesos que se utilizan para cumplir con dichas funciones.

Respecto de las áreas de evaluación y compensación; auditoría; y finanzas y planeación, el Consejo cuenta con mecanismos que garantizan una adecuada toma de decisiones en dichas áreas.

La sociedad ya creo el Comité de Auditoría y está en proceso de crear el (i) Comité Ejecutivo; (ii) Comité de Evaluación y Compensación; y (iii) Comité de Finanzas y Planeación.

Sobre la Operación del órgano que cumple con la función de Evaluación y Compensación	SI	NO	Comentarios
28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29)		X	A la fecha no es aplicable a la compañía toda vez que esta es una controladora pura que no tiene empleados.
29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)	X		A la fecha no es aplicable a la compañía toda vez que ésta es una controladora pura que no tiene empleados.

FUNCIÓN DE AUDITORIA

iv-Sobre la Función de Auditoría (ver sección III, Principios 31, 37, 38, 40)

En esta sección se deberá comentar cómo se cumple con la función de Auditoría describiendo los procesos que se utilizan para cumplir con dichas funciones. En específico, se debe describir cómo es que el órgano intermedio interactúa con el Consejo en relación a las prácticas contables de la sociedad y a los mecanismos que tiene para asegurar una buena calidad en la información financiera.

La sociedad es una controlador a pura y las funciones de finanzas y planeación se llevan a cabo al nivel de sus subsidiarias. La sociedad cuenta con una prestadora de servicios que es la encargada de la coordinación del proceso de auditoría entre el auditor externo, el interno y el Comisario. Dicha prestadora tiene entre sus funciones (i) recomendar al Consejo de Administración los candidatos para auditores externos de la sociedad; (ii) recomendar al Consejo las condiciones de contratación y el alcance de los mandatos profesionales de los auditores externos; (iii) apoyar al Consejo de Administración supervisando el cumplimiento de los contratos de auditoría; (iv) servir de canal de comunicación entre el Consejo de Administración y los auditores externos, así como asegurar la independencia y objetividad de estos últimos; (v) revisar el programa de trabajo, las cartas de observaciones y los reportes de auditoría e informar al Consejo de Administración sobre los resultados; (vi) recomendar al Consejo las bases para la preparación de la información financiera; (vii) auxiliar al Consejo mediante la revisión de la información financiera y su proceso de emisión; (viii) contribuir en la definición de los lineamientos generales del sistema de control interno y evaluar su efectividad; (ix) auxiliar al Consejo en la coordinación y evaluación de los programas anuales de auditoría interna; (x) coordinar las labores del auditor externo, interno y Comisario; y (xi) verificar que se cuenten con los mecanismos necesarios de manera que se permita comprobar que la sociedad cumple con las diferentes disposiciones a las que está sujeta.

En el proceso de selección de los auditores, se toma en cuenta, tanto la capacidad técnica de los auditores como su independencia.
La sociedad procura una rotación en la persona encargada de dictaminar los estados financieros.

El Consejo de Administración, se apoya en las estructuras internas de las subsidiarias de la sociedad, por lo que la auditoría interna constituye una herramienta de apoyo para la administración de la sociedad y sus subsidiarias que les permite valorar la información financiera que se genera, así como la efectividad de los controles internos. Para tales efectos, las subsidiarias de la sociedad cuentan con un área de auditoría interna, la cual informa al Consejo de Administración las políticas contables para la preparación de información financiera de la sociedad y sus subsidiarias.

Sobre la Selección de los Auditores	SI	NO	Comentarios
30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos	X		

encargados? (Principio 32)			
31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 34)	X		
32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)	X		
33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)		X	
Sobre la Información Financiera			
34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)	X		
35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37)	X		
36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39)	X		
Sobre los Controles Internos			
37) ¿Existe un sistema de control interno? (Principio 41)	X		
38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41)		X	
39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42)	X		
40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43)	X		

Revisión del Cumplimiento con Disposiciones	SI	NO	Comentarios
41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44)	X		
42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44)	X		
43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45)	X		

FUNCIÓN DE FINANZAS Y PLANEACIÓN

v-Sobre la Función de Finanzas y Planeación (ver sección IV, Principio 46)

En esta sección se deberá comentar cómo se cumple con las funciones de Finanzas y Planeación describiendo los procesos que se utilizan para cumplir con dichas funciones. En específico, en la descripción se debe exponer la interacción que tiene el órgano intermedio con el Consejo para apoyarlo en las decisiones.

Las subsidiarias de la sociedad cuentan con una dirección de finanzas y administración, la cual, cuenta entre sus funciones con las siguientes: (i) evaluar y, en su caso, sugerir las políticas de inversión de la sociedad y sus subsidiarias propuestas por la dirección general, para posteriormente someterlas a la aprobación del Consejo; (ii) evaluar y, en su caso, sugerir las políticas de financiamiento (capital o deuda) de la sociedad y sus subsidiarias propuestas por la dirección general, para posteriormente someterlas a la aprobación del Consejo; (iii) evaluar y, en su caso, sugerir los lineamientos generales para la determinación de la planeación estratégica de la sociedad y sus subsidiarias; (iv) opinar sobre las premisas del presupuesto anual y proponerlas al Consejo para su aprobación; (v) dar seguimiento a la aplicación del presupuesto y del plan estratégico de la sociedad y sus subsidiarias; e (vi) identificar los factores de riesgo a los que están sujetas la sociedad y sus subsidiarias y evaluar las políticas para su administración.

El Director del Área de Administración y Finanzas se encarga de presentar al Consejo de Administración una evaluación sobre la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad y sus subsidiarias. Las subsidiarias de la sociedad cuentan con políticas de inversión y financiamiento a largo plazo, las cuales son definidas considerando la visión estratégica de las subsidiarias de la sociedad.

Sobre la Operación del órgano intermedio que se encarga de la función de Finanzas y Planeación	SI	NO	Comentarios
44) ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio 47)		X	Esta función la realiza el Consejo de Administración.
45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)		X	Esta función la realiza el Consejo de Administración.
46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)		X	Esta función la realiza el Consejo de Administración.
47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)		X	Esta función la realiza el Consejo de Administración.

vi-Pregunta Opcional

Si se cuenta con prácticas de gobierno corporativo adicionales a las recomendadas por el Código de Mejores Prácticas Corporativas, en esta sección se da la opción para que la emisora las de a conocer.

NO APLICA

I-En esta parte se contiene un cuestionario en relación con la Asamblea General de Accionistas.

1-Las preguntas presentadas en este formato deberán contestarse de forma afirmativa o negativa con una "X" en la columna correspondiente.

2-En los casos en que la respuesta sea negativa (y por excepción en los casos de las preguntas 1 y 2 con respuesta afirmativa), el emisor podrá indicar por qué no cumple con el principio recomendado y, en su caso, si cuenta con un mecanismo alterno al sugerido. En estos casos, las respuestas deberán presentarse en la columna de comentarios exponiendo de forma clara las prácticas de gobierno corporativo que sigue la sociedad.

3-Las preguntas hacen referencia a una sección específica del Código de Mejores Prácticas Corporativas, a fin de contextualizar el sentido de la pregunta.

CUESTIONARIO SOBRE LA ASAMBLEA GENERAL DE ACCIONISTAS

DERECHOS DE ACCIONISTAS (ver sección V)

i) Sobre la información y Orden del Día de la Asamblea de Accionistas	SI	NO	Comentarios
1) ¿Se omitió del Orden del Día de las Asambleas el punto referente a "Asuntos Varios"? (Principio 51)	X		
2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X		
3) ¿Toda la información sobre cada punto del Orden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52)	X		
4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Orden del Día, para que puedan girar instrucciones a sus mandatarios? (Principio 53)		X	Aunque usualmente los accionistas proporcionan cartas poder con facultades generales para votar y no específicas para cada asunto, si algún accionista desea tener información sobre alternativas de voto, podría acudir a o comunicarse con la Sociedad para que se le

			proporcione lo anterior.
5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54)		X	No ha sido solicitado.

ii) Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	SI	NO	Comentarios
6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55)	X		Actualmente sólo se ha constituido el Comité de Auditoría
7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55)	X		Actualmente sólo se ha constituido el Comité de Auditoría
8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56)	X		

Ciudad de México, Distrito Federal a 28 de junio de 2002

AMÉRICA TELECOM, S.A. DE C.V.

INSURGENTES SUR # 3500, COL. PEÑA POBRE
MÉXICO, D. F., C. P. 14060

"INFORME ANUAL QUE SE PRESENTA DE ACUERDO CON LA CIRCULAR 11-33 DE LA COMISIÓN NACIONAL BANCARIA Y DE VALORES PARA EL PERIODO TERMINADO EL 31 DE DICIEMBRE DE 2001"

Clave de cotización: "AMTEL"

Acciones Serie "A-1", ordinarias, nominativas, sin expresión de valor nominal, correspondientes al capital mínino fijo sin derecho a retiro en circulación al 31 de diciembre de 2001.

3,757.3 Millones Serie "A-1"

Los valores de América Telecom., S.A. de C.V. se encuentran inscritos en la Sección de Valores del ahora Registro Nacional de Valores, y son objeto de cotización en la Bolsa Mexicna de Valores, S.A. de C.V. La inscripción al Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del emisor.

FILE No. 82-5251

AMÉRICA TELECOM, S.A. DE C.V.
INFORME ANUAL

I) INFORMACIÓN GENERAL

1. Resumen Ejecutivo

América Telecom, S.A. de C.V. ("América Telecom" o la "Compañía") se constituyó el 5 de diciembre de 2001 como resultado de la escisión de Telecom acordada en la asamblea general extraordinaria de accionistas de Telecom celebrada el 30 de noviembre de 2001, con objeto de separar en la Compañía la titularidad de las acciones de América Móvil cuya actividad primordial se desarrolla en la industria de telefonía inalámbrica y diversas inversiones internacionales.

La Compañía se constituyó con un capital contable de $14,947,357,407.00 M.N., de los cuales, $967,250,556.00 M.N. correspondieron a su capital social.

La Compañía detenta directamente la totalidad de las acciones representativas del capital social de América Móvil de que era propietario Telecom. Asimismo, por virtud de la escisión de Telecom, se le transfirieron a la Compañía los derechos y obligaciones relativos a dos operaciones financieras derivadas respecto de acciones representativas del capital social de América Móvil, por un monto aproximado de $120 millones de dólares, celebrada con The Chase Manhattan Bank en el mes de octubre de 2001 y con Morgan Guaranty Trust Company of New York en el mes de octubre de 2001.

Por otra parte, y también por virtud de la escisión, se le aportaron a la Compañía: (i) los derechos y obligaciones derivados del convenio celebrado el 13 de marzo de 2001 entre Telecom y SBCI respecto a su inversión en América Móvil; (ii) los derechos derivados del Contrato de Fideicomiso Irrevocable celebrado por Banco Internacional, S.A., Departamento Fiduciario como Fideicomitente, Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria como Fiduciario y SBCI como Fideicomisario; (iii) los derechos y obligaciones derivados del Contrato de Prestación de Servicios celebrado entre América Móvil y Telecom; (iv) la totalidad de las acciones de que era propietaria Telecom, representativas del capital social de Corporativo Empresarial de Comunicaciones, S.A. de C.V.; y (v) los instrumentos de deuda ("Notes") emitidos por Telecom Américas Investments Ltd. y garantizados por Bell Canada International Inc., propiedad de Telecom con un valor nominal aproximado de U.S. $92.7 millones de dólares.

Al igual que Telecom, la Compañía es una tenedora de acciones pura, por lo tanto, la Compañía no tiene empleados, por lo que los servicios administrativos se los proporcionará una empresa afiliada. Al 31 de diciembre de 2001, el 61.82% de las acciones con derecho a voto de América Móvil eran directa o indirectamente propiedad de la Compañía.

Prácticamente todas las operaciones de la Compañía son llevadas a cabo a través de su subsidiaria América Móvil. América Móvil fue constituida en septiembre del 2000 a raíz de la escisión de Telmex, el concesionario más grande de servicio telefónico local y de larga distancia en México. América Móvil fue establecida como una compañía independiente de Telmex.

América Móvil a través de su subsidiaria Telcel, es el concesionario líder de servicios de telecomunicación celular en México. A través de Telcel, proporcionamos servicios de telecomunicación celular en las nueve regiones celulares en las que se encuentra dividido México, con una red que cubre aproximadamente el 31.4% del área geográfica de la República Mexicana, incluyendo todas las principales ciudades y aproximadamente el 89.6% de la población de México.

Tenemos a través de América Móvil y sus subsidiarias, subsidiarias y coinversiones en el sector de telecomunicaciones en Guatemala, Ecuador, Brasil, Colombia, Venezuela, Argentina, Uruguay, Estados Unidos, Puerto Rico, México y España. En noviembre del 2000, conjuntamente con BCI y SBC, constituimos Telecom Américas, una coinversión que tiene varias de nuestras inversiones internacionales.

Esperamos tener la oportunidad de expandir nuestra presencia fuera de México, especialmente en los Estados Unidos y en Latinoamérica porque creemos que el sector de telecomunicaciones continuará caracterizándose por su crecimiento, cambios tecnológicos y consolidación. Podemos aprovechar estas oportunidades a través de Telecom Américas o a través de inversiones directas u otras alianzas estratégicas. No podemos garantizar la medida, el momento y el costo de inversiones internacionales futuras y si dichas inversiones pueden involucrar riesgos a los cuales no hemos estado anteriormente expuestos.

SITUACIÓN FINANCIERA

CARSO GLOBAL TELECOM

SITUACIÓN FINANCIERA
(Miles de pesos constantes de cierre de 2001)

	1999	2000	2001
VENTA	110,852,706	107,216,443	111,037,104
UTILIDAD DE OPERACIÓN	40,117,303	39,224,502	41,013,264
UTILIDAD DE NETA	4,676,550	5,990,239	5,908.652
EVITAD	62,130,191	59,258,889	59,986,771
ACTIVO TOTAL	210,610,855	265,008,433	160,436,397
PASIVO TOTAL LARGO PLAZO	34,264,357	42,316,782	56,168,981
CAPITAL CONTABLE	25,292,602	22,668,667	7,643,998
PROMEDIO PONDERADO DE LA ACCIONES	3,761,222,168	3,784,081,133	3,765,809,821
UTILIDAD POR ACCION	1.243	1.583	1.454

AMERICA TELECOM

SITUACIÓN FINANCIERA
(Miles de pesos constantes de cierre de 2001)
CONSOLIDADO

	1999	2000	2001
VENTA	16,183,196	30,095,016	41,363.913
UTILIDAD DE OPERACIÓN	2,297,419	2,905,854	6,073,435
UTILIDAD DE NETA	1,069,895	257,593	(152,249)
EBITDA	3,857,996	5,994,753	10,550,609
ACTIVO TOTAL	69,184,652	91,774,991	93,415,612
PASIVO TOTAL LARGO PLAZO	4,238,479	4,924,486	20,276,570
CAPITAL CONTABLE	15,596,464	15,561,056	13,662,660
PROMEDIO PONDERADO DE LA ACCIONES	3,761,222,168	3,784,081,133	3,765,809,821
UTILIDAD POR ACCION	0.2845	0.0681	(0.0420)

2. Factores de Riesgo

La Compañía y sus subsidiarias directas e indirectas están expuestas al cambio estructural de los ajustes económicos y financieros que se viven tanto en el mercado doméstico como en los mercados internacionales.

Los siguientes son los factores de riesgo que la Compañía considera pudieran representar el mayor impacto en ella, en América Móvil y en sus resultados de operación y que deben ser considerados por el público inversionista.

Los riesgos e incertidumbres que se describen no son los únicos a los que se enfrenta la Compañía, sin embargo se trata de describir los de mayor importancia, ya que existen otros que también podrían afectar sus operaciones y actividades.

Riesgos Relativos a la Escisión de Telecom

La Escisión Cambiará Substancialmente las Operaciones y Situación Financiera.

Por resolución de la asamblea extraordinaria de accionistas de Telecom celebrada el 30 de noviembre de 2001, se acordó escindir, entre otros activos y pasivos, la totalidad de las acciones representativas del capital social de América Móvil propiedad de Telecom. Anteriormente Telecom era una compañía mas diversificada que lo que es ahora después de la escisión. Las operaciones que mantuvo de manera indirecta consisten en aquellas que lleva a cabo su subsidiaria Telmex, las cuales son básicamente servicios relacionados con la telefonía fija en México, incluyendo Internet y transmisión de datos, y pudieran tener menor posibilidad de crecimiento a futuro que las que se escindieron. Debido a que la compañía únicamente participa en las telecomunicaciones móviles, sus operaciones pueden verse afectadas por el desarrollo y éxito comercial de los proveedores de servicio inalámbrico y otras tecnologías.

Pasivos Contingentes Relativos a Ciertas Operaciones que fueron Transferidas a la Compañía en la Escisión

De acuerdo con las leyes mexicanas, Telecom es conjunta y solidariamente responsable por las obligaciones que fueron transferidas a la Compañía bajo la escisión por un período de tres años contados a partir de la fecha en que se publicó la resolución de escisión. Sin embargo, dicha obligación no es aplicable a ninguna obligación con algún acreedor que hubiera dado su consentimiento expreso liberando a Telecom de dicha obligación y aprobando la escisión. Telecom no podrá ser liberada de estos compromisos sin el consentimiento de los beneficiarios respectivos. Es intención de Telecom obtener los consentimientos necesarios para liberarse de estos compromisos, pero no se puede garantizar que los beneficiarios de estas obligaciones vayan a otorgar su consentimiento y cuándo lo harían.

Riesgos Relacionados con Nuestros Socios Mayoritarios y la Estructura del Capital

Estamos Controlados por un Accionista

Al 31 de diciembre de 2001, el 61.82% de las acciones con derecho a voto de América Móvil eran directa o indirectamente propiedad de la Compañía, la cual es controlada por un fideicomiso a beneficio de Carlos Slim Helú y miembros de su familia inmediata. La Compañía tiene poder efectivo para designar a la mayoría de los miembros de nuestro Consejo de Administración y determinar el resultado de otras acciones que requieran el voto de los accionistas, excepto en casos muy limitados que requieren el voto de los tenedores de las acciones serie L.

Tenemos transacciones importantes con Compañías Afiliadas, particularmente Telmex, que crean conflictos potenciales de interés

Realizamos operaciones con Telmex, y con algunas otras Afiliadas de GCarso y Grupo Financiero Inbursa, S.A. de C.V. Las operaciones con empresas afiliadas podrían crear potenciales conflictos de intereses. No hemos establecido procedimientos específicos aplicables a las operaciones con empresas afiliadas para protegernos de conflictos de intereses.

Riesgos relacionados con el desarrollo en México y otros países con mercados emergentes

Las condiciones económicas y políticas de México pueden afectar adversamente nuestras operaciones

Nuestra principal operación comercial se encuentra en México. Como resultado de ello, nuestras operaciones pudieran verse seriamente afectadas por las condiciones generales de la economía mexicana, por una devaluación del peso, por inflación y altas tasas de interés en México, por cambios al régimen tributario aplicable a nuestros servicios o por sucesos políticos que acontezcan en México.

- *México ha experimentado condiciones económicas adversas*

México ha sufrido varias crisis económicas como la secuela de la devaluación del peso en diciembre de 1994. En años recientes, las crisis económicas en Asia, Rusia, Brasil, Argentina y otros mercados emergentes, así como la desaceleración de la economía estadounidense han afectado adversamente a la economía mexicana y podrían hacerlo nuevamente. En 1999, el PIB, se incrementó en un 3.7% y la inflación fue de 12.3%. Para el año 2000, el crecimiento del PIB fue del 6.9% mientras que la inflación bajó al 8.9%. De acuerdo a la información emitida por BANXICO y el INEGI, al 31 de Diciembre de 2001, el crecimiento del PIB fue de 3.6% y al 31 de diciembre de 2001 la inflación fue de 4.40%. El gobierno mexicano ha estimado que el crecimiento del PIB en el 2002 será del 1.5% y que la inflación será de 4.80%, pero estas estimaciones pueden o no ser acertadas.

Si la economía mexicana cae en una recesión o si la inflación y las tasas de interés se incrementan substancialmente, nuestras operaciones, situación financiera y resultado de las operaciones podrían sufrir consecuencias adversas importantes, debido a que, entre otras cosas, podría disminuir la demanda de servicios de comunicación inalámbrica y pudiera ser difícil para los consumidores pagar por los servicios que ofrecemos.

La depreciación o fluctuación del Peso frente al Dólar podría afectar adversamente nuestra situación financiera y los resultados de operación

Nos vemos afectados por las fluctuaciones en el valor del peso porque una porción importante de nuestros activos financieros (en América Móvil 60% al 31 de diciembre de 2001) y de nuestra deuda (América Móvil 88.2% al 31 de diciembre de 2001) está denominada en moneda extranjera, principalmente en Dólares. En el pasado, teníamos más activos que pasivos denominados en moneda extranjera, así que hemos tenido ganancias cambiarias cuando se depreció el peso y pérdidas cambiarias cuando se apreció el peso.

Al 31 de diciembre de 2001, América Móvil tenía más pasivos que activos denominados en moneda extranjera y espera continuar así. Por lo tanto, espera reconocer pérdidas cambiarias cuando el peso se deprecie frente a las divisas extranjeras.

Una severa depreciación o devaluación del peso puede también afectar a los mercados cambiarios internacionales y puede limitar nuestra capacidad para transferir o convertir Pesos a Dólares y a otras divisas a fin de hacer los pagos de los intereses y del capital de nuestras deudas

con oportunidad. Aunque el gobierno mexicano actualmente no restringe ni ha restringido durante muchos años, el derecho o capacidad de personas o entidades mexicanas o extranjeras para convertir Pesos a Dólares o transferir otras divisas fuera de México, el gobierno podría instituir políticas cambiarias restrictivas en el futuro. Es probable que las fluctuaciones cambiarias continúen afectando nuestra situación financiera, el resultado de operaciones y los flujos de efectivo en períodos futuros.

Altos niveles de inflación y altas tasas de interés en México podrían afectar desfavorablemente nuestra situación financiera y a los resultados de operación

México ha experimentado altos niveles de inflación en años recientes. La tasa anual de inflación, medida por los cambios en el INPC, fue de 18.6% para 1998; del 12.3% para 1999 y 8.9% para el 2000. De acuerdo con información emitida por BANXICO la inflación al 31 de diciembre de 2001 fue de 4.40%. La tasa de interés de los CETES a 28 días, fue en promedio de 24.5% en 1998, 21.4% en 1999, y 15.3% en el 2000. De acuerdo con información emitida por BANXICO la tasa de interés de los CETES a 28 días fue en promedio de 12.62% al 31 de diciembre de 2001. Las altas tasas de interés en México podrían tener un efecto material adverso sobre nuestros costos y por lo tanto en nuestra situación financiera y los resultados de nuestras operaciones.

Las modificaciones al régimen fiscal aplicable a los servicios que prestamos podrían afectar nuestros resultados de operación

Con fecha 1 de enero de 2002, el Congreso de México publicó el decreto mediante el cual se reforman, adicionan y derogan diversos artículos a la Ley del IESPyS. El decreto establece la creación de un impuesto especial del 10% a la prestación de servicios de telecomunicaciones y conexos, entre los cuales se encuentra la prestación de servicios de telefonía celular por contrato, servicios de telefonía celular prepagada respecto a servicios que se presten a través de tarjetas prepagadas que incluyan más de Ps.200, así como los servicios de televisión restringida, tales como sistemas de televisión por cable. No podemos predecir el impacto que este nuevo impuesto tendrá en el resultado de las operaciones de Telcel debido a que, entre otras cosas, podría disminuir la demanda a los servicios de telefonía celular y de televisión restringida en México y pudiera ser difícil para los consumidores pagar por los servicios que ofrecemos.

Los eventos políticos en México, podrían afectar la política económica mexicana y nuestras operaciones

Los sucesos políticos mexicanos también podrían afectar substancialmente nuestras operaciones y el desempeño de los valores mexicanos, incluyendo nuestros instrumentos. En las elecciones presidenciales de México que se llevaron a cabo el 2 de julio del 2000, Vicente Fox del partido de oposición Partido Acción Nacional (PAN) ganó la presidencia. Su victoria terminó con más de 70 años de régimen presidencial del Partido Revolucionario Institucional (PRI). Ni el PRI ni el PAN alcanzaron la mayoría en las cámaras que conforman al Congreso de México.

A un año de gobierno del Presidente Vicente Fox y aunque este ha anunciado su intención de garantizar una transición suave con respecto a la anterior administración, existe la posibilidad de que el cambio de gobierno mexicano pudiera generar cambios en las políticas económicas de México que pudieran afectar adversamente nuestra operación. Aunque miembros del PAN han gobernado varios estados y municipios, el PAN no ha gobernado a nivel nacional con anterioridad. En el pasado reciente, la transferencia del poder después de las elecciones presidenciales ha venido acompañada de un deterioro importante de la economía. La transferencia del poder podría originar, entre otras cosas, una inestabilidad monetaria. Un cambio de política económica, así como también una inestabilidad monetaria, podrían afectar adversamente a nuestras operaciones, nuestra situación financiera, las perspectivas y los

resultados de la operación. Además, no podemos predecir el impacto que tendrá la nueva administración en el ambiente regulatorio de las telecomunicaciones mexicanas.

Los sucesos en otros países con mercados emergentes pudieran afectar adversamente nuestros negocios al precio de mercado de nuestros valores

Muchas de nuestras inversiones y coinversiones así como parte substancial de nuestros activos totales se encuentran en países con mercados emergentes, incluyendo Guatemala, Ecuador, Brasil, Colombia, Uruguay, Venezuela y Argentina. Como resultado de ello, los sucesos económicos y políticos en estos países, incluyendo las futuras crisis económicas e inestabilidad política, podrían tener un efecto material adverso para nuestras operaciones y por lo tanto afectar los resultados.

Además, el valor de mercado de las acciones de las compañías mexicanas se ve afectado, en diferente medida, por las condiciones económicas y de mercado en otros países con mercados emergentes. Aunque las condiciones económicas en dichos países pudieran diferir en forma importante de la situación económica de México, las reacciones de los inversionistas ante sucesos en estos otros países pueden afectar en forma adversa el valor de mercado de las acciones de emisores mexicanos.

El desarrollo de México y su relación con los recientes acontecimientos mundiales

A finales de octubre de 1997, los precios tanto de valores de deuda mexicanos como valores de capital mexicanos, cayeron substancialmente, precipitados por la brusca caída de las bolsas de valores de los mercados asiáticos. De igual manera, en el segundo semestre de 1998, los precios de las acciones mexicanas se vieron adversamente afectadas por las crisis económicas de Rusia y de Brasil. Finalmente, a raíz de los atentados terroristas en Estados Unidos del 11 de septiembre de 2001 los mercados observaron drásticas tendencias a la baja. No se puede garantizar que el valor de mercado de nuestros valores no varíe adversamente, debido a sucesos en otros países, especialmente en países con mercados emergentes.

Riesgos relacionados con nuestras operaciones inalámbricas en México

La competencia substancial y cada vez mayor en la industria inalámbrica en México puede afectar desfavorablemente a nuestro negocio

Enfrentamos a través de nuestra subsidiaria Telcel una competencia substancial en la industria inalámbrica de comunicaciones en México, nuestras expectativas son que la competencia se intensificará en el futuro como resultado de la entrada de nuevos competidores al mercado de telecomunicaciones, el desarrollo de nuevas tecnologías, productos y servicios y la licitación de un número mayor de espectros radioeléctricos.

Nuestra subsidiaria Telcel tiene Concesiones en las nueve regiones celulares en las que se divide México, para operar la red inalámbrica utilizando el espectro radioeléctrico de 800 MHz (Banda B) y la red PCS utilizando el espectro radioeléctrico de 1900 MHz (Banda D). Nosotros enfrentamos la competencia de otros operadores celulares utilizando el espectro radioeléctrico de 800 MHz (Banda A) en cada una de las regiones en las que operamos. El gobierno mexicano ha otorgado licencias PCS a otros operadores que están en el proceso de desarrollar servicios inalámbricos en el espectro radioeléctrico de 1900 MHz (Bandas A, D y F). Nuestros competidores en México incluyen a Iusacell, que es controlado por Verizon Wireless; Pegaso; Unefon; Bajacel, Telenor, Movitel y Cedetel, estas últimas cuatro compañías recientemente adquiridas por Telefónica de España.

Creemos que las tarifas de mercado en términos generales bajarán en el futuro para servicios inalámbricos bidireccionales debido a una mayor competencia. También esperamos que

la competencia vaya a incrementar su publicidad y gastos promocionales conjuntamente con un aumento en la demanda de acceso a los canales de distribución. Todo esto puede llevar a que haya un mayor número de opciones para los clientes, así como el posible movimiento de los clientes entre los competidores, lo que nos puede dificultar retenerlos y agregar nuevos.

Nuestra capacidad para competir con éxito dependerá también de nuestra mercadotecnia y de nuestra habilidad para anticipar y responder a los diferentes factores competitivos que afectan a la industria, incluyendo servicios nuevos, cambios en la preferencia de los usuarios, tendencias demográficas, condiciones económicas y las estrategias de descuento de los competidores. Nuestros ingresos y utilidades se reducirán, si no somos capaces de enfrentar a la competencia y compensar las reducciones de precios agregando nuevos clientes, aumentando sus llamadas y ofreciendo nuevos servicios.

Es posible que no podamos ampliar y mejorar nuestra red oportunamente

Estamos en el proceso de ampliar y mejorar nuestra red inalámbrica en México. Para poder construir nuestra red, debemos obtener sitios para las Radio Bases y para la conmutación; obtener los derechos de vía, autorizaciones gubernamentales y permisos para la construcción de la red; un diseño completo de radio frecuencias para cada área en vías de desarrollo; diseño e instalación de sistemas de conmutación; sistemas de radio; instalaciones de Interconexión y sistemas de soporte a la operación; ampliar y mantener la atención a clientes; administración de la red y de los sistemas administrativos, así como obtener frecuencias del espectro radioeléctrico adicionales. Es nuestra intención en los próximos años mejorar nuestra red para implementar la generación de tecnología inalámbrica conocida como GSM.

No podemos garantizar la ejecución exitosa de estas tareas en forma oportuna o en lo absoluto, toda vez que dependen de factores externos que no están bajo nuestro control. Nuestra capacidad para desarrollar nuestra red se puede ver afectada entre otros factores, por la disponibilidad de capital, relaciones con proveedores, factores políticos o de regulación y fluctuaciones de divisas. Si no podemos terminar la expansión y modernización de nuestra red inalámbrica en forma satisfactoria, o hacerlo oportunamente, podríamos perder los clientes actuales y potenciales ante nuestros competidores, en adición a la posibilidad de que una o más de nuestras concesiones podrían ser revocadas y por lo tanto nuestros resultados y situación financiera pudieran verse afectados.

Tenemos una gran necesidad de capital para construir nuestra red inalámbrica y para otros propósitos, es posible que no podamos reunir suficiente capital en forma oportuna o en lo absoluto

Requerimos de capital para operar y construir la red inalámbrica de nuestras subsidiarias. También requerimos cantidades importantes de capital para distribuir y comercializar nuestros servicios y productos, desarrollar e implementar nuevos, así como para instrumentar nuevas tecnologías inalámbricas y potencialmente adquirir e invertir en otras compañías de comunicaciones. Telcel ha presupuestado inversiones de capital por U.S.$858 millones aproximadamente para los cuatro trimestres del 2002, principalmente para la construcción de su red inalámbrica. Las operaciones internacionales de nuestras subsidiarias requieren de grandes cantidades de capital y a la fecha hemos proporcionado una parte substancial de los fondos de América Móvil a Telecom Américas, la coinversión con BCI y SBC y a otras de nuestras subsidiarias y coinversiones internacionales. A través de América Móvil podríamos decidir financiar nuevas inversiones fuera de México. Si estos fondos son insuficientes para cumplir con los requerimientos de capital presupuestados para Telcel, es posible que no podamos reunir capital indispensable para financiar cualquier déficit en forma oportuna o en lo absoluto.

Además, pudiéramos no responder oportunamente o en lo absoluto, a nuevos e inesperados requerimientos de capital, lo cual limitaría nuestra operación y nuestro desarrollo.

Algunos de los factores que podrían ocasionar necesidades de capital no anticipadas son los cambios regulatorios, cambios en los diseños de ingeniería, nuevas tecnologías, fluctuaciones cambiarias que nos podrían apartar de forma importante de nuestro plan de negocios.

Anteriormente, Telcel se apoyaba en Telmex, para ayudar a satisfacer sus necesidades de capital. A partir de la escisión de Telmex, Telmex ya no lo provee de recursos, ni provee de apoyo financiero u otro soporte a Telcel. Si no se obtiene el capital necesario oportunamente, se podrían retrasar o abandonar nuestros planes de desarrollo o expansión o no podríamos cumplir con los requisitos regulatorios de expansión.

La evolución regulatoria en México podría perjudicar nuestras operaciones y podría ocasionar la revocación de nuestras Concesiones

La operación de Telcel está sujeta a una considerable regulación gubernamental así como a la vigilancia de la COFETEL y puede verse adversamente afectada por cambios en la Ley o por acciones de las autoridades regulatorias mexicanas.

La Ley Federal de Telecomunicaciones de México y las Concesiones de Telcel incluyen varias disposiciones bajo las cuales dichas Concesiones pueden ser revocadas por la COFETEL antes de la fecha de su terminación. Entre otras cosas, estas Concesiones pueden ser revocadas si no cumplimos con los requerimientos de construcción programados o no mantenemos los estándares mínimos de calidad, de servicio y cobertura. La pérdida de cualquiera de estas Concesiones podría tener un impacto adverso significativo en nuestras operaciones y en los resultados de la operación. La SCT está autorizada para imponer requerimientos específicos de tarifas a cualquier operador inalámbrico que la COFECO determine que tiene un poder substancial en el mercado relevante. Aunque no se ha tomado ninguna determinación sobre el mercado inalámbrico en México, no podemos asegurar que las autoridades regulatorias no tomarán dicha determinación respecto a Telcel y nos impongan requerimientos específicos sobre las tarifas.

Riesgos relacionados con nuestras Subsidiarias y coinversiones

Dependemos de la relación con nuestros socios y los desacuerdos con los mismos podrían perjudicar a nuestras empresas internacionales y beneficiará nuestros competidores

No podemos garantizar que todas nuestras relaciones con nuestros socios serán armoniosas y exitosas. Algunas de nuestras operaciones, incluyendo Guatemala y Ecuador, se realizan a través de subsidiarias en las cuales tenemos una participación mayoritaria, pero inferior al 100%. Como resultado de ello, debemos contar con la cooperación de nuestros socios en ciertos asuntos para poder implantar y expandir nuestras estrategias de negocios.

Algunas de nuestras operaciones, incluyendo las inversiones a través de Telecom Américas, nuestra coinversión con BCI y SBC, así como nuestras inversiones en CCPR en Puerto Rico y en Cablevisión en México, son dirigidas a través de coinversiones en las cuales no somos ni los socios mayoritarios ni controlamos el voto. Como resultado de ello, tenemos Control limitado sobre las estrategias de negocios de estas compañías. Por ejemplo, normalmente la autorización de los presupuestos de operación y de inversión y las distribuciones y contribuciones de capital de los accionistas, requieren el consentimiento de nuestros socios. Es más, si alguna de las partes se rehusara a aportar el financiamiento o a financiar su parte correspondiente de las aportaciones de capital, nos podría obligar a aportar sobre bases desproporcionadas en casos en donde no recibiríamos el incremento correspondiente a nuestro porcentaje de participación. El desacuerdo con nuestros socios podría afectar adversamente los prospectos comerciales de estas compañías o dar como resultado la terminación del acuerdo de coinversión bajo el cual tenemos nuestra participación.

Telecom Américas no tiene Control de voto en muchas de sus compañías operadoras importantes

Debido a la legislación aplicable a los servicios de telecomunicaciones en Brasil, Telecom Américas no tiene el Control del voto en ATL, Tess, Americel, Telet y Canbrás. Aunque esperamos que eventualmente Telecom Américas obtenga el Control del voto en estas compañías operadoras, no podemos garantizar que así sucederá.

Los acuerdos por medio de los cuales Telecom Américas tiene su participación en las compañías operadoras brasileñas están sujetos a vastas regulaciones gubernamentales. Aunque las autoridades regulatorias brasileñas revisaron y aprobaron las operaciones en las que Telecom Américas adquirió su participación en dichas compañías, no podemos garantizar que el ambiente regulatorio en Brasil no sufrirá cambios en el futuro que pudieran afectar en forma adversa nuestras inversiones. Las restricciones regulatorias brasileñas existentes y futuras podrían tener un efecto significativo adverso sobre la capacidad de Telecom Américas de obtener Control de voto de sus inversiones en Brasil o para transferir su participación en sus compañías operadoras de aquel país o maximizar las utilidades de dicha transferencia.

- ***Es posible que nuestros negocios internacionales no puedan ampliar o mejorar sus redes oportunamente***

Nuestros negocios inalámbricos internacionales deben completar la ampliación de sus redes inalámbricas y, en los próximos años, realizar mejoras a sus redes para tener acceso a la siguiente generación de tecnología digital. Adicionalmente nuestra subsidiaria en Guatemala, Telgua, está en el proceso de ampliar su red de telefonía fija. No podemos garantizar que ejecutaremos estas tareas oportunamente o del todo. Nuestra capacidad de desarrollar redes se ve afectada entre otros factores, por la disponibilidad de capital, relaciones con proveedores, factores políticos o regulatorios y fluctuaciones en las divisas. Si no podemos completar con éxito la ampliación y mejora de nuestras redes, o hacerlo oportunamente, podríamos perder clientes actuales y potenciales a favor de los competidores, podrían ser revocadas una o más de nuestras concesiones y consecuentemente nuestros ingresos se verían afectados.

Nuestros negocios internacionales demandan capital substancial para ampliar sus redes y para otros propósitos y es posible que no puedan reunir suficiente capital de manera oportuna o en lo absoluto

Nuestros negocios internacionales demandan una cantidad importante de recursos para continuar con su crecimiento y desarrollo, y es posible que no puedan reunir suficiente capital de manera oportuna o en lo absoluto.

Presupuestamos inversiones de capital aproximadamente por U.S.$1,570.5 millones para nuestras operaciones internacionales en 2001 y tenemos un compromiso de aportar U.S.$230 millones durante 2002 para complementar el programa de inversión. Para cumplir estos requerimientos, hemos contado y esperamos seguir contando en parte con aproximadamente U.S.$1.1 miles de millones en efectivo e inversiones a corto plazo que teníamos al 30 de septiembre de 2001, pero también esperamos utilizar parte de estos fondos para financiar inversiones de capital de Telcel y nuevas inversiones internacionales.

Si nosotros o nuestros socios decidiéramos no aportar capital a nuestras operaciones internacionales, estas se podrían ver obligadas a obtener capital con créditos externos u otras actividades de financiamiento externo. Pudiera ser que estas compañías no fueran capaces de obtener el financiamiento adicional que necesitan para financiar sus requerimientos de capital bajo condiciones aceptables o sencillamente no obtenerlo.

Un mayor endeudamiento pudiera tener una serie de efectos negativos en la operación de nuestras empresas internacionales, incluyendo una mayor dificultad para obtener financiamiento en el futuro, el destino de mayores cantidades de las utilidades para pagar deudas, así como la imposición de restricciones de los acreedores a las fuentes de capital u operaciones de estas empresas.

La competencia sustancial y cada vez mayor en la industria inalámbrica podría afectar desfavorablemente los ingresos y las utilidades de nuestros negocios internacionales

Nuestros negocios inalámbricos internacionales enfrentan una sustancial competencia, de otros operadores de servicios inalámbricos y de múltiples prestadores de servicio. Esperamos que la competencia se intensifique en el futuro, tanto por parte de los nuevos operadores como de los ya existentes, que los precios de mercado de los servicios inalámbricos continúen disminuyendo y que las bajas de los clientes se incrementen debido a una mayor competencia. Entre otras cosas, nuestros competidores podrían incrementar los subsidios de los teléfonos celulares, proveer servicios gratuitos tales como acceso a internet, expandir sus redes con mayor rapidez, desarrollar y distribuir tecnologías inalámbricas mejoradas más rápidamente.

Si no podemos enfrentar la competencia y compensar la baja de precios añadiendo nuevos clientes, incrementando el uso y ofreciendo nuevos servicios, los ingresos y la rentabilidad de nuestros negocios internacionales se reducirán. Adicionalmente, el costo de sumar nuevos clientes puede continuar incrementándose, reduciendo la rentabilidad aún cuando el número de clientes continúe en ascenso.

Pudiéramos no obtener o mantener acuerdos favorables de Roaming

En países en donde nuestros negocios no tienen cobertura nacional, el Roaming es una característica importante para algunos de nuestros clientes. Nuestras compañías podrían perder sus clientes en la medida en que los competidores tengan o consideren que tendrán mejores características de Roaming que nuestras empresas. Los clientes de Telcel pueden accesar al sistema inalámbrico de otro operador sólo si sus celulares son compatibles con los del sistema del otro operador y este les permite hacer Roaming en su red. Telcel se basa en acuerdos celebrados para proporcionar la capacidad de Roaming a clientes en Latinoamérica, Estados Unidos y otras áreas a las cuales no dan servicio sus redes. Algunos competidores podrían tener una cobertura más amplia a través de sus propias redes y por lo tanto tener menor dependencia de contratos de Roaming. Además, los competidores podrían obtener tarifas de Roaming inferiores a nuestras tarifas, lo cual les daría a esos competidores una ventaja en precio. Además, la calidad del servicio que da un operador celular en una llamada de Roaming puede ser inferior a la calidad del servicio que brindan nuestras compañías.

Nuestras compañías dependen también de contratos de Roaming con otros operadores celulares como fuente de ingresos cuando los clientes de los otros operadores hacen Roaming en los territorios en donde nuestras compañías prestan servicio. Si estos contratos de Roaming se terminaran o si los otros operadores desplegaran tecnologías incompatibles, nuestros ingresos se reducirían substancialmente.

Las regulaciones gubernamentales podrían perjudicar nuestras operaciones internacionales

Nuestros negocios internacionales están sujetos a extensa regulación gubernamental y pueden verse adversamente afectados por cambios en la Ley, reglamentos o política regulatoria. Las autoridades gubernamentales regulan en diferente medida las licencias, construcción, operación, venta, reventa y contratos de Interconexión de sistemas de telecomunicación inalámbrica en Latinoamérica y otros países. Cualquiera de estas autoridades que tenga jurisdicción sobre nuestras empresas podrían adoptar, cambiar su regulación o tomar otras acciones que pudieran afectarnos adversamente. Especialmente, la regulación de los precios que los operadores pueden cobrar por sus servicios podría tener un efecto substancialmente adverso sobre nosotros reduciendo los márgenes de utilidad. Muchas de estas leyes, regulaciones e instrumentos que regulan nuestra operación, incluyendo las de Brasil, Argentina y Ecuador, fueron recientemente adoptadas o entraron en vigor, existiendo pocos antecedentes que nos permitirían predecir el impacto de estas regulaciones en nuestras operaciones futuras.

Muchos países latinoamericanos están llevando a cabo programas para regularizar y privatizar la prestación de servicios de comunicaciones, incluyendo servicios inalámbricos. Sin embargo, estos programas aún están en desarrollo y no podemos garantizar que los cambios en la administración política no conducirán a la adopción de políticas sobre competencia, privatización y fijación de impuestos de servicios de comunicaciones que puedan ser perjudiciales para nuestras operaciones en Latinoamérica.

Dichas restricciones, que pudieran tomar la forma de preferencias de que las licencias y los activos de comunicaciones sean propiedad de compañías locales más que de compañías extranjeras, o del gobierno y no del sector privado, nos puede imposibilitar a que continuemos desarrollando nuestros negocios. Estas restricciones podrían causar pérdidas en ingresos e inversiones de capital. Actualmente existen algunas restricciones generalmente en forma de limitaciones al porcentaje en nuestra participación en coinversiones en mercados extranjeros.

Nuestras empresas internacionales tienen concesiones que están sujetas a revocación

Las condiciones de las licencias o concesiones bajo las cuales operan nuestras empresas inalámbricas internacionales normalmente requieren que el operador cumpla con requerimientos y programas de expansión específicos de la red y que mantengan un estándar mínimo de calidad, servicio y cobertura. No cumplir con estos criterios podría ocasionar que se revocaran las concesiones, se impusieran multas u otras acciones gubernamentales. No podemos asegurar que nuestras empresas internacionales podrán cumplir plenamente con los términos y condiciones de sus concesiones.

Hemos invertido en empresas y países en los cuales no tenemos experiencia previa y es posible que no tengamos éxito para enfrentar los nuevos retos y riesgos que estos presenten

Hemos invertido a través de nuestras subsidiarias en un número creciente de negocios que están fuera de nuestra actividad principal de proporcionar servicios de telecomunicaciones inalámbricas en México y planeamos continuar haciéndolo, especialmente en el resto de Latinoamérica y en negocios relacionados con internet, tecnología de la información y telecomunicaciones inalámbricas. Estas inversiones involucran riesgos a los cuales no hemos estado expuestos con anterioridad y en países en los cuales no tenemos experiencia previa. Algunas de las inversiones se encuentran en países como Guatemala, Ecuador, Brasil, Colombia, Argentina, Uruguay y Venezuela, y pudieran presentar un riesgo diferente o mayor que el que tenemos en México. Algunas se encuentran en sectores en los cuales nuestra experiencia previa es limitada. Muchas de ellas son compañías que están iniciando o expandiendo sus operaciones y que requerirán inversiones substanciales. No puede haber ninguna garantía de que estas inversiones tendrán éxito en última instancia.

Riesgos relacionados con la industria inalámbrica en general

Cambios en la industria inalámbrica nos podrían afectar en formas impredecibles

La industria de la comunicación inalámbrica está experimentando un cambio importante. Esto incluye las cada vez más rápidas mejoras a los sistemas inalámbricos Analógicos, los cambiantes estándares de la industria, mejoras continuas en la capacidad y calidad de la tecnología Digital, ciclos de desarrollo más cortos para los nuevos productos, y cambios en las necesidades y preferencias de los consumidores finales. En México y en los países en los cuales operamos, hay incertidumbre sobre el ritmo y el alcance del incremento en la demanda de los clientes, y en la manera en la cual los precios por tiempo aire y la renta de la línea continúen disminuyendo. Como resultado de ello, nuestras perspectivas a futuro son inciertas.

Nuestra tecnología pudiera no ser compatible con la siguiente generación de tecnología inalámbrica

En la actualidad hay tres tecnologías Digitales para comunicaciones inalámbricas, y ninguna de ellas es compatible con las otras. Telcel y otras de nuestras empresas internacionales utilizan tecnología TDMA para sus redes Digitales. Sin embargo, otros prestadores de servicio inalámbrico, incluyendo algunas de nuestras empresas internacionales, utilizan tecnología CDMA, mientras que otros operadores inalámbricos utilizan tecnología GSM. Es posible que la próxima generación de tecnología inalámbrica que tenga una extensa aceptación mundial no sea compatible con las tecnologías que actualmente utilizan Telcel y nuestros negocios internacionales. Si no es compatible, es posible que tengamos que llevar a cabo inversiones de capital que excedan nuestro presupuesto actual para poder actualizar y reemplazar nuestra tecnología e infraestructura. Dicho incremento en los requerimientos de capital podría afectar desfavorablemente nuestra situación y perspectiva financiera.

La preocupación del riesgo en la salud, asociado al uso de teléfonos celulares podría afectar desfavorablemente nuestras perspectivas

Los medios de comunicación y otros reportes han relacionado las emisiones de radiofrecuencias de los teléfonos inalámbricos portátiles con algunos problemas de salud, incluyendo cáncer e interferencias con algunos dispositivos médicos electrónicos, como son, equipos para sordos y marcapasos. Aún cuando no conocemos ningún estudio definitivo que pruebe que las emisiones de radiofrecuencias incrementan los problemas de salud, la preocupación por las emisiones de radiofrecuencias pudiera desalentar el uso de teléfonos celulares portátiles en México o en otros países en los cuales operamos, lo cual podría tener un efecto adverso en nuestros resultados de operaciones. Adicionalmente, se han presentado demandas en Estados Unidos en contra de algunos participantes en la industria celular, alegando varias consecuencias adversas a la salud como resultado del uso de teléfonos celulares, siendo probable que en el futuro Telcel y nuestras empresas internacionales sean sujetos de litigios similares. Se están llevando a cabo continuas investigaciones y estudios al respecto y no se puede garantizar que estudios e investigaciones adicionales no comprueben la existencia de un nexo causal entre las emisiones de radiofrecuencias y problemas en la salud.

3. Otros Valores Inscritos en el RNV

En 2002, la Compañía inscribió las acciones representativas de su capital social en la Sección de Valores del RNV a cargo de la CNBV para su cotización en la BMV. No existen otros valores inscritos en le RNV.

4. Cambios significativos a los derechos de los valores inscritos en el RNV

A la fecha no se ha realizado modificación a los derechos de los valores inscritos en el RNV.

5. Destinos de los Fondos

La compañía ha utilizado los recursos obtenidos de la colocación de valores inscritos en el RNV para fines corporativos de carácter general, incluyendo el financiaminto para compra de acciones y opciones sobre acciones de sus compañias subsidiarias.

6. Incorporación por Referencia.

Se incorpora por referencia al presente informe anual como si a la letra se insertasen, los siguientes documentos que se han sido previamente presentados a la CNBV y que estan disponibles en el sitio de Internet de la BMV (www.bmv.mx)

1. Informe Anual de América Móvil, S.A. de C V., al 31 de diciembre de 2001, conforme a la circular 11-33 emitida por la CNBV.

II. LA COMPAÑÍA

1. Historia y Desarrollo del Emisor

Denominación

La Compañía es una sociedad anónima de capital variable, debidamente constituida bajo las leyes de México, denominada América Telecom, S.A. de C.V.

Constitución

La Compañía fue constituida como sociedad anónima de capital variable, de acuerdo a la escritura pública número 108,937 de fecha 5 de diciembre de 2001 ante la fe del Notario Público No. 129 del Distrito Federal, Licenciado Ignacio Soto Borja y Anda, inscrita en el Registro Público de Comercio del Distrito Federal bajo el Folio Mercantil No. 282297 de fecha 13 de diciembre de 2001.

Objeto Social

Como se ha mencionado, la Compañía es una tenedora de acciones pura y prácticamente todas las operaciones de la Compañía son llevadas a cabo a través de su subsidiaria América Móvil.

La Compañía de conformidad con sus estatutos sociales, tiene como objeto, entre otras las siguientes actividades:

"a) Adquirir interés o participación en otras sociedades mercantiles o civiles, formando parte en su constitución o adquiriendo acciones o participaciones en las ya constituidas, así como enajenar o traspasar tales acciones o participaciones, y la realización de todos los actos procedentes que le correspondan como sociedad controladora de aquéllas sociedades de las que llegare a ser titular de la mayoría de sus acciones o partes sociales, b) Promover, organizar y administrar toda clase de sociedades mercantiles o civiles, c) Proporcionar a sociedades mercantiles o asociaciones civiles, servicios administrativos, de organización, fiscales, legales, de asesoría y consultoría técnica en materia industrial, contable, mercantil o financiera y en general cualquier clase de asesoría a empresas, d) Otorgar préstamos a sociedades mercantiles o civiles en las que tenga interés o participación mayoritaria o que pueda ejercitar la facultad de designar la mayoría de los órganos de administración, e) Suscribir títulos de crédito, aceptarlos, así como endosarlos, avalarlos y gravarlos en cualquier forma que sea, en los términos del Artículo 9o. de la Ley General de Títulos y Operaciones de Crédito, y avalar o garantizar en cualquier forma el cumplimiento de las obligaciones a cargo de las sociedades en las que tenga participación mayoritaria o que pueda ejercitar la facultad de designar la mayoría de los órganos de Administración o de cualquier tercero, f) Comprar, vender, vender en corto, al contado, a futuro o a plazo, acciones, obligaciones, papel comercial, certificados bursátiles, aceptaciones bancarias, cetes y en general, cualquier título de crédito o valor; dar o recibir en garantía, dar o recibir en préstamos títulos de crédito, obtener y otorgar créditos para la compra venta de títulos de crédito y ser agente, comisionista o representante de empresas nacionales o extranjeras, g) Comprar, vender, construir, edificar, administrar, dar o tomar en arrendamiento, explotar y negociar con terrenos, casas, edificios y en general con toda clase de bienes inmuebles, así como adquirir los derechos reales sobre los mismos que sean indispensables para su objeto social, h) Comprar, vender, arrendar, importar, exportar, poseer, dar o tomar en prenda y negociar cualquier título con maquinaria, equipo, materiales de construcción y en general, con toda clase de bienes muebles, i) Urbanizar, pavimentar, edificar, construir, planear, diseñar, decorar, hacer las instalaciones de agua potable, sanitarias, eléctricas y de cualquier otra clase que se requieran de dichos inmuebles, j) Proporcionar servicios de ingeniería, arquitectura y técnicos a toda clase de negociaciones, k) Dar asesoría, hacer toda clase de estudios de urbanismo y planeación territorial y todo lo relacionado con desarrollo urbano y asentamientos humanos, l) Contratar activa o pasivamente toda clase de prestaciones de servicios, celebrar contratos, convenios, así como adquirir títulos, patentes, marcas industriales, nombres comerciales, opciones y preferencias, derecho de propiedad literaria, industrial, artística o concesiones de alguna autoridad, m) Adquirir acciones, participaciones, partes de interés, obligaciones de toda clase de empresas o sociedades, formar parte de ellas y entrar en comandita, n) Aceptar o conferir toda clase de comisiones mercantiles y mandatos, obrando en su propio nombre o en

II. LA COMPAÑÍA

1. Historia y Desarrollo del Emisor

Denominación

La Compañía es una sociedad anónima de capital variable, debidamente constituida bajo las leyes de México, denominada América Telecom, S.A. de C.V.

Constitución

La Compañía fue constituida como sociedad anónima de capital variable, de acuerdo a la escritura pública número 108,937 de fecha 5 de diciembre de 2001 ante la fe del Notario Público No. 129 del Distrito Federal, Licenciado Ignacio Soto Borja y Anda, inscrita en el Registro Público de Comercio del Distrito Federal bajo el Folio Mercantil No. 282297 de fecha 13 de diciembre de 2001.

Objeto Social

Como se ha mencionado, la Compañía es una tenedora de acciones pura y prácticamente todas las operaciones de la Compañía son llevadas a cabo a través de su subsidiaria América Móvil.

La Compañía de conformidad con sus estatutos sociales, tiene como objeto, entre otras las siguientes actividades:

"a) Adquirir interés o participación en otras sociedades mercantiles o civiles, formando parte en su constitución o adquiriendo acciones o participaciones en las ya constituidas, así como enajenar o traspasar tales acciones o participaciones, y la realización de todos los actos procedentes que le correspondan como sociedad controladora de aquéllas sociedades de las que llegare a ser titular de la mayoría de sus acciones o partes sociales, b) Promover, organizar y administrar toda clase de sociedades mercantiles o civiles, c) Proporcionar a sociedades mercantiles o asociaciones civiles, servicios administrativos, de organización, fiscales, legales, de asesoría y consultoría técnica en materia industrial, contable, mercantil o financiera y en general cualquier clase de asesoría a empresas, d) Otorgar préstamos a sociedades mercantiles o civiles en las que tenga interés o participación mayoritaria o que pueda ejercitar la facultad de designar la mayoría de los órganos de administración, e) Suscribir títulos de crédito, aceptarlos, así como endosarlos, avalarlos y gravarlos en cualquier forma que sea, en los términos del Artículo 9o. de la Ley General de Títulos y Operaciones de Crédito, y avalar o garantizar en cualquier forma el cumplimiento de las obligaciones a cargo de las sociedades en las que tenga participación mayoritaria o que pueda ejercitar la facultad de designar la mayoría de los órganos de Administración o de cualquier tercero, f) Comprar, vender, vender en corto, al contado, a futuro o a plazo, acciones, obligaciones, papel comercial, certificados bursátiles, aceptaciones bancarias, cetes y en general, cualquier título de crédito o valor; dar o recibir en garantía, dar o recibir en préstamos títulos de crédito, obtener y otorgar créditos para la compra venta de títulos de crédito y ser agente, comisionista o representante de empresas nacionales o extranjeras, g) Comprar, vender, construir, edificar, administrar, dar o tomar en arrendamiento, explotar y negociar con terrenos, casas, edificios y en general con toda clase de bienes inmuebles, así como adquirir los derechos reales sobre los mismos que sean indispensables para su objeto social, h) Comprar, vender, arrendar, importar, exportar, poseer, dar o tomar en prenda y negociar cualquier título con maquinaria, equipo, materiales de construcción y en general, con toda clase de bienes muebles, i) Urbanizar, pavimentar, edificar, construir, planear, diseñar, decorar, hacer las instalaciones de agua potable, sanitarias, eléctricas y de cualquier otra clase que se requieran de dichos inmuebles, j) Proporcionar servicios de ingeniería, arquitectura y técnicos a toda clase de negociaciones, k) Dar asesoría, hacer toda clase de estudios de urbanismo y planeación territorial y todo lo relacionado con desarrollo urbano y asentamientos humanos, l) Contratar activa o pasivamente toda clase de prestaciones de servicios, celebrar contratos, convenios, así como adquirir títulos, patentes, marcas industriales, nombres comerciales, opciones y preferencias, derecho de propiedad literaria, industrial, artística o concesiones de alguna autoridad, m) Adquirir acciones, participaciones, partes de interés, obligaciones de toda clase de empresas o sociedades, formar parte de ellas y entrar en comandita, n) Aceptar o conferir toda clase de comisiones mercantiles y mandatos, obrando en su propio nombre o en

nombre del comitente o mandante, o) Garantizar, por cualquier medio legal, en forma gratuita u onerosa, incluyendo la constitución de derechos reales y afectaciones fiduciarias, el cumplimiento de obligaciones de terceras personas, físicas o morales, nacionales o extranjeras y constituirse como deudor solidario de terceras personas, físicas o morales, nacionales o extranjeras, p) En general, realizar y celebrar todos los actos, contratos y operaciones conexos, accesorios o accidentales que sean necesarios o convenientes para la realización de los objetos anteriores."

Duración

La duración de la Compañía es de noventa y nueve años, contados, a partir del 5 de diciembre de 2001.

Giro Principal

La Compañía tiene como giro principal, el propio de una compañía controladora pura, sin embargo, sus empresas subsidiarias y afiliadas se dedican principalmente a la industria de las telecomunicaciones.

Domicilio y Teléfonos

Las oficinas principales de la Compañía se encuentran ubicadas en Avenida Insurgentes Sur No. 3500, planta baja, Colonia Peña Pobre, C.P. 14060, México, D.F. El número telefónico de la Compañía es el 5223-3579 y 5223-3978.

Historia

La Compañía nació como resultado de la escisión de Telecom acordada en su asamblea general extraordinaria de accionistas celebrada el 30 de noviembre de 2001, con objeto de separar, entre otros activos y pasivos, en la Compañía la titularidad de las acciones de América Móvil cuya actividad primordial se desarrolla en la industria de telecomunicaciones, incluyendo los derechos de diversos contratos de opción de compra y venta de American Depositary Shares ("ADS's") que representan acciones de América Móvil.

Antecedentes de la Adquisición de las Subsidiarias y Asociadas de la Compañía

El 24 de junio de 1996, con la constitución de Telecom, todas las acciones de Telmex que eran propiedad de GCarso se transmitieron a Telecom, así como las opciones adquiridas igualmente por GCarso.

En el mes de septiembre de 2000, Telmex anunció que escindiría el negocio de telefonía celular y la mayoría de sus inversiones internacionales para crear una nueva compañía, América Móvil. El propósito de la escisión, aprobada por el Consejo de Administración de Telmex, fue crear dos compañías con administraciones distintas enfocadas cada una a su negocio, para poder capitalizar de forma rápida y eficiente los retos y oportunidades que pudieran surgir en sus respectivos mercados. Los accionistas de Telmex recibieron un número igual de acciones de América Móvil.

En el mes de Noviembre de 2000 surtió plenos efectos la escisión de Telmex. Una vez que los procesos de registro de América Móvil fueron aprobados por las autoridades mexicanas y extranjeras, sus acciones serie L, A y ADS's empezaron a cotizar en las bolsas de México, Nueva York y Madrid durante el primer trimestre de 2001.

América Móvil se convirtió en el proveedor de servicios inalámbricos más grande de América Latina y en uno de los diez mas grandes del mundo. Esta conformado por el negocio de telefonía celular en México, y la mayoría de las inversiones internacionales que Telmex había realizado durante los últimos años.

Para una descripción más detallada sobre la historia y evolución de América Móvil, consultar el punto 4 de la pagina No. 20 del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

2. Descripción del Negocio

La Compañía nació como producto de la escisión en Telecom el 30 de noviembre de 2001, con el objeto de separar las actividades relacionadas al sector de telefonía inalámbrica y otros negocios internacionales.

A) Actividad Principal

La Compañía es una empresa controladora pura de acciones de otras compañías, principalmente de América Móvil, que, proporciona servicios de telecomunicaciones a nivel nacional e internacional a clientes residenciales y comerciales que operan en una amplia gama de actividades. Como controladora pura, la Compañía no realiza operaciones propias, todas las operaciones son llevadas a cabo por las subsidiarias de la compañía, principalmente América Móvil.

A la fecha, del valor total de mercado de las inversiones de la Compañía, aproximadamente el 99.99% esta invertido en acciones emitidas por América Móvil, por lo que la información de esta se considera relevante para que los inversionistas puedan formarse una opinión informada acerca de los resultados de operación y situación financiera de la Compañía.

Para una descripción más detallada sobre la Actividad Principal de América Móvil, consultar el punto 4 de la pagina No. 20 del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

B) Canales de Distribución

Como se ha mencionado, la Compañía es una tenedora pura de acciones, por lo que no realiza actividades operativas de manera directa. Las operaciones son desarrolladas por sus subsidiarias, principalmente por América Móvil.

Para una descripción más detallada de los Canales de Distribución de América Móvil, consultar el punto 4 de la pagina No. 28 del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

C) Patentes, Licencias, Marcas y Otros Contratos

La Compañía directamente no es propietaria de patentes, licencias o marcas. Sin embargo, América Móvil tiene registradas diversas patentes, licencias y marcas.

Para una descripción más detallada de Patentes, Licencias, Marcas y otros Contratos de América Móvil, consultar el punto 4 de la pagina No. 27 del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

D) Principales Clientes

La Compañía no tiene clientes directos, los clientes se encuentran al nivel de sus subsidiarias principalmente en América Móvil.

Para una descripción más detallada de los Principales Clientes de América Móvil, consultar el punto 4 de la pagina No. 23 del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

E) Legislación Aplicable y Régimen Tributario

La Compañía está sujeta al cumplimiento de las leyes, reglamentos y disposiciones aplicables a cualquier sociedad anónima de capital variable, como son el Código de Comercio, la Ley General de Sociedades Mercantiles, la Ley del Mercado de Valores y todas las disposiciones en materia fiscal.

A continuación se encuentra un resumen general de las principales consecuencias de la Ley del Impuesto sobre la Renta y las reglas y reglamentos de la misma, que se encuentran en vigor actualmente, de una inversion en acciones de un tenedor que no es residente en México y que no será tenedor de acciones o del derecho de usufructo sobre el mismo debido al desempeño de un oficio o negocio a través de un establecimiento permanente o base fija en México.

Para fines fiscales en México, una persona física es residente en México si ha establecido su residencia en México, a menos que haya residido en otro país durante más de 183 días, consecutivos o no, en cualquier año calendario y pueda demostrar que se ha hecho residente de este país para fines fiscales, y una personal moral es residente en México si fue constituida en México o está en México la administración principal de su negocio o es en México donde efectivamente se lleva la administración del mismo. Se considera a un ciudadano mexicano como residente en México a menos que dicha persona pueda demostrar lo contrario. Si se supone que un no residente en México tiene su establecimiento permanente o base fija en México para fines fiscales, todos los ingresos atribuibles a dicho establecimiento permanente o base fija serán gravables en México, de conformidad con las leyes aplicables.

Pago de Dividendos

De acuerdo con la Ley del Impuesto sobre la Renta, los dividendos, ya sean en efectivo o en especie, pagados sobre las acciones serán sujetos a 5% de retención de impuestos sobre el dividendo distribuido, multiplicado por el factor 1.5385, que produce un efecto fiscal neto de aproximadamente 7.7%. De conformidad con las reglas expedidas por la Secretaría de Hacienda y Crédito Público, el factor aplicable para utilidades derivadas de la cuenta de utilidad fiscal neta o CUFIN al 31 de diciembre de 2001, es de 1.5385. Una sociedad mexicana no estará sujeta a ningún impuesto si el monto en su cuenta previa de utilidad fiscal neta reinvertida o CUFINRE, que deben tener las sociedades que han elegido diferir una parte de su impuesto sobre la renta y CUFIN, excede el pago de dividendos a efectuarse. Sin embargo, las sociedades que han decidido diferir el impuesto sobre la renta tienen que pagar dichos impuestos diferidos aplicándole una tasa del 5% al monto del dividendo multiplicado por un factor de 1.5385. Las sociedades mexicanas deben primero agotar el saldo en su CUFINRE antes de que puedan utilizar los saldos de CUFIN.

Si pagamos dividendos por un monto mayor a nuestro saldo a CUFINRE y CUFIN (que puede generarse en un año cuando las utilidades netas excedan el saldo en dichas cuentas), entonces tendremos que pagar 35% de impuesto sobre la renta sobre un monto igual al producto de la porción del monto piramidado que exceda dicho saldo multiplicado por 1.5385.

F) Recursos Humanos

La Compañía, por ser una controladora pura, no tiene empleados, sin embargo a través de sus subsidiarias, cuenta con aproximadamente 14,786 empleados, de los cuales, el 75.39% son funcionarios y empleados, todos de confianza. El 24.61% del total del personal son obreros, todos sindicalizados.

Para una descripción más detallada de los Principales aspectos sobre los empleados de América Móvil, consultar el punto 6 de la página No. 74 del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

G) Información del Mercado

La Compañía es un controladora pura, cuya inversión fundamental está orientada al sector de telecomunicaciones. Durante el año 2000 se evidenciaron cambios estructurales en la industria de las telecomunicaciones en México y a nivel global, convirtiendo a este sector en uno de los mas dinámicos dentro de la economía mundial.

Respecto a su competencia y, como controladora pura, existen grupos que se han formado y canalizado a la inversión en el sector de las telecomunicaciones pertenecientes al mismo ramo, tales como Alestra, S. de R.L. de C.V. (sociedad del Grupo Alfa, Bancomer y AT&T) y Avantel, S.A. (sociedad de Grupo Financiero Banamex-Accival y MCI), principalmente.

Para una descripción más detallada de los Principales aspectos sobre la información del Mercado de América Móvil, consultar el punto 4 información de la compañia del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

H) Información Financiera por Línea de Negocio

La Compañía a través de América Móvil, opera principalmente en el segmento de telefonía celular; el segmento celular representa el servicio de telefonía móvil e incluye servicios locales y de larga distancia.

Para una descripción más detallada sobre la Información Financiera por Linea de Negocio de América Móvil, consultar el punto 4 de la pagina No. 23 del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

I) Estructura Corporativa

La Compañía es una sociedad controladora pura que únicamente tiene participación directa en América Móvil. Sin embargo, indirectamente a través de América Móvil, la Compañía participa en diversas subsidiarias y afiliadas.

Para una descripción más detallada sobre los principales subsidiarias y afialiadas de América Móvil, consultar el punto 6 de la pagina No. 67 del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

J) Descripción de Principales Activos

En virtud de lo anterior, aproximadamente el 99% de los activos totales de la Compañía se refieren a su participación accionaria en América Móvil.

Para una descripción más detallada sobre los principales Activos de América Móvil, consultar el punto 4 de la pagina No. 23 del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

K) Procesos judiciales, administrativos o arbitrales

La Compañía, a nivel controladora, no tiene pendiente a la fecha, ningún proceso judicial, administrativo o arbitral.

Para una descripción más detallada sobre los Procesos judiciales, administrativos o arbitrales de América Móvil, consultar el punto 8 de la pagina No. 80 del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

L) Acciones representativas del capital social

El capital social pagado de la Compañía asciende a la cantidad de $1,009,083,661.05 representada por 3,935'076,076 acciones comunes u ordinarias con pleno derecho a voto, nominativas, sin expresión de valor nominal, íntegramente suscritas y pagadas, que corresponden a la Serie "A-1" representativa de la parte mínima fija del capital social. Desde su constitución la Compañía no ha incrementado su capital.

M) **Dividendos**

A la fecha, la Compañía no ha pagado dividendos.

Política de Dividendos

En la asamblea anual ordinaria de accionistas, el Consejo de Administración presenta los estados financieros de la Compañía por el ejercicio fiscal previo, junto con un reporte sobre los mismos, a los tenedores de acciones para su consideración. Los tenedores de acciones, una vez que han aprobado los estados financieros, determinan la distribución de las utilidades netas de la Compañía, correspondientes al ejercicio anterior. Se requiere por ley que se distribuya el 5% de dichas utilidades netas a una reserva legal, la cual no estará disponible para distribución, hasta que la cantidad de dicha reserva legal sea igual al 20% del capital social nominal de la Compañía (antes de dar efecto a la reexpresión de los mismos en pesos constantes). Las cantidades en exceso de aquellas destinadas al fondo de reserva legal, podrán distribuirse a los demás fondos de reserva que los accionistas determinen, los cuales incluyen una reserva para la recompra de las acciones de la Compañía. El remanente de las utilidades netas, si hubiere, está disponible para distribución en forma de dividendos.

Los tenedores de acciones Serie "A-1", tienen iguales derechos por acción, a percibir dividendos y otras distribuciones, incluyendo cualesquiera distribuciones al momento de liquidación de la Compañía. Las acciones pagadas parcialmente participan en cualquier distribución en la medida en que dichas acciones hayan sido pagadas al momento de la distribución o, si no han sido pagadas, únicamente respecto a la proporción pagada.

III. INFORMACIÓN FINANCIERA

1. Información Financiera Seleccionada

Los siguientes comentarios deben ser leídos en conjunto con los estados financieros consolidados y sus notas, incluidas en este folleto informativo.

Los Principios de Contabilidad Generalmente Aceptados en México (los "PCGA" en México) requieren que los estados financieros reconozcan los efectos de la inflación. En especial, (a) los activos no monetarios, incluyendo propiedades, planta y equipo, y el capital contable son reexpresados por los efectos de la inflación, (b) las ganancias y pérdidas en el poder de compra para la tenencia de pasivos o activos monetarios reconocidos en la utilidad, y (c) todos los estados financieros están reexpresados en pesos constantes al 31 de diciembre del año 2001.

Los estados financieros consolidados incluyen las cuentas de América Móvil. Todas las compañías operan en el ramo de telecomunicaciones o prestan sus servicios a empresas relacionadas con esta actividad. La escisión de Telmex y América Móvil no tuvo un impacto en los estados financieros adjuntos, en virtud de que ambas empresas se continúan consolidando.

El interés minoritario que se muestra en los estados financieros adjuntos, se refiere básicamente a la participación de otros accionistas en América Móvil. Los saldos y operaciones intercompañías importantes han sido eliminados en los estados financieros consolidados.

Toda vez que la Compañía es de reciente creación, la siguiente tabla muestra información financiera consolidada seleccionada de Telecom por los últimos tres ejercicios sociales, la cual deriva de, y debe ser leída junto con los estados financieros auditados de la compañía, los cuales han sido auditados por Mancera, S.C.

CARSO GLOBAL TELECOM, S.A. DE C.V. Y SUBSIDIARIAS
Información Financiera Seleccionada
A Pesos Constantes de Diciembre 2001 (Miles de Pesos)

Conceptos	2001	2000	1999
Ventas Netas	111,037,104	107,216,443	110,857,052
Utilidad Bruta	58,084,829	56,977,174	62,084,930
Utilidad Operativa	41,013,264	39,224,502	40,118,875
Utilidad Neta Mayoritaria	5,908,652	5,990,239	4,676,733
Utilidad por Ación	1.57	1.58	1.24
Inversiones en Activo Fijo	22,944,770	18,457,936	16,478,992
Depreciación y Amortización del Ejercicico	18,973,507	19,568,022	21,926,887
Total de Activos	160,436,397	265,008,433	210,619,111
Total Pasivo Largo Plazo	72,550,944	68,336,247	34,265,700
Rotación Cuentas por Cobrar (días)	58	66	41
Rotación Cuentas por Pagar (días)	0	0	0
Rotación de Inventarios (veces)	95	120	0
Capital Contable Consolidado	42,469,995	108,449,419	128,750,784

Datos Informativos

Resultado Neto del Ejercicio	5,908,652	5,990,239	4,676,733
Promedio Ponderado de Acciones	3,765,800,000	3,784,000,000	3,761,222,168
Utilidad Básica por Acción Ordinaria	1.569	1.583	1.243
Cuentas y Documentos por Cobrar a Clientes	20,594,554	22,441,402	14,563,357
Entre 1.15 de I.V.A.	17,908,308	19,514,263	12,663,789
Ventas del Periodo	111,037,104	107,216,443	110,857,052
Días del Periodo	360	360	360
Promedio Días de Cuentas por Cobrar	58	66	41
Costo de Ventas del Periodo	52,952,275	50,239,269	48,772,121
Inventarios del Periodo	556,776	418,088	0
Promedio Días de Inventario	95	120	0
Adquisición Inmuebles, Planta y Equipo	22,944,770	18,457,936	14,615,314
Incremento en Construcciones en Proceso	0	0	1,863,678
Total Inversiones en Activo Fijo	**22,944,770**	**18,457,936**	**16,478,992**

FILE No. 82-5251

2. Informe de Créditos Relevantes

En virtud de la reciente constitución de la Compañía como resultado de la escisión de Telecom, a la fecha, la Compañía no ha contratado créditos o deuda alguna.

3. Comentarios de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

A) Resultados de la Operación

En virtud de la reciente constitución de la Compañía, como resultado de la escisión de Telecom, la Compañía no ha realizado operaciones. Por lo anterior, para mayor información de los ingresos generados por la principal de subsidiaria América Móvil, consultar la pagina No. _ del informe anual de América Móvil de acuerdo a la circular 11-33 de la CNBV, presentado por dicha compañía por el ejercicio social terminado el 31 de diciembre de 2001, que se incluye como Anexo 3 y forma parte integrante del presente informe como si a la letra se insertasen.

B) Situación Financiera, Liquidez y Recursos de Capital

Fuentes internas y externas de liquidez

Las fuentes internas de liquidez provienen de la propia generación de flujo de las subsidiarias de la Compañía, esto es la utilidad antes de financieros, depreciación y amortización, así como de los dividendos y cuotas de administración recibidos de las subsidiarias de la Compañía.

Las fuentes externas de liquidez se espera provengan principalmente de financiamiento bancario a través de líneas a corto o a largo plazo o a través de deuda bursátil de corto plazo.

Políticas que Rigen la Tesorería

América Móvil, principal subsidiaria de la compañía invierte en forma individual sus recursos en base a sus necesidades de flujo de caja, considerando el plazo y el riesgo requerido con el fin de optimizar el ingreso financiero.

El efectivo y las inversiones temporales se mantienen en pesos o en dólares dependiendo de los requerimientos de inversión y de las necesidades de liquidez de cada subsidiaria en base a su flujo de efectivo y de su estructura de deuda.

C) Perspectiva e Información sobre Tendencias Recientes

Como se ha mencionado, la Compañía es una tenedora de acciones pura, por lo que no realiza operaciones, ya que estas son realizadas a través de sus subsidiarias, principalmente América Móvil.

IV. ADMINISTRACIÓN

1. Estatutos Sociales y otros convenios

A continuación se describe cierta información relacionada con el capital social de la Compañía y un breve resumen de algunas disposiciones relevantes de los estatutos sociales y de la legislación aplicable. El resumen antes mencionado no pretende incluir todas las disposiciones estatutarias o legales aplicables y está sujeto por referencia a los estatutos sociales y a la ley aplicable. Los estatutos sociales de la Compañía se encuentran ya debidamente inscritos en el Registro Público de Comercio del Distrito Federal por lo que pueden ser ahí consultados.

General

La Compañía fue constituida el 5 de diciembre de 2001 como una sociedad anónima de capital variable derivado del proceso de escisión de Telecom, conforme a lo dispuesto por la Ley General de Sociedades Mercantiles.

El capital social autorizado de la Compañía está representado por 3,935,076,076 acciones Serie "A-1", ordinarias, nominativas, sin expresión de valor nominal, representativas de la parte mínima fija del capital social. La emisión de nuevas acciones representativas de la parte mínima fija del capital social requiere de una modificación a los estatutos sociales de la Compañía mediante la celebración de una asamblea extraordinaria de accionistas. Como una sociedad anónima de capital variable la Compañía requiere tener un capital mínimo fijo y puede tener un capital variable. De conformidad con los estatutos sociales la parte variable del capital social no podrá exceder de 10 veces la parte mínima fija. Por el momento la Compañía no cuenta con acciones representativas de la parte variable del capital social. Las acciones pueden ser suscritas por inversionistas mexicanos y extranjeros.

Ni la Compañía ni alguna de sus subsidiarias podrán ser propietarias de acciones de la Compañía, no obstante existe la posibilidad de que la Compañía pueda adquirir sus propias acciones en los términos de las disposiciones aplicables.

Registro de Acciones

Las acciones Serie "A-1" están representadas por títulos de acciones que contienen cupones adheridos. La Compañía lleva un registro que conforme a la Ley General de Sociedades Mercantiles, solamente aquellos accionistas inscritos en el registro de acciones serán considerados como accionistas de la Compañía. Los accionistas podrán detentar las acciones en forma física (que junto con las anotaciones correspondientes en el libro de registro evidencian la titularidad de las acciones) o mediante inscripción en entidades financieras con cuenta en el Indeval. La propiedad de las acciones depositadas en el Indeval queda evidenciada en los registros y listas que el Indeval mantiene.

El registro de accionistas será cerrado el día previo a la celebración de la asamblea de accionistas de que se trate conforme a la convocatoria que para tal efecto se publique.

Derechos de Voto y Asambleas de Accionistas

Cada acción de la Serie "A-1" confiere a su titular el derecho a un voto en cualquier asamblea de accionistas de la Compañía. Los accionistas tenedores de acciones cuentan con el derecho de designar a la totalidad de los miembros del Consejo de Administración. El Consejo de Administración está compuesto actualmente por seis miembros propietarios y seis suplentes y los

estatutos sociales de la Compañía establecen que el Consejo de Administración estará compuesto por cuando menos cinco miembros. Cada accionista o grupo de accionistas que representen el 10% de las acciones Serie "A-1" tendrán derecho a designar a un consejero.

Las asambleas generales de accionistas pueden ser ordinarias o extraordinarias. Las asambleas generales extraordinarias son aquellas que se convocan para tratar sobre los asuntos especificados en el artículo 182 de la Ley General de Sociedades Mercantiles y los estatutos sociales, que comprende, principalmente, aumentos y reducciones en la parte fija del capital social y otras modificaciones a los estatutos sociales, liquidación, fusión, transformación de un tipo de sociedad a otra, cambio de nacionalidad y cambio de objeto social. Las asambleas generales que se convocan para considerar todos los demás asuntos, incluyendo la elección de consejeros y comisario, son asambleas ordinarias. La asamblea general ordinaria de accionistas de la Compañía debe celebrarse por lo menos anualmente durante los cuatro meses siguientes al cierre del ejercicio fiscal anterior a fin de considerar ciertos asuntos especificados en el artículo 181 de la Ley General de Sociedades Mercantiles, incluyendo, principalmente, la elección de consejeros y comisario, la aprobación del reporte del Consejo de Administración respecto al desempeño de la Compañía y los estados financieros de la Compañía por el ejercicio fiscal anterior y la distribución de resultados del ejercicio anterior.

Conforme a los estatutos sociales, el quórum en primera convocatoria para una asamblea general ordinaria es de por lo menos la mitad de las acciones Serie "A-1" en circulación y podrán adoptarse resoluciones mediante el voto favorable de la mayoría de las acciones Serie "A-1" presentes. Si no se integra el quórum en primera convocatoria, podrá convocarse una segunda asamblea en la que podrán adoptarse resoluciones mediante el voto favorable de la mayoría de las acciones presentes, independientemente del número de dichas acciones. El quórum en primera convocatoria para una asamblea general extraordinaria o una asamblea especial es el 75% de las acciones en circulación con derechos de voto sobre los asuntos que se discutirán en dicha asamblea extraordinaria o especial. Para considerar válidamente adoptada una resolución de una asamblea general extraordinaria, ya sea en primera o ulterior convocatoria, se requiere el voto favorable de los tenedores de por lo menos la mitad de las acciones en circulación con derechos de voto sobre los asuntos que se discutirán en dicha asamblea extraordinaria. Para que una asamblea especial pueda adoptar una resolución, ya sea en primera o posterior convocatoria, se requiere el voto favorable de por lo menos el 50% de las acciones en circulación. Los estatutos sociales requieren la aprobación de los tenedores de por lo menos el 95% de las acciones en circulación de la Compañía y la aprobación de la CNBV para la modificación de la obligación de los accionistas mayoritarios conforme a los estatutos sociales para recomprar acciones y ciertas otras disposiciones en el caso de cancelación de inscripción.

Conforme a la ley, los tenedores del 20% del capital social en circulación de la Compañía podrán oponerse a las resoluciones de las asambleas generales mediante la presentación de una demanda ante un tribunal competente dentro de los 15 días siguientes al cierre de la asamblea en la que se tomó dicha resolución, al mostrar que dicha resolución recusada viola la ley o los estatutos sociales de la Compañía. El derecho de oposición conforme a estas disposiciones únicamente pueden ejercerlo los accionistas (i) que tenían derecho a votar sobre la resolución impugnada; y (ii) cuyas acciones no estaban representadas cuando se tomó la resolución o, en caso de haber estado representadas, votaron en contra de dicha resolución.

Las asambleas de accionistas podrán ser convocadas por el Consejo de Administración, el comisario o cualquier juez competente. Los tenedores del 10% de las acciones en circulación podrán solicitar al Consejo de Administración o al comisario que convoquen una asamblea de accionistas. Además, el Consejo de Administración o el comisario deben convocar una asamblea de accionistas a solicitud escrita de cualquier tenedor de acciones Serie "A-1" si no se ha celebrado una asamblea general ordinaria de accionistas durante dos años consecutivos o si las asambleas de accionistas celebradas durante dicho período no han considerado los asuntos mencionados en el artículo 181 de la ley General de Sociedades Mercantiles, a los que se ha

hecho referencia anteriormente. En caso de no convocarse una asamblea dentro de los 15 días siguientes a la fecha de dicha solicitud, un juez competente podrá solicitar que se convoque dicha asamblea. La convocatoria de las asambleas debe publicarse en el periódico oficial del domicilio de la Compañía o en un periódico de circulación general en el Distrito Federal por lo menos 15 días antes de la fecha fijada para tal asamblea. Las asambleas de accionistas podrán celebrarse sin dicha publicación, siempre y cuando el 100% de las acciones en circulación con derecho a voto respecto a los asuntos a llevarse ante dicha asamblea esté representado. A fin de asistir a una asamblea de accionistas, los accionistas deberán solicitar y obtener una tarjeta de admisión la cual podrán solicitar proporcionando, por lo menos con la anticipación fijada en la convocatoria para la celebración de la asamblea de accionistas, constancia adecuada de su propiedad de las acciones de la Compañía y la obtendrán al depositar dichas acciones con el secretario corporativo de la Compañía o con una institución autorizada para aceptar dicho depósito. Si tiene derecho a asistir a la asamblea, un accionista podrá estar representado mediante carta poder firmada ante dos testigos.

Dividendos

En la asamblea anual ordinaria de accionistas, el Consejo de Administración presenta los estados financieros de la Compañía por el ejercicio fiscal previo, junto con un reporte sobre los mismos, a los tenedores de acciones para su consideración. Los tenedores de acciones, una vez que han aprobado los estados financieros, determinan la distribución de las utilidades netas de la Compañía, correspondientes al ejercicio anterior. Se requiere por ley que se distribuya el 5% de dichas utilidades netas a una reserva legal, la cual no estará disponible para distribución, hasta que la cantidad de dicha reserva legal sea igual al 20% del capital social nominal de la Compañía (antes de dar efecto a la reexpresión de los mismos en pesos constantes). Las cantidades en exceso de aquellas destinadas al fondo de reserva legal, podrán distribuirse a los demás fondos de reserva que los accionistas determinen, los cuales incluyen una reserva para la recompra de las acciones de la Compañía. El remanente de las utilidades netas, si hubiere, está disponible para distribución en forma de dividendos.

Los tenedores de acciones Serie "A-1", tienen iguales derechos por acción, a percibir dividendos y otras distribuciones, incluyendo cualesquiera distribuciones al momento de liquidación de la Compañía. Las acciones pagadas parcialmente participan en cualquier distribución en la medida en que dichas acciones hayan sido pagadas al momento de la distribución o, si no han sido pagadas, únicamente respecto a la proporción pagada.

Variaciones en el Capital Social

Generalmente, podrá efectuarse un incremento de capital social a través de la emisión de nuevas acciones para pago en efectivo o en especie, mediante capitalización de pasivos o capitalización de ciertas partidas del capital. En general, no podrá efectuarse un aumento de capital social hasta que todas las acciones del capital social emitidas y suscritas previamente hayan sido pagadas en su totalidad. Por lo general, podrá efectuarse una disminución del capital social para absorber pérdidas, para amortizar acciones o para liberar a los accionistas de pagos no realizados. Una disminución del capital social para amortizar acciones al reembolsar a los tenedores de acciones a prorrata o por sorteo. También los accionistas podrán aprobar la amortización de acciones pagadas en su totalidad con utilidades retenidas. Dicha amortización se efectuaría mediante una recompra de acciones en la Bolsa Mexicana de Valores (en el caso de acciones inscritas en la misma).

La parte fija del capital social de la Compañía solo podrá aumentarse o disminuirse [illegible] aumentarse o disminuirse mediante resolución de una asamblea general ordinaria.

No se requiere ninguna resolución de los accionistas para disminuciones del capital social que resulten del ejercicio del derecho de retiro de acciones representativas de la porción variable del capital social o de la compra, por la Compañía, de sus acciones o por aumentos en el capital social que resulten de la venta de acciones previamente compradas por la misma.

Derechos de Preferencia

Salvo en ciertas circunstancias, en el caso de un aumento de capital a través de la emisión de nuevas acciones para pago en efectivo o en especie, un tenedor de acciones existentes de la Serie "A-1" al momento del aumento de capital, tiene un derecho de preferencia para suscribir el número de acciones nuevas suficiente para mantener su mismo porcentaje de participación o, en caso de un aumento de capital a través de la emisión de acciones con derecho a voto limitado o con derechos corporativos limitados, suscribir un número de las acciones que se emitirán, suficiente para mantener su mismo porcentaje de participación. Los derechos de preferencia deben ejercerse dentro de los 15 días siguientes a la publicación del aviso del aumento de capital en el Diario Oficial de la Federación o en el diario oficial del domicilio de la Compañía o después de la fecha de la asamblea de accionistas en la que se aprobó el aumento de capital si es que todos los accionistas estaban representados en dicha asamblea; de lo contrario, dichos derechos caducarán. Conforme a la ley, los accionistas no podrán renunciar por anticipado a los derechos de preferencia, excepto en ciertas circunstancias, y no podrán estar representados mediante un instrumento negociable independientemente del título de acciones correspondiente.

Ley de Inversión Extranjera

La participación de inversión extranjera en el capital social de la Compañía está regulada por la Ley de Inversión Extranjera y por el Reglamento de la Ley de Inversión Extranjera. La Secretaría de Economía y la Comisión de Inversiones Extranjeras son los órganos responsables de aplicar la Ley de Inversión Extranjera.

Los estatutos sociales de la Compañía disponen que la sociedad admite directamente como socios o accionistas a inversionistas extranjeros y sociedades sin cláusula de exclusión de extranjeros.

Capital Mínimo Fijo y Variable

Como sociedad anónima de capital variable, a la Compañía se le permite emitir acciones que constituyan la parte fija y acciones que constituyan la parte variable del capital social. La emisión de acciones de la parte variable del capital social, a diferencia de la emisión de acciones de la parte fija del capital social, no requiere la reforma de los estatutos sociales, aún cuando sí requiere aprobación de una asamblea general ordinaria de accionistas.

Conforme a los estatutos sociales y a las disposiciones de la CNBV, el capital variable no podrá ser mayor de diez veces la parte mínima fija del capital social de la Compañía (el "Capital Mínimo") especificada en los estatutos sociales. Actualmente no hay acciones de la Compañía que representen la parte variable del capital social o que estén en circulación actualmente. Si hubiere acciones de la parte variable, podrán ser retiradas en su totalidad por sus tenedores. Excepto en ciertas circunstancias limitadas, el capital mínimo no podrá retirarse. A un tenedor de acciones de la parte variable que desee efectuar un retiro total o parcial de dichas acciones deberá notificar dicho retiro a la Compañía por medio de un aviso por escrito firmado para ese efecto. Si se recibe aviso de retiro antes del último trimestre del ejercicio anual, el retiro será efectivo al cierre del ejercicio anual en el que se dio aviso. De lo contrario, el retiro será efectivo al cierre del siguiente ejercicio anual.

La amortización de la parte variable de capital social de la Compañía se lleva a cabo al menor de (i) el 95.0% del precio por acción promedio cotizado en la Bolsa de Valores, S.A. de C.V., durante los 30 días hábiles previos a la fecha en la que el retiro va a ser efectivo o (ii) el valor en libros por acción de la parte variable de capital social calculado tomando como base de los estados financieros de la Compañía (aprobados en una asamblea general ordinaria de accionistas) por el ejercicio social al cierre del cual el retiro va a ser efectivo. Cualquier cantidad que vaya a pagar la Compañía se tendrá por vencida el día siguiente a la asamblea general ordinaria de accionistas a que alude la cláusula (ii) anterior.

Duración

La duración de la Compañía conforme a los estatutos sociales es indefinida.

Adquisición de Acciones Propias

La Compañía podrá recomprar sus acciones en la Bolsa Mexicana de Valores, en cualquier momento al precio de mercado que prevalezca en ese momento. Dicha recompra debe ser aprobada por el Consejo de Administración. En caso de dicha recompra, se carga el capital contable en tanto pertenezcan dichas acciones a la propia emisora, o en su caso, de que se resuelva convertirlas en acciones de tesorería, el capital social de la Compañía se reduce automáticamente por una cantidad igual al valor teórico de cada acción recomprada (determinado al dividir el capital social en circulación de la Compañía entre el número de acciones en circulación inmediatamente antes de dicha recompra); si el precio de compra de dichas acciones excede el valor nominal asumido, la diferencia se carga contra las cantidades distribuidas de las utilidades netas a una reserva especial creada para la recompra de acciones. Las acciones recompradas serán conservadas en la tesorería de la Compañía para su futura colocación en la Bolsa Mexicana de Valores. El capital contable o, en su caso, el capital social de la Compañía aumenta automáticamente al momento de la reventa de dichas acciones por una cantidad igual a su valor nominal asumido; cualquier cantidad en exceso se destina a la reserva especial aludida anteriormente. Los derechos patrimoniales y de voto correspondientes a dichas acciones recompradas no podrán ejercerse durante el período en el que dichas acciones sean propiedad de la Compañía y dichas acciones no se considerarán en circulación para objetos de calcular quórum o voto en cualquier asamblea de accionistas durante dicho período.

Recompra en caso de Cancelación de Registro

En caso de que se cancele el registro de las acciones de la Compañía en la Sección de Valores del RNV, ya sea a solicitud de la Compañía o conforme a una resolución adoptada por la CNBV, los estatutos de la Compañía y las circulares de la CNBV requieren que los accionistas mayoritarios de la Compañía efectúen una oferta pública para comprar las acciones propiedad a los tenedores minoritarios. A menos que la CNBV apruebe un precio diferente, dichos accionistas mayoritarios deben comprar las acciones al valor más alto de (i) el precio de cotización promedio de las acciones por los 30 días previos a la fecha de la oferta o (ii) el valor en libros de las acciones, reflejado en el último reporte trimestral presentado ante la CNBV y la Bolsa Mexicana de Valores, anterior a la fecha de la oferta. Conforme a los estatutos sociales, a los accionistas mayoritarios de la Compañía no se le requiere comprar las acciones propiedad de los tenedores minoritarios si los tenedores de todas las acciones en circulación de la Compañía aprueban la cancelación del registro de la acciones en el RNV.

Conflicto de Interés de Accionistas

Conforme a la ley, cualquier accionista que tenga un conflicto de intereses con respecto a cualquier operación debe abstenerse de votar respecto a este asunto en la asamblea de accionistas correspondiente. Un accionista que vote respecto a un asunto en el que sus intereses entren en

conflicto con los de la Compañía podrá ser responsable de daños si la transacción no hubiere sido aprobada sin el voto de dicho accionista.

Conflicto de Interés de Consejeros

Conforme a la ley, cualquier miembro del Consejo de Administración que tenga un conflicto de intereses con la Compañía, debe divulgar el hecho a los demás miembros del Consejo de Administración y abstenerse de votar. Cualquier miembro del Consejo de Administración que viole dicha disposición podrá ser responsable de daños ocasionados a la Compañía. Además de ello, los miembros del Consejo de Administración y los comisarios no podrán representar a otros accionistas en ninguna asamblea de accionistas.

Derecho de Retiro

Siempre que los accionistas aprueben un cambio de objeto social, cambio de nacionalidad de la sociedad o transformación, de un tipo de sociedad a otro, cualquier accionista con derecho a votar con respecto a dicho cambio o transformación que haya votado en contra, tiene derecho a retirarse de la Compañía y recibir la cantidad calculada que sea especificada conforme a la ley atribuible a sus acciones, en la inteligencia que dicho accionista ejercite su derecho de retiro dentro de los 15 días siguientes a la asamblea en la que se aprobó el cambio o transformación. Conforme a la ley, la cantidad que un accionista que se retira tiene derecho a recibir es igual a su interés proporcional en el capital social de la Compañía de acuerdo al más reciente balance general de la Compañía aprobado por una asamblea general ordinaria de accionistas.

Acciones legales contra Consejeros

Conforme a la ley, podrá entablarse una acción de responsabilidad civil contra los miembros del Consejo de Administración mediante resolución de una asamblea ordinaria de accionistas. En caso de que una asamblea ordinaria de accionistas decida entablar dicha acción, las personas contra quienes dicha acción se entable dejarán inmediatamente de ser miembros del Consejo de Administración. Además, los accionistas que representen cuando menos el 15.0% de las acciones en circulación de la Compañía podrán tomar acción directamente en contra de los miembros del Consejo de Administración, en la inteligencia que (i) dichos accionistas no hayan votado en contra de tomar dicha acción en la asamblea de accionistas correspondiente, y (ii) la demanda en cuestión cubra los daños que se presume han sido ocasionados a la Compañía y no meramente a los actores en lo individual. Dicha acción podrá ejercerse también respecto a los Comisarios, o en su caso, los miembros del Comité de Auditoría. Cualquier recuperación de daños con respecto a dicha acción será para beneficio de la Compañía y no para los accionistas que interpusieron la acción.

Reforma a la Ley del Mercado de Valores

El primero de junio de 2001, se publicó en el Diario Oficial de la Federación el decreto por el que se reformó la Ley del Mercado de Valores y la Ley de la Comisión Nacional Bancaria y de Valores.

La reforma incluye varios aspectos tales como ajustes a ciertas excepciones al régimen general de la Ley General de Sociedades Mercantiles como sigue: (a) Comisario: Los accionistas con o sin derecho a voto que representen cuando menos un diez por ciento (10%) del capital, podrán designar un comisario. Sólo podrán revocarse los nombramientos de los consejeros o comisarios designados por dichos accionistas, cuando se revoque el de todos los demás; (b) Integración y Funcionamiento del Consejo: El consejo estará integrado por un mínimo de cinco (5) y un máximo de veinte (20) consejeros propietarios, de los cuales cuando menos el veinticinco por ciento (25%) deberán ser independientes. Por cada propietario se designará a un

suplente, en el entendido de que los consejeros suplentes de los independientes, deberán tener este mismo carácter. El presidente tendrá voto de calidad en caso de empate; (c) Comité de Auditoría: Se debe de constituir un comité de auditoría con consejeros, de los cuales el presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los comisarios, quienes asistirán en calidad de invitados con derecho a voz y sin voto; (d) Intereses Opuestos: Los miembros del consejo, comisarios que asistan al comité de auditoría y, en su caso, los integrantes de dicho comité, que en cualquier operación tengan un interés opuesto al de la emisora, deberán manifestarlo a los demás administradores o miembros del comité u órgano citados, y abstenerse de toda deliberación y resolución. La persona que contravenga esta disposición será responsable de los daños y perjuicios que cause a la emisora; (e) Asambleas de Accionistas: En cuanto a las asambleas de accionistas se prevén diversas disposiciones relativas a la convocatoria, a la información y los documentos relacionados con cada uno de los puntos establecidos en el orden del día; los poderes para poder representar a un accionista, la acción de responsabilidad civil contra los administradores; el aplazamiento de resoluciones; y la oposición y suspensión de resoluciones.

RESOLUCIONES DE LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE AMÉRICA TELECOM, S.A. DE C.V. DE FECHA 11 DE JUNIO DE 2002

Se informa que la Asamblea Extraordinaria de Accionistas de América Telecom, S.A. de C.V., celebrada el 11 de junio de 2002, adoptó las siguientes resoluciones más importantes: "PRIMERA. Se resuelve modificar el Artículo Vigésimo de los estatutos sociales de la Sociedad, a fin de que, quede redactado en la forma siguiente: Artículo Vigésimo. Consejo de Administración: La Administración de la sociedad estará encomendada a un Consejo de Administración que se integrará por un número no menor de 5 (cinco) y no mayor de 20 (veinte) miembros que determine la Asamblea Ordinaria. La Asamblea podrá designar suplentes hasta por un número igual al de los miembros propietarios y, si así lo hiciese, tendrá la facultad de determinar la forma en que los suplentes suplirán a los propietarios, en el concepto de que, si la Asamblea no determina lo anterior, cualquier suplente podrá suplir a cualquiera de los propietarios, en forma indistinta y los suplentes designados por accionistas en ejercicio de su derecho de minoría, los cuales sólo podrán suplir a los consejeros propietarios designados por dicha minoría. Los miembros del Consejo de Administración no necesitarán ser accionistas. Cualquier accionista o grupo de accionistas que represente, cuando menos, un 10% (diez por ciento) de las acciones comunes en que se divida el capital social, tendrá derecho a nombrar un Consejero Propietario y un Consejero Suplente y en este caso ya no podrá ejercer sus derechos de voto para designar a los Consejeros Propietarios y sus Suplentes que corresponda elegir a la mayoría. Si cualquier accionista o grupo de accionistas que represente, cuando menos, un 10% (diez por ciento) de las acciones comunes en que se divide el capital social, ejercita el derecho de nombrar un consejero Propietario y su Suplente, la mayoría solo tendrá derecho a designar el número de Consejeros faltantes que corresponda nombrar a dicha mayoría. Dichos Consejeros sólo podrán ser revocados cuando se revoque el nombramiento de todos los demás, a menos que la remoción obedezca a una causa justificada de acuerdo a lo establecido en la fracción III del Artículo 14 Bis 3 de la Ley del Mercado de Valores. Los Consejeros serán elegidos por un año y continuarán en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que hayan sido designados, en tanto las personas nombradas para substituirlos tomen posesión de sus cargos. Los Consejeros podrán ser reelectos y percibirán la remuneración que determine la Asamblea General de Accionistas. Los Consejeros suplentes designados substituirán a sus respectivos Consejeros Propietarios que estuvieren ausentes. Para los efectos de la Ley del Mercado de Valores, y sin perjuicio de que la misma no requiera su incorporación en los estatutos sociales, adicionalmente en cuanto al Consejo de Administración se cumplirá con lo siguiente: I. El Consejo de Administración estará integrado por un mínimo de 5 (cinco) y un máximo de 20 (veinte) consejeros propietarios. II. Al menos el 25% (veinticinco porciento) de los miembros del consejo de administración deberán de ser independientes en los términos de lo previsto por el artículo 14 Bis 3 de la Ley del Mercado de Valores. III. El reporte del comité de auditoría deberá presentarse a la asamblea de accionistas. IV. Los Comisarios deberán ser

convocados, además de a las sesiones del consejo de administración, a todas las sesiones de aquellos órganos intermedios de consulta en los que el consejo de administración haya delegado alguna facultad." "SEGUNDA. Se resuelve adicionar una Disposición Transitoria Décima Sexta a los estatutos sociales de la Sociedad, quedando de la forma siguiente: "Disposición Décima Sexta Transitoria: A. En tanto permanezcan vigentes las previsiones contenidas en el tercer párrafo y sus fracciones del Artículo Vigésimo de los presentes estatutos y las disposiciones relativas de la Ley del Mercado de Valores, la falta de observancia de las mismas, no generará ni le otorgará el derecho a terceros de impugnar la falta de validez, en relación con los actos jurídicos, contratos, acuerdos, convenios o cualquier otro acto que celebre la Sociedad por medio de, o a través de su Consejo de Administración o de cualquier otro órgano intermedio, delegado, mandatario o apoderado, ni se considerarán requisitos de validez o existencia de tales actos." B. Conforme a lo previsto en la Resolución Primera inciso 7 de la Asamblea General Extraordinaria de Carso Global Telecom, S.A. de C.V. celebrada el 30 de noviembre de 2001, se cancelan 14,939,652 acciones de la Serie "A-1" de América Telecom, S.A. de C.V. que no han sido emitidas por virtud de la fusión de Carso Global Telecom, S.A. de C.V. con Banesci 2000, S.A. de C.V. e Inveresci 2000, S.A. de C.V. acordada por dichas sociedades el 21 de diciembre de 2001, dada la cancelación de acciones que en dicho acto se realizó. Por tanto, ajustarse los estados financieros y el balance para reflejar los montos que corresponden incluyendo la disminución del capital social por la cantidad de $3,832,543.81. C. El Artículo Sexto de los estatutos sociales quedaría redactado a partir de esta fecha como sigue: ARTICULO SEXTO. Capital Social: El capital de la Sociedad es variable. La parte mínima fija del capital social, sin derecho a retiro, es de $1,009,083,661.05 (Un mil nueve millones ochenta y tres mil seiscientos sesenta y un Pesos 05/100 Moneda Nacional), representada por 3,935'076,076 (Tres Mil Novecientos Treinta y Cinco Millones Setenta y Seis Mil Setenta y Seis) acciones comunes u ordinarias con pleno derecho a voto, nominativas, sin expresión de valor nominal, íntegramente suscritas y pagadas, que corresponden a la Serie "A-1" representativa de la parte mínima fija del capital social. El monto de la parte variable del capital social no podrá exceder de diez veces el importe de la parte mínima fija del capital social. La parte variable del capital social estará representada por acciones nominativas, sin expresión de valor nominal, que corresponderán a la Serie "A-2" de acciones representativas de la parte variable del capital social, con las características que determine la Asamblea General de Accionistas que acuerde su emisión. D. Como consecuencia de la publicación en el Diario Oficial de la Federación del jueves 25 de abril de 2002 de las Reglas generales aplicables a las adquisiciones de valores que deban ser reveladas y de ofertas públicas de compra de valores, se reforma a partir de esta fecha el Artículo Decimotercero de los estatutos sociales para quedar redactado en lo sucesivo como sigue a partir de que lo autorice la CNBV. Artículo Decimotercero: Autorización Previa y Oferta de Exclusión: En los términos y para los efectos del artículo 130 de la Ley General de Sociedades Mercantiles se establece que la transmisión o adquisición por cualquier título de las acciones emitidas por la Sociedad, solamente podrá hacerse previa autorización del Consejo de Administración en el caso de que el número de acciones que se pretenda transmitir, por si solo o sumado a operaciones anteriores del mismo accionista, o de un grupo de accionistas vinculados entre sí y que actúen en concertación, signifique el diez por ciento (10%) o más de las acciones emitidas por la sociedad. Mientras la Sociedad mantenga las acciones que haya emitido, inscritas en el Registro Nacional de Valores, la exigencia anterior, estará, adicionalmente, sujeta a las disposiciones aplicables de la Ley del Mercado de Valores y a las reglas que conforme a la misma, emita la Comisión Nacional Bancaria y de Valores. Si el Consejo de Administración, en los términos del presente artículo niega la autorización, designará uno o más compradores de las acciones, quienes deberán pagar a la parte interesada el precio registrado en la bolsa de valores en la fecha que determine el Consejo de Administración y el precio será el de "cierre". Para el caso de que las acciones no estén inscritas en el Registro Nacional de Valores, el precio que se pague se determinará conforme al propio artículo 130 ya citado. Las personas o grupo de personas que obtengan o incrementen una participación significativa sin cumplir con lo previsto en el párrafo anterior, o en las disposiciones de carácter general emitidas por la Comisión Nacional Bancaria y de Valores sobre esa materia, no podrá ejercer los derechos corporativos derivados de las acciones respectivas y la sociedad se abstendrá de inscribir dichas acciones en el registro a que se refieren

los Artículos 128 y 129 de la Ley General de Sociedades Mercantiles. En particular, la Sociedad se abstendrá de inscribir en el registro a que se refieren los artículos 128 y 129 de la Ley General de Sociedades Mercantiles, a las personas o Grupo de Adquirentes que obligan o obligan o incrementan una parte significativa de la Sociedad, sin haber promovido una Oferta de conformidad con las reglas generales aplicables a las adquisiciones de valores que deban ser reveladas y de ofertas públicas de compra de valores publicadas en el Diario Oficial de la Federación del 25 de abril de 2002, quienes no podrán ejercer los derechos corporativos derivados de las acciones así adquiridas en los términos de este párrafo, tendrán el significado que se les atribuye en las reglas indicadas. Cuando las acciones de la Sociedad se encuentren inscritas en la Sección de Valores del Registro Nacional de Valores, en los términos de la Ley del Mercado de Valores y de las disposiciones de carácter general que expida la Comisión Nacional Bancaria y de Valores, en el caso de cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores de dicho Registro, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores en términos de Ley, los accionistas que detenten el control de la Sociedad en ese momento, se obligan a realizar una oferta pública de adquisición por la totalidad de las acciones inscritas previamente a la cancelación, y por lo menos al precio que resulte más alto: (i) del promedio del cierre de las operaciones que se hubieren efectuado durante los treinta días en que hubieran cotizado las acciones, previos a la fecha de la oferta, o bien, (ii) al valor contable de la acción de acuerdo al último reporte trimestral, presentado a la propia Comisión y a la bolsa de valores antes de la oferta, salvo que la Comisión Nacional Bancaria y de Valores al resolver la autorización de la oferta pública de compra de acciones tendiente a la cancelación de la inscripción referida, autorice un precio distinto. Los accionistas que detenten el control de la Sociedad no quedarán obligados a llevar a cabo la oferta pública mencionada si se acredita el consentimiento de la totalidad de los accionistas para la cancelación correspondiente. La reforma de este párrafo de los Estatutos Sociales requiere. (i) de la aprobación previa de la Comisión Nacional Bancaria y de Valores y (ii) del acuerdo de la Asamblea Extraordinaria de accionistas adoptado con un quórum de votación mínimo del 95% (Noventa y Cinco porciento) del capital social." "TERCERA.- Se designan Delegados Especiales de esta Asamblea a los señores Alejandro Escoto Cano, Raúl Zepeda Ruiz, Rafael Robles Miaja y Alejandro de la Borbolla Ordoñana, para que indistintamente cualquiera de ellos en lo individual y en caso de ser necesario: a) comparezca ante el Notario Público de su elección a formalizar toda o parte del acta de esta Asamblea; b) para que por sí o por medio de las personas que designen, inscriban el testimonio notarial correspondiente en el Registro Público de Comercio de esta Ciudad; c) para que expidan las certificaciones de esta acta o de cualquiera de sus partes que fueren necesarias; y d) realicen las publicaciones que se requieran y cualquier otro acto para ejecutar y dar pleno efecto a las resoluciones de esta Asamblea."

2. Administradores y Accionistas

Consejeros

La administración de la Compañía está a cargo de un Consejo de Administración. Nuestros estatutos sociales establecen que el Consejo de Administración debe estar formado por cuando menos cinco consejeros propietarios y permite la designación de consejeros suplentes.

Todos los miembros del actual Consejo de Administración fueron elegidos en la Asamblea de Accionistas de Telecom del 11 de Junio de 2002, con seis consejeros propietarios y seis suplentes.

Nuestros estatutos señalan que todos los miembros del Consejo de Administración deberán ser elegidos por períodos de un año. De conformidad con la Ley General de Sociedades

Mercantiles, si no se designan nuevos consejeros, los miembros del consejo continúan en sus funciones después de cumplido su periodo.

La siguiente tabla muestra los nombres de los consejeros de la Compañía, sus puestos en la Compañía y sus años de servicio como consejeros, designados en la Asamblea General Ordinaria de Accionistas de Telecom, celebrada el día 11 de junio de 2002:

Nombre	Cargo	Años como Consejero *
Carlos Slim Helú	Presidente del Consejo	--
Carlos Slim Domit	Vice-Presidente	--
Jaime Chico Pardo	Vice-Presidente	--
Claudio X. González Laporte	Consejero	--
José Kuri Harfush	Consejero	--
Juan Antonio Pérez Simón	Consejero	--
Arturo Elías Ayub	Consejero Suplente	--
Humberto Gutiérrez Olvera-Zubizarreta	Consejero Suplente	--
Daniel Hajj Aboumrad	Consejero Suplente	--
Marco Antonio Slim Domit	Consejero Suplente	--
Patrick Slim Domit	Consejero Suplente	--
Eduardo Valdés Acra	Consejero Suplente	--

Consejeros Propietarios

Carlos Slim Helú. Es Ingeniero Civil por la Facultad de Ingeniería de la Universidad Nacional Autónoma de México. Desde 1965 ocupa el cargo de Presidente del Consejo de Administración de Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. Además preside el consejo de Telecom, América Móvil y Telmex, y participa en el consejo de otras compañías. Tiene 61 años de edad. Ha colaborado como ejecutivo principal o como miembro del Consejo de Administración en diversas empresas entre las que se encuentran: Telmex (Presidente); Grupo Carso, (Presidente Honorario y Vitalicio); Inbursa (Presidente Honorario y Vitalicio). Es padre del Lic. Carlos Slim Domit, Presidente del Consejo de Administración de GCarso, del Lic. Marco Antonio Slim Domit, Presidente del Consejo de Administración de Grupo Financiero Inbursa y del Lic. Patrick Slim Domit, Vicepresidente del Consejo de Administración de GCarso.

Carlos Slim Domit. Es Licenciado en Administración por la Universidad Anáhuac. Tiene 35 años de edad. Es Vicepresidente del Consejo de Administración de la Compañía así como de Presidente del Consejo de Administración de GCarso. Es Consejero de las siguientes empresas, entre otras: Grupo Sanborns, S.A. de C.V.; Sanborn Hermanos, S.A.; Promotora Sanborns, S.A. de C.V.; Sears México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. (Phillip Morris México); Grupo Condumex, S.A. de C.V.; Telmex; Telecom; y Promotora Musical, S.A. de C.V.. Es hijo del Ing. Carlos Slim Helú, y hermano de los licenciados Marco Antonio Slim Domit y Patrick Slim Domit.

Juan Antonio Pérez Simón. Es Contador Público por la Universidad Nacional Autónoma de México. Tiene 60 años de edad. Desde 1995 es Vicepresidente de Telmex, así como Presidente del Consejo de Administración de Sanborn Hermanos, S.A. Es Consejero Propietario de las siguientes empresas: GCarso; Grupo Financiero Inbursa; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radiomóvil Dipsa (Telcel); Sears México; Industrias Nacobre, S.A. de C.V.; Empresas Frisco, S.A. de C.V.; Otras filiales de Telmex y GCarso.

Claudio X. González Laporte. Es Ingeniero Químico por la Universidad Nacional Autónoma de México. Desde hace 25 años es el Presidente del Consejo de Administración de Kimberly Clark de México, S.A. de C.V. Tiene 65 años de edad. Es miembro del Consejo de Administración de las siguientes empresas: GCarso; Telecom; Telmex; Inbursa; Kimberly Clark Corporation; General Electric Co.; Kellogs Co.; Unilever; Grupo Alfa, S.A. de C.V.; Grupo México, S.A. de C.V.; Grupo Modelo, S.A. de C.V.; The Mexico Fund Inc.

Jaime Chico Pardo. Es Ingeniero Industrial por la Universidad Iberoamericana. Ocupa el cargo de Director General de Telmex desde Enero de 1995. Tiene 51 años de edad. Adicionalmente es Vicepresidente del Consejo de Administración de Telmex. Con anterioridad fungió como Director de Condumex y Presidente de Corporación Industrial Llantera (Euzkadi General Tire de México).

José Kuri Harfush. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Ocupa el cargo de Director General de Janel S.A. de C.V. Tiene 52 años de edad. Adicionalmente es miembro del Consejo de Administración de las siguientes empresas, entre otras: Telmex; América Móvil; GCarso; Gsanborns.

Consejeros Suplentes

Marco Antonio Slim Domit. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Desde el 25 de agosto e 1997, se desempeña como Director General de Inbursa. Tiene 34 años de edad. Asimismo, ocupa el cargo de Director General de Banco Inbursa, S.A.. Las empresas en las que funge como consejero son: Inbursa, así como de sus subsidiarias; GCarso; Telecom; Telmex; Sears México. Es hijo del Ing. Carlos Slim Helú y hermano de los licenciados Carlos Slim Domit y Patrick Slim Domit.

Patrick Slim Domit. Es Licenciado en Administración de Empresas en la Universidad Anáhuac. Desde octubre de 2000 se desempeña como ejecutivo de Telmex y Vicepresidente de GCarso. Fue Director General de GCarso y Director General en Industrias Nacobre, S.A. de C.V. desde 1994. Tiene 32 años de edad. Es miembro del Consejo de Administración de las siguientes empresas: GCarso; Telecom; Telmex; Hoteles Calinda, S.A. de C.V.; Grupo Condumex, S.A. de C.V.; Empresas Frisco, S.A. de C.V.; Sears México; Cigarros la Tabacalera Mexicana, S.A. de C.V. e Industrias Nacobre, S.A. de C.V. Es hijo del Ing. Carlos Slim Helú y hermano de los licenciados Marco Antonio Slim Domit y Carlos Slim Domit.

Arturo Elías Ayub. Realizó estudios de Licenciatura. Ocupa el puesto de Director de Area en Telmex. Tiene 34 años de edad. Es miembro del Consejo de Administración de las siguientes empresas. Telmex; GCarso; Telecom; Sears México.

Eduardo Valdés Acra. Es Licenciado en Administración de Empresas por la Universidad Iberoamericana. Actualmente funge como Vicepresidente de Inbursa y como Director general de Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. Tiene 37 años de edad. Es miembro del Consejo de Administración de las siguientes empresas: Inbursa, así como de sus subsidiarias; Hoteles Calinda, S.A. de C.V.; GCarso; Telecom y Telmex.

Daniel Hajj Aboumrad. Es Licenciado en Administración de Empresas por la Universidad Anáhuac. Tiene 35 años de edad. Funge como Director General de América Móvil y Radiomóvil Dipsa, S.A. de C.V. Es miembro del Consejo de Administración de las siguientes empresas: GCarso; Phillip Morris México; Telecom. Asimismo, ha colaborado en Corporación Industrial Llantera, S.A. de C.V. (General Tire); Galas de México, S.A. de C.V.; Agusa; Bimex y Páginas Amarillas, S.A. de C.V.

Humberto Gutiérrez Olvera Zubizarreta. Estudió la Licenciatura en Contaduría Pública en la Escuela Bancaria y Comercial. Tiene 60 años de edad. Actualmente es Director General de GCarso y Director General de Grupo Condumex S.A. de C.V. Adicionalmente es miembro del Consejo de Administración de GCarso, Telecom, Telmex, Grupo Financiero Inbursa, Grupo Condumex, S.A. de C.V., Ferrosur, S.A. de C.V., Grupo Primex, S.A. de C.V., Química Flúor S.A. de C.V. y Presidente del Consejo de Administración de Empresas Frisco S.A. de C.V. e Industrias Nacobre S.A. de C.V..

3. Auditores

Los Estados Financieros Consolidados de la Compañía, fueron Auditados por Mancera, S.C. No ha habido cambio en los auditores en los últimos tres ejercicios. La designación de los auditores cumple con los principios del Código de Mejores Prácticas Corporativas emitido por el Consejo Coordinador Empresarial.

•

Comité de Auditoría

Nuestros estatutos sociales establecen la existencia de un Comité de Auditoría, el cual tiene las siguientes funciones: (i) elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; (ii) opinar sobre transacciones con personas relacionadas, y (iii) proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones con partes relacionadas.

Directores

Por ser una tenedora pura de acciones, la Compañía únicamente cuenta con el Director General. El nombre, responsabilidades y experiencia empresarial anterior de nuestro actual Director General es la siguiente:

Daniel Hajj Aboumrad Director General	Nombrado * 11 de junio de 2002	Experiencia en negocios: Consejero de las compañías mexicanas subsidiarias de Telmex y Director de Compañía Hulera Euzkadi, S.A. de C.V.

Comisarios

La función principal de los comisarios es reportar a los tenedores de las acciones en la asamblea general anual ordinaria sobre la precisión de la información financiera que le presenta a dichos tenedores el Consejo de Administración. Los comisarios también están autorizados a: (i) convocar a una asamblea general ordinaria o extraordinaria; (ii) poner puntos en el orden del día de las asambleas de accionistas o del Consejo de Administración; (iii) asistir a juntas de accionistas o del Consejo de Administración; y (iv) en términos generales vigilar nuestros asuntos importantes.

Los comisarios también reciben los informes mensuales del Consejo de Administración sobre nuestras operaciones incluyendo nuestra situación financiera. El o los comisarios propietarios y suplentes en la actualidad son:

Nombre	**Puesto**
Alberto Tiburcio Celorio	Comisario propietario
Fernando Espinosa López	Comisario suplente

4. Operaciones con Partes Relacionadas y Conflictos de Interés

En el curso normal de sus operaciones, la Compañía celebra una amplia variedad de operaciones de carácter financiero y comercial con partes relacionadas como subsidiarias y asociadas de Telmex, América Móvil, Inbursa y GCarso y tiene planeado continuar llevando a cabo este tipo de operaciones en el futuro. Por lo general, las operaciones con compañías afiliadas se celebran a precios de mercado.

V. MERCADO ACCIONARIO

1. Estructura Accionaria

La Compañía tiene autorizadas 3,935,076,076 acciones de la Serie "A-1", de las cuales al 31 de Diciembre de 2001 se encontraban en circulación 3,757,264,999 acciones. El 71.73% de las acciones en circulación se encuentra en poder directa o indirectamente de personas relacionadas con miembros del Consejo de Administración de la Sociedad

VI Anexos

1. Estados Financieros Dictaminados

AMÉRICA TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Estados Financieros Consolidados

Al 31 de diciembre de 2001 y 2000

Contenido

FILE No. 82-5251

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A la Asamblea General de Accionistas de
América Telecom, S.A. de C.V.

Hemos examinado los balances generales consolidados de América Telecom, S.A. de C.V. y subsidiarias al 31 de diciembre de 2001 y 2000, así como los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías. Los estados financieros al 31 de diciembre de 2001 y 2000 de algunas subsidiarias, los cuales en forma conjunta representan el 10% y 9% de los ingresos de operación y el 11% y 10% de los activos totales, aproximada y respectivamente, fueron examinados por otros auditores; asimismo, los estados financieros al 31 de diciembre de 2001 y 2000 de algunas asociadas, los cuales en forma conjunta representan el 21% y 10% de los activos totales y el 90% y 97% de la participación en los resultados de las asociadas, respectivamente, fueron examinados por otros auditores. Nuestra opinión, en tanto se refiere a dichas subsidiarias y asociadas, se basa únicamente en los dictámenes de los otros auditores.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que respalda las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración, y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, basada en nuestros exámenes y en los dictámenes de los otros auditores a que se hace referencia en el primer párrafo, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera consolidada de América Telecom, S.A. de C.V. y subsidiarias al 31 de diciembre de 2001 y 2000, y los resultados consolidados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera consolidada por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Mancera, S.C.
Integrante de
Ernst & Young Global

C.P.C. Francisco Alvarez del Campo

México, D.F.,
22 de marzo de 2002

FILE No. 82-5251

DICTAMEN DEL COMISARIO

A la Asamblea General de Accionistas de
América Telecom, S.A. de C.V.

En mi carácter de Comisario y en cumplimiento de lo dispuesto en el artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de América Telecom, S.A. de C.V., rindo a ustedes mi informe sobre los estados financieros consolidados al 31 de diciembre de 2001, que les presenta el Consejo de Administración.

Entre otros procedimientos de auditoría aplicados, asistí o en mi ausencia asistió mi suplente, a las asambleas de accionistas y juntas del Consejo de Administración a las que fui convocado. Revisé con el alcance que consideré necesario en las circunstancias, el dictamen sin salvedades ni limitaciones que con fecha 22 de marzo de 2002 rindieron los auditores externos de la Sociedad, en relación con el examen que llevaron a cabo de acuerdo con las normas de auditoría generalmente aceptadas en México, de los estados financieros mencionados en el párrafo anterior, preparados por la administración de la Compañía.

En mi opinión, basada en el trabajo que efectué y en el desarrollado por los auditores externos, los criterios y políticas contables y de información empleados por la Sociedad, considerados por los administradores para preparar los estados financieros consolidados que se presentan a esta Asamblea, son adecuados y suficientes, y se aplicaron en forma consistente con el ejercicio anterior, por lo tanto, también en mi opinión, los estados financieros consolidados antes mencionados reflejan en forma veraz, razonable y suficiente, en todos los aspectos importantes, la situación financiera consolidada de América Telecom, S.A. de C.V. al 31 de diciembre de 2001, los resultados consolidados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera consolidada por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C.P.C. Alberto Tiburcio Celorio
Comisario

México, D.F.,
22 de marzo de 2002

FILE No. 82-5251

AMÉRICA TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Balances generales consolidados

(Miles de pesos mexicanos de poder adquisitivo al 31 de diciembre de 2001)

	31 de diciembre de 2001	2000
Activo circulante:		
Efectivo e inversiones temporales	$ **2,527,997**	$ 23,178,306
Valores negociables (Nota 3)	**10,609,615**	1,668,818
Cuentas por cobrar, neto (Nota 4)	**4,399,010**	4,557,876
Partes relacionadas (Nota 14)	**1,699,685**	860,776
Inventarios, neto (Nota 5)	**3,408,221**	3,700,367
Pagos anticipados y otros activos	**628,793**	585,066
Suma el activo circulante	**23,273,321**	34,551,209
Planta, propiedades y equipo, neto (Nota 6)	**39,977,826**	34,175,114
Licencias, neto (Nota 7)	**2,474,352**	2,488,372
Inversiones permanentes y otras (Nota 8)	**23,432,862**	13,242,797
Crédito mercantil, neto (Nota 8)	**4,257,251**	7,317,499
Suma el activo	$ **93,415,612**	$ 91,774,991
Pasivo y capital contable		
Pasivo circulante:		
Deuda a corto plazo y porción circulante de la deuda a largo plazo (Nota 11)	$ **6,824,623**	$ 12,091,437
Cuentas por pagar y pasivos acumulados (Nota 10)	**9,550,025**	10,852,410
Impuestos por pagar	**1,185,716**	544,369
Partes relacionadas (Nota 14)	**322,207**	20,056
Ingresos y créditos diferidos	**1,494,842**	1,184,079
Suma el pasivo circulante	**19,377,413**	24,692,351
Deuda a largo plazo (Nota 11)	**19,408,007**	2,288,495
Impuestos diferidos (Nota 16)	**2,003,900**	2,635,991
Suma el pasivo	**40,789,320**	29,616,837
Capital contable (Nota 15)		
Capital social	**3,915,739**	3,915,739
Prima en venta de acciones	**365,651**	365,651
Utilidades acumuladas:		
De años anteriores	**7,279,657**	7,022,064
(Pérdida) utilidad del año	**(158,249)**	257,593
	7,121,408	7,279,657
Otras partidas de utilidad integral acumuladas	**2,259,862**	4,000,009
Suma el capital contable mayoritario	**13,662,660**	15,561,056
Interés minoritario	**38,963,632**	46,597,098
Suma el capital contable	**52,626,292**	62,158,154
Suman el pasivo y capital contable	$ **93,415,612**	$ 91,774,991

Véanse las notas que se acompañan.

AMÉRICA TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Estados consolidados de resultados

(Miles de pesos mexicanos de poder adquisitivo al 31 de diciembre de 2001, excepto utilidad por acción)

	31 de diciembre de 2001	31 de diciembre de 2000
Ingresos de operación:		
Servicios:		
Tiempo aire	**$ 25,680,609**	$ 17,141,754
Renta mensual	**5,090,312**	4,450,263
Larga distancia	**3,850,847**	2,885,814
Otros servicios	**1,786,606**	843,955
Venta de equipo telefónico y otros:		
Venta de teléfonos celulares y accesorios	**3,618,970**	3,388,903
Otros ingresos	**1,336,569**	1,384,327
	41,363,913	30,095,016
Costos y gastos de operación:		
Costo de ventas y servicios	**17,741,378**	15,382,063
Comerciales, administrativos y generales	**11,131,369**	8,718,200
Deterioro en el valor de asociadas (Nota 8)	**1,940,557**	-
Depreciación y amortización (Notas 6 a 8)	**4,477,174**	3,088,899
	35,290,478	27,189,162
Utilidad de operación	**6,073,435**	2,905,854
(Costo) producto integral de financiamiento:		
Intereses ganados	**2,315,487**	6,053,017
Intereses pagados	**(1,452,283)**	(1,117,068)
(Pérdida) utilidad cambiaria, neta	**(345,893)**	239,336
Pérdida monetaria, neta	**(738,331)**	(3,083,024)
	(221,020)	2,092,261
Utilidad antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	**5,852,415**	4,998,115
Provisiones para:		
Impuesto sobre la renta (Nota 16)	**2,993,296**	3,109,432
Participación de los trabajadores en las utilidades	**190,795**	169,913
	3,184,091	3,279,345
Utilidad antes de la participación en los resultados de compañías asociadas e interés minoritario	**2,668,324**	1,718,770
Participación en los resultados de compañías asociadas	**(3,700,658)**	(1,031,744)
(Pérdida) utilidad antes del interés minoritario	**(1,032,334)**	687,026
Interés minoritario en los resultados de subsidiarias	**874,085**	(429,433)
(Pérdida) utilidad neta mayoritaria	**$ (158,249)**	$ 257,593
(Pérdida) utilidad neta mayoritaria por acción (Nota 15)	**$ (0.0420)**	$ 0.0681

Véanse las notas que se acompañan.

FILE No. 82-5251

AMÉRICA TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS
Estados consolidados de variaciones en el capital contable
(Miles de pesos mexicanos de poder adquisitivo al 31 de diciembre de 2001)

			Utilidades Acumuladas						
	Capital Social	**Prima en venta de acciones**	**Reserva para adquisición de acciones propias**	**Por aplicar**	**Total**	**Otras partidas de utilidad integral acumuladas**	**Utilidad (pérdida) integral**	**Suma el capital contable mayoritario**	**m**
Saldos al 31 de diciembre de 1999	$ 3,915,739	$ 365,651		$ 7,022,064	$ 7,022,064	$ 4,293,010		$ 15,596,464	$
Interés minoritario									
Utilidad integral:									
Utilidad neta del ejercicio				257,593	257,593		$ 257,593	257,593	
Otras partidas de utilidad integral:									
Resultado por tenencia de activos no monetarios						(293,001)	(293,001)	(293,001)	
Resultado integral del ejercicio							$ (35,408)		
Saldos al 31 de diciembre de 2000	3,915,739	365,651		7,279,657	7,279,657	4,000,009		15,561,056	
Interés minoritario									(
Creación de la reserva para adquisición de acciones propias			$ 1,500,000	(1,500,000)					
Resultado integral:									
Pérdida neta del ejercicio				(158,249)	(158,249)		$ (158,249)	(158,249)	
Otras partidas de utilidad integral:									
Resultado por tenencia de activos no Monetarios						(1,740,147)	(1,740,147)	(1,740,147)	
Resultado integral del ejercicio							$(1,898,396)		
Saldos al 31 de diciembre de 2001	$ 3,915,739	$ 365,651	$ 1,500,000	$ 5,621,408	$ 7,121,408	$ 2,259,862		$ 13,662,660	$

Véanse las notas que se acompañan.

AMÉRICA TELECOM, S.A. DE C.V.
Y SUBSIDIARIAS

Estados consolidados de cambios en la situación financiera

(Miles de pesos mexicanos de poder adquisitivo al 31 de diciembre de 2001)

	Años terminados el 31 de diciembre de 2001	2000
Operación:		
(Pérdida) utilidad neta mayoritaria	$(158,249)	$ 257,593
Más (menos) partidas aplicadas a resultados que no requirieron el uso de recursos:		
Depreciación	3,568,137	2,247,536
Amortización	909,037	841,363
Impuesto sobre la renta diferido	(273,939)	1,607,617
Participación de los trabajadores en las utilidades diferidas	-	20,352
Deterioro en el valor de inversiones en asociadas	1,940,557	-
Participación en los resultados de compañías asociadas	3,700,658	1,031,744
Interés minoritario en los resultados de compañías subsidiarias	(874,085)	429,433
Cambios en activos y pasivos de operación:		
Decremento (incremento) en:		
Cuentas por cobrar	158,866	(1,645,411)
Pagos anticipados	(43,727)	(119,926)
Inventarios	292,146	(1,170,437)
Incremento (decremento) en:		
Cuentas por pagar y pasivos acumulados	(1,302,385)	3,617,408
Partes relacionadas	(838,909)	(384,842)
Ingresos diferidos	310,763	411,788
Impuestos por pagar	914,594	(321,712)
Recursos generados por la operación	8,303,464	6,822,506
Financiamiento:		
Nuevos financiamientos	18,540,014	18,303,602
Pagos de financiamientos	(6,687,316)	(9,419,536)
Partes relacionadas	-	(2,906,932)
Compra de acciones propias de la subsidiaria	(6,844,559)	-
Recursos generados por actividades de financiamiento	5,008,139	5,977,134
Inversión:		
Planta, propiedades y equipo	(11,068,757)	(15,515,183)
Compañías subsidiarias y asociadas	(13,687,826)	(16,333,282)
Efectivo inicial de compañías adquiridas	-	394,156
Inversión en licencias	(264,532)	(89,378)
Inversión en valores negociables	(8,940,797)	2,911,204
Recursos utilizados en actividades de inversión	(33,961,912)	(28,632,483)
Disminución de efectivo e inversiones temporales	(20,650,309)	(15,832,843)
Efectivo e inversiones temporales al principio del año	23,178,306	39,011,149
Efectivo e inversiones temporales al final del año	$ 2,527,997	$ 23,178,306

Véanse las notas que se acompañan.

FILE No. 82-5251

AMÉRICA TELECOM, S.A. DE C.V. Y SUBSIDIARIAS

Notas a los estados financieros consolidados

Al 31 de diciembre de 2001 y 2000
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

1. Descripción de la Compañía

a) Escisión de Carso Global Telecom, S.A. de C.V.

La escisión de Carso Global Telecom, S.A. de C.V. (Telecom) de las entidades que integran América Telecom, S.A. de C.V. y sus subsidiarias (conjuntamente la "Compañía" o "América Telecom"), fue aprobada por sus accionistas en asamblea extraordinaria celebrada el 30 de noviembre de 2001, en la cual cada uno de los tenedores de acciones de Telecom se convirtió en propietario de un número igual de acciones de la misma serie de América Telecom Como consecuencia de la escisión, América Telecom se constituyó como una empresa mexicana independiente de Telecom, a la que se le traspasaron ciertos activos, pasivos y capital relacionados con estas operaciones (básicamente la inversión en América Móvil, S.A. de C.V. y sus subsidiarias).

Teléfonos de México, S.A. de C.V. (Telmex) subsidiaria de Telecom y Radiomóvil Dipsa, S.A. de C.V., (Telcel), subsidiaria significativa de América Telecom, tienen extensas relaciones operativas. La interconexión de sus respectivas redes, el uso de instalaciones, particularmente la coubicación de equipo de conmutación en inmuebles propiedad de Telmex. Estas relaciones operativas están sujetas a varios convenios, los cuales en su mayoría se celebraron con anterioridad a la escisión. La mayoría de estos convenios están sujetos a regulaciones específicas que aplican a todos los operadores de telecomunicaciones. Los términos de estos convenios son similares a aquéllos que se tienen celebrados con terceros.

Ni Telecom, ni América Telecom tendrán acciones de la otra. En la escisión, cada accionista de Telecom se convirtió en accionista de América Telecom, y como consecuencia, ambas compañías son controladas por el mismo grupo de accionistas. Sin embargo, la relación entre las dos compañías se limitará a: (a) convenios relacionados con la implantación de la escisión, (b) relaciones comerciales que surjan en el curso ordinario de los negocios entre un operador de servicios fijos de telecomunicaciones y un operador de servicios inalámbricos de telecomunicaciones, como se describe en el párrafo anterior.

b) Operación de la Compañía

América Telecom es el proveedor líder de servicios de comunicación inalámbrica en México a través de su subsidiaria Radiomóvil Dipsa S.A. de C.V., la cual opera bajo el nombre comercial de "Telcel". América Telecom es la única empresa que proporciona servicios de telefonía celular con cobertura nacional en México.

América Telecom tiene inversiones en compañías subsidiarias y asociadas que operan en el sector de telecomunicaciones en Guatemala, Ecuador, Brasil, Argentina, Colombia, Venezuela, España, Puerto Rico y Estados Unidos de América (E.U.A.).

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

1. Descripción de la Compañía (continúa)

b) Operación de la Compañía (continúa)

La inversión de América Telecom en sus principales subsidiarias y asociadas al 31 de diciembre de 2001 y 2000, es como sigue:

Nombre de la Compañía	Establecimiento	Participación al 31 de diciembre de 2001	2000
Subsidiarias:			
América Móvil, S.A. de C.V.	México	**31.6%**	27.8%
Sercotel, S.A. de C.V.	México	**100.0**	100.0
Radiomóvil Dipsa, S.A. de C.V.	México	**100.0**	100.0
TracFone Wireless, Inc.	E.U.A.	**97.8**	97.4
América Central Tel, S.A. (ACT)	Guatemala	**94.9**	85.6
Telecomunicaciones de Guatemala, S.A. (TELGUA)	Guatemala	**93.8**	81.3
Servicios de Comunicaciones Personales Inalámbricas, S.A., (Sercom)	Guatemala	93.8	90.8
Consorcio Ecuatoriano de Telecomunicaciones, S.A., (Conecel)	Ecuador	**61.3**	60.0
Corporativo empresarial de comunicación, S.A. de C.V.	México	**99.9**	
Asociadas:			
Telecom Américas, Ltd.	Bermuda	**45.5**	44.3
ATL-Algar Telecom Leste, S.A.	Brasil	**26.8**	22.1
Americel, S.A.	Brasil	**34.1**	7.2
Telet, S.A.	Brasil	**35.3**	7.2
Tess, S.A.	Brasil	**45.5**	
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	**27.3**	60.0
Canbrás Communications Corp.	Canada	**34.6**	31.3
Comunicación Celular, S.A.	Colombia	**35.3**	30.3
Occidente y Caribe Celular, S.A.	Colombia	**34.8**	22.9
Genesis Telecom, C.A.	Venezuela	**26.8**	22.5
ATL-Algar Telecom Leste, S.A.	Brasil	**41.0**	
CompUSA, Inc.	E.U.A.	**49.0**	49.0
SBC International Puerto Rico, Inc.	Puerto Rico	**50.0**	50.0
Empresas Cablevisión, S.A. de C.V.	México	**49.0**	49.0
Organización Recuperadora de Cartera, S.A. de C.V.	México	**45.0**	
Iberbanda, S.A. (antes FirstMark Comunicaciones España, S.A.)	España	**18.6**	17.5
Network Access Solutions	E.U.A.	**2.0**	5.9

AMÉRICA TELECOM, S.A. DE C.V. Y SUBSIDIARIAS

Notas a los estados financieros consolidados

Al 31 de diciembre de 2001 y 2000
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

1. Descripción de la Compañía (concluye)

b) Operación de la Compañía (concluye)

América Telecom a través de sus subsidiarias, Telcel, Sercom y Conecel principalmente, tiene licencias para instalar, operar y administrar servicios de radiotelefonía móvil en México, Guatemala y Ecuador respectivamente. Las licencias en México vencerán en distintas fechas entre los años 2009 y 2015; las licencias en Ecuador y Guatemala vencerán en los años 2009 y 2014, respectivamente. Como contraprestación por las licencias obtenidas en México (excepto por lo mencionado en el párrafo siguiente), el Gobierno Federal recibe un porcentaje de los ingresos de Telcel, el cual varía entre el 4% y el 10% anual sobre los ingresos brutos derivados de la concesión y generados en México.

En 1997 y 1998, el Gobierno Federal otorgó a Telcel licencias adicionales a las mencionadas en el párrafo anterior, para operar una red inalámbrica con cobertura nacional usando el espectro radioeléctrico de 800-megahertz (banda B) y para usar el espectro radioeléctrico en la banda de 1800-1900 megahertz (banda D), para proporcionar servicios de comunicación personal (PCS) en las nueve regiones en que se divide México. Las licencias son por veinte años y requirieron un pago único de $ 45,457 y $ 1,778,134, respectivamente. El término de estas licencias puede extenderse a discreción del Gobierno Federal.

Servicios de Comunicaciones Personales Inalámbricas, S.A.(Sercom), una subsidiaria de ACT, posee licencias en Guatemala para operar su red celular en diferentes frecuencias por un período de quince años. Como contraprestación por estas licencias se pagó U.S.$20 millones aproximadamente.

Consorcio Ecuatoriano de Telecomunicaciones S.A. (Conecel), posee licencias desde 1994 para operar su red celular y los servicios de telepuerto en Ecuador, por un período de quince años. En mayo de 1998, Conecel decidió pagar por anticipado los derechos de concesión por un monto de U.S.$53 millones.

Bajo los términos de las licencias otorgadas a Telcel y de la Ley Federal de Telecomunicaciones Mexicanas, la Compañía puede fijar libremente las tarifas de los servicios. Las tarifas no requieren autorización de la Secretaría de Comunicaciones, sin embargo, la Compañía debe hacerlas públicas y registrarlas ante dicha autoridad.

Los ingresos de Telcel, Telgua, Sercom y Conecel incluyen cargos por el uso del servicio, rentas mensuales, cargos por larga distancia, recursos provenientes de la venta de aparatos y accesorios y cargos por otros servicios.

TracFone Wireless, Inc., (TracFone) revende tiempo aire celular sobre una base de prepago a través de minoristas que atienden a clientes que usan teléfonos equipados con el software de TracFone. TracFone no posee infraestructura celular, sino que compra tiempo aire de los operadores en Estados Unidos de América, país en el que presta sus servicios. Los ingresos derivados de la venta de teléfonos no son significativos.

2. Políticas y prácticas contables

A continuación se resumen las principales políticas y prácticas contables utilizadas por la Compañía en la preparación de sus estados financieros:

a) Consolidación

Los estados financieros consolidados incluyen las cuentas de América Telecom y las de las subsidiarias mencionadas en la Nota 1. Todas las compañías operan en el ramo de telecomunicaciones o prestan sus servicios a empresas relacionadas con esta actividad.

Al 31 de diciembre de 2001, América Telecom posee el 31.6% (27.8% en 2000) del total de las acciones en circulación de América Móvil. De este porcentaje, América Telecom detenta la tenencia del 61.8% y 55.2% en 2001 y 2000, respectivamente.

Los saldos y operaciones intercompañías importantes han sido eliminados en los estados financieros consolidados.

El interés minoritario se refiere a las subsidiarias en el extranjero.

b) Reconocimiento de ingresos

Los ingresos se reconocen cuando se presta el servicio. Los servicios proporcionados por Telcel, Telgua, Sercom y Conecel, son facturados mensualmente con base en las tarifas registradas en los organismos reguladores del país correspondiente.

Los ingresos por ventas de planes de prepago (tarjetas prepagadas) se reconocen conforme al consumo del tiempo aire o cuando la tarjeta expira. La renta mensual básica en los planes diferentes de prepago se facturan con un mes de anticipación se reconoce contablemente como ingreso en el mes en el que se presta el servicio. El tiempo aire en exceso al mínimo contratado, se reconoce conforme se presta el servicio.

Generalmente Telcel no efectúa cargos por cuotas de activación a sus usuarios, sin embargo, en ciertas regiones de México, y dependiendo del mercado y estrategias de competencia, se cargan ciertas cuotas por activación. Telcel reconoce estas cuotas, así como el costo incurrido por la obtención de clientes en resultados cuando las cuotas son facturadas. Los ingresos de Telgua por cuotas de instalación de líneas telefónicas fijas se reconocen en base a la vida útil estimada de los suscriptores.

Las ventas de tiempo aire de TracFone se aplican a resultados en base al tiempo aire utilizado.

2. Políticas y prácticas contables (continúa)

b) Reconocimiento de ingresos (concluye)

Los ingresos por concepto de ventas de aparatos y accesorios son registrados como ingresos al enviarse los productos, siempre y cuando la Compañía no tenga ninguna obligación de resguardo o almacenaje o por posibles daños en el manejo de los mismos, los cuales en su mayoría se realizan a distribuidores autorizados. Los costos de los equipos telefónicos entregados al cliente en planes distintos a prepago, son cargados a resultados a la firma de los convenios respectivos.

c) Bases de conversión de estados financieros de subsidiarias extranjeras

Los estados financieros de las subsidiarias y asociadas extranjeras, ubicadas en Guatemala, Ecuador, Brasil, Argentina, España, Puerto Rico y E.U.A., los cuales en forma conjunta representan aproximadamente el 22% y 23% de los ingresos de operación y el 35% y 31% de los activos totales en 2001 y 2000, respectivamente, se convierten a pesos mexicanos de conformidad con lo establecido en el Boletín B-15, "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", emitido por el Instituto Mexicano de Contadores Públicos, A.C. (IMCP), como sigue:

Los saldos reportados por las subsidiarias en el extranjero fueron ajustados para conformarse a los principios de contabilidad generalmente aceptados en México.

Todos los saldos del balance, excepto los relativos al capital contable, fueron convertidos al tipo de cambio vigente al cierre del ejercicio; las cuentas de capital contable fueron convertidas al tipo de cambio vigente al momento de la transacción o de la generación de las utilidades. El estado de resultados fue convertido al tipo de cambio de cierre del período que se informa.

Al 31 de diciembre de 2001 y 2000, los efectos de la conversión ascendieron a \$(343,665) y \$(535,952), respectivamente, y se incluyeron en el capital contable, en otras partidas de utilidad integral acumuladas.

Los estados financieros de subsidiarias y asociadas extranjeras que se incluyen en los estados financieros de la Compañía al 31 de diciembre de 2000, fueron convertidos a pesos mexicanos constantes aplicando al balance general de dicha subsidiaria o asociadas en la moneda local la inflación del país de origen, convirtiéndolo posteriormente a pesos mexicanos al tipo de cambio de la fecha del último período reportado.

d) Reconocimiento de los efectos de la inflación

La Compañía incorpora los efectos de la inflación en la información financiera con base en las disposiciones del Boletín B-10 "Reconocimiento de los efectos de la inflación en la información financiera", emitido por el IMCP; consecuentemente, las cifras de los estados financieros y sus notas se expresan en miles de pesos de poder adquisitivo al 31 de diciembre de 2001. Conforme a esto, los estados financieros han sido actualizados como sigue:

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

2. Políticas y prácticas contables (continúa)

d) Reconocimiento de los efectos de la inflación (concluye)

Los estados financieros al 31 de diciembre de 2000, fueron actualizados a pesos de poder adquisitivo al 31 de diciembre de 2001, de conformidad con el Boletín B-15, aplicándoles el factor de actualización común a las cifras consolidadas a esa fecha del 3.10%. Dicho factor fue determinado sobre el promedio ponderado con relación a las ventas, para cada una de las monedas incluidas en los estados financieros.

La planta telefónica, propiedades y equipo, así como las construcciones en proceso fueron actualizadas como se describe en la Nota 6.

Los inventarios son presentados a su valor estimado de reposición, el cual no excede a su valor de mercado. El costo de ventas representa el valor de reposición estimado al momento en que los inventarios fueron vendidos, actualizado a pesos constantes de fin de año.

Las cuentas de capital social, utilidades acumuladas y otros activos no monetarios fueron actualizadas mediante factores de ajuste derivados del Indice Nacional de Precios al Consumidor (INPC) publicado por el Banco de México.

En otras partidas de utilidad integral acumuladas, se incluye la insuficiencia en la actualización del capital, la cual se integra por el superávit acumulado por posición monetaria a la fecha de la primera aplicación del Boletín B-10, proveniente de la compañía escindida (Telecom), y por el Resultado por Tenencia de Activos No Monetarios (RETANM) que representa la diferencia neta entre el método de indización específica (Véase Nota 6) y el de cambios en el nivel general de precios.

La pérdida monetaria neta representa el impacto de la inflación en los activos y pasivos monetarios. Los importes relativos se incluyeron en el estado de resultados como parte del (costo) producto integral de financiamiento.

El Boletín B-12 establece la presentación del estado de cambios en la situación financiera con base en los estados financieros expresados en pesos constantes de acuerdo con el Boletín B-10. El Boletín B-12 determina los orígenes y las aplicaciones de recursos mediante la diferencia entre los saldos iniciales y finales de los estados financieros en pesos constantes. De acuerdo con este boletín, las ganancias y pérdidas monetarias y resultado cambiario no cobrado o pagados, no se incluyen en la determinación de los recursos obtenidos de las operaciones.

e) Efectivo e inversiones temporales

El efectivo y las inversiones temporales, están representadas principalmente por depósitos bancarios e inversiones de alta liquidez con vencimientos de tres meses o menos, y están registradas al costo más los intereses devengados, los cuales no exceden su valor de mercado.

2. Políticas y prácticas contables (continúa)

f) Valores negociables

Este renglón representa inversiones en acciones de empresas, inversiones en bonos emitidos por gobiernos extranjeros y corporativos, y se presentan a su valor de mercado.

g) Estimación para cuentas incobrables

La Compañía tiene la política de crear una provisión para cuentas incobrables por aquellas cuentas por cobrar con saldos con una antigüedad mayor a 90 días.

h) Planta, propiedades y equipo

La depreciación se calcula utilizando el método de línea recta con base en la vida útil estimada de los activos actualizados, a partir del mes siguiente en que se encuentran disponibles para su uso. Las tasas de depreciación promedio anual son las siguientes:

Planta telefónica	10% al 33%
Equipo de sistemas para monitoreo de calidad y desempeño incluidos en la planta telefónica	33%
Edificios	3%
Otros activos	10% al 25%

Para el caso de Telcel, el costo de los equipos telefónicos y los gastos de instalación incurridos en los servicios de telefonía rural e interior prepagada son amortizados en un período de 3 años, con base en la vida útil estimada de los equipos.

i) Mejoras a inmuebles arrendados

Estas inversiones son reexpresadas utilizando el INPC e incluyen los costos incurridos en la remodelación de edificios donde están ubicadas las oficinas de la Compañía. La amortización es calculada sobre el plazo del contrato de arrendamiento, el cual es generalmente de 3 años.

j) Licencias

Las licencias para operar redes de telecomunicaciones inalámbricas en México se actualizan utilizando el INPC. La amortización se calcula por el método de línea recta sobre el monto actualizado de la licencia. Las licencias para operar servicios inalámbricos móviles (PCS) en Guatemala y Ecuador son amortizadas a la tasa anual del 6%.

2. Políticas y prácticas contables (continúa)

k) Inversiones en compañías asociadas

Las inversiones en acciones de compañías asociadas, en las cuales la Compañía mantiene una participación en el capital de la emisora del 10% o superior, se valúan a través del método de participación. En términos generales, este método consiste en reconocer contablemente la participación que se tiene en los resultados y en el RETANM de las asociadas, conforme estos se van generando (Véase Nota 8).

l) Crédito mercantil

Hasta el 31 de diciembre de 1999, la Compañía amortizaba el crédito mercantil derivado de la adquisición de subsidiarias y asociadas en un período de 5 años. Durante el 2000, se decidió cambiar el período de amortización a un plazo de 10 años, el cual es consistente con la práctica de la industria.

m) Fluctuaciones cambiarias

Las operaciones en monedas extranjeras se registran al tipo de cambio en vigor a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance. Las diferencias cambiarias se aplican a resultados.

n) Obligaciones laborales

Los costos de primas de antigüedad se reconocen periódicamente durante los años de servicio del personal, con base en cálculos actuariales efectuados por actuarios independientes, mediante el método de crédito unitario proyectado, utilizando hipótesis financieras netas de inflación de conformidad con el Boletín D-3 emitido por el IMCP (Véase Nota 9). Las indemnizaciones al personal se cargan a los resultados del ejercicio en que se conocen.

o) Impuesto sobre la renta y participación de los trabajadores en las utilidades

A partir del 1° de enero de 2000 entró en vigor el Boletín D-4, "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad", emitido por el IMCP, mediante el cual se modificaron las reglas de valuación y presentación del impuesto sobre la renta diferido (impuestos diferidos). En términos generales, el nuevo boletín requiere el reconocimiento de impuestos diferidos básicamente por todas las diferencias temporales entre los saldos contables y fiscales del balance general, aplicando la tasa fiscal vigente a la fecha de los estados financieros. Con base en lo anterior, la provisión para impuesto sobre la renta, incluye tanto el impuesto del ejercicio como el diferido. Ver Nota 16 para información adicional.

El Boletín D-4 no cambió la contabilización de la participación de los trabajadores en las utilidades.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

2. Políticas y prácticas contables (continúa)

p) Utilidad integral

A partir del 1° de enero de 2001 entró en vigor el Boletín B-4, "Utilidad integral", emitido por el IMCP. La utilidad integral en América Telecom es el resultado neto del período presentado en el estado de resultados, más los efectos en el período del RETANM, el resultado por conversión de subsidiarias en el extranjero y el efecto de impuestos diferidos, aplicados directamente al capital contable.

q) Utilidad por acción

La Compañía determinó la utilidad por acción dividiendo la utilidad neta del año entre el promedio ponderado de las acciones en circulación, de conformidad a lo establecido en el Boletín B-14 "*Utilidad por acción*" emitido por el IMCP. Para la determinación del promedio ponderado de las acciones en circulación de 2001, las acciones adquiridas por la Compañía han sido excluidas del cálculo (Véase Nota 15).

r) Uso de estimaciones

La preparación de estados financieros de acuerdo con principios de contabilidad generalmente aceptados, requiere del uso de estimaciones en la valuación de algunos de sus renglones. Los resultados que finalmente se obtengan pueden diferir de las estimaciones realizadas.

s) Concentración de riesgo

La Compañía invierte una parte del excedente de efectivo en depósitos en instituciones financieras con buenas calificaciones crediticias, y tiene establecidos lineamientos relativos a su diversificación y vencimientos que buscan seguridad y liquidez. La Compañía no ha tenido pérdidas importantes en sus inversiones en valores negociables. América Telecom considera que no tiene concentraciones importantes de riesgos crediticios en sus cuentas por cobrar, ya que su base de clientes es amplia y geográficamente diversa.

La Compañía opera internacionalmente y por consecuencia está expuesta a riesgos de mercado por fluctuaciones cambiarias.

Al 31 de diciembre de 2001 y 2000, el 67% y 60% aproximadamente de los gastos de interconexión incurridos por la Compañía en sus redes de telefonía celular representaban servicios prestados por un solo proveedor; el 75% aproximadamente del costo total de los equipos telefónicos de la Compañía, por los períodos antes mencionados, representa compras realizadas a tres proveedores y aproximadamente el 90% de las compras de planta telefónica de la Compañía fueron celebradas con dos proveedores.

Si alguno de estos proveedores dejara de proporcionar el equipo y los servicios necesarios a la Compañía, o no se proporcionaran con oportunidad y a costos pactados, el negocio de la Compañía y sus resultados de operación podrían verse adversamente afectados.

AMÉRICA TELECOM, S.A. DE C.V. Y SUBSIDIARIAS

Notas a los estados financieros consolidados

Al 31 de diciembre de 2001 y 2000
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

2. Políticas y prácticas contables (concluye)

t) Instrumentos financieros

A partir del 1° de enero de 2001, entró en vigor el nuevo Boletín C-2 "Instrumentos financieros ", emitido por el IMCP, que establece las reglas generales que deben seguir los emisores e inversionistas de instrumentos financieros para la valuación, presentación y revelación de estos instrumentos en su información financiera; este boletín requiere que se registren como activos y pasivos los efectos de los instrumentos financieros que se tengan contratados, afectando los resultados del ejercicio por el efecto de los mismos, excepto por los instrumentos financieros que han sido designados y que funcionan efectivamente como cobertura de activos y pasivos. La Compañía celebra contratos a corto plazo de cobertura cambiarias para determinadas transacciones denominadas en dólares norteamericanos. Las utilidades o pérdidas cambiarias de estos contratos se aplican a resultados conforme se incurren, presentándose netas de las utilidades o pérdidas de los pasivos que están cubriendo. Durante 2001, no existieron efectos importantes por la aplicación de este nuevo Boletín. Tampoco hubo operaciones importantes equivalentes en 2000.

u) Reclasificaciones

Algunas de las cifras de los estados financieros de 2000, han sido reclasificadas para conformar su presentación con la utilizada en el ejercicio de 2001.

3. Valores negociables

A continuación se presenta un resumen al 31 de diciembre de 2001 y 2000, de los valores que mantiene la Compañía con el propósito de negociarlos:

	2001		2000	
	Costo	**Valor justo**	Costo	Valor justo
Bonos emitidos por gobiernos extranjeros	**$ 746,466**	**$ 762,983**	$ 1,448,152	$ 1,526,027
Bonos Corporativos	**2,828,629**	**3,031,953**		-
Pagares	**6,239,122**	**6,393,461**		-
Inversiones en acciones	**421,218**	**421,218**	145,110	142,791
	$ 10,235,435	**$ 10,609,615**	$ 1,593,262	$ 1,668,818

La Compañía incluyó en el costo integral de financiamiento de 2001, utilidades provenientes del incremento de valor en estos instrumentos no realizados por $ 374,180 ($ 75,556 en 2000).

AMÉRICA TELECOM, S.A. DE C.V. Y SUBSIDIARIAS

Notas a los estados financieros consolidados

Al 31 de diciembre de 2001 y 2000
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

4. Cuentas por cobrar

Las cuentas por cobrar se integran como sigue:

	2001	2000
Suscriptores	$ 2,536,466	$ 1,779,662
Distribuidores	1,529,583	475,048
Williams International, Ltd	-	697,783
Impuestos acreditables	121,895	1,417,347
Otros	353,737	528,330
	4,541,681	4,898,170
Menos: Estimación para cuentas incobrables	(142,671)	(340,294)
Total	$ 4,399,010	$ 4,557,876

5. Inventarios

Los inventarios se integran como sigue:

	2001	2000
Teléfonos celulares y accesorios	$ 3,434,960	$ 3,712,696
Menos:		
Reserva para obsolescencia	(26,739)	(12,329)
Total	$ 3,408,221	$ 3,700,367

6. Planta, propiedades y equipo

a) El rubro de planta, propiedades y equipo se integra como sigue:

	2001	2000
Planta telefónica y equipo	$ 32,966,811	$ 26,301,005
Terrenos y edificios	4,540,649	950,351
Otros activos	6,694,803	2,579,202
	44,202,263	29,830,558
Menos: Depreciación acumulada	(13,365,067)	(7,194,193)
Neto	30,837,196	22,636,365
Construcciones en proceso y anticipos a proveedores de equipo y contratistas	7,124,127	7,778,289
Inventarios destinados principalmente para la construcción de la planta telefónica	2,016,503	3,760,460
Total	$ 39,977,826	$ 34,175,114

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

6. Planta, propiedades y equipo (continúa)

La planta, propiedades y equipo, incluyen los siguientes activos bajo arrendamiento capitalizable:

	2001	2000
Activos bajo arrendamiento capitalizable	$ 43,835	$ 43,835
Menos: depreciación acumulada	(37,669)	(13,727)
	$ 6,166	$ 30,108

b) La depreciación de los ejercicios terminados el 31 de diciembre de 2001 y 2000, ascendió a $ 3,568,137 y $ 2,247,536, respectivamente.

c) Hasta el 31 de diciembre de 1996, los valores de la planta telefónica se actualizaron con base en la fecha y costo de adquisición de las inversiones, aplicando factores resultantes de índices específicos determinados por la Compañía, revisados por un perito valuador independiente registrado en la Comisión Nacional Bancaria y de Valores (CNBV).

A partir del 1° de enero de 1997, el Boletín B-10 eliminó el uso de avalúos para la valuación de planta telefónica, propiedades y equipo en los estados financieros. Al 31 de diciembre de 2001 y 2000 este renglón se determinó como sigue:

- El valor de avalúo al 31 de diciembre de 1996 de la planta telefónica proveniente del extranjero, así como el costo de las adquisiciones de estos activos posteriores a esta fecha, fueron actualizados con base en la inflación del país de origen del activo y el tipo de cambio vigente a la fecha de los estados financieros (factores de indización específicos).

- El valor de avalúo de los terrenos, edificios y otros activos de procedencia nacional al 31 de diciembre de 1996, así como los costos de las adiciones posteriores a esa fecha, fueron actualizados por medio del INPC.

Al 31 de diciembre de 2001 el 88% aproximadamente del valor del renglón de la planta, propiedades y equipo (90% en 2000), ha sido actualizado por medio de factores de indización específicos.

d) A continuación se presentan los renglones de planta, propiedades y equipo al 31 de diciembre de 2001 y 2000, actualizados por el INPC al 31 de diciembre de 2001 (tomando como punto de partida los valores de avalúo al 31 de diciembre de 1996), para dar cumplimiento a la disposición de la CNBV que requiere esta revelación cuando los activos fijos se actualicen por medio de factores de indización específicos.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

6. Planta, propiedades y equipo (concluye)

	2001	2000
Planta telefónica y equipo	$ 35,490,271	$ 26,683,849
Terrenos y edificios	**4,908,137**	951,462
Otros activos	**6,975,764**	2,579,202
	47,374,172	30,214,513
Menos: Depreciación acumulada	**(13,639,717)**	(7,495,513)
Neto	**33,734,455**	22,719,000
Construcciones en proceso y anticipos a proveedores de equipo y contratistas	**7,124,127**	7,785,525
Inventarios, destinados principalmente para la construcción de la planta telefónica	**2,016,503**	3,760,460
Total	**$ 42,875,085**	$ 34,264,985

7. Licencias

Al 31 de diciembre de 2001 y 2000, el costo de las licencias y su amortización se integran como sigue:

	2001	2000
Inversión	**$ 3,565,586**	$ 3,301,054
Amortización acumulada	**(1,091,234)**	(812,682)
Total	**$ 2,474,352**	$ 2,488,372

El gasto por concepto de amortización en los años terminados el 31 de diciembre de 2001 y 2000, ascendió a $ 278,552 y $ 241,633, respectivamente.

8. Inversiones permanentes y otras

Un análisis al 31 de diciembre de 2001 y 2000, es como sigue:

	2001	2000
Inversiones en:		
Asociadas	$ 22,879,542	**$ 12,320,410**
Otras inversiones	553,320	**922,387**
	$ 23,432,862	**$ 13,242,797**

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

8. Inversiones permanentes y otras (continúa)

Inversiones en asociadas

Un análisis de las inversiones en compañías asociadas al 31 de diciembre de 2001 y 2000, y una breve descripción de las más importantes es como sigue:

	2001	2000
Telecom Américas Ltd.	$ **12,964,146**	$ 4,928,961
CompUSA, Inc.	**3,914,892**	4,066,625
SBC International Puerto Rico, Inc.	**2,072,828**	2,471,848
ATL Algar Telecom Leste, S.A. (1)	**2,836,215**	-
Empresas Cablevisión, S.A. de C.V.	**665,103**	757,100
Organización Recuperadora de Cartera, S.A. de C.V.	**426,358**	-
Iberbanda, S.A.	-	95,876
Total	$ 22,879,542	$ 12,320,410

(1) Neta del pasivo suscrito por U.S.$90 millones.

Telecom Américas

a) En noviembre de 2000, la Compañía celebró un convenio con Bell Canada International Inc. (BCI) y SBC International, Inc. (SBCI) para formar Telecom Américas Ltd., una sociedad que servirá a las tres partes como el principal vehículo para su expansión en Latinoamérica. Bajo éste convenio, cada una de las partes se obligó a realizar las siguientes aportaciones:

América Móvil aportó aproximadamente U.S.$164.9 millones en efectivo y U.S.$1,007.5 millones en pagarés. Adicionalmente aportó (i) su participación accionaria en ATL-Algar Telecom Leste S.A., ("ATL") (operador celular de banda B en Brasil), y (ii) en Agosto de 2001 su participación accionaria en Techtel-LMDS Comunicaciones Interactivas S.A. y Telstar, S.A., ambos operadores celulares en Argentina. El crédito mercantil generado por $ 232,367 se amortiza en un período de diez años. Al 31 de diciembre de 2001 y 2000, el saldo pendiente de amortizar ascendió a $ 193,177 y $ 232,367, respectivamente.

BCI aportó aproximadamente U.S.$964 millones en pagarés y su participación accionaria en: (i) los operadores celulares brasileños Americel, S.A. y Telet S.A.; (ii) Canbrás Communications Corp, S.A., empresa brasileña proveedora de televisión por cable y servicios de acceso a Internet; (iii) los operadores celulares colombianos Comunicación Celular S.A. (Comcel) y Occidente y Caribe Celular S.A.; (Occel) y (iv) Génesis Telecom, C.A., un operador celular de banda ancha en Venezuela.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

8. Inversiones permanentes y otras (continúa)

Inversiones en asociadas (continúa)

SBCI aportó su participación accionaria en ATL.

Como resultado de dichas aportaciones América Móvil y SBCI tenían una participación cada una del 44.27% en el capital social de Telecom Américas y SBCI una participación del 11.46%. Telecom Américas está sujeta a disposiciones que regulan los derechos de cada accionista con respecto a su administración. En términos generales, estas disposiciones requieren un consenso entre los tres accionistas para poder tomar decisiones importantes relativas a Telecom Américas.

b) Como se mencionó anteriormente, como parte de la organización de Telecom Américas, BCI y América Móvil suscribieron pagarés por U.S.$964 millones y U.S.$1,007.5 millones de los cuales una parte podían ser cancelados al 30 de junio de 2001. Con fecha 13 de julio de 2001, BCI canceló un total de U.S.$275 millones y América Móvil canceló U.S.$141 millones.

Asimismo, durante el primer semestre de 2001, América Móvil, BCI y SBCI, aportaron U.S.$107 millones, U.S.$97 millones y U.S.$30 millones, respectivamente, para cubrir obligaciones de sus asociadas a través de Telecom Américas.

Como resultado de dichas cancelaciones y aportaciones, la participación de BCI en el capital social de Telecom Américas disminuyó al 41.7% (de 44.27%), la participación de América Móvil aumentó al 45.5% (de 44.27%) y la participación de SBCI aumentó al 12.8% (de 11.46%).

c) El 4 de febrero de 2002, BCI, SBCI y América Móvil firmaron acuerdos a través de los que Telecom América es reestructurada para mantener exclusivamente inversiones en compañías celulares en Brasil. De conformidad con dichos acuerdos, Telecom Américas transfiere sus participaciones de 77.1% en Comcel y de 60% en Techtel a América Móvil; su participación de 76% en Canbras a BCI; y su participación de 59% en Génesis a América Móvil y BCI a partes iguales. América Móvil transfiere a Telecom Américas una participación adicional del 41% en la brasileña ATL y U.S.$80 millones en efectivo. Las participaciones en el capital contable de Telecom Américas de BCI, SBCI y América Móvil no se modifican como consecuencia de la reestructura.

d) El 12 de febrero de 2002, Telecom Américas celebró un acuerdo con un inversionista financiero para que este realice una aportación de capital por U.S.$300 millones; la cual está sujeta a las condiciones usuales de cierre y se espera concluya durante el mes de abril de 2002. Considerando la inyección de capital propuesta, la participación de América Telecom en Telecom Américas disminuiría aproximadamente al 42.4%.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

8. Inversiones permanentes y otras (continúa)

Inversiones en asociadas (continúa)

e) En enero de 2002, América Móvil adquirió participaciones minoritarias equivalentes al 14% del capital de Comcel por aproximadamente U.S.$55 millones. La mayoría de las adquisiciones correspondieron a la participación que mantenía Empresa de Telecomunicaciones de Bogotá, S.A. Derivado de las operaciones de reestructura en Telecom Americas descritas en el párrafo anterior y a la compra de aproximadamente 14% de interés minoritario, la participación de América Móvil en Comcel será del 93%. La ejecución de los acuerdos anteriormente mencionados dará como resultado la consolidación de Comcel en los resultados de América Móvil a partir de febrero de 2002.

ATL – Algar Telecom Leste

América Móvil tiene una participación indirecta en ATL del 59% a través de Telecom Américas. La participación de América Móvil fué adquirida en enero de 2000, por U.S.$248.2 millones aproximadamente. En mayo de 2001, América Móvil firmó un contrato con Williams Communications Group, Inc. para adquirir directamente de este último el 41% restante del interés económico de ATL por un total de U.S.$400 millones pagaderos en dos exhibiciones, una por U.S.$300 millones a la fecha de compra y otra por U.S.$100 en mayo de 2002.

Techtel – LMDS Comunicaciones Interactivas

En julio de 2000, América Móvil adquirió el 60% del capital de Telcel Wireless Argentina, LLC (Telcel Argentina), una asociación con Techint, un grupo industrial en Argentina, por U.S.$148.5 millones, aproximadamente. Telcel Argentina controla Techtel, una compañía que proporciona servicios de transferencia de información y video, así como de telecomunicaciones con valor agregado. La participación de América Móvil en el capital de social de Techtel fue aportada a Telecom Américas en agosto de 2001. Como resultado de dicha aportación, se reconoció una utilidad de $ 385,101.

CompUSA

En marzo de 2000 la Compañía adquirió el 49% del capital social de CompUSA empresa detallista de equipo de cómputo ubicada en Dallas, Texas por U.S.$458.9 millones aproximadamente. El crédito mercantil generado por $ 228,075 se amortiza en un período de diez años. Al 31 de diciembre de 2001 y 2000 el saldo pendiente de amortizar ascendió a $ 176,394 y $ 211,604, respectivamente.

SBC International Puerto Rico

En octubre de 1999, la Compañía adquirió el 50% del capital social de SBC International Puerto Rico, Inc. (SBCI Puerto Rico), empresa controladora de Cellular Communications of Puerto Rico Inc., operador de telefonía celular en Puerto Rico y las Islas Vírgenes Americanas por un total de U.S.$244.7 millones aproximadamente. El 50% restante del capital social de SBCI Puerto Rico es propiedad de SBC Wireless Puerto Rico, LLC.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

8. Inversiones permanentes y otras (continúa)

Inversiones en asociadas (continúa)

En enero de 2002, América Móvil vendió a SBCI su participación del 50% sobre el capital de SBCI Puerto Rico por U.S.$106 millones en efectivo y un pagaré por U.S.$173 millones con vencimiento a 3 años que devenga interés a LIBOR más un margen aplicable que será determinado con base en la razón de deuda/EBITDA o la opción de adquirir de SBCI el 12.8% de su participación en Telecom Américas. (Si en el período de tres años pactado sobre los pagarés, América Móvil llega a poseer un porcentaje de participación en Telecom Américas del 50%, la opción se puede ejercer de inmediato).

Empresas Cablevisión

En 1995, la Compañía adquirió el 49% del capital social de Empresas Cablevisión, S.A. de C.V. y subsidiarias (Cablevisión). Cablevisión proporciona servicios de televisión por cable en el área metropolitana de la Ciudad de México. El 51% restante del capital social de Cablevisión es propiedad de Grupo Televisa, S.A. de C.V.

Organización Recuperado de Cartera

A finales de junio de 2001, América Móvil, conjuntamente con Telmex y Grupo Carso, constituyeron Organización Recuperadora de Cartera (ORCA) la cual a través de una subsidiaria de agrupa cuatro centros de llamada en los Estados Unidos. América Móvil posee el 45% de interés en el capital social de ORCA, por el cual aportó aproximadamente U.S.$46.8 millones.

ARBROS Communications

En febrero de 2001, Linsang Partners, LLC (Linsang) compañía tenedora de ARBROS Communications, Inc (ARBROS) y América Móvil conjuntamente con algunas de sus subsidiarias celebraron un acuerdo para el intercambio de acciones, en donde ARBROS adquirió el 100% de capital social de Comm South a cambio de un 24.9% de participación en el capital de ARBROS y warrants para adquirir acciones adicionales del capital de ARBROS, lo cual incrementaría la participación de América Móvil al 45%. Dicha transacción por aproximadamente $ 1,433,130, se llevó a cabo en dos etapas concluyendo en julio de 2001.

ARBROS es un proveedor de servicios de voz, datos y de otros servicios de telecomunicación para empresas pequeñas y medianas así como para clientes al mayoreo_en el noreste de Estados Unidos.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

8. Inversiones permanentes y otras (continúa)

Inversiones en asociadas (continúa)

Comm South Companies

Comm South se dedica a la reventa de servicio telefónico local prepagado en 42 estados de los Estados Unidos. Por el intercambio de acciones antes mencionado, a principios del año 2001 ARBROS adquirió el 100% del capital social de Comm South; como resultado de dicho intercambio de acciones, el saldo del crédito mercantil por $ 655,611 fue cancelado.

Telvista Holdings

A finales de junio de 2001, América Móvil, conjuntamente con Telmex y Grupo Carso, concluyeron la constitución de Technology and Internet Holding Co., (Telvista) la cual agrupa cuatro centros de llamada en los Estados Unidos. América Móvil posee el 45% de interés en el capital social de Telvista, por el cual aportó aproximadamente U.S.$46.8 millones.

Network Access Solutions

En junio de 1999, la Compañía adquirió el 0.08% del capital social de Network Access Solutions Corporation ("Network Access"), empresa proveedora de servicios de acceso a la red de banda ancha. En marzo de 2000, la Compañía hizo aportaciones adicionales de capital en Network Access, dando como resultado un incremento de su participación al 5.9%. El total de las inversiones realizadas en Network Access al 31 de diciembre de 2000 ascendió a U.S.$79 millones. Durante 2001, no se realizaron aportaciones.

El 10 de agosto de 2001 América Móvil, Sercotel y Linsang, celebraron un acuerdo de intercambio de acciones, a través del cual, Linsang adquirió de Sercotel 412,500 acciones preferentes de Network Acces a cambio de opciones para adquirir el 10.08% del capital social de Armilliare Technologies, Inc. (Armilliare). La inversión en Network Access al 31 de diciembre de 2000 está incluida dentro del renglón de otras inversiones.

Otras adquisiciones menores hechas por la Compañía durante 2001 y 2000, ascendieron a $ 82,886 y $ 515,122 respectivamente.

Al 31 de diciembre de 2001, la Compañía reconoció con cargo a sus resultados, el deterioro en el valor de inversiones en empresas asociadas no estratégicas (ARBROS Communications, Inc, Iberbanda, Network Access y Armillaire) por importe de $1,940,557.

La participación en la pérdida neta de Telecom Américas incluye un deterioro en el valor de sus subsidiarias por $ 1,168,29?, el cual se presenta en el renglón de participación en las pérdidas netas de asociadas en el estado de resultados.

8. Inversiones permanentes y otras (continúa)

Inversiones en subsidiarias

A continuación se presenta un análisis de las inversiones más importantes efectuadas en compañías subsidiarias durante 2001 y 2000:

América Móvil (número de acciones en miles)

A continuación se presenta, el número de acciones de América Móvil y el porcentaje de tenencia accionaría en relación al total de las acciones de cada una de las series que América Telecom tiene al 31 de diciembre de 2001 y 2000.

	Número de acciones		% de Tenencia de	
Serie	2001	**2000**	2001	**2000**
AA	2,500,000	**1,944,234**	65.67	**59.53**
A	48,139	**45,998**	15.25	**13.56**
L	1,624,688	**2,152,656**	17.84	**20.69**

TracFone Wireless

En febrero de 1999, la Compañía adquirió el 55.5% del capital social de TracFone empresa que se dedica a la reventa del servicio de telefonía celular prepagada en los Estados Unidos de América. En el período comprendido entre junio de 1999 a diciembre de 2001, la Compañía realizó aportaciones adicionales de capital en TracFone y como resultado, al 31 de diciembre de 2001 América Móvil posee el 97.8% del capital social en circulación.

El crédito mercantil generado por $ 1,316,871 por dichas adquisiciones se amortiza en un período de diez años. Al 31 de diciembre de 2001 y 2000 el saldo pendiente de amortizar ascendió a $ 1,009,245 y $ 1,111,535, respectivamente.

Al 31 de diciembre de 2001, el monto total de inversiones realizadas en Tracfone ascendió a U.S.$452.6 millones aproximadamente.

Conecel

En marzo de 2000 América Móvil adquirió el 60% del capital social de Conecel, proveedor de servicios de telecomunicación celular en Ecuador e inversionistas locales poseen el resto. La participación en Conecel fue adquirida en marzo de 2000 por U.S.$217 millones aproximadamente. Durante el 2001, la Compañía incrementó su participación al 61.3%. El crédito mercantil de $ 2,601,88[illegible] generado por esta adquisición se amortiza en un período de diez años. El saldo pendiente de amortizar al 31 de diciembre de 2001 y 2000 ascendió a $ 1,985,970 y $ 2,406,645, respectivamente.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

8. Inversiones permanentes y otras (continúa)

Inversiones en subsidiarias (concluye)

Telgua

En marzo de 2000 se adquirió el 85.6% del capital de América Central Tel, S.A. (ACT, antes Luca, S.A.), propietaria del 95% del capital de Telgua, operadora de telecomunicaciones inalámbricas y de línea fija en Guatemala, por U.S.$171.5 millones, aproximadamente. De acuerdo con los convenios para la adquisición de las acciones de Telgua, ACT pagó en octubre de 2001, U.S.$350 millones, aproximadamente, al fideicomisario del gobierno Guatemalteco además de U.S.$101.7 millones por los intereses de dicha deuda correspondientes a 36 meses de financiamiento (Véase Nota 11). El crédito mercantil generado por estas adquisiciones por $ 636,975 se amortiza en un período de diez años. El saldo pendiente de amortizar al 31 de diciembre de 2001 y 2000, ascendió a $ 486,270 y $ 590,124, respectivamente.

Global Central América, S.A. de C.V. (GCA)

En mayo de 1999 la Compañía, a través de Sercotel constituyó GCA, con una inversión inicial de U.S.$65.8 millones, aproximadamente. En diciembre de 1999 y marzo de 2000, la Compañía hizo aportaciones adicionales de capital a GCA por un monto total de U.S.$12.4 millones y U.S.$15.7 millones, respectivamente.

A través de GCA, la Compañía adquirió el 99.9% del capital social de siete compañías en Guatemala. Durante el 2001, Sercotel transfirió su tenencia accionaría en GCA y en estas compañías a ACT. El crédito mercantil de $ 169,031 generado por estas adquisiciones se amortiza en un período de diez años. El saldo pendiente de amortizar al 31 de diciembre de 2001 y 2000, ascendió a $ 126,950 y $ 142,268, respectivamente.

Crédito Mercantil

Un análisis del crédito mercantil al 31 de diciembre de 2001 y 2000, se presenta a continuación:

	2001	2000
Crédito mercantil:		
Subsidiarias	$ **4,895,120**	$ 7,694,024
Asociadas	**460,442**	460,442
	5,355,562	8,154,466
Amortización acumulada	**(1,098,311)**	(836,967)
Total	$ **4,257,251**	$ 7,317,499

El gasto por concepto de amortización en los años terminados el 31 de diciembre de 2001 y 2000, ascendió a $ 630,485 y $ 599,730, respectivamente.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

9. Obligaciones laborales

En 1994, Telcel estableció un fondo en fideicomiso irrevocable para cubrir los pagos de sus obligaciones por concepto de primas de antigüedad, adoptando la política de efectuar contribuciones anuales al fondo. Durante 2001 y 2000 no se realizaron aportaciones.

Los activos de transición, servicios anteriores y las variaciones en supuestos están siendo amortizados en un periodo de 13 años, que es la vida laboral promedio remanente estimada de los trabajadores de la Compañía.

En 2001 y 2000 el gasto por primas de antigüedad ascendió a $ 1,318 y $ 930, respectivamente.

A continuación se muestra un análisis del costo neto del período por los años de 2001 y 2000:

	2001	2000
Costo laboral	$ **1,254**	$ 860
Costo financiero sobre la obligación por beneficios proyectados	**203**	148
Rendimiento de los activos del plan	**(194)**	(165)
Amortización de servicios anteriores	**(26)**	(16)
Costo neto del periodo	$ **1,237**	$ 827

Un análisis de la reserva por primas de antigüedad al 31 de diciembre de 2001 y 2000, se presenta a continuación:

	2001	2000
Pasivo por pensiones y primas de antigüedad:		
Obligaciones por beneficios proyectados (OBP)	$ **4,609**	$ 3,131
Fondo constituido	**(2,479)**	(2,302)
Activo de transición	**58**	64
Utilidad actuarial	**832**	804
Pasivo neto proyectado	**3,020**	1,697
Pasivo adicional	**0**	0
Pasivo neto actual	**$ 3,020**	$ 1,697
Obligaciones por beneficios actuales (OBA)	**$ 4,609**	$ 3,131

El pasivo neto actual se incluyó en el balance general dentro del rubro cuentas por pagar y pasivos acumulados.

Las tasas utilizadas en los estudios actuariales al 31 de diciembre de 2001 y 2000, fueron los siguientes.

	2001	2000
Descuento de obligaciones laborales	**6.8%**	7.8%
Incremento salarial	**1.9%**	1.9%
Rendimiento anual del fondo	**6.8%**	6.8%

AMÉRICA TELECOM, S.A. DE C.V. Y SUBSIDIARIAS

Notas a los estados financieros consolidados

Al 31 de diciembre de 2001 y 2000
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

10. Cuentas por pagar y pasivos acumulados

Las cuentas por pagar y pasivos acumulados se integran como sigue:

	2001	2000
Proveedores	$ **8,237,249**	$ 9,043,301
Depósitos en garantía	**397,324**	343,810
Acreedores diversos	**688,564**	491,835
Intereses por pagar	**212,276**	690,891
Otros	**14,612**	282,573
Total	$ **9,550,025**	$ 10,852,410

11. Deuda

La deuda a corto y largo plazo se integra como sigue:

	Tasa de interés promedio en		Venci-mientos	Saldos al 31 de diciembre de	
	2001	2000	De 2002 a	**2001**	2000
Deuda denominada en moneda extranjera:					
Líneas de crédito para adquisición de planta y equipo	LIBOR+0.2		2008	$ **4,722,099**	
Préstamo sindicado	LIBOR+1		2005	**4,571,150**	
Gobierno de Guatemala (1)		LIBOR+3			$ 3,466,004
Otros créditos directos	Desde LIBOR+0.6 a LIBOR+1.5	8.25	2007	**5,182,522**	3,404,482
Líneas de crédito para la adquisición de teléfonos celulares	2.89		2002	**1,828,460**	
Créditos de proveedores	8.76	8.03	2004	**608,052**	2,014,379
Arrendamiento financiero	8.75	20.48	2004	**215,347**	67,147
Total				**17,127,630**	8,952,012
Deuda denominada en pesos mexicanos:					
Certificado bursátil	11.14		2006	**5,000,000**	
Papel comercial		18.5			2,057,787
Pagare bursátil	8.90	18.03		**3,100,000**	3,370,133
Líneas de crédito con Bancos	7.93		2002	**1,005,000**	
Total				**9,105,000**	5,427,920
Deuda total				**26,232,630**	14,379,932
Menos: deuda a corto plazo y porción				**6,824,623**	12,091,437

circulante de deuda a largo plazo	
Deuda a largo plazo	**$ 19,408,007** $ 2,288,495

(1) Liquidado en octubre de 2001 (Véase Nota 8)

22

11. Deuda (continúa)

Las tasas de interés arriba mostradas, están sujetas a variaciones de tasas internacionales y locales y no incluyen el efecto del reembolso de impuestos retenidos conforme a los acuerdos que se tienen con ciertos acreedores. El costo promedio ponderado de la deuda al 31 de diciembre de 2001 (incluye intereses, comisiones y el reembolso a los acreedores por impuestos retenidos) fue 5.23%, aproximadamente (8.61% al 31 de diciembre de 2000).

Un análisis de la deuda denominada en moneda extranjera al 31 de diciembre de 2001 se presenta a continuación:

	Moneda extranjera (en miles)	Tipo de cambio al 31 de diciembre de 2001 (por unidad de moneda extranjera)	**Pesos de poder adquisitivo al 31 de diciembre de 2001**
Dólar norteamericano	1,873,449	$ 9.1423	$ **17,127,630**

Los vencimientos de la deuda a largo plazo al 31 de diciembre, 2001 son como sigue:

Años	Importe
2003	$ 4,038,446
2004	4,230,693
2005	5,046,766
2006	4,639,855
2007 en adelante	1,452,247
Total	$ 19,408,007

Líneas de crédito para la adquisición de equipo de comunicación celular

Durante el último trimestre de 2001, la Compañía estableció líneas de crédito garantizadas por Telcel hasta por US $ 878 millones (Crédito "A" por U.S.$678 millones con la garantía del Swedish Export Credits Guarantee Board "EKN" y Crédito "B" por U.S.$200 millones), para la adquisición de equipo de comunicación celular y otros servicios.

Al 31 de diciembre de 2001, del crédito "A", la Compañía ha dispuesto de aproximadamente U.S.$528 millones, de los cuales U.S.$269 millones deberán ser cubiertos en 14 pagos iguales semestralmente a partir del 15 de septiembre de 2001 y el monto remanente deberá ser cubierto en 14 pagos iguales semestrales a partir de junio de 2002. El interés deberá pagarse sobre una base semestral de acuerdo a la tasa LIBOR más 0.20% anual.

AMÉRICA TELECOM, S.A. DE C.V. Y SUBSIDIARIAS

Notas a los estados financieros consolidados

Al 31 de diciembre de 2001 y 2000
(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

11. Deuda (continúa)

En enero de 2002, la Compañía dispuso de los U.S.$200 millones, disponibles bajo el crédito "B", con vencimiento en mayo de 2005. El interés deberá pagarse a la tasa LIBOR más un margen aplicable que será determinado con base en la razón de deuda EBITDA.

Préstamo sindicado

En julio de 2001, la Compañía celebró un contrato de préstamo sindicado garantizado por Telcel, con ciertos bancos extranjeros y Citibank, N.A. (Citibank) como agente administrativo, por U.S.$500 millones divididos en dos emisiones. La primera por U.S.$100 millones, con vencimiento a un año e interés a la tasa LIBOR más 0.625% anual.

La segunda por U.S.$400 millones con vencimiento en febrero de 2005 y un interés a la tasa LIBOR más un margen aplicable que será determinado con base en la razón de deuda EBITDA.

Líneas de crédito para la adquisición de teléfonos celulares

Durante el tercer trimestre de 2001, la Compañía obtuvo dos líneas de crédito para la adquisición de teléfonos celulares, por un monto de U.S.$100 millones cada una y garantizadas por Telcel.

Contrato de préstamo para la adquisición de equipo celular

Durante el primer semestre de 2001, Telcel firmó contratos de préstamo por aproximadamente U.S.$277.5 millones, para adquirir equipo y servicios de comunicación celular, garantizados por América Móvil. El monto del préstamo deberá cubrirse en catorce pagos semestrales consecutivos y devenga interés semestral a la tasa LIBOR más 0.20% para U.S.$171 millones y LIBOR más 1.65% para U.S.$106.5 millones

Certificados bursátiles

Con fecha 9 de agosto de 2001, la CNBV autorizó a la Compañía un programa de certificados bursátiles quirografarios con aval de Telcel por un monto de hasta $ 5,000 millones.

En agosto de 2001, la Compañía realizó la primera emisión por $ 1,500 millones con vencimiento en 5 años, los cuales pagarán intereses semestrales a una tasa anual del 11.33%.

En octubre de 2001, la Compañía realizó la segunda y tercera emisión por $ 3,500 millones ($ 1,750 millones por cada una), con vencimientos en abril de 2003 y en octubre de 2006, respectivamente; a una tasa de interés de "TIIE" a plazo de 4 semanas más 0.35% y CETES a plazo de 182 días más 1.20%, respectivamente.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

11. Deuda (concluye)

Línea de crédito en moneda nacional

Durante el segundo semestre de 2001, la Compañía ejerció una línea de crédito revolvente, garantizada por Telcel, por $ 500 millones a una tasa de interés variable.

En general los préstamos antes mencionados contienen ciertas restricciones que incluyen entre otros el mantenimiento de ciertas razones financieras, la contratación de deuda adicional y la venta de ciertos activos del grupo Al 31 de diciembre de 2001, la Compañía ha cumplido con dichas condiciones.

Pagarés bursátiles

Durante 2001, la Compañía emitió un pagaré a mediano plazo por $3,100,000 con una vigencia de tres años, amortizable a su vencimiento, el 4 de junio de 2004; los intereses son pagaderos mensualmente, siendo calculados a una tasa determinada con base en la tasa de interés interbancaria de equilibrio (TIIE) más un punto "TIIE + 1%".

Adicionalmente en 1999, la Compañía emitió un pagaré quirografario a mediano plazo por $3,370,133 con una vigencia de tres años, amortizable a su vencimiento, el 23 de mayo del 2001; los intereses se pagaron en 39 períodos de 28 días cada uno, siendo calculados a una tasa determinada con base en la tasa de interés interbancaria de equilibrio y Cetes. La tasa de interés promedio en 2000, ascendió al 18%.

Préstamos garantizados por acciones

Durante 2001 América Telecom recibió en préstamo U.S.$124,185,000 del JP Morgan Chase (Chase) como garantía de este crédito, América Telecom entregó en fideicomiso 9,700,000 ADR's que representan 194 millones de acciones de la serie "L" de América Móvil, mismas que serán devueltas a América Telecom en 2003, fecha en que el que deberá pagarse el importe recibido en préstamo. Por el financiamiento América Telecom pagará intereses trimestralmente a una tasa LIBOR más 1.36%.

En 2000, se recibió un préstamo del Chase a Telecom por U.S.$81,651,100; como garantía de este crédito, Telecom entregó en fideicomiso 8 millones de ADR's que representan 160 millones de acciones de la serie "L" de América Móvil, mismas que fueron devueltas a América Telecom en 2001. Por el financiamiento América Telecom pagó intereses trimestrales a una tasa del 4.14% anual.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

12. Posición y operaciones en moneda extranjera

a) Al 31 de diciembre de 2001 y 2000, América Telecom tenía los siguientes activos y pasivos denominados en moneda extranjera.

	Moneda extranjera	
	2001	2000
Activos		
Dólares norteamericanos	**4,646,235**	5,051,478
Quetzales	**8,484,625**	2,128,818
Pasivos		
Dólares norteamericanos	**(2,637,055)**	(1,085,687)
Quetzales	**(1,067,537)**	(1,857,575)

Los tipos de cambio utilizados para la conversión a pesos mexicanos de los importes antes mencionados fueron $ 9.14 y $ 9.59, por dólar americano al 31 de diciembre de 2001 y 2000, respectivamente, y $ 1.15 y $ 1.24, por quetzal al 31 de diciembre de 2001 y 2000, respectivamente. Al 22 de marzo de 2002 fecha de emisión de estos estados financieros, los tipos de cambio del peso mexicano respecto al dólar norteamericano y el quetzal guatemalteco fueron $ 9.01 por dólar americano y $ 1.19 por quetzal.

b) Durante los ejercicios de 2001 y 2000, la Compañía tuvo operaciones denominadas en moneda extranjera como se muestra a continuación. Las monedas distintas al dólar norteamericano fueron convertidas a dólares norteamericanos utilizando el tipo de cambio promedio de esos años.

	Dólares norteamericanos	
	2001	2000
Ingresos netos por servicios	**609,910**	684,211
Intereses ganados	**176,635**	52,046
Intereses pagados	**102,130**	58,431
Costos y gastos de operación	**1,350,872**	801,096

13. Compromisos y contingencias

a) La Compañía utiliza en su operación ciertos equipos bajo arrendamiento capitalizable. Al 31 de diciembre de 2001, la Compañía tiene los siguientes compromisos no cancelables por arrendamiento capitalizable.

Año terminado al 31 de diciembre de	Importe
2002	**$ 1,175**
2003	**1,002**
2004	**19**
Total	**2,196**
Menos Intereses	**(90)**
Valor presente de pagos mínimos netos de arrendamiento	**2,106**
Menos obligaciones a corto plazo	**(1,100)**
Obligaciones a largo plazo al 31 de diciembre de 2001	**$ 1,006**

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

13. Compromisos y contingencias (continúa)

b) Al 31 de diciembre de 2001, la Compañía ha celebrado varios contratos de arrendamiento (en calidad de arrendatario) con partes relacionadas por los edificios en los cuales se encuentran sus oficinas, así como también con propietarios de instalaciones donde la Compañía ha instalado radiobases. Dichos contratos de arrendamiento tienen fechas de vencimiento dentro de un período que va de uno a cinco años. Las rentas cargadas a gastos durante 2001 y 2000, ascendieron a $ 225,271 y $ 171,968, respectivamente. Un análisis de los pagos mínimos por concepto de renta en los próximos cinco años se presenta a continuación, importes que serán incrementados en algunos casos con base en el INPC o con base en los avalúos de los inmuebles.

Año terminado el 31 de diciembre de:	Importe
2002	$ 179,217
2003	179,217
2004	179,217
2005	179,217
2006	179,217
	$ 896,085

c) De acuerdo con las leyes mexicanas, Telmex sigue siendo responsable solidario por cualesquiera obligaciones transferidas a América Móvil como resultado de la escisión, durante un período de tres años a partir del 25 de septiembre de 2000, fecha en la que la escisión fue aprobada por los accionistas de Telmex. Dicha responsabilidad, sin embargo, no se extiende a cualquier obligación con un acreedor que haya dado su consentimiento expreso, relevando a Telmex de dicha obligación y aprobando la escisión. Adicionalmente, Telmex tiene las siguientes obligaciones específicas:

De acuerdo con la cláusula décimo primera del convenio post-escisión celebrado entre Telmex y América Móvil, Telmex se obliga a indemnizar y sacar en paz y a salvo a América Móvil de cualquier reclamación derivada de cualquier pasivo o contingencia directa o contingente que hubiere permanecido a cargo de Telmex como consecuencia de la escisión de Telmex; y América Móvil se obliga a indemnizar y sacar en paz y a salvo a Telmex de cualquier reclamación derivada de cualquier pasivo o contingencia directa o contingente que se hubiere transmitido expresamente a cargo de América Móvil como consecuencia de la escisión de Telmex.

d) En noviembre de 1995 una empresa competidora que presta servicios de telefonía celular, denunció ante la Comisión Federal de Competencia (COFECO) a Telmex y a Telcel por supuestas prácticas sancionadas por la Ley Federal de Competencia.

En julio de 2001, la COFECO declaró que Telmex es responsable de prácticas monopólicas relativas. Telcel no fue declarada responsable de práctica monopólica alguna.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

13. Compromisos y contingencias (continúa)

Telmex interpuso recurso de reconsideración en contra de dicha resolución misma que fue declarada infundada por COFECO, confirmando su contenido.

e) En enero de 2000, COC Services, Limited presentó una demanda contra CompUSA en el Tribunal de Distrito del Condado de Dallas, Texas aseverando varias reclamaciones contractuales y de responsabilidad civil contra CompUSA que se generan de una carta de intención relativa a franquicias a tiendas detallistas en México. La demanda señaló también sus demandas contra otros demandados, incluyendo entre otros a Grupo Carso, Grupo Sanborns. COC Services pretendió el pago de daños reales por U.S.$150 millones de CompUSA ocasionados por incumplimiento del contrato, interferencia extracontractual con contrato y posible contrato y demandas por conspiración por U.S.$2 millones en daños por demanda de fraude, y daños punitivos por U.S.$300 millones. COC Services también pretendió recuperar intereses, costos legales y costos ante los tribunales.

La demanda fue transferida al Tribunal de Distrito 116 del Condado de Dallas, Texas donde fue juzgado por jurado en enero y febrero del 2001. En febrero del 2001, el jurado entregó su fallo declarando a todos los demandados culpables de varias de las reclamaciones en su contra y condenando a cada uno de los demandados a pagar daños compensatorios y punitivos. Los daños reales adjudicados a COC Services por daños punitivos a pagar por los demandados son los siguientes: U.S.$175.5 millones contra James Halpin, el expresidente y anterior director general de CompUSA, U.S.$94.5 millones contra CompUSA, U.S.$67.5 millones contra otros demandados, U.S.$13.5 millones contra Grupo Carso y U.S.$13.5 millones contra Grupo Sanborns. Con base en estos fallos del jurado, las partes presentaron un escrito al tribunal sobre varios aspectos legales que afectan el fallo definitivo.

El 18 de mayo del 2001, el juez redujo daños de U.S.$454 millones a U.S.$121.5, o sea una reducción del 73% del veredicto en contra de Grupo Carso, Grupo Sanborns, otros demandados, CompUSA y su anterior director general Sr. James Halpin. El juez eliminó también en el caso, las determinaciones del jurado en contra de CompUSA y del Sr. James Halpin.

Grupo Carso y Grupo Sanborns han realizado diversas actuaciones en el procedimiento y apelaron la sentencia en los tribunales correspondientes de Texas. Las apelaciones están en trámite y no es posible anticipar el resultado de las mismas. Se ha contratado una fianza para garantizar el pago que pudiera derivar de una resolución definitiva. Aún cuando se obtuvo una reducción del veredicto, se tiene planeado continuar ejercitando todas las acciones legales, ante todas las instancias procedentes. durante el tiempo que sea necesario, a fin de obtener la exoneración de las acusaciones pendientes.

Además, COC Services, Ltd. apeló la sentencia a fin de obtener una resolución más cercana al veredicto del jurado y volver a incluir a CompUSA y al Sr. Halpin. Aún cuando se obtuvo una reducción del veredicto, se tiene planeado continuar ejercitando todas las acciones legales, ante todas las instancias procedentes, durante el tiempo que sea necesario, a fin de obtener la exoneración de las acusaciones pendientes.

13. Compromisos y contingencias (continúa)

f) En junio de 2000 el Organo Ejecutivo del Gobierno de Guatemala hizo declaraciones concernientes con la privatización de Telgua mediante las cuales se declara que las acciones tomadas son contrarias a los intereses del Estado de Guatemala. En septiembre de 2000, el Gobierno de Guatemala inició un proceso judicial en contra de Guatel, Telgua, América Central Tel, S.A. (antes Luca, S.A.) y partes relacionadas con la privatización, alegando que los actos realizados fueron impropios.

En octubre de 2001, el Estado de Guatemala anunció el acuerdo gubernativo emitido por el Presidente de la República de Guatemala en Consejo de Ministros en el cual se establecen los términos y condiciones principales de los acuerdos de transacción logrados entre el Estado de Guatemala y las empresas ACT y Telgua. Mediante dicho acuerdo gubernativo, el Estado de Guatemala instruyó al Procurador General de la Nación para que en nombre y representación del Estado de Guatemala otorgue y firme el contrato de transacción mediante el cual se pondrá fin a los procedimientos contenciosos iniciados por el Estado de Guatemala durante el 2000 para la reversión del proceso de privatización mediante el cual se privatizó Telgua, procesos contenciosos mejor conocidos como juicios de lesividad. Con fecha 31 de octubre de 2001, las partes celebraron el contrato de transacción antes referido. Mediante este contrato de transacción, Telgua se comprometió, entre otras cosas, a realizar un plan de desarrollo de telefonía fija, móvil, rural e Internet para el territorio de Guatemala, mismo que debe ser ejecutado en un periodo de 3 años y comprender una inversión de por lo menos de 1,950 millones de quetzales (aproximadamente U.S.$246 millones) y el establecimiento de un total de 380,000 líneas aplicadas a telefonía pública, móvil y rural. Asimismo, como parte de este contrato de transacción, ACT se obligó a pagar a Empresa Guatemalteca de Telecomunicaciones (Guatel) la cantidad de U.S.$350 millones, cantidad que corresponde al saldo del contrato de compraventa de acciones de Telgua celebrado entre Guatel, como parte vendedora y ACT, como parte compradora en Octubre de 1998, más los intereses causados hasta la fecha de pago efectiva. El 31 de octubre de 2001, ACT pagó a Guatel la cantidad de U.S.$452 millones, monto correspondiente al saldo del contrato de compraventa de acciones de Telgua antes citado, más los intereses causados a dicha fecha.

En esa misma fecha, Guatel instruyó a Citibank, N.A , en su carácter de acreedor prendario, a liberar la prenda (garantía) constituida en 1998 sobre el 95% de las acciones representativas del capital social de Telgua como garantía del pago del precio de compraventa de las acciones de Telgua. En virtud del multicitado contrato de transacción, el Estado de Guatemala, ACT y Telgua acordaron el desistimiento total de los procesos contenciosos conocidos como juicios de lesividad, así como a cualquier otra acción relacionada con los mismos. Al 31 de diciembre de 2001, y por cuestiones relacionadas con el estado procesal de los juicios y procedimientos en comento, los desistimientos no se habían presentado ante los tribunales competentes en Guatemala.

g) Telgua es garante de un pago en un contrato realizado entre Sercom y Nortel, S.A. por un proyecto de equipo de telecomunicaciones con un monto de U.S.$89 millones.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

13. Compromisos y contingencias (concluye)

h) En mayo de 2001 América Móvil, garantizó un crédito bancario otorgado a ARBROS hasta por U.S.$100 millones.

i) En el último trimestre del 2001, la Compañía reemplazó a Williams Communications, Inc. como garante de la tercera parte de un crédito otorgado por el Banco Nacional de Desenvolvimiento Económico y Social de Brasil "BNDES" a ATL.

j) De acuerdo con las leyes mexicanas, Carso Global Telecom, S.A de C.V., es conjunta y solidariamente responsable por las obligaciones que fueron transferidas a América Télecom, S.A. de C.V., por un período de tres años contados a partir de la fecha en que se publicó la resolución de escisión. Sin embargo, dicha obligación no es aplicable a ninguna obligación con algún acreedor que hubiera dado su consentimiento expreso liberando a Telecom de dicha obligación y aprobando la escisión. Telecom no podrá ser liberada de estos compromisos sin el consentimiento de los beneficiarios respectivos.

14. Partes relacionadas

a) A continuación se presenta un análisis de los saldos con partes relacionadas al 31 de diciembre de 2001 y 2000:

	2001	2000
Cuentas por cobrar:		
Telecom Américas, Ltd.	**$ 1,087,565**	-
ARBROS Communications, Inc.	-	$ 494,865
Teléfonos de México, S.A. de C.V.	504,006	276,946
Sanborns Hermanos, S.A. de C.V.	**39,903**	45,109
Sears Roebuck, S.A. de C V.	**24,127**	-
Teléfonos del Noroeste, S A. de C.V.	**10,783**	24,080
Seguros Inbursa, S.A. de C.V.	**3,753**	10,179
Otras	**29,548**	9,597
	$ 1,699,685	$ 860,776

	2001	2000
Cuentas por pagar:		
Alquiladora de Casas, S.A. de C.V.	**$ 224,634**	-
Carso Global Telecom, S.A. de C.V.	**39,542**	-
Compañía de Teléfonos Bienes y Raíces, S.A. de C.V.	**8,412**	-
Otras	**49,619**	$ 20,056
Total	**$ 322,207**	$ 20,056

b) Al 31 de diciembre de 2001, en el renglón de valores negociables se incluyen pagarés emitidos por empresas asociadas por $ 5,682,811.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

14. Partes relacionadas (concluye)

c) Al 31 de diciembre de 2001, en el renglón de efectivo e inversiones temporales se incluye papel comercial, emitido por una empresa afiliada por $11,184,495, el cual fue realizado durante 2001.

Los intereses ganados en dichos instrumentos por los años terminados al 31 de diciembre de 2001 y 2000, fueron de $ 365,595 y $ 3,094,530, respectivamente.

d) Por los años terminados el 31 de diciembre de 2001 y 2000, la Compañía tuvo las siguientes operaciones con partes relacionadas, principalmente con Telmex:

	2001	2000
Ingresos:		
Cuota por concepto de interconexión por:		
"El que llama paga" (1)	**$ 7,662,976**	$ 5,637,902
Costos y gastos:		
Pagos de larga distancia, circuitos y otros (2)	**3,477,349**	3,354,415
Gastos generales, comerciales y de administración:		
Publicidad	**431,049**	134,621
Otros (ingresos) gastos	**(99,987)**	277,007
Intereses pagados	**5,995**	307,505

(1) Cuotas de interconexión del programa "El que llama paga" de llamadas entrantes de teléfonos fijos a teléfonos celulares. Los convenios de interconexión celebrados con Telmex antes de la escisión especifican un número de puntos de conexión, la localización de puntos de interconexión, el método por el cual las señales deben ser transmitidas y recibidas, así como los costos y cuotas de interconexión.

(2) Incluye: a) Interconexión (costo) pago de interconexión por llamadas salientes de teléfonos inalámbricos a la red de líneas fijas; b) larga distancia: pagos por el uso de larga distancia nacional e internacional; c) renta de edificios y otros espacios de telefonía celular.

e) Telcel ha celebrado varios contratos de arrendamiento y coubicación con una subsidiaria de Telmex. Bajo estos convenios, Telcel se obliga a pagar una cuota mensual por el uso de espacios en antenas e inmuebles y repetidores de Telmex y puede instalar su equipo de conmutación y radiofrecuencia.

f) La Compañía adquiere materiales y servicios, de compañías relacionadas en términos no menos favorables de los que podría obtener de partes no relacionadas.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

15. Capital contable

a) Las acciones de América Telecom fueron autorizadas y emitidas por acuerdo de la asamblea de accionistas de Telecom celebrada el 30 de noviembre de 2001 en la cual se aprobó la escisión (Véase Nota 1). El capital social al 31 de diciembre de 2001, asciende a $ 3,915,739 ($ 967,250 a valores nominales) y se integra por 3,950,015,728 acciones de la serie A-1 ordinarias nominativas y sin valor nominal, representativas del capital social mínimo fijo sin derecho a retiro. Adicionalmente, de acuerdo con los estatutos de la Sociedad, se pueden emitir acciones de la Serie A-2 que corresponden a la porción variable del capital social. Al 31 de diciembre de 2001, no se han puesto en circulación acciones de esta serie.

b) En la fecha de la constitución de América Telecom, se acordó crear la reserva para adquisición de acciones propias por un monto de $ 1,500,000. Asimismo, se estableció un valor nominal de hasta $ 60,000 como el monto máximo del capital social que puede afectarse para la compra de acciones propias.

c) De acuerdo con la Ley de Sociedades Mercantiles, se debe separar de la utilidad del año por lo menos el 5% para incrementar la reserva legal hasta que ésta alcance como mínimo, el 20% del capital social.

d) La utilidad neta por acción resulta de la división de la utilidad neta del año entre el promedio ponderado de las acciones en circulación de la Compañía durante el ejercicio. Para la determinación del promedio ponderado de las acciones en circulación de 2001 y 2000, se consideraron las acciones en circulación que a esas fechas tenia la empresa escindente (Telecom) que fueron de 3,765.8 millones y 3,784 millones, respectivamente. Los resultados por acción a esas fechas ascendieron a $ (0.0420) y $ 0.0681, respectivamente.

e) Al 31 de diciembre de 2001 y 2000 otras partidas de utilidad integral acumuladas, incluye el exceso en la actualización del capital neta de impuestos diferidos por $2,259,862 y $ 4,000,009, respectivamente.

16. Impuesto sobre la renta (ISR), impuesto al activo (IMPAC) y participación de los trabajadores en las utilidades (PTU).

a) México

1) El importe que se presenta en el renglón de ISR en los estados de resultados, corresponde al ISR determinado individualmente para la Compañía y para cada una de sus subsidiarias. Por otra parte, a partir del 1° de enero de 2002, la Secretaría de Hacienda y Crédito Público autorizó a América Móvil a consolidar sus resultados para efectos fiscales con las subsidiarias mexicanas, excepto GCA.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

16. Impuesto sobre la renta (ISR), impuesto al activo (IMPAC) y participación de los trabajadores en las utilidades (PTU). (continúa)

a) México (continúa)

2) El importe que se presenta en el renglón de ISR en los estados de resultados corresponde al ISR o IMPAC, el cual fue determinado individualmente por cada una de las subsidiarias consolidadas.

3) La tasa del impuesto sobre la renta aplicable en los ejercicios de 2001 y 2000 fue del 35%, teniéndose durante dichos ejercicios la opción de diferir el pago de una parte del mismo, de tal manera que el impuesto pagado representara el 30% del resultado fiscal del ejercicio. El diferimiento de este impuesto y las utilidades relativas, se controlan a través de la "cuenta de utilidad fiscal neta reinvertida" (CUFINRE), cuyo propósito fundamental es el de identificar las utilidades fiscales sobre las cuales se optó por diferir parte del impuesto sobre la renta.

En virtud de que la Compañía optó por diferir el pago del impuesto en la proporción antes mencionada, las utilidades que se distribuyan afectarán primero el saldo de la CUFINRE y el excedente, si lo hubiera, se disminuirá del saldo de la "cuenta de utilidad fiscal neta" (CUFIN), debiéndose pagar el impuesto diferido a la tasa de 5%. A partir del 1° de enero de 2002, la ley ya no permite diferir el pago del impuesto antes mencionado.

La cantidad distribuida que exceda de los saldos de las cuentas referidas, estará sujeta al pago del impuesto sobre la renta corporativo a la tasa vigente.

4) El efecto acumulado al principio del año 2000 por la adopción del Boletín D-4 a que se hace referencia en la Nota 2, que ascendió a $ 1,564,852, se cargó al capital contable, reconociéndose simultáneamente un pasivo por impuestos diferidos. El cargo en el capital contable mayoritario ascendió a $ 403,262, el cual se presenta en otras partidas de utilidad integral.

Al 31 de diciembre de 2001 y 2000, el ISR cargado a resultados se integra como sigue:

	2001	2000
ISR causado por empresas mexicanas	$ **3,158,109**	$ 1,378,629
ISR causado por subsidiarias extranjeras	**109,126**	123,186
ISR diferido	**(273,939)**	1,607,617
Total	$ **2,993,296**	$ 3,109,432

Al 31 de diciembre de 2000, la participación de los trabajadores en las utilidades, mostrada en el estado de resultados, incluye $ 20,352, de la participación de los trabajadores en las utilidades diferida.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

16. Impuesto sobre la renta (ISR), impuesto al activo (IMPAC) y participación de los trabajadores en las utilidades (PTU) (continúa)

a) México (continúa)

5) A continuación se presenta una conciliación entre la tasa del impuesto establecida por la ley y la tasa efectiva de impuesto sobre la renta reconocida contablemente por la Compañía.

	Al 31 de diciembre de	
	2001	2000
Tasa legal de impuesto en México	**35%**	35%
Efectos de inflación	**0.6**	3.8
Amortización del crédito mercantil	**0.7**	0.2
Deterioro del valor de las asociadas	**0.8**	
Otras	**5.0**	5.4
Tasa efectiva por operaciones en México	**42.1**	44.4
Ingresos y costos por operaciones de subsidiarias Extranjeras	**9.0**	17.8
Tasa efectiva	**51.1%**	62.2%

6) Al 31 de diciembre de 2001 y 2000, la Compañía reconoció impuestos diferidos sobre las siguientes partidas temporales:

	31 de diciembre de	
	2001	2000
Activos por Impuestos Diferidos		
Provisiones de pasivo	**$ (441,898)**	$ (199,962)
Otras	**(77,139)**	(27,473)
Ingresos diferidos	**(322,739)**	(147,571)
	(841,776)	(375,006)
Pasivos por impuestos diferidos		
Activos fijos	**1,296,264**	1,244,039
Inventarios	**993,114**	1,190,767
Concesiones	**556,298**	576,191
	2,845,676	3,010,997
Impuesto sobre la renta diferido pasivo	**$ 2,003,900**	$ 2,635,991

A partir del 1° de enero de 2002 se aprobó la disminución gradual de un punto porcentual por cada año a partir de 2003, hasta alcanzar una tasa del 32% en el año 2005. El efecto que este cambio de tasas tendrá en los impuestos diferidos de ejercicios subsecuentes no ha sido determinado, y se estima que no será importante.

(Miles de pesos de poder adquisitivo al 31 de diciembre de 2001)

16. Impuesto sobre la renta (ISR), impuesto al activo (IMPAC) y participación de los trabajadores en las utilidades (PTU) (concluye)

a) México (concluye)

7) La Compañía está obligada por ley a pagar la PTU a sus empleados mexicanos en adición a sus compensaciones y beneficios contractuales. La tasa legal para 2001 y 2000 fue 10%, basada en la utilidad fiscal de la Compañía.

8) El impuesto al activo es un impuesto mínimo que se causa sobre el valor promedio neto de la mayoría de los activos disminuido de ciertos pasivos. El ISR puede acreditarse contra el impuesto al activo debiéndose pagar únicamente el monto que exceda al ISR del año.

b) Subsidiarias extranjeras

Las subsidiarias extranjeras determinan el ISR con base en los resultados individuales de cada subsidiaria de conformidad con los regímenes fiscales específicos de cada país. La utilidad (pérdida) combinada de las subsidiarias extranjeras antes de impuestos y la provisión de impuestos combinada de dichas subsidiarias en 2001 y 2000, ascendió a $ (2,229,335) y $ (1,235,847); y $ 109,126 y $ 123,186, respectivamente.

17. Segmentos

América Móvil opera principalmente en un segmento (servicios celulares), sin embargo, como se mencionó en la Nota 1b, la Compañía tiene operaciones internacionales en tres regiones geográficas: (i) México, (ii) Estados Unidos y (iii) Centro y Sudamérica.

Las políticas contables de los segmentos son las mismas que se mencionan en la Nota 2.

A continuación se presenta un resumen de la información más importante por segmento:

	México	Estados Unidos	Centro y Sudamérica	Total Consolidado
31 de diciembre de 2001				
Ingresos de operación	$ 32,257,871	$ 4,320,928	$ 4,785,114	$ 41,363,913
Depreciación y amortización	2,580,573	642,322	1,254,279	4,477,174
Utilidad de operación	8,090,366	(3,175,117)	1,158,186	6,073,435
Intereses pagados	888,927	11,148	552,208	1,452,283
Activos por segmentos	57,518,561	24,041,444	11,855,607	93,415,612
Planta, propiedades y equipo, neto	30,967,742	471,207	8,538,877	39,977,826
Crédito mercantil, neto	1,002,493	2,841,827	412,931	4,257,251
Licencias, neto	1,683,125	-	791,227	2,474,352

17. Segmentos (concluye)

	México	Estados Unidos	Centro y Sudamérica	Total Consolidado
31 de diciembre de 2000				
Ingresos de operación	**$ 23,252,428**	$ 3,237,915	$ 3,604,673	$ 30,095,016
Depreciación y amortización	**1,505,785**	356,154	1,226,960	3,088,899
Utilidad de operación	**5,178,167**	(2,107,378)	(164,935)	2,905,854
Intereses pagados	**550,284**	452,792	113,992	1,117,068
Activos por segmentos	**62,925,169**	7,784,407	21,065,415	91,774,991
Planta, propiedades y equipo, neto	**24,839,691**	348,084	8,987,339	34,175,114
Crédito mercantil, neto	**1,120,617**	1,710,065	4,486,817	7,317,499
Licencias, neto	**1,801,376**	-	686,996	2,488,372

18. Eventos posteriores

a) El 31 de enero de 2002, América Móvil colocó en el mercado mexicano de capitales $ 500 millones en Certificados bursátiles a tasa fija, a plazo de 5 años y $1,250 millones adicionales a tasa flotante, a plazo de 4 años. Estos instrumentos fueron emitidos como parte de un nuevo programa por 5 mil millones de pesos registrado por América Móvil ante la CNBV.

b) El 1° de enero de 2002, el Congreso Mexicano aprobó un paquete fiscal que, entre otros, establece la creación de un nuevo impuesto en servicios de telecomunicación celular. Esta medida afectará a los servicios por renta mensual y servicios asociados. La Compañía esta evaluando el impacto de este gravamen, así como otras medidas que pudiera tomar al respecto.

c) En la Nota 8 a los estados financieros, se incluye la descripción de eventos subsecuentes relativos a transacciones con asociadas.

2. Carta de Responsabilidad.

AMERICA TELECOM, S.A. DE C.V.

México, Distrito Federal a 27 de junio de 2002.

Comisión Nacional Bancaria y de Valores
Vicepresidente de Supervisión Bursátil
Dirección General de Supervisión de Mercados
Insurgentes Sur 1971, Torre Sur, Piso 9
Colonia Guadalupe Inn
01020 México, Distrito Federal

Hago referencial al informe anual relativo a las acciones representativas del capital social de América Telecom., S.A. de C.V., en la sección de Valores de Registro Nacional de Valores, para manifestaciones a esa Comisión lo siguiente:

1. Que conozco los alcances y responsabilidades frente al público inversionista, las autoridades competentes y demás participantes del mercado de valores, que implican el ser una sociedad con valores inscritos en la Sección de Valores del Registro Nacional de Valores y que se cotizan en la Bolsa Mexicana de Valores, S.A. de C.V.

2. Que he recibido el informe anual de fecha 28 de junio de 2002, el cual fue elaborado con base en la información proporcionada por funcionarios de esta sociedad, estando de acuerdo con su contenido. Asimismo, no tengo conocimiento de información relevante que haya sido omitida o falseada en dicho informe o de que éste contenga información que pudiera inducir a error a los inversionistas.

Atentamente.

Lic. Daniel Hajj Aboumrad
Director General

Lic. Alejandro Escoto Cano
Director de Finanzas y Administración

Insurgentes Sur No. 3500 P.B.- 38 Col. Peña Pobre Deleg. Tlalpan C.P. 14060 México, D.F.
Tel. 5244-0804 Fax: 5244-0808

FILE No. 82-5251

América Móvil, S.A. de C.V.

Lago Alberto No. 366
Torre Telcel I, Segundo Piso
Colonia Anáhuac 11320
Delegación Miguel Hidalgo, México, Distrito Federal

CLAVE DE COTIZACIÓN "AMX"

Informe Anual que se presenta de acuerdo con la Circular 11-33 de la Comisión Nacional Bancaria y de Valores por el año terminado el 31 de diciembre de 2001

Títulos en Circulación: Al 31 de Diciembre de 2001

3,807 millones Serie AA

315 millones serie A

9,077 millones serie L

TABLA DE REQUISITOS
AMÉRICA MÓVIL, S.A. DE C.V.

Conforme a lo previsto en el anexo 1 de la circular 11-33 publicada en el Diario Oficial de la Federación el 23 de noviembre de 2000 de la Comisión Nacional Bancaria y de Valores.

INFORMACIÓN GENERAL	
1. Glosario de Términos y Definiciones	**No aplica**
2. Resumen Ejecutivo	**Punto 4. Información sobre la Compañía** Páginas 20 a 55
3. Factores de riesgo	**Punto 3. Información Clave** Páginas 7 a 18
4. Otros Valores inscritos en el RNV	**Punto 9. La Oferta y Cotización en la Bolsa de Valores** Página 83
5. Cambios significativos a los derechos de valores inscritos en RNV	**No aplica**
6. Destino de los Fondos (en su caso)	**No aplica**
LA COMPAÑÍA	
1.Historia y desarrollo del emisor	**Punto 4. Información sobre la Compañía** Página 20
2. Descripción del negocio	**Punto 4. Información sobre la Compañía** Página 20
A. Actividad principal	**Punto 4. Información sobre la Compañía** Página 20
B. Canales de Distribución	**Punto 4. Información sobre la Compañía** Página 28
C. Patentes, Licencias, Marcas y otros contratos	**Punto 4. Información sobre la Compañía** Página 27
D. Principales clientes	**Punto 4. Información sobre la Compañía** Página 23
E. Legislación aplicable y régimen tributario	**Punto 4. Información sobre la Compañía** Páginas 33 a 36 **Punto 4. Información sobre la Compañía** Páginas 93 a 97
F. Recursos Humanos	**Punto 6. Consejeros, Directores y Empleados** Página 74
G. Información del mercado	**Punto 4. Información sobre la Compañía**
H. Información Financiera por línea de negocio, zona geográfica y Ventas de exportación	**Punto 4. Información sobre la Compañía** Página 23
I. Estructura corporativa	**Punto 6. Consejeros, Directores y Empleados** Páginas 67 a 73.
J. Descripción de sus principales Activos	**Punto 4. Información sobre la Compañía** Páginas 23 a 55
K. Procesos Judiciales, Administrativos o Arbitrales	**Punto 8. Información Financiera.** Páginas 80 a 82
L. Acciones representativas del Capital	**Punto 9. La Oferta y Cotización en la Bolsa de Valores** Página 83

M. Dividendos	**Punto 8. Información Financiera.** Página 80
INFORMACIÓN FINANCIERA	
1. Información financiera Seleccionada	**Punto 3. Información Clave** Página 4
2. Comentarios y Análisis de la Administración sobre los resultados de operación y situación financiera de la Compañía	**Punto 5. Operación, Revisión Financiera y Perspectivas** Páginas 56 a 66
A. Resultados de la Operación	**Punto 5. Operación, Revisión Financiera y Perspectivas** Páginas 58 a 62
B. Situación financiera, liquidez y Recursos de Capital	**Punto 5. Operación, Revisión Financiera y Perspectivas** Páginas 62 a 66
ADMINISTRACIÓN	
1. Estatutos Sociales y otros convenios	**Punto 10. Información Adicional** Páginas 86 a 92
2. Administradores y Accionistas	**Punto 7. Accionistas Mayoritarios y Operaciones con Partes Relacionadas.** Páginas 75 a 76
3. Auditores	No Aplica
4. Operaciones con personas relacionadas y conflictos de intereses	**Punto 7. Accionistas Mayoritarios y Operaciones con Partes Relacionadas.** Páginas 77 a 79
MERCADO ACCIONARIO	
Estructura Accionaria	**Punto 7. Accionistas Mayoritarios y Operaciones con Partes Relacionadas.** Páginas 75 a 76
2. Comportamiento de la acción en el mercado de valores	**Punto 9. La Oferta y Cotización en la Bolsa de Valores** Páginas 83 y 85
ANEXOS	
1. Estados financieros dictaminados	**Anexo 2**
2. Carta de Responsabilidad	**Anexo 3**

El presente documento es una traducción no oficial del Informe Anual bajo la forma 20-F, que se está presentando en esta misma fecha a la Comisión de Valores de los Estados Unidos (Securities and Exchange Commission).

PARTE I

Punto 3. Información Clave

INFORMACIÓN FINANCIERA SELECCIONADA

El presente informe anual incluye nuestros estados financieros auditados al 31 de diciembre de 2000 y 2001 y de los años que terminaron el 31 de diciembre de 1999, 2000 y 2001. Los estados financieros auditados al 31 de diciembre de 2000 y 2001 y de los años finalizados el 31 de diciembre de 2000 y 2001 han sido preparados sobre una base consolidada. Los estados financieros auditados del año que terminó el 31 de diciembre de 1999 han sido preparados sobre una base combinada extraída de los registros contables históricos de Teléfonos de México, S.A. de C.V. (Telmex) y representan las operaciones históricas combinadas de las entidades que Telmex nos transfirió a nosotros por motivo de la escisión que dio origen a América Móvil en septiembre del 2000.

Nuestros estados financieros han sido preparados de acuerdo a los PCGA ('GAAP') mexicanos, y se presentan en pesos mexicanos. Los estados financieros de nuestras subsidiarias no mexicanas han sido ajustadas para estar en conformidad con los PCGA mexicanos y traducidos a pesos mexicanos. Ver Nota 2 (c) de nuestros estados financieros auditados.

Los PCGA mexicanos difieren de los GAAP de los EE.UU. en determinados aspectos importantes. La Nota 19 de los estados financieros auditados proporciona una descripción de las principales diferencias entres los PCGA mexicanos y los GAAP de EE.UU., en lo que a nosotros se relaciona, así como una conciliación a los GAAP de EE.UU. de ingresos de operación, ingresos netos y recursos propios totales de los accionistas y un estado condensado de flujos de efectivo sujeto a los GAAP de EE.UU.

De conformidad con los PCGA mexicanos, en nuestros estados financieros e información financiera seleccionada que se consigna abajo:

- los activos no – monetarios (incluyendo propiedad, planta y equipo) y los recursos propios de los accionistas se actualizan para la inflación y en caso de la planta telefónica importada, para devaluaciones.
- se reconocen en las utilidades las ganancias y pérdidas en el poder adquisitivo debido a la tenencia de pasivos o activos monetarios, y
- todos los estados financieros se actualizan en pesos constantes al 31 de diciembre de 2001.

A partir del 1° de enero de 1997, hemos elegido actualizar nuestra planta telefónica importada con base en la tasa de inflación en el país de origen y del tipo de cambio prevaleciente a la fecha del balance general; otros activos fijos se actualizan con base en el Índice Mexicano de Precios al Consumidor. El efecto de la contabilidad de inflación de acuerdo con los PCGA mexicanos no ha sido cambiado completamente en la conciliación a los GAAP de EE.UU. de ingresos netos y recursos propios de los accionistas, excepto en lo que respecta a la metodología para la actualización de la planta telefónica importada. Ver Nota 19 de los estados financieros auditados.

Este reporte anual incluye también los estados financieros auditados de Telecom Américas al 31 de diciembre de 2000 y 2001, el período de 186 días que terminaron el 31 de diciembre de 2000 y el año que terminó el 31 de diciembre de 2001. Los estados financieros auditados de Telecom Américas han sido preparados en forma consolidada de conformidad con los PCGA de EE.UU. y se presentan en dólares EE.UU.

Las referencias hechas en el presente a "Dólares U.S." o "$U.S." corresponden a la moneda de curso legal de los Estados Unidos de Norte América. Las referencias en el presente a "pesos" "P", o "Ps." corresponden a la moneda de curso legal de México.

FILE No. 82-5251

La información financiera seleccionada que se consigna abajo se ha derivado en parte de nuestros estados financieros auditados, sobre los que ha dado su opinión Mancera, S.C., miembro de Ernst & Young International, auditores independientes. La información financiera seleccionada deberá ser leída conjuntamente con, y está condicionado en su totalidad por referencia a, nuestros estados financieros auditados.

	Al y por el año que termina el 31 de diciembre de					
	1997	**1998**	**1999**	**2000**	**2001**	**2001**
	(millones de pesos constantes al 31 de diciembre de 2001)(1)					**(millones de dólares U.S.)**
Datos de Estado de Resultados:						
PCGA Mexicanos						
Ingresos de operación..........	Ps. 5,882	Ps. 9,706	Ps. 16,13	Ps. 30,095	Ps.41,364	U.S.$4,524
Costos y gastos de operación	5,889	7,833	13,886	27,189	35,290	3,860
Producto de operación (pérdida)	(17)	1,873	2,297	2,906	6,074	664
Ingresos netos	1,644	4,020	4,502	905	(828)	(91)
Utilidad neta por acción(2)...	0.113	0.277	0.311	0.063	(0.060)	(0.006)
PCGA EE.UU.						
Ingresos de operación..........	Ps. 5,956	Ps. 9,828	Ps. 16,387	Ps. 30,474	Ps.41,364	U.S.$4,524
Producto de operación (pérdida)......................	201	1,520	1,678	2,020	5,588	611
Ingresos netos (pérdida)	1,945	3,064	2,821	(428)	(610)	(66)
Utilidad neta (pérdida) por acción(2)	0.134	0.211	0.195	(0.030)	(0.046)	(0.005)
Datos del Balance General:						
PCGA Mexicanos						
Propiedad, planta y equipo, neto	Ps. 5,050	Ps. 6,778	Ps. 13,128	Ps. 34,175	Ps.39,978	U.S.$4,373
Activos totales	47,741	53,808	69,184	91,775	92,663	10,135
Deuda a corto plazo y porción actual de deuda a largo plazo(3)	—	—	—	6,948	6,304	690
Deuda a largo plazo(3)	193	89	2,544	1,220	15,173	1,660
Participación minoritaria	—	—	696	2,208	748	82
Recursos propios totales de accionistas.......................	45,745	51,389	58,831	68,370	56,629	6,194
PCGA EE.UU.						
Activos totales	Ps.49,022	Ps. 55,270	Ps. 70,765	Ps. 93,611	Ps.96,449	U.S.$10,550
Deuda a corto plazo y porción actual de deuda a largo plazo(3)	—	—	—	7,036	6,304	690
Deuda a largo plazo(3)	195	90	2,577	1,235	15,173	1,660
Participación minoritaria	—	—	707	(28)	748	82
Recursos propios totales de accionistas.......................	46,862	51,381	57,056	64,633	56,976	6,232
Otros datos:						
EBITDA (3)	852	2,400	3,413	4,570	12,530	1,371

(1) Excepto datos por acción.

(2) Para 1999 y años anteriores, con base en 14,485 millones de acciones en circulación al 25 de septiembre de 2000, fecha en la que se constituyó América Móvil. Para 2000, con base en el número ponderado promedio de las acciones en circulación de América Móvil durante el año, suponiendo las 14,485 millones de acciones en circulación para el período previo al 25 de septiembre de 2000. Para 2001, con base en el número ponderado promedio de acciones en circulación de América Móvil durante el año. Cada ADS de Acción L representa 20 Acciones L y cada ADS de Acción A representa 20 Acciones A.

(3) EBITDA se defina como utilidades de operación más depreciación y amortización y, en 2001, un cargo por el detrimento del valor de las acciones. EBITDA no deberá interpretarse como una alternativa para utilidades de operación o utilidades netas, según se determinan de conformidad a los PCGA Mexicanos o los PCGA de EE.UU., como un indicador de nuestro desempeño de operación, como una alternativa a los flujos de efectivo de actividades de operación, según se determinan de conformidad a los PCGA Mexicanos o los PCGA de EE.UU,, o como una medida de liquidez. EBITDA se presenta únicamente como una divulgación complementaria debido a que creemos que es una medida que se utiliza ampliamente para medir el desempeño de operación. Debido a que no todas las compañías calculan de manera idéntica el EBITDA, la presentación en este prospecto del mencionado EBITDA no es necesariamente comparable a medidas intituladas de manera similar de otras compañías.

FACTORES DE RIESGO

Riesgos Relacionados con Nuestro Negocio Mexicano Inalámbrico

La competencia substancial y creciente en la industria inalámbrica mexicana podría afectar nuestro negocio de manera adversa.

En la industria inalámbrica mexicana, nos enfrentamos a una competencia substancial, y prevemos que en el futuro se intensifique la competencia como resultado de la entrada de nuevos competidores, el desarrollo de nuevas tecnologías, productos y servicios y de la subasta de espectros (de ondas de radiocomunicación) adicionales.

Nuestra subsidiaria Radiomóvil Dipsa, S.A. de C.V., que opera bajo la marca comercial de "Telcel", tiene concesiones en la totalidad de las nueve regiones en México para operar tanto redes celulares utilizando el espectro de radio de 800 megahertz (Banda B) y una red de servicios de comunicación personal ('PCS') utilizando el espectro de radiofrecuencia de 1900 megahertz (Banda D). Nos enfrentamos a competencia por parte de otros proveedores celulares utilizando el espectro de 800 megahertz (Banda A) en cada una de las regiones en las que operamos y el gobierno mexicano ha otorgado licencias PCS a otros transmisores de ondas que se encuentran en proceso de desarrollar servicio inalámbrico en el espectro de 1900 megahertz (Bandas A, D y F). Nuestros competidores en México incluyendo Grupo Iusacell, S.A. de C.V., que se encuentra controlada por Versión Wireless y Vodafone, cuatro operadores regionales controlados por Telefónica, S.A., Pegaso Comunicaciones y Sistemas, S.A. de C.V. y Operadora Unefon, S.A. de C.V.. De acuerdo con la Comisión Federal de Telecomunicaciones, un organismo independiente dentro de la Secretaría de Comunicaciones de México, conocida como Cofetel, la participación de Telcel en el mercado celular mexicano era de aproximadamente un 77.6% al 31 de marzo de 2002.

Anticipamos que en general los precios del mercado para los servicios inalámbricos bidireccionales bajarán debido al incremento en la competencia. También esperamos que la competencia conduzca al incremento en los gastos de publicidad y promoción, junto con demandas crecientes en acceso a los canales de distribución. Todo esto podría conducir a menores márgenes de operación, mayores opciones para los clientes, posible confusión del consumidor y un creciente movimiento de los clientes entre los diversos competidores, lo cual podría hacer que resulte difícil para nosotros retener a los clientes o agregar nuevos clientes.

Nuestra capacidad para competir exitosamente dependerá del servicio a clientes, de la mercadotecnia para la comercialización 'marketing', y de nuestra habilidad para prever y responder a diversos factores competitivos que afecten la industria, incluyendo nuevos servicios, cambios en las preferencias de los consumidores, tendencias demográficas, condiciones económicas y estrategias de fijación de descuentos por parte de los competidores. Si no tenemos la capacidad de responder a la competencia y compensar la baja de precios mediante la obtención de nuevos clientes, el incremento del uso y el ofrecimiento de nuevos servicios, nuestros ingresos y rentabilidad se verán disminuidos.

Podríamos no lograr ampliar y perfeccionar nuestras redes de manera oportuna

Nos encontramos en el proceso de ampliar y perfeccionar nuestras redes inalámbrica en México. A fin de ampliar nuestras redes, debemos obtener sitios celulares y de conmutador; obtener derechos de paso, aprobaciones y permisos gubernamentales para construcción de redes; diseño completo de frecuencia de radio para cada área en desarrollo; diseño e instalación de sistemas de conmutación, sistemas de radio, mecanismos de interconexión y sistemas de soporte de operación; ampliar y mantener el cuidado de los clientes, manejo de redes y sistemas de manejo y administración; y obtener frecuencias adicionales de espectro de radio. Durante los próximos años, tenemos la intención de perfeccionar nuestra red para implementar la siguiente generación de tecnología inalámbrica.

No les podemos garantizar que, de manera oportuna o siquiera si podamos llevar a cabo con éxito estas tareas, muchas de las cuales no están bajo nuestro control. Nuestra capacidad para desarrollar

nuestra red se ve afectada, entre otros factores, por la disponibilidad de capital, las relaciones con los proveedores y vendedores, factores políticos y regulatorios y las fluctuaciones de las divisas. Si no podemos completar de manera satisfactoria la ampliación y perfeccionamiento de nuestra red inalámbrica, o llevarlo a cabo en forma oportuna, podríamos perder clientes actuales y potenciales a favor de los competidores, una o más de nuestras concesiones podría ser retirada y nuestros resultados y condición financiera sufrirían en consecuencia.

Requerimos de un capital considerable para ampliar nuestra red inalámbrica y para otros propósitos, y es posible que no podamos reunir suficiente capital de manera oportuna o de ninguna manera.

Requerimos capital considerable para operar y ampliar nuestras redes inalámbricas. También necesitamos montos significativos de capital para nuevos desarrollos, comercializar y distribuir nuestros servicios y productos e implementar nuevas tecnologías inalámbricas y potencialmente para adquirir e invertir en otras compañías de comunicaciones. Nosotros tenemos gastos de capital presupuestados por U.S.$ 900 millones aproximadamente en Telcel para el año que finaliza el 31 de diciembre de 2002, principalmente para la ampliación y mejoramiento de sus redes celulares. Para cumplir con estos requerimientos, hemos dependido de préstamos de los bancos y en el flujo de efectivo de las operaciones. Sin embargo, nuestros negocios internacionales también tienen considerables requerimientos de capital, y también podríamos decidir financiar nuevas inversiones fuera de México. Si los fondos disponibles no son suficientes para cumplir con nuestros requerimientos presupuestados de capital para Telcel, podría suceder que no pudiéramos conseguir capital para financiar cualquier déficit de manera oportuna o de ninguna manera.

Además, no podríamos responder rápidamente o de ninguna forma, ante nuevos requerimientos de capital inesperados, que podrían impedir nuestro negocio y desarrollo. Algunos de los factores que podrían causar significativas necesidades de capital inesperadas son los cambios regulatorios, cambios en diseños de ingeniería, tecnologías nuevas, fluctuaciones en el cambio monetario y desvíos significativos de nuestro plan de negocios.

Históricamente Telcel dependía del apoyo de su anterior compañía matriz, Teléfonos de México, S.A. de C.V. (Telmex) para ayudar a satisfacer sus requerimientos de capital. Telmex ya no nos proporciona recursos ni provee apoyo financiero ni de ninguna otra índole a Telcel en el caso de que no podamos afrontar nuestras propias necesidades de capital.

La imposibilidad de obtener capital adecuado de manera oportuna podría resultar en la demora o el abandono de nuestros planes de desarrollo y expansión o en la imposibilidad de cumplir con requerimientos regulatorios de ampliación.

Los cambios regulatorios en México podrían dañar nuestro negocio y podrían dar por resultado el retiro de nuestras concesiones

Los negocios de Telcel están sujetos a considerable regulación por parte del gobierno, principalmente por Cofetel, y podrían verse afectados por cambios en la ley o por acciones llevadas a cabo por las autoridades regulatorias mexicanas.

La Ley Mexicana de Telecomunicaciones y las concesiones de Telcel incluyen varias disposiciones sujetas a las cuales las concesiones podrían ser retiradas por la Secretaría de Comunicaciones de México antes de sus fechas programadas de expiración. Entre otras cosas, estas concesiones pueden ser retiradas si no cumplimos con los requerimientos y programas de ampliación de redes especificados o si no mantenemos estándares mínimos de calidad, servicio y cobertura. La pérdida de cualquiera de las concesiones podría tener un impacto adverso substancial en nuestros negocios y resultados de operaciones.

Además, la Secretaría de Comunicaciones tiene autoridad para imponer requerimientos de tarifa a cualquier operador inalámbrico que la Comisión Federal de Competencia determine tenga un poder de

mercado sustancial. Aún cuando no se ha realizado ninguna determinación de este tipo con respecto al mercado inalámbrico en México, no podemos ofrecer ninguna garantía de que las autoridades regulatorias no hagan una determinación de este tipo con respecto a Telcel y nos impongan requerimientos de tarifas específicas u otras regulaciones especiales. Cualquier nueva reglamentación de esta naturaleza podría tener un impacto determinante en nuestras operaciones.

Riesgos Relacionados con nuestras Subsidiarias Internacionales y Empresas Conjuntas.

Nosotros dependemos de una relación con nuestros socios, y desacuerdos con nuestros socios podrían dañar nuestros negocios internacionales y favorecer a nuestros competidores.

No podemos asegurarles que todas nuestras relaciones con nuestros socios sean armoniosas y exitosas. Algunos de nuestros negocios internacionales, incluyendo nuestras operaciones en Brasil, Argentina y Ecuador, se realizan mediante subsidiarias de las cuales somos propietarios mayoritarios, pero con participaciones propietarias menores al 100%. Como resultado, estamos obligados a obtener el consentimiento y la cooperación de nuestros socios con respecto a ciertos asuntos a fin de poder implementar y ampliar nuestras estrategias de negocios. Ver Operaciones No Mexicanas" bajo el Punto 4.

Nos hemos comprometido a comprar los intereses de BCI en Telecom Américas, pero existen condiciones significativas que deberán cumplirse antes de que podamos realizar la compra.

Telecom Américas, nuestra empresa conjunta con Bell Canada International, Inc. (BCI) y SBC International, Inc. (SBCI), posee inversiones en el sector de telecomunicaciones de Brasil. Ver "Telecom Américas" bajo el Punto 4.

Nosotros tenemos una participación de 52.8% en Telecom Américas. El 31 de mayo de 2002, acordamos adquirir los intereses de BCI en Telecom Américas por un monto aproximado de U.S.$366 millones en efectivo y documentos. En junio de 2002, ejercimos una opción para adquirir la participación de SBCI en Telecom Américas. A continuación del cierre de estas transacciones, y aportaciones de capital que se están realizando actualmente, América Móvil tendrá una participación de 94.5% en Telecom Américas. Existen importantes condiciones por cumplirse antes del cierre de esta operación con BCI, incluyendo la aprobación por parte de los accionistas y de ciertos acreedores de BCI. No podemos asegurarles que se puedan obtener estas aprobaciones o que las transacciones se cierren tal y como están contempladas.

Telecom Américas no tiene el control de voto en sus compañías operativas

Debido a regulaciones gubernamentales en Brasil y a otras restricciones, Telecom Américas no cuenta con el control de voto de ninguna de las empresas ATL Algar Telecom Leste, S.A., Tess, S.A., Americel, S.A. ni Telet, S.A. en Brasil. Aún cuando esperamos que eventualmente Telecom Américas adquiera el control del voto sobre estas compañías operativas, no podemos ofrecer ninguna garantía de que esto ocurra.

Los acuerdos mediante los cuales Telecom Américas mantiene sus participaciones en sus compañías operativas están sujetos a considerable regulación gubernamental. Aún cuando las autoridades de Brasil revisaron y aprobaron las transacciones mediante las cuales Telecom Américas adquirió sus intereses en las compañías operativas, no podemos ofrecer ninguna seguridad de que el ambiente regulatorio en Brasil no cambie en el futuro. Las restricciones regulatorias existentes y futuras en Brasil podrían tener un efecto adverso significativo en la capacidad de Telecom Américas para poder obtener el control del voto de sus inversiones, para transferir sus intereses en compañías operativas o para maximizar los ingresos de cualquier transferencia.

Nuestros negocios internacionales tal vez no puedan ampliar y perfeccionar sus redes de manera oportuna

Nuestros negocios inalámbricos internacionales necesitan completar la ampliación de sus redes inalámbricas e implementar, durante los próximos años, perfeccionamientos a sus redes para poder acceder a la siguiente generación de tecnología digital. Además, nuestra subsidiaria en Guatemala, Telecomunicaciones de Guatemala, S.A. (Telgua), planea realizar gastos de capital substanciales en su red fija de líneas. No podemos garantizarles que llevaremos a cabo exitosamente estas tareas de manera oportuna o de cualquier manera. Nuestra capacidad de desarrollar redes se ve afectada, entre otros factores, por la disponibilidad de capital, las relaciones con los proveedores y vendedores, factores políticos o regulatorios y fluctuaciones en las divisas extranjeras. Si no nos es posible completar satisfactoriamente la ampliación y perfeccionamiento de nuestras redes, o de hacerlo de manera inoportuna, podríamos perder clientes actuales y potenciales a favor de la competencia, dar por terminada una o más de nuestras concesiones y nuestros ingresos sufrirían en consecuencia.

Nuestros negocios internacionales requieren de capital substancial para ampliar sus redes y para otros propósitos, y es posible que no puedan reunir suficiente capital de manera oportuna o de ninguna manera.

Nuestros negocios internacionales requieren de recursos de capital substanciales para continuar su crecimiento y desarrollo, y si nos negamos a apoyarlos con nuestros recursos en algún momento futuro, particularmente durante una crisis económica en América Latina, se agravarán los problemas que enfrenten estos negocios al abordar algún déficit de capital. Históricamente, hemos contado con la asistencia de Telmex para ayudar a satisfacer nuestros requerimientos de capital. A raíz de la escisión, Telmex ya no nos proporciona recursos, ni apoyo financiero ni de otro tipo a nuestras subsidiarias y empresas conjuntas si ellos no pueden cumplir sus propias necesidades de capital.

Hemos presupuestado gastos de capital de aproximadamente U.S.$500 millones el 2002 para nuestro negocios internacionales. Para cumplir con estos requerimientos, hemos contado y esperamos seguir contando con préstamos bancarios y flujo de efectivo de las operaciones, pero también esperamos utilizar una porción substancial de nuestros fondos disponibles para financiar gastos de capital de Telcel y para financiar nuevas inversiones internacionales.

El incremento en el endeudamiento podría tener una serie de efectos negativos en las operaciones de nuestros negocios internacionales, incluyendo mayor dificultad en la obtención de financiamientos futuros, la asignación de montos crecientes de los ingresos para el pago de deudas y las restricciones impuestas por los prestamistas sobre los recursos de capital o las operaciones de estos negocios.

La creciente y considerable competencia en la industria inalámbrica podría afectar de manera adversa los ingresos y la rentabilidad de nuestros negocios internacionales.

Nuestros negocios inalámbricos internacionales se enfrentan a una competencia considerable, de manera típica de por lo menos otro proveedor inalámbrico, y de manera creciente, por parte de múltiples proveedores. Prevemos que dicha competencia se vaya a intensificar en el futuro, tanto de competidores de nuevo ingreso como de los ya existentes, y que los precios de mercado de los servicios inalámbricos continuarán bajando y que la mezcla y cambio de clientes se incrementará debido a la mayor competencia. Entre otras cosas, nuestros competidores podrían proporcionar subsidios incrementados en aparatos celulares, proporcionar servicios gratuitos, tales como acceso a Internet, ampliar más rápidamente sus redes y desarrollar y distribuir las tecnologías inalámbricas mejoradas con mayor rapidez.

Si no tenemos la capacidad de responder a la competencia y compensar por la baja en los precios mediante la inclusión de nuevos clientes, incremento en el uso y el ofrecimiento de nuevos servicios, los ingresos y rentabilidad de nuestros negocios internacionales disminuirán. Además, el costo de agregar nuevos clientes puede continuar creciendo, reduciendo la rentabilidad aún cuando el crecimiento de la clientela continúe.

Tal vez no podamos obtener o mantener acuerdos favorables de 'roaming'

Hasta el grado en que los competidores tengan, o se perciba que cuenten con, mejores características de 'roaming' que nuestros negocios, estos negocios podrían perder a los clientes a favor de sus competidores. Nuestros clientes pueden acceder al sistema inalámbrico de otros proveedores únicamente si nuestros equipos son compatibles con el sistema del otro proveedor y si el otro proveedor permite que se navegue en su red. Nosotros contamos con los acuerdos para proporcionar capacidades de 'roaming' a clientes en América Latina, Estados Unidos y en otros lugares en donde nuestras redes no dan servicio. Algunos competidores podrían tener una cobertura más extensa mediante sus propias redes y por lo tanto depender menos de los acuerdos de 'roaming'. Asimismo, los competidores podrían obtener tarifas de 'roaming' que sean más bajas que las tarifas obtenidas por nuestras compañías en América Latina, dando así a estos competidores la ventaja en los precios. Además, la calidad del servicio que otro proveedor inalámbrico proporcione durante una llamada de 'roaming' puede ser inferior a la calidad del servicio que proporcionan nuestras compañías.

Nuestras compañías dependen también de los acuerdos de 'roaming' con otros proveedores, como fuente de ingresos cuando los clientes de los otros proveedores 'roaming' en los territorios de las compañías. Si se dieran por terminados estos acuerdos de 'roaming', o si los otros proveedores distribuyeran tecnologías incompatibles, los ingresos bajarían.

La regulación gubernamental podría dañar nuestros negocios internacionales.

Nuestros negocios internacionales están sujetos a una amplia regulación gubernamental que podría afectar adversamente a estos por cambios en las leyes, reglamentos o políticas regulatorias. Los acuerdos para licencias, construcción, operación, venta, reventa e interconexión de sistemas de telecomunicaciones inalámbricas en América Latina y en otros lugares se encuentran regulados en diversos grados por las autoridades correspondientes. Cualquiera de estas autoridades que tengan jurisdicción sobre nuestros negocios podrían adoptar o cambiar regulaciones o tomar otras acciones que pudieran afectarnos de manera adversa. En particular, la regulación de los precios que los operadores pueden cobrar por sus servicios, podrían tener un efecto adverso sobre nosotros al reducir nuestros márgenes de utilidad. Muchas de las leyes, regulaciones e instrumentos que regulan nuestros negocios, incluyendo en Brasil, Argentina, Uruguay, Guatemala y Ecuador, fueron adoptados o se hicieron efectivos recientemente, y sólo existe una historia limitada que nos permitiría predecir el impacto de estos requerimientos legales sobre nuestras operaciones futuras. Además, las elecciones federales y estatales de Brasil, programadas para llevarse a cabo en octubre de 2002, podrían dar como resultado cambios en las políticas tanto en lo económico como en lo político, que podrían tener un efecto material adverso en la economía brasileña y en nuestros negocios en Brasil.

Muchos países de América Latina están realizando programas para desregular y privatizar el suministro de servicios de comunicaciones, incluyendo servicios inalámbricos. Sin embargo, estos programas aún se están desarrollando, y no podemos garantizar que los cambios en las administraciones políticas no vayan a conducir a que se adopten políticas relativas a la competencia, privatización e imposición fiscal de los servicios de comunicaciones que pudieran deteriorar nuestras operaciones en América Latina. Dichas restricciones, que pudieran ser preferenciales a los nacionales con licencias de comunicación y activos sobre los extranjeros, o a los que sean propiedad gubernamental y no propiedad privada, lo cual podría imposibilitarnos para poder continuar el desarrollo de nuestros negocios. Estas restricciones podrían causar pérdidas de ingresos e inversiones de capital. Actualmente existen algunas restricciones, generalmente en forma de límites en los porcentajes de nuestra propiedad de capital propio en las empresas conjuntas en los mercados extranjeros.

Nuestros negocios internacionales tienen concesiones que están sujetas a terminación

Los términos de las licencias o concesiones sujetas a las cuales operan nuestros negocios inalámbricos internacionales, requieren de manera típica que el operador cumpla con requerimientos y programas de ampliación de redes especificadas, así como el mantenimiento de estándares mínimos de

calidad, servicio y cobertura. La falta de cumplimiento con estos criterios podría dar como resultado la revocación de licencias, la imposición de multas u otras acciones del gobierno. No podemos asegurarles que nuestros negocios internacionales puedan cumplir plenamente con los términos de sus licencias.

Hemos invertido en negocios y en países en donde no tenemos ninguna experiencia previa, y podríamos no tener éxito al abordar los nuevos retos y riesgos que presentan los mismos

Hemos invertido en un creciente número de negocios fuera de nuestra actividad básica del suministro de servicios de telecomunicaciones inalámbricas en México, y planeamos seguir haciéndolo, especialmente en el resto de América Latina y en negocios de telecomunicaciones inalámbricas relacionados a telecomunicaciones inalámbricas y de banda ancha,. Estas inversiones implican riesgos a los cuales no hemos sido expuestos anteriormente y países en los cuales no tenemos experiencia previa. Algunas de nuestras inversiones se encuentran en países que, como Guatemala, Ecuador, Brasil, Colombia, Argentina y Venezuela, pueden presentar un riesgo país diferente o mayor que México. Muchas de ellas son compañías que están en la etapa de inicio o de desarrollo que requerirán de inversiones substanciales. No puede haber ninguna seguridad de que estas inversiones resulten ulteriormente exitosas.

Riesgos Relacionados en General con la Industria Inalámbrica

Los cambios en la industria inalámbrica nos podrían afectar en formas que no podemos predecir

La industria de las comunicaciones inalámbricas está experimentando cambios significativos. Esto incluye el paso acelerado de los perfeccionamientos digitales en los sistemas inalámbricos analógicos, la evolución en los estándares de la industria, mejoras en la capacidad y calidad de la tecnología digital, los ciclos de desarrollo más cortos para los nuevos productos y los cambios en las necesidades y preferencias del usuario final. En México y en otros países en los que llevamos a cabo negocios, existe inseguridad en cuanto a la velocidad y el alcance del crecimiento de la demanda de los clientes, y en cuanto al grado en que los precios por tiempo aire y por la renta de líneas pudieran continuar bajando. Como resultado, nuestras proyecciones permanecen inciertas.

Nuestra tecnología podría no ser compatible con la siguiente generación de tecnología inalámbrica

Hay tres tecnologías digitales existentes para las comunicaciones inalámbricas, ninguna de las cuales es compatible con las otras. Telcel y algunos de nuestros negocios internacionales utilizan actualmente tecnología de acceso múltiple de división de tiempo ("Time División Múltiple Access" TDMA) para sus redes digitales. Sin embargo, otra serie de proveedores de servicios inalámbricos, incluyendo algunos de nuestros otros negocios internacionales, utilizan el acceso múltiple de división de código ("Code Division Multiple Access" CDMA) como su tecnología inalámbrica digital, y aún otros proveedores inalámbricos utilizan tecnología de sistema global para comunicaciones móviles ("Global System for Mobile" GSM). Telcel espera lanzar servicio GSM en la segunda mitad del 2002 La siguiente generación de tecnología inalámbrica que obtenga aceptación muy difundida podría no ser compatible con las tecnologías utilizadas actualmente por Telcel y nuestros negocios internacionales. Si no lo fuera, tal vez tendríamos que realizar gastos de capital que excedan nuestros pronósticos presentes con el fin de actualizar y reemplazar nuestra tecnología e infraestructura. Tal creciente requerimiento de capital podría afectar de manera adversa nuestra condición y prospección financieras.

Podríamos tener dificultad para cobrar cantidades que nos deban otros proveedores de comunicaciones

En la mayoría de los mercados en los que operamos, incluyendo México, la persona que llama paga el tiempo aire de la llamada a un número inalámbrico. Si un suscriptor de otro proveedor de servicio celular hace una llamada a uno de nuestros clientes Telcel en México, Telcel le cobra al proveedor de cuya red se origine la llamada, un cargo de interconexión por cada minuto que la red de Telcel se encuentre en uso en conexión con dicha llamada. Además, de acuerdo con nuestros acuerdos de 'roaming', cuando una llamada se hace desde dentro de una de las regiones de concesión de Telcel, por parte de un suscriptor de

otro proveedor de servicio celular, dicho proveedor de servicio le paga a Telcel la llamada a la tarifa aplicable. En el año que terminó el 31 de diciembre de 2001, el 22% de los ingresos de operación de América Móvil y el 24% de los ingresos de operación de Telcel fueron atribuibles a cargos por interconexión y a cargos por 'roaming'.

Telcel y nuestros otros negocios inalámbricos podrían encontrarse con dificultades al cobrar dichos importes a algunas de las compañías de comunicaciones. Algunas de estas compañías confrontan dificultades financieras y podrían también ser nuestros competidores. Si nuestros negocios no pueden cobrar cantidades adeudadas de otros proveedores de comunicaciones de manera oportuna, o de otra manera, todos podrían incurrir en daños materiales. Las dificultades en el cobro de cantidades adeudadas también podrían incrementar los costos administrativos, gastos por intereses y riesgos debidos a fluctuaciones en el cambio de moneda extranjera.

Dependemos de un pequeño número de proveedores y vendedores, y si todos ellos dejaran de proporcionarnos servicios o equipo en forma oportuna y sobre una base eficaz en función de costos, nuestro negocio podría verse afectado de forma adversa.

Cada uno de nuestros negocios inalámbricos cuenta principalmente con un solo vendedor para su equipo de conmutador y sitio celular, y con un solo proveedor o un pequeño grupo de proveedores para sus aparatos micro telefónicos y demás equipo del cliente. Si tuviéramos que reemplazar a un proveedor principal de equipo de conmutación y de sitio celular, por ejemplo, debido a que hubiera dejado de proporcionar equipo o servicio de manera oportuna o eficaz en función de costos, esta transición a otro proveedor implicaría demoras y costos adicionales. Los suministros de equipo para clientes pueden estar sujetos a escasez periódica y nuestra capacidad de crecer se verá limitada si no podemos contar con nuestros proveedores para asegurar cantidades suficientes y calidad del equipo.

Telcel cuenta principalmente con Ericsson para el suministro de su equipo de conmutación y sitio celular. Telcel compra el aparato micro telefónico y demás equipo para clientes principalmente de Nokia, Brightpoint, Ericsson, Motorola Brightstar y Cellular Express.

Podríamos incurrir en costos significativos por motivo de fraude inalámbrico

Nuestros negocios inalámbricos incurren en costos asociados con el uso no autorizado de sus redes inalámbricas, particularmente de sus redes celulares análogas. Estos costos incluyen costos administrativos y de capital asociados con la detección, monitoreo y reducción de la incidencia de los fraudes. El fraude afecta también los costos de interconexión, costos de capacidad, costos administrativos y pagos a otros transmisores (de ondas) por concepto de 'roaming' fraudulento no facturado. En el año que terminó el 31 de diciembre de 2001, Telcel reembolsó a sus clientes aproximadamente Ps.3.9 millones debidos a fraude inalámbrico. Aún cuando tratamos de combatir este problema por medio de la distribución de tecnologías antifraude y otras medidas, no podemos garantizar que estos esfuerzos serán eficaces o que el fraude no dará por resultado costos materiales para nosotros en el futuro.

La clonación, que es una de las formas de fraude inalámbrico, implica el uso de 'scanners' y otros dispositivos electrónicos para la obtención ilegal de números de teléfono y números de serie electrónicos durante la transmisión celular. Estas combinaciones robadas de números de teléfono y de serie se pueden programar dentro de un teléfono celular y ser utilizados para obtener acceso indebido a redes celulares. El fraude de 'roaming' ocurre cuando un teléfono programado con un número robado a uno de nuestros clientes se utiliza para hacer llamadas fraudulentas desde el mercado de otro portador, lo que resulta en una tarifa de 'roaming' que se nos carga y que no puede ser cobrada al cliente.

Preocupaciones con respecto a riesgos a la salud relacionadas con el uso de aparatos micro telefónicos inalámbricos podrían afectar adversamente nuestras perspectivas.

Informes por parte de los medios y de otros han enlazado las emisiones de frecuencia de radio provenientes de los aparatos celulares a varias inquietudes ligadas con la salud, incluyendo el cáncer, y a la interferencia que provocan en varios dispositivos médicos electrónicos, incluyendo los aparatos para la

sordera y los marcapasos. Aún cuando no sabemos de ningún estudio definitivo que muestre que las emisiones de frecuencia de radio formulen preocupaciones relacionadas con la salud, las inquietudes relativas a las emisiones de la frecuencia de radio podrían desalentar el uso de aparatos celulares inalámbricos en México o en otros países en donde llevamos a cabo negocios, lo que podría tener un efecto material adverso en los resultados de nuestras operaciones. Además, en los Estados Unidos se han entablado acciones legales en contra de ciertos participantes de la industria inalámbrica alegando varias supuestas consecuencias adversas para la salud como resultado del uso del teléfono inalámbrico, y Telcel y nuestros negocios internacionales podrían estar sujetos a litigios similares en el futuro. Se encuentran en ejecución, investigación y estudios, y no hay ninguna seguridad de que la investigación y los estudios continuados no demuestren una conexión entre las emisiones de frecuencia de radio y asuntos referentes a la salud.

Riesgos que se Relacionan con Nuestros Accionistas Mayoritarios, Estructura de Capital y Transacciones con las Afiliadas

Nos encontrámos controlados por un accionista

Al 31 de mayo de 2002, el 62.5% de las acciones con derecho a voto de América Móvil eran propiedad directa o indirecta de América Móvil, S.A. de C.V., la cual se constituyó en noviembre del 2001 como resultado de una escisión de Carso Global Telecom, S.A. de C.V. América Telecom tiene el poder efectivo para designar a la mayoría de los miembros de nuestro Consejo de Administración y para determinar el resultado de otras acciones que requieran el voto de los accionistas, excepto en casos muy limitados que requieran el voto de los tenedores de las Acciones "L".

Realizamos importantes transacciones con afiliadas, particularmente con Telmex, para crear potenciales conflictos de interés

Nosotros realizamos transacciones con Telmex, que se encuentran controladas por Carso Global Telecom, así como con algunas otras subsidiarias del Grupo Carso, S.A. de C.V. y Grupo Financiero Inbursa, S.A. de C.V., las cuales podrían ser vistas como afiliadas de América Telecom. Las transacciones con afiliadas puede crear el potencial para conflictos de intereses. Actualmente estamos desarrollando procedimientos específicos para revisar transacciones con terceros.

Las protecciones que se otorgan a accionistas minoritarios en México son diferentes a las de los Estados Unidos.

De acuerdo con la ley mexicana, las protecciones que se otorgan a los accionistas minoritarios son diferentes a los de los Estados Unidos. En particular, la ley relativa a los deberes fiduciarios de los directores no se encuentra tan ampliamente desarrollada como en otras jurisdicciones, no existe procedimiento para acciones de clase o acciones derivadas de accionistas, y existen deferentes requisitos de procedimiento para entablar litigios de accionistas. Como resultado, en la práctica podría ser más difícil para los accionistas de América Móvil, ejerzan sus derechos en contra de nosotros, de nuestros directores o accionistas mayoritarios de lo que sería para los accionistas de una compañía constituida en otra jurisdicción, tal como los EE.UU.

Tenedores de Acciones serie L y de ADS de Acciones serie L tienen derechos de voto limitado y los tenedores de ADS pueden votar únicamente por medio del depositario

Nuestros estatutos disponen que los tenedores de Acciones L no se les permite votar excepto en tales asuntos limitados como lo son la transformación o fusión de América Móvil o la cancelación del registro de las Acciones L con la Comisión Nacional Bancaria y de Valores o con cualquier bolsa de valores en las que estén cotizando. Si es tenedor de Acciones L o de ADS de Acciones L, no podrá votar en la mayoría de los asuntos, incluyendo el decreto de dividendos, que de acuerdo con nuestros estatutos, estarán sujetos al voto de los accionistas.

Los tenedores de ADS no tiene derecho de asistir a las asambleas de accionistas, y sólo podrán votar por medio del depositario.

Bajo las leyes mexicanas, se requiere que el accionista deposite sus acciones con un custodio mexicano para poder asistir a la asamblea de accionistas. Un tenedor de ADS no podrá cumplir con este requisito, y en consecuencia, no tendrá derecho a asistir a las asambleas de accionistas. Un tenedor de ADS tiene derecho de dar instrucciones al depositario de cómo votar por las acciones representadas por ADS de acuerdo con los procedimientos estipulados en los contratos de depósito, pero el tenedor de ADS no podrá votar en base a sus acciones de manera directa en una asamblea de accionistas ni podrá otorgar un poder a un apoderado para que este lo haga.

Usted Podría no tener derecho a participar en futuros ofrecimientos de derechos de preferencia

De acuerdo con las leyes mexicanas, si emitimos nuevas acciones por efectivo como parte de un incremento de capital, generalmente tenemos que otorgarle a nuestros accionistas el derecho de comprar un número suficiente de acciones para mantener su porcentaje de propiedad existente en América Móvil. Los derechos para comprar acciones en estas circunstancias son conocidos como derechos de preferencia (prelación o prioridad). Podríamos no estar autorizados legalmente para permitir que los tenedores de ADS o tenedores de Acciones L o Acciones A en los Estados Unidos puedan ejercer sus derechos de preferencia en cualquier incremento futuro de capital, a menos que presentemos una declaración de registro con la U.S. Securities and Exchange Commission, o SEC (Comisión de Valores de EE.UU.), con relación a dicha futura emisión de acciones. En el momento de cualquier incremento futuro de capital, evaluaremos los costos y responsabilidades potenciales asociados con la presentación de la declaración de registro con la SEC y cualesquiera otros factores que consideremos importantes para determinar si presentaremos dicha declaración de registro.

No podemos asegurar que presentaremos una declaración de registro ante la SEC para permitir que los tenedores de ADS o tenedores de EE.UU. de Acciones L o Acciones A participen en un ofrecimiento de derechos preferenciales. Como resultado la participación de capital de dichos tenedores en América Móvil se diluirá en forma proporcional. Además, sujeto a las actuales leyes mexicanas, no es factible que un depositario venda derechos preferenciales y distribuir los ingresos obtenidos de la venta a los tenedores de ADS.

En algunas circunstancias nuestros estatutos restringen la transferencia de acciones

Nuestros estatutos consignan que cualquier adquisición o transferencia de más de un 10% de nuestro capital social a una persona o grupo de personas actuando en conjunto, requiere de la aprobación de nuestro Consejo de Administración, Si usted adquiere o transfiere más de 10% de nuestro capital social, no podrá hacerlo sin la aprobación del Consejo de Administración.

La Ley Mexicana y nuestros estatutos restringen la capacidad de los accionistas no mexicanos de invocar la protección de sus gobiernos con respecto a sus derechos como accionistas.

Según lo requiere la ley mexicana, nuestros estatutos disponen que los accionistas no mexicanos serán considerados como mexicanos en lo relacionado con su participación propietaria en América Móvil y se considerará que han acordado no invocar la protección de sus gobiernos en determinadas circunstancias. Sujeto a esta disposición, se considera que un accionista no mexicano se ha comprometido a no invocar la protección de su propio gobierno al pedir a dicho gobierno que interponga reclamación diplomática en contra del gobierno mexicano con relación a derechos de los accionistas en su calidad de accionista, pero no se considera que haya renunciado a otros derechos que tuviera, incluyendo derechos bajo las leyes de valores de EE.UU., con relación a sus inversiones en América Móvil. Si usted invocara dicha protección gubernamental en violación al presente contrato, podría perder los derechos de sus acciones a favor del gobierno mexicano.

Nuestros estatutos sólo pueden hacer cumplir en México

Nuestros estatutos disponen que las acciones legales relacionadas con el cumplimiento, interpretación o desempeño de los estatutos sólo pueden interponerse en tribunales mexicanos. Como resultado, puede resultar difícil para accionistas no mexicanos el poder ejercer sus derechos de accionista en cumplimiento a estos estatutos.

Podría ser difícil ejercer responsabilidad civil en nuestra contra o en contra de nuestros directores, funcionarios o personas con control

América Móvil está constituida bajo las leyes de México, y la mayoría de nuestros directores, funcionarios y personas en control residen fuera de los Estados Unidos. Además, todos, o una porción substancial de nuestros activos y de sus activos se encuentran localizados en México. Como resultado, podría ser difícil que los inversionistas efectúen notificación de actos procesales dentro de los Estados Unidos a tales personas o que se ejecuten juicios en su contra, incluyendo cualquier acción con base en responsabilidad civil sujeto a leyes federales de valores de EE.UU. No existe duda en cuanto a la exigibilidad en contra de dichas personas en México, ya sea en acciones originales o para hacer cumplir juicios de tribunales de EE.UU. de responsabilidades basadas únicamente en las leyes federales de valores de EE.UU.

Riesgos que se Relacionan con los Acontecimientos en México y en otros Países de Mercados Emergentes

Los acontecimientos económicos y políticos en México podrían afectar de manera adversa a nuestro negocio

Nuestras principales operaciones de negocios se localizan en México. Como resultado, nuestro negocio podría verse afectado de manera significativa por la condición general de la economía de México, por la devaluación del peso, por la inflación y las elevadas tasas de interés en México, o por acontecimientos políticos o cambios en la ley en México.

México ha experimentado condiciones económicas adversas

México experimentó una severa crisis económica después de la devaluación del peso en diciembre de 1994. En años recientes, las crisis en Asia, Rusia, Brasil y Argentina y otros mercados emergentes han afectado la economía mexicana de manera adversa y podrían volverlo a hacer. En el 2000, el PIB creció un 6.9% y la inflación bajó hasta el 8.9%. En el 2001, el PIB se redujo en 0.3% como resultado de la recesión de los Estados Unidos, mientras que la inflación bajó a 4.4%. El gobierno mexicano ha estimado el PIB en 2002 de 1.7% y inflación de 4.5%. Es posible que estas estimaciones no resulten exactas. Las condiciones económicas en México se encuentran muy influenciadas por las condiciones en los Estados Unidos. Si la economía de los Estados Unidos no se recupera, el crecimiento económico mexicano se verá afectado de manera adversa.

Si la economía mexicana cayera en una recesión o si la inflación y las tasas de interés se incrementaran significativamente, nuestro negocio, condición financiera y resultados de operación podrían sufrir consecuencias materiales adversas debido a que, entre otras cosas, la demanda de servicios de comunicación inalámbrica podría disminuir y los consumidores podrían sentir que sea difícil pagar por los servicios que ofrecemos.

La depreciación o fluctuación del peso con relación al dólar EE.UU. podría afectar en forma adversa nuestra condición financiera y los resultados de operaciones.

Nos vemos afectados por fluctuaciones en el valor del peso debido a que una porción significativa de nuestros activos financieros (14.0% al 31 de diciembre de 2001) y de nuestro endeudamiento (74.4% al 31 de diciembre de 2001) se encuentra denominado en divisas extranjeras, principalmente en dólares U.S. . Generalmente hemos tenido más activos que pasivos denominados en divisas extranjeras, por lo que hemos reportado ganancias por cambios cuando el peso se deprecia y pérdidas en cambios cuando el peso se revalúa

Una devaluación o depreciación severa del peso también podría dar por resultado una perturbación en los mercados de cambios internacionales y podrían limitar nuestra capacidad de transferir o convertir pesos a dólares estadounidenses y a otras divisas con la finalidad de realizar oportunamente pagos de intereses y principal de nuestro endeudamiento. Aún cuando actualmente el gobierno de México no restringe, y durante muchos años no ha restringido, el derecho o la capacidad de personas o entidades mexicanas o extranjeras para que puedan convertir pesos en dólares estadounidense o para transferir otras divisas fuera de México, en el futuro el gobierno podría instituir políticas restrictivas del tipo de cambio. Es probable que en períodos futuros, las fluctuaciones de las divisas continúen ejerciendo un efecto en nuestra condición financiera, en los resultados de las operaciones y en los flujos de efectivo.

Los elevados niveles de inflación y las altas tasas de interés en México podrían afectar en forma adversa nuestra condición financiera y nuestros resultados de operaciones.

En años recientes, México ha experimentado altos niveles de inflación. La tasa anual de inflación, según se mide por los cambios en el Índice Nacional de Precios al Consumidor, fue de 18.6% para 1998, 12.3% para 1999, 8.9% para el 2000 y 4.4% para el 2001. Las tasas de interés en los pagarés de Tesorería o *Cetes* mexicanos a 28 días promediaron 24.5% en 1998, 21.4% en 1999, 15.3% en 2000 y 11.3 en 2001. El 31 de mayo de 2002, la tasa de *Cetes* a 28 días era del 6.6%. Las tasas de interés elevadas en México pueden afectar nuestros costos de manera adversa y por lo tanto, nuestra condición financiera y los resultados de operaciones.

Los eventos políticos en México podrían afectar las políticas económicas mexicanas y nuestras operaciones

Las elecciones nacionales de México que se llevaron a cabo en julio del 2000 terminaron con 71 años de gobierno por el *Partido Revolucionario Institucional o PRI* con la elección del Presidente Vicente Fox, miembro del *Partido Acción Nacional o PAN.* Las elecciones dieron por resultado una mayor representación de los partidos de oposición en posiciones de alcaldías, gobiernos locales y legislativas en todo México. Actualmente, ni el PRI ni el PAN cuenta con una mayoría en el Congreso ni en el Senado.

Aún cuando hasta ahora no ha habido repercusiones adversas materiales como resultado de este cambio político, el gobierno multipartidista es todavía relativamente nuevo en México y podría dar como resultado condiciones económicas o políticas que podrían tener un efecto material adverso sobre nuestras operaciones. Además, la carencia de un partido mayoritario en la legislatura y la falta de alineamiento político entre la legislatura y la presidencia ha resultado en un estancamiento que podría evitar la implementación oportuna de política económica, que a su vez podría tener un efecto material adverso sobre la economía mexicana y sobre nuestro negocio.

Impuestos mexicanos sobre los servicios que ofrecemos podrían afectar nuestros resultados de operación

La legislación adoptada en el 2002 impone un impuesto especial del 10% aplicable a determinados servicios de telecomunicaciones, el cual puede ser aplicado a nuestros clientes. Impuestos especiales a los servicios que proporcionamos podrían ser impuestos como lo han sido en otros servicios de telecomunicaciones. Si un impuesto de esta naturaleza nos fuese aplicado sobre los servicios que suministramos, podrían afectar adversamente nuestras operaciones y su resultado.

Los acontecimientos en otros países de mercados emergentes podrían afectar en forma adversa nuestro negocio o el precio de mercado de nuestros valores

Muchas de nuestras inversiones y de nuestras empresas conjuntas y de una porción substancial de nuestros activos totales se encuentran localizados en otros países de mercados emergentes, incluyendo Guatemala, Ecuador, Brasil, Colombia y Argentina. Como resultado, los acontecimientos económicos y políticos en estos países, incluyendo futuras crisis económicas e inestabilidad política, podrían tener un efecto material adverso sobre nuestros negocios y resultados de operaciones.

Además, el valor de mercado de los valores de las compañías mexicanas se ve afectado, en grados que varían, por las condiciones económicas y de mercado de otros países de mercados emergentes. Aún cuando las condiciones económicas en dichos países pudieran diferir significativamente de las condiciones económicas en México, las reacciones de los inversionistas ante los acontecimientos en cualquiera de estos otros países podría tener un efecto adverso en el valor de mercado de los valores de los emisores mexicanos. A finales de octubre de 1997, los precios tanto de los valores mexicanos de deuda como los valores mexicanos de renta variable (títulos) bajaron de manera substancial, precipitados por una fuerte caída en el valor de los mercados asiáticos. De manera similar, en la segunda mitad de 1998, los precios de los títulos / valores de renta variable se vieron afectados de manera adversa por las crisis económicas en Rusia y en Brasil. En meses recientes, los precios de los títulos mexicanos se han visto afectados adversamente por la crisis económica en Argentina. Si la situación económica actual en Argentina se continúa deteriorando, o si ocurren eventos económicos o políticos adversos en otros países de mercados emergentes, no puede haber ninguna seguridad de que el valor de mercado de nuestros títulos no se viera afectado de manera adversa.

PROYECCIONES A FUTURO

El presente informe anual contiene declaraciones de proyecciones a futuro. Ocasionalmente podremos hacer declaraciones de proyecciones dentro de nuestros informes periódicos a la Securities and Exchange Comission en los Formularios 20-F y 6-K, en nuestros informes anuales a los accionistas, en circulares de oferta y prospectos, en boletines de prensa y en otros materiales escritos, y en declaraciones orales hechas por nuestros funcionarios, directores o empleados a analistas, inversionistas institucionales, representantes de los medios y a otros. Ejemplos de dichas declaraciones de proyecciones incluyen:

- proyecciones de ingresos de operación, utilidad (pérdida) de operación, utilidad (pérdida) neta por acción, gastos de capital, dividendos, estructura de capital u otros rubros o índices financieros;
- declaraciones de proyecciones de nuestros planes, objetivos o metas, incluyendo aquellos relacionados con la competencia, regulación y precios y cotizaciones;
- declaraciones de proyecciones sobre nuestro desempeño económico a futuro o el de México u otros países en los que operamos; y
- declaraciones de proyecciones a futuro que subyacen a dichas declaraciones.

Utilizamos palabras tales como "creer", "prever", "planear", "esperar", "tener intención de", "meta", "estimar", "proyectar", "predecir", "pronosticar", "lineamiento", "deberá", y expresiones similares para identificar las declaraciones de proyecciones a futuro pero no son la única manera en que identificamos dichas declaraciones.

Las declaraciones de proyecciones a futuro implican riesgos e incertidumbres inherentes. Advertimos que existe un número de factores importantes que podrían ocasionar que los resultados reales difieran substancialmente de los planes, objetivos, expectativas, estimaciones e intenciones expresadas en dichas declaraciones de proyecciones a futuro. Dichos factores, algunos de los cuales se examinan bajo "Factores de Riesgo" comenzando en la página 5, condiciones económicas y políticas así como las políticas del gobierno en México o en otros lugares, tasas de inflación, tipos de cambio, nuevas situaciones regulatorias, mejoras tecnológicas, demandas de clientes y competencia. Asimismo, advertimos que la anterior lista de factores no es exclusiva y que hay otros riesgos e incertidumbres que pueden ocasionar que los resultados reales difieran substancialmente de aquellos de las declaraciones de proyecciones a futuro.

Las declaraciones de proyecciones a futuro hablan únicamente a la fecha en que se expresan, y no asumimos ninguna obligación de actualizarlas a la luz de nueva información o de nuevas circunstancias futuras.

Punto 4. Información sobre la Compañía

LA COMPAÑÍA

Nosotros somos el proveedor principal de servicios de comunicaciones inalámbricas en México. Por medio de nuestra subsidiaria Radiomóvil Dipsa, S.A de C.V., que opera bajo la marca comercial de "Telcel", proporcionamos servicio de telecomunicaciones celulares en la totalidad de las nueve regiones en México, con una red que cubre aproximadamente el 34% del área geográfica de México, incluyendo todas las ciudades principales, y aproximadamente el 90% de la población de México. Al 31 de marzo del 2002, Telcel contaba con 17.9 millones de suscriptores.

Contamos con subsidiarias en el sector de telecomunicaciones en Guatemala, Ecuador, Brasil, Colombia, Argentina, los Estados Unidos y México. Recientemente adquirimos el control de Telecom Américas, una empresa conjunta constituida en noviembre de 2000 entre nosotros, Bell Canada International, Inc. (BCI) y SBC International, Inc. (SBCI). Telecom Américas tiene participaciones en cuatro operadoras inalámbricas en Brasil. En mayo de 2002, acordamos adquirir la participación de BCI en Telecom Américas, y en junio de 2002 ejercimos una opción para adquirir la participación de SBCI en Telecom Américas. En febrero de 2002, adquirimos de Telecom. Américas, las operadoras inalámbricas colombianas, Comcel y Occel. Al 31 de marzo de 2002, contábamos con una base de suscriptores de 27.4 millones. Ver "Operaciones Mexicanas", "Operaciones No Mexicanas" y "Telecom Américas".

América Móvil, S.A. de C.V. es una *sociedad anónima de capital variable* constituida de conformidad con las leyes de México, teniendo sus oficinas ejecutivas principales en Lago Alberto 366, Edificio Telcel I. Piso 2, Colonia Anáhuac, 11320, México, D.F., México. El número telefónico de América Móvil en esta ubicación es el (5255) 2581-4411.

Historia

América Móvil se estableció en septiembre de 2000 en una escisión de Teléfonos de México, S.A. de C.V. (Telmex), proveedor principal de servicios telefónicos locales y de larga distancia en México. Dicho proceso se implementó utilizando el procedimiento que de acuerdo a las leyes corporativas mexicanas se denomina *escisión* o "split-up" (ruptura). Las acciones de América Móvil fueron entregadas a los accionistas de Telmex el 7 de febrero de 2001.

Nuestro negocio inalámbrico en México se lleva a cabo por medio de nuestra subsidiara Telcel, que rastrea su historia al establecimiento en 1956 de Publicidad Turística, S.A., un afiliada de Telmex que publicaba los directorios telefónicos. En 1981, la Secretaría de Comunicaciones y Transportes de México le otorgó a Publicidad Turística una concesión para la instalación y operación de un sistema de teléfonos inalámbricos en la Ciudad de México. En 1984, Publicidad Turística cambio su nombre por el de Radiomóvil Dipsa, S.A. de C.V. y en 1989, la compañía comenzó a operar bajo el nombre comercial de "Telcel".

Entre 1988 y 1990. Telcel amplió su red celular en el espectro de frecuencia de 800 megahertz (Banda B) para cubrir las ciudades de Tijuana, Cuernavaca, Toluca, Guadalajara, Monterrey y el área metropolitana de la Ciudad de México, y en 1990 Telcel empezó a ofrecer servicios celulares a la totalidad de las nueve regiones en México.

En 1998, se le otorgó a Telcel el espectro de frecuencia de 1900 megahertz (Banda D) para servicios de comunicaciones personales (PCS) en todas las nueve regiones en México. Telcel lanzó servicio PCS en la Ciudad de México en 1999 y actualmente ofrece el servicio en todas las nueve regiones.

Nuestras subsidiarias internacionales y nuestras inversiones en Telecom Américas y nuestras otras afiliadas internacionales fueron adquiridas durante 1999, 2000 y 2001. Ver "Operaciones Mexicanas", Operaciones No Mexicanas".

Principales Subsidiarias y Afiliadas

Las tablas que aparecen a continuación y el diagrama que sigue, consignan nuestras principales subsidiarias y afiliadas a la fecha del presente informe anual.

Nombre de la Compañía	Jurisdicción del Establecimiento	Interés Propietario(1)
Sercotel, S.A. de C.V.	México	100.0%
Inmobiliaria los Cántaros, S.A. de C.V.	México	100.0
AM Treasury, LLC	Delaware	100.0
Radiomóvil Dipsa, S.A. de C.V.	México	100.0
SubDipsa Treasury LLC	Delaware	100.0
TracFone Wireless, Inc.	Florida	97.8
Occidente y Caribe Celular S.A. (Occel)	Colombia	95.5
Comunicación Celular S.A. (Comcel)	Colombia	94.6
Telecomunicaciones de Guatemala, S.A.	Guatemala	94.4
Servicios de Comunicaciones Personales Inalámbricas, S.A-	Guatemala	94.4
Speedy Móvil, S.A. de C.V.	México	85.0
Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL	Ecuador	80.6
Techtel—LMDS Comuncaciones Interactivas, S.A.	Argentina	60.0
Telstar, S.A.	Uruguay	60.0
Telecom. Américas Ltd(2)	Bermuda	52.8
CompUSA, Inc.	Delaware	49.0

(1) Porcentaje de recursos propios es propiedad de América Móvil directa o indirectamente mediante subsidiarias o afiliadas.
(2) A continuación del cierre de nuestra adquisición de las participaciones de BCI y SBCI, y las aportaciones de capital que se realizan actualmente tendremos una participación de 94.5% en Telecom Américas.

La tabla que sigue consigna las subsidiarias principales que tiene Telecom Américas a la fecha del presente informe anual.

Nombre de la Compañía	Jurisdicción del Establecimiento	Interés Económico(1)
ATL—Algar Telecom Leste S.A.(2)	Brazil	100.0%
Tess S.A.(3)	Brazil	100.0
Americel S.A.(4)	Brazil	77.4
Telet S.A.(4)	Brazil	77.5

(1) La participación económica de Telecom Américas, incluyendo acciones que sean propiedad directa o indirecta y acciones sujetas a opciones o a otros derechos contractuales (que pueden ser sujetos de condiciones regulatorias u otras) a favor de Telecom Américas.
(2) Telecom Américas tiene una participación de voto de un 19.9% en la compañía tenedora por medio de la cual tiene sus participaciones en ATL. SBCI tiene una participación de voto mayoritario indirecto en esta compañía tenedora (de acciones).
(3) Telecom Américas tiene indirectamente una participación de voto de un 19.9% en Tess.
(4) Telecom Américas tiene una participación de voto de 19.9% en la compañía tenedora por medio de la cual tiene sus participaciones en Americel y Telet. BCE Inc. tiene indirectamente una participación de voto mayoritario en esta compañía tenedora.

FILE No. 82-5251


América Móvil, S.A. de C.V.
100.0%
Sercotel, S.A. de C.V.
100.0%
Radiomóvil Dipsa, S.A. de C.V. (Mexico)
97.8%
TracFone Wireless, Inc. (Florida)
95.5%
Occidente y Caribe Celular S.A. (Occel) (Colombia)
94.6%
Celular S.A. (Comcel) (Colombia)
94.4%
Telecomunicaciones de Guatemala, S.A. (Guatemala)
100.0%
Servicios de Comunicaciones Personales Inalámbricas, S.A. (Guatemala)
85.0%
Speedy Móvil, S.A. de C.V. (Mexico)
80.6%
Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Ecuador)
60.0%
Techtel-LMDS Comunicaciones Interactivas, S.A. (Argentina)
60.0%
Telstar, S.A. (Uruguay)
52.8%
Telecom Américas, Ltd. (Bermuda)
100.0%E
ATL-Algar Telecom Leste S.A. (Brazil)
100.0%E
Tess S.A. (Brazil)
77.4%E
Americel S.A. (Brazil)
77.5%E
Telet S.A. (Brazil)
49.0%
CompUSA, Inc. (Delaware)

OPERACIONES MEXICANAS

Nuestra subsidiaria Telcel es el principal proveedor de servicios de comunicaciones inalámbricas en México. Al 31 de diciembre de 2001, la red celular de Telcel abarcaba 34% del área geográfica de México, incluyendo todas las ciudades principales el 89.9% de la población de México. Telcel cuenta con concesiones para operar una red inalámbrica en la totalidad de las nueve regiones de México utilizando tanto espectros de radio de 800 megahertz (Banda B) como de 1900 megahertz (Banda D). Al 31 de marzo de 2002, Telcel contaba con 17.9 millones de suscriptores celulares y, de acuerdo con Cofetel, una participación aproximada del 78% del mercado inalámbrico mexicano. Aproximadamente 20% de los suscriptores celulares de Telcel se localizan en el área de la Ciudad de México.

En 2001, Telcel tuvo ingresos por Ps.32,268 millones, representando el 78.0% de los ingresos consolidados de América Móvil por dicho período, y un ingreso neto de Ps.1,949 millones. Al 31 de diciembre de 2001, Telcel contaba con activos totales por Ps.51,642 millones, representando el 55.7% de los activos totales de América Móvil a dicha fecha.

En donde se encuentran implementados contratos de 'roaming', Telcel puede ofrecer servicio a clientes de otros proveedores inalámbricos cuando viajen a través de su área de servicio y los suscriptores de Telcel pueden asimismo, viajar - 'roam' por las áreas de servicio de otros proveedores inalámbricos. Telcel continúa ampliando su red de comunicaciones celulares para poder cubrir un área geográfica tan amplia como sea económicamente factible a fin de cumplir con las demandas de los consumidores.

La siguiente tabla consigna información relativa a la base de suscriptores de Telcel, su cobertura y asuntos relacionados a las fechas y por los períodos que se indican:

	Diciembre 31,				
	1997	**1998**	**1999**	**2000**	**2001**
Ingresos (1)	Ps. 6,252	Ps. 10,043	Ps. 14,760	Ps. 23,531	Ps. 32,268
Promedio mensual de Ingresos por suscriptor durante los 12 meses anteriores(2)	Ps. 550	Ps. 475	Ps. 29[illegible]	Ps. 223	Ps. 183
Utilidades netas(1)	229	1,972	3,01[illegible]	2,100	1,949
Activos totales	6,961	10,595	18,048	63,287	51.642
Líneas celulares en servicio (miles):					
Suscriptor de prepago	661	1,465	4,450	9,488	15,806
Suscriptor de pospago	452	648	822	974	1,160
Total	1,113	2,113	5,272	10,462	16,965
Incremento de suscriptores durante los 12 meses precedentes	69.3%	89.8%	149.4%	98.4%	55.3%
Penetración cellular(1)	1.2%	2.2%	5.4%	10.7%	16.9%
Porcentaje de la población cubierta(2)	80.2%	80.6%	82.3%	86.3%	89.9%
Promedio de minutos usados por mes por suscriptor durante los 12 meses precedentes	100	96	90	86	7[illegible]
Minutos de llamada celular por los 12 meses precedentes (millones)	1,026	1,784	3,513	7,891	11,67[illegible]
Empleados	1,966	2,532	4,510	6,452	7,64[illegible]

(1) En millones de pesos constantes al 31 de diciembre de 2001
(2) En pesos constantes al 31 de diciembre de 2001
(3) Número de líneas celulares Telcel en servicio dividido por la población de México.
(4) Porcentaje de población que puede acceder la señal de telefonía celular de Telcel.

El negocio de Telcel está sujeto a una regulación de gran amplitud y supervisión por parte de la Secretaría de Comunicaciones, de la Comisión Federal de Telecomunicaciones o Cofetel y de la Comisión Federal de Competencia o COFECO. La Secretaría de Comunicaciones es parte de la rama ejecutiva del gobierno federal mexicano y Cofetel es un organismo independiente de la Secretaría de Comunicaciones. COFECO es un organismo independiente de la Secretaría de Economía. La regulación y la supervisión están gobernadas por la Ley General de Medios de Comunicación, las Regulaciones de Telecomunicaciones adoptadas bajo dicha ley, la Ley Federal de Telecomunicaciones, la Ley Federal de Competencia Económica y los acuerdos de concesiones y licencias concedidos por la Secretaría de Comunicaciones Ver "—Regulación".

Servicios y Productos

Servicios de Voz

Telcel ofrece servicios de voz bajo una variedad de planes de tarifas para adaptarse a las necesidades de los diferentes segmentos de usuarios. Los planes de tarifas pueden ser ya sea "de pospago" – en los que se le factura al cliente mensualmente por el mes anterior – o "de prepago" – en los que el cliente paga por adelantado por un volumen especificado de uso durante un período especificado.

Los planes pos–pagados de Telcel incluyen los siguientes cargos:

- pagos mensuales, que generalmente incluyen un número de minutos de uso gratis,
- cargos por uso, por uso en exceso del número especificado de minutos incluidos en el cargo mensual, y
- cargos adicionales, incluyendo cargos por correo de voz, identificador de llamadas, llamada en espera, bloqueo de llamadas e información general.

Determinados planes incluyen el costo del 'roaming' y de larga distancia en el precio por minuto de manera que todas las llamadas dentro de México tienen el mismo costo por minuto. Algunos planes pos–pagados están diseñados para suscriptores de uso elevado y moderado, quienes de manera típica están dispuestos a pagar tarifas mensuales más elevadas a cambio de bloques mayores de minutos gratis, servicios tales como correo de voz, traslado de llamadas, llamada en espera, identificación de llamadas y conferencia (tres a la vez) y cargos menores por minuto de tiempo aire bajo un mismo contrato. Para satisfacer las necesidades más limitadas de suscriptores pos–pagados de bajo uso, Telcel también ofrece planes que proporcionan un cargo mensual fijo, de precio moderado combinado con un cargo elevado por minuto de tiempo aire y relativamente pocos minutos gratis. Los clientes pos–pagados, que incluyen muchas cuentas corporativas y de profesionales, se suscriben con frecuencia a servicios digitales adicionales tales como correo de voz, traslado de llamadas, llamada en espera, identificador de llamadas y conferencia (tres a la vez). todos los cuales están incluidos en la cuota mensual. En 2001, aproximadamente 39% de los ingresos de operación de Telcel se derivaron de clientes de pospago de Telcel.

Telcel ajusta sus tarifas con base en las condiciones de competencia, tasas de inflación y estándares internacionales. En julio de 1998, Telcel incremento en 7% sus tarifas nominales por cargos mensuales y los cargos por uso en un 5%, y en abril de 1999, aumentó en un 12% sus tarifas nominales por cargos mensuales. Las tarifas de los planes pos–pagados no se incrementaron en el 2000 ni en el 2001, y se espera que permanezcan estables en tanto el entorno económico mexicano también permanezca estable. Telcel ofrece descuentos que reducen las tarifas reales pagadas por sus clientes con base en el tiempo de uso, de manera que las llamadas realizadas en horas no pico (10 p.m. a 7 a.m. entre semana y cualquier hora en fines de semana) son menos caras que las llamadas hechas durante las horas restantes o las horas pico.

Telcel ofrece también varios planes de prepago, ninguno de los cuales incluye activación o cargos mensuales. Los clientes de prepago compran tarjetas prepagadas por una cantidad específica de tiempo

aire y reciben también servicios adicionales tales como correo de voz e identificador de llamadas, aunque mucho menos amplio que aquellos disponibles bajo planes pos-pagados. Telcel comenzó a ofrecer datos de paquete digital celular (CDPD) a los clientes de prepago en octubre de 2001 y servicios de mensaje corto (SMS) en enero de 2002. De manera típica los clientes de prepago generan bajos niveles de uso celular y con frecuencia no están dispuestos a hacer compromisos financieros fijos o no cuentan con el perfil crediticio para comprar servicios celulares en un plan pos–pagado. Los planes de prepago atienden las necesidades de segmentos de consumidores específicos tales como el mercado joven, familias clientes con ingresos variables que de otra manera no podrían obtener servicio debido a su perfil de crédito y clientes que prefieren pagar en efectivo. Los clientes de prepago incluyen también a padres que desean controlar costos para sus hijos. En 2001, aproximadamente 51% de los ingresos de operación de Telcel fueron generados por clientes de prepago de Telcel.

El número de clientes de prepago de Telcel creció en un 67% durante el período de 12 meses que terminó el 31 de diciembre de 2001, comparado con el índice de crecimiento de los suscriptores pos–pagados de 19%. Telcel considera que el mercado prepagado representa un mercado grande y creciente subpenetrado y una oportunidad para mejorar sus márgenes porque comparado con el plan pos–pagado promedio, los planes prepagados implican cargos promedios por minuto de tiempo aire más elevados, menor costo para la adquisición de suscriptores y ningún costo por facturación, crédito ni ningún riesgo de pago. Sin embargo en promedio, el uso de minutos de los clientes de prepago es substancialmente menor que el de los clientes pos–pagados y no pagan cuotas mensuales y, como resultado, generan ingresos mensuales promedio substancialmente menores por cliente.

México utiliza el sistema de servicio celular de "el que llama paga", sujeto al cual los suscriptores únicamente pagan las llamadas salientes. En mayo de 1999, éste reemplazó el sistema de "el usuario móvil paga", bajo el cual los suscriptores también pagaban las llamadas entrantes. Los suscriptores tienen la opción de conservar el sistema de "el usuario móvil paga", pero para hacerlo deben cambiar su número de teléfono celular.

Servicios de Datos

Servicios de Mensajes

En abril de 1998, Telcel comenzó a ofrecer servicios de datos en forma de servicios de mensajes cortos de una vía (SMS) a sus clientes pos – pagados. SMS ofrece un servicio de localizador de una sola vía así como una variedad de servicios de información preseleccionados por los clientes, incluyendo informes del tiempo, cotizaciones financieras y noticias de espectáculos. En 2002 Telcel comenzó a ofrecer servicios de localizador de doble vía, permitiendo a sus clientes de prepago y de pospago enviar y recibir mensajes de texto cortos utilizando tecnología TDMA y GSM.

Internet

El protocolo de aplicación inalámbrica (WAP) es un estándar global diseñado para hacer que los servicios de Internet estén disponibles para los usuarios de telefonía móvil. Actualmente, los servicios disponibles por medio de WAP incluyen correo electrónico (e-mail), servicios de datos e información y transacciones comerciales electrónicas. El estándar permite que un micro "explorador" en un teléfono móvil pueda enlazarse dentro de un servicio de puerta de acceso en la red de Telcel para que los usuarios puedan desplazarse dentro de diferentes páginas de información en el Internet.

Telcel lanzó su puerta de acceso WAP para las principales ciudades en la totalidad de las nueve regiones de México en septiembre del 2000, habilitando a los usuarios de prepago y de pospago de teléfonos móviles en esas regiones para poder acceder el e-mail, los bancos, una variedad de reservaciones y otros tipos de servicios comerciales electrónicos. En septiembre de 2001 Telcel introdujo su website Internet Datum, permitiendo que los clientes tuvieran acceso a diversos servicios tales como e-mail y noticias financieras mediante un PDA conectado a un módem inalámbrico.

Transmisión de datos

En septiembre del 2000, Telcel tendió una red de servicios de datos con base en una plataforma de datos de paquete digital celular (CDPD) disponible para suscriptores pos – pagados en las principales ciudades de todas las nueve regiones. A partir de noviembre de 2001, estos servicios estaban disponibles para los clientes de prepago de Telcel. La red CDPD es una red de conmutación de paquete que se aprovecha del hecho de que, en muchas aplicaciones de datos, la información se envía en ráfagas de actividad, con períodos quietos intermitentes. A diferencia de los servicios de datos conducidos por redes inalámbricas análogas o digitales de conmutación de circuito, la plataforma CDPD proporciona medios significativamente mas eficientes en relación a costos de envío de datos para la mayoría de las aplicaciones, ya que permite que muchos usuarios compartan el canal de red. En lugar de tener que marcar para entrar, los suscriptores del sistema CDPD permanecen siempre conectados a un servicio de red que proporciona acceso a las redes de datos de paquete.

Los servicios de CDPD de Telcel tienen la capacidad de dar cabida a aplicaciones tan específicas de la industria como son:

- *Telemetría* – Las redes inalámbricas permitirán que compañías tales como proveedoras de gas y electricidad puedan rastrear el uso de clientes vía conexión inalámbrica entre el medidor de campo y un control central. La telemetría se puede aplicar también en la medicina para monitorear pacientes dentro de y fuera del hospital.
- *Validación inalámbrica de tarjeta de crédito* – El equipo de terminal permite que los comerciantes verifiquen tarjetas de crédito / débito. Con CDPD, las terminales de validación pueden permanecer en línea de manera inalámbrica, reduciendo substancialmente el tiempo requerido para procesar una validación y eliminando la necesidad de una línea telefónica separada en la terminal de verificación. Esto puede abrir una variedad de aplicaciones nuevas en las industrias de servicio remoto, tales como las de comida rápida y entrega.
- *Aplicaciones para despachar* – Las compañías de mensajería, compañías de entregas y compañías con grandes instalaciones de campo y grupos de reparación utilizan la tecnología CDPD para dar apoyo a sus empleados. Se puede despachar a los trabajadores con detalladas órdenes de trabajo, pueden acceder bases de datos de clientes desde el campo y pueden liquidar las órdenes de trabajo en línea.
- *Aplicaciones para seguridad pública* – Los estados y municipalidades puede utilizar CDPD como medio básico de comunicación de datos con los vehículos de seguridad pública.
- *Localización de vehículos automatizada* –Mediante el uso de un pequeño dispositivo que contiene un módem CDPD y un sistema de posicionamiento global, o dispositivo GPS, los usuarios pueden rastrear flotillas de vehículos en el Internet, permitiendo acceso rápido y efectivo en relación a costos de la información necesaria para enrutar y despachar vehículos y paquetes.

Telcel comenzó a ofrecer datos de conmutación por circuito (CSD) a todos sus usuarios y servicios generales de radio de paquete (GPRS) a sus usuarios pospagados mediante su nueva red GSM. En la segunda mitad del 2002, Telcel planea extender sus servicios GPRS a sus usuarios de prepago Ver "- –Red Inalámbrica".

Productos

Telcel ofrece una variedad de productos como complemento a sus servicios inalámbricos, incluyendo aparatos celulares y accesorios tales como cargadores, sistema de manos libres, clips para cinturón y baterías. Como parte de su ofrecimiento de servicio de prepago básico, Telcel le proporciona a los nuevos clientes un "Amigo Kit, que incluye un aparato micro telefónico, un cargador y otros

accesorios a un precio subsidiado. Los nuevos clientes pos–pagados también reciben un aparato micro telefónico a un precio subsidiado.

Durante el pasado, Telcel ha ofrecido una variedad de tipos de aparatos celulares incluyendo dispositivos analógicos, digitales y de modo – dual banda – dual. La mayoría de los aparatos telefónicos que ofrece actualmente Telcel son de modo – dual banda – dual, que pueden operar tanto en modos analógicos como digitales y pueden conmutar entre los espectros de radio de 800 y 1900 megahertz.

Interconexión

Telcel gana ingresos de interconexión de cualquier llamada a alguno de sus suscriptores, o a un suscriptor de roaming de otro proveedor de servicio celular localizado dentro de la región cubierta por Telcel, que se origine con otro proveedor de servicio (celular o fijo). Telcel le cobra al proveedor de servicio desde cuya red se origine la llamada un cargo por interconexión por cada minuto que la red de Telcel es utilizada en conexión con la llamada. El cargo actual por interconexión en México por llamadas realizadas desde una línea fija a una línea celular o desde una línea celular a otra línea celular es de Ps.1.90 por minuto. El cargo actual de interconexión por llamadas hechas desde una línea celular a una línea fija, que Telcel le paga a Telmex, es de Ps. 0.31 por minuto.

Telcel ha celebrado contratos de interconexión con Telmex y otros proveedores de servicio en conexión con su red TDMA, y espera celebrar próximamente contratos similares en conexión con su nueva red GSM. Los contratos de interconexión especifican un número de puntos de conexión, ubicación de puntos de interconexión, el método mediante el cual se deben transmitir y recibir las señales y los costos y tarifas de interconexión. Ver "—Regulación—Interconexión".

Roaming

Telcel ofrece servicios de roaming domésticos así como internacionales a suscriptores participantes. Los suscriptores que pagan las tarifas de roaming doméstico logran acceso a la red Telcel nacional, mientras que los suscriptores que pagan tarifas de roaming internacional pueden utilizar el roaming fuera de México, utilizando las redes de los proveedores de servicio celular con los cuales Telcel ha celebrado contratos de roaming. Telcel ha celebrado 77 de estos contratos, 54 de los cuales con proveedores de servicio celular en EE.UU., 9 con proveedores canadienses, 13 con proveedores de Centro y Sudamérica y uno con operadores de satélites a nivel mundial. De acuerdo con los contratos de roaming, cuando se hace una llamada de dentro de una de las regiones de concesión de Telcel por un suscriptor a otro proveedor de servicio celular, dicho proveedor de servicios le paga a Telcel por dicha llamada de acuerdo con la tarifa aplicable. A la inversa, cuando un suscriptor de Telcel realiza una llamada celular fuera de una región cubierta, Telcel deberá pagar los cargos aplicables al proveedor de servicio celular en cuya región se origine la llamada. Estos pagos se canalizan a través de Telecommunication Services International, que funciona como un centro de intercambio de información (cámara de compensación) que cobra y redistribuye las tarifas de roaming de y hacia los proveedores participantes.

Mercadotecnia

Telcel desarrolla la sensibilidad del cliente mediante sus esfuerzos de mercadeo, promoción y de cuidar al cliente de alta calidad. Aprovecha y se afirma sobre la fortaleza de su muy reconocida marca comercial para incrementar la percepción del cliente y la lealtad del cliente, empleando continuados esfuerzos publicitarios por medio de impresos, radio, televisión, patrocinio de eventos deportivos y otras campañas publicitarias al aire libre. Además, Telcel hace uso de esfuerzos publicitarios concentrados para promover productos y servicios específicos tales como el 'Amigo Kit' y sus servicios de Internet.

Telcel tiene como objetivo los grupos de clientes que comparten características comunes o que tienen necesidades en común. Luego Telcel arma un paquete de servicios que satisface las necesidades particulares de dicho grupo – objetivo mediante uno de sus varios planes de fijación de precios. Como parte de sus esfuerzos promocionales, Telcel les ofrece a sus nuevos suscriptores de prepago y de pospago

un aparato celular gratis o subsidiado cuando se suscriben, mismo equipo que los clientes pospagados pueden conservar cuando expira su contrato.

Telcel ha diseñado paquetes promocionales, incluyendo aparatos celulares gratuitos y bajas tarifas mensuales, con el fin de animar a nuevos clientes y a los actuales clientes de prepago para que se suscriban a planes de pospago que incluyen servicios tales como correo de voz, llamada en espera e identificador de llamadas..

Ventas y Distribución

Telcel comercializa sus servicios inalámbricos principalmente por medio de distribuidores exclusivos localizados en todo México. Durante el año que terminó el 31 de diciembre de 2001, aproximadamente 89% de las ventas de Telcel de aparatos celulares se generaron por medio de los distribuidores celulares, con aproximadamente un 10% por ventas en tiendas propiedad de la compañía y 1% de ventas directas a cuentas corporativas.

Telcel tiene relaciones con una amplia red de aproximadamente 275 distribuidores exclusivos, los cuales venden servicios y productos Telcel. Por los servicios de pospago, el distribuidor recibe una primera comisión cada vez que se firma a un nuevo cliente, otra comisión si el cliente permanece durante un período específico. Por servicios de prepago, el distribuidor recibe ya sea una primera comisión seguida de otra comisión cada vez que el cliente recargue su cuenta con una tarjeta prepagada (después de tres recargas) o una comisión representando la utilidad restante entre el precio de menudeo y el precio al cliente, dependiendo del tipo de plan que se venda. Los distribuidores reciben una comisión adicional bajo todos los planes basada en el volumen ventas registradas. Telcel opera programas permanentes de capacitación y evaluación de distribuidores para ayudar a mantener el nivel de calidad de servicio.

Las tiendas de menudeo, propiedad de la compañía de Telcel ofrecen una variedad de servicios y productos celulares con la posibilidad de comprar en una sola tienda . Los clientes que entran a la tienda pueden suscribirse a planes de pospago, comprar tarjetas prepagadas y comprar aparatos micro – telefónicos y accesorios. Las tiendas propiedad de la compañía también funcionan como puntos de servicio a clientes y centros de pago. Telcel es propietaria y opera 121 centros de ventas y servicio a clientes a través de las nueve regiones y continuará abriendo nuevos centros de servicio con el fin de ofrecer sus productos directamente a los suscriptores de maneras más efectivas.

Además, Telcel distribuye tarjetas prepagadas y aparatos micro–telefónicos, los últimos como parte de los "Amigo Kits" consistente en aparatos micro–telefónicos y tiempo aire gratuito que va de 20 a 200 minutos, por medio de distribuidores que incluyen a Telmex y su red de ventas al menudeo. Telmex compra las tarjetas prepagadas y los aparatos micro – telefónicos sujeto a los términos comerciales que se les dan a otros distribuidores celulares.

Para dar servicio a las necesidades de sus grandes clientes corporativos y otros de alto uso, Telcel cuenta con un dedicado grupo de ventas corporativas.

Actualmente Telcel está desarrollando un proyecto para vender y distribuir sus productos y servicios por el Internet, y comenzó a ofrecer el paquete Amigo Kit de aparatos micro – telefónicos y accesorios en su página (sitio) web en enero del 2001.

Facturación y cobranza

Telcel le factura a sus clientes de pospago mediante facturas mensuales, que detallan los cargos desglosados tales como uso consumo, servicios como correo de voz, traslado de llamadas, llamada en espera, identificación de llamadas y conferencia (tres a la vez), así como cargos de larga distancia y roaming. Los clientes pueden pagar sus cuentas con una tarjeta de crédito, a través de un banco (incluso por la página – sitio 'web' de del banco en Internet), en persona en las tiendas de menudeo de Telcel y, a partir de julio del 2001, por medio del sitio web de Telcel en el Internet).

Si un cliente de de pospago se retrasa en su pago por más de 17 días, se le podrá suspender el servicio en tanto se reciba el pago total de todos los cargos pendientes. Si el pago de suscriptor tiene más de 60 días de retraso, podrá descontinuarse el servicio. Las cuentas que tienen más de 90 días vencidas se consideran cuentas dudosas. Los clientes de prepago podrán continuar recibiendo llamadas hasta por 180 días después de que hayan agotado sus tarjetas de crédito prepagadas, pero deberán comprar créditos adicionales dentro de 60 días del prepago anterior para hacer llamadas de salida.

Servicio a Clientes

Telcel le otorga alta prioridad a proporcionarle a sus clientes un cuidado y apoyo a clientes de calidad. Aproximadamente 60% de los empleados de Telcel se dedican a servicio a clientes. Los clientes podrán llamar a un número de teléfono sin cargo o pueden acudir a cualquiera de los centros de ventas y servicio a clientes localizadas a través de las nueve regiones para informarse con respecto al servicio y a sus opciones de planes. Además, utilizando el sitio web de Telcel, los suscriptores podrán estar al tanto con relación a los diversos planes de tarifas, productos y promociones que se ofrecen, así como poder suscribirse para recibir servicios adicionales.

Red Inalámbrica

Las redes inalámbricas de Telcel utilizan tecnologías tanto análogas como digitales. En marzo del 2002, la proporción del tráfico digital midió 61.8% del tráfico total. Telcel utiliza tecnología digital de acceso múltiple de división del tiempo (TDMA) en los espectros de frecuencia de 800 megahertz (Banda B) y de 1900 megahertz (Banda D), y para la segunda mitad del 2002, espera lanzar una nueva red que utiliza tecnología digital de sistema global para comunicaciones móviles (GSM) en el espectro de frecuencia de 1900 megahertz (Banda B). La TDMA es una tecnología digital que divide el espectro de radio en ranuras de tiempo asignadas para transmitir señales. Comparada con la tecnología análoga, TDMA hace que las señales de voz sean más difíciles de interceptar, incrementa el volumen de tráfico y ofrece calidad de voz mejorada. GSM es un estándar digital utilizado en Europa, América del Norte y otros lugares. Comparada al TDMA, el GSM proporciona acceso a una ruta mejor desarrollada hacia las tecnologías inalámbricas de tercera generación y, debido a que se utiliza tan ampliamente cuenta con disponibilidad más rápida de nuevos productos y servicios, así como una variedad más a amplia de proveedores. El CDMA es una tecnología digital alternativa que divide el espectro del radio mediante códigos en vez de cuotas de tiempo. Comparado con TDMA y GSM, permite que más suscriptores utilicen el mismo espectro, pero es menos maduro y su apoyo para los proveedores es menos bueno y además la ruta de CDMA a las tecnologías de tercera generación no está tan desarrollada como lo está para GSM.

En el cuarto trimestre del 2000, Telcel introdujo servicios de datos basados en tecnología CDPD que está diseñada para mejorar los servicios de transmisión de datos en su red TDMA y para puentear la brecha entre tecnologías inalámbricas de segunda y tercera generación. En la segunda mitad del 2002, Telcel planea ofrecer servicios de datos GPRS a través de su nueva red GSM.

Tecnologías analógica y digital

Telcel ofrece servicio celular tanto analógico como digital. Actualmente el servicio digital se proporciona utilizando servicio estándar TDMA y para la segunda mitad del 2002, se espera proporcionarlo utilizando el servicio estándar GSM. Telcel considera que la tecnología digital ofrece muchas ventajas con relación a la tecnología análoga, incluyendo capacidad de red substancialmente mayor, gran privacidad en las llamadas, servicios y características mejoradas, menores costos de operación, menor susceptibilidad al fraude y la oportunidad de proporcionar transmisiones de datos mejoradas. El servicio digital también le permite a Telcel proporcionar beneficios y servicios agregados a sus clientes, incluyendo SMS, vida prolongada de las baterías e identificador de llamadas.

Al ir creciendo Telcel, necesitará incrementar su capacidad con el fin de sostener un mayor tráfico de red. Las rutas de voz digitales requieren menor capacidad de espectro de frecuencia de radio que las

rutas de voz análogas. Además, para mejorar la capacidad, la tecnología digital le da también a Telcel una ventaja en costos al permitir que Telcel produzca minutos de red con menor capital y gastos de operación que la tecnología análoga. No sólo es menor el costo del equipo de red digital por ruta de voz que el equipo de red análoga, sino que también los costos fijos, tales como torres, refugios y otros equipos comunes, se reducen al extenderlos sobre áreas geográficas mayores.

Al 31 de diciembre del 2001, el 100% del tráfico de red total de Telcel ya utilizaba el servicio celular digital TDMA. Actualmente, todas las bases de radio de Telcel están equipadas con canales de tráfico digital y analógico y Telcel se encuentra en el proceso de convertir sus bases de radio para que utilicen únicamente canales de tráfico digital. Convertir de servicio analógico a digital requiere que un suscriptor compre un aparato celular de modo dual que cuesta aproximadamente U.S.$125 hasta U.S.$400. Telcel vende algunos aparatos celulares digitales a menos del costo para inducir a los suscriptores a convertirse del servicio analógico al digital.

Red TDMA

Telcel actualmente utiliza tecnología TDMA para su red digital. TDMA permite el uso de aparatos celulares de modo dual banda dual avanzados para permitir el 'roaming' a lo largo de todos los sistemas analógicos y digitales y a través de los espectros de 800 megahertz y 1900 megahertz. La tecnología TDMA también permite servicios y características mejoradas, tales como servicio de mensaje corto alfanumérico, vida prolongada de baterías, mayor seguridad de llamadas y calidad de voz mejorada. El equipo TDMA está disponible con los principales proveedores de telecomunicaciones como lo son Lucent, Ericsson y Nortel.

Red GSM

Ericsson ha acordado con Telcel, la construcción, instalación y transferencia a Telcel de red GSM en el espectro de frecuencia de 1900 megahertz en todas las nueve regiones en México. La primera fase de la nueva red está programada para estar en operación comercial en la segunda mitad de 2002. La nueva red GSM le permitirá a Telcel aumentar su capacidad digital y progresar en su evolución hacia la tercera generación de tecnología inalámbrica. La tecnología GSM sostiene una amplia gama de servicios de voz y de datos, incluyendo CSD, CSD de alta velocidad y GPRS, y en la actualidad es el sistema inalámbrico más ampliamente utilizado y probado del mundo. Se espera que la tecnología GSM rinda economías globales de escala en el desarrollo de equipo de red y de aparatos celulares, así como capacidades íntegras de roaming global.

En su primera etapa, la red GSM de Telcel ofrecerá servicio a todas las nueve regiones, pero no proporcionará cobertura en todas las ciudades de esas regiones. Al tender Telcel la red GSM, planea ampliar la cobertura a través de las nueve regiones a la vez que continuará ampliando la red TDMA, pero a un ritmo más lento. El desarrollo y perfeccionamiento continuado de la red TDMA permitirá que Telcel sostenga a su creciente número de suscriptores y le proporcionará una gran capacidad de ampliar cobertura, variedad y calidad del servicio.

Tecnología CDPD

La plataforma de datos de paquete digital celular (CDPD) es una industria estándar que permite que corran eficientemente en la red sin modificaciones tanto la mayoría de las aplicaciones escritas para el Internet, así como muchas aplicaciones corporativas. Utilizando CDPD, los archivos de datos y transacciones se dividen en paquetes pequeños y se envían en un canal inalámbrico dedicado. En muchas aplicaciones de datos, los datos se envían en ráfagas con períodos intermitentes quietos. Las tecnologías de transmisión de paquete se aprovechan de este hecho y permiten que los datos de usuario puedan llevarse eficientemente en el mismo canal de red. Como resultado, en lo relativo a servicios de datos transmitidos en redes inalámbricas de circuitos conmutados analógicos o digitales, el servicio CDPD de conmutación de paquete resulta un medio significativamente más eficiente en cuanto a costos para el envío de datos para la mayoría de las aplicaciones porque permite que muchos usuarios compartan el

mismo canal. El uso de las capacidades de conmutación de paquete en las redes existentes digitales mediante CDPD, se considera que es el primer nivel en la etapa de transición de la industria inalámbrica entre tecnologías de segunda y tercera generación, a la que se hace referencia como 2.5G. Telcel tendió su servicio CDPD a todas las nueve regiones utilizando red TDMA en septiembre del 2000.

Tecnología CSD y HSCSD

El sistema de datos conmutados por circuito (CSD) es un sistema alternativo basado en plataformas de conmutación de circuito que proporciona servicios de datos mediante la integración de la infraestructura de voz existente. Al igual que CDPD, se considera que el CSD es el primer nivel de la tecnología 2.5G.

El CSD de alta velocidad (HSCSD) ofrece el mismo servicio que el CSD, utilizando canales de voz para la transmisión de datos, pero mediante la unión de varias cuotas de información ofrece capacidad y velocidad incrementadas haciendo que esté mejor adaptado a las necesidades de usuarios que transmiten grandes cantidades de información. Telcel planea ofrecer servicios de CSD, así como de HSCSD a las nueve regiones por medio de su nueva red GSM.

Tecnología GPRS

El sistema de servicios de radio de paquete general (GPRS) es un sistema para la transmisión de datos en paquetes mediante el uso de la plataforma GSM. Permite la transmisión de información a alta velocidad y tiene cabida para una variedad de aparatos celulares, ofreciendo algunos servicios de tercera generación pero utilizando diferentes bandas, hardware y software. El GPRS permite a los operadores de GSM ofrecer nuevos servicios de protocolo de Internet y proporcionar Aplicaciones de Internet Inalámbrico más atractivas a un amplio grupo de usuarios. Ofrece a los clientes un acceso eficiente al Internet, permitiendo que varios usuarios compartan los mismos recursos de interfase de aire. Los operadores que estén utilizando GPRS tienen la posibilidad de cobrarles a sus clientes con base en la cantidad de datos transferidos en vez de sobre tiempo aire, haciendo que GPRS sea una opción más atractiva para transmisiones de datos cortas. El GPRS es similar a la tecnología CDPD ofrecida a través de la red TDMA de Telcel, pero permite mayor capacidad que el CDPD. Junto con los servicios de CSD y de HSCSD, los servicios de GPRS permitirán que el GSM de Telcel seleccione los servicios de datos adecuados para sus necesidades específicas.

Estrategia de desarrollo de tercera generación

Las tecnologías de tercera generación proporcionarán servicios de datos de paquete inalámbricos de alta velocidad y ulteriormente, servicios de voz a través del Internet. Cualquier estrategia exitosa de tercera generación deberá permitir que el proveedor inalámbrico logre una huella penetrante rápida y eficiente en cuanto a costos y en una escala global por medio de capacidades de roaming internacional. Mientras que actualmente las redes de tercera generación se encuentran bajo desarrollo y evaluación, las tecnologías transicionales incluyendo CDPD, CSD y GSM / GPRS han comenzado a tender un puente sobre la brecha entre las tecnologías de segunda y tercera generación ofreciendo servicios mejorados de datos de alta velocidad.

Telcel está considerando seleccionar tarifas de datos mejorados para evolución global (EDGE) como la arquitectura inalámbrica ínter generación que facilitará el despliegue final o ulterior de la tecnología de tercera generación. Una ventaja de EDGE es que se puede desplegar en espectro existente. Al perfeccionar los clientes sus equipos al EDGE, Telcel espera que todas las aplicaciones desarrolladas y distribuidas hoy en día podrán operar a mayores velocidades y en más lugares. Actualmente, EDGE está siendo desarrollado por Ericsson, Nokia, Nortel, Lucent y Motorola.

Se espera que la evolución de 2.5G a la tecnología de tercera generación haga que las redes inalámbricas sean capaces de transmitir voz, datos y video sobre una sola red. Recientemente, la industria inalámbrica se ha comprometido a converger hacia un estándar común llamado banda ancha CDMA (WCDMA) para el desarrollo de tecnología de tercera generación. El WCDMA ofrece configuraciones

que permite procesamiento multifacético y habilitar la transmisión a altas velocidades de grandes volúmenes de datos, tales como datos de video.

Como parte de su evaluación estratégica relativa al despliegue de tecnología EDGE, Telcel se encuentra en pláticas con proveedores y planes para probar la tecnología con uso pesado o usuarios corporativos. Telcel espera lanzar EDGE con las tecnologías celulares o PCS existentes y migrar a la tecnología de tercera generación WCDMA una vez que por medio de Cofetel se encuentren disponibles un nuevo juego o serie de frecuencias de banda ancha.

Espectro

Actualmente, Telcel tiene concesiones en cada una de las nueve regiones de México en espectros de radio tanto de 800 megahertz como de 1900 megahertz y es el único proveedor inalámbrico en México con una red funcionando a nivel nacional. Otras dos compañías también tienen concesiones para servicio a nivel nacional utilizando el espectro de 1900 megahertz. Aún cuando Cofetel no ha indicado cual espectro de frecuencia va a subastar para desplegar el sistema de tecnología de tercera generación, ni cuando ocurrirá dicha subasta, Telcel espera participar activamente en dicha subasta si es que, y en el momento que se lleve a cabo para asegurar que su red cumpla con la demanda de consumidor y que podamos retener nuestra posición competitiva de liderazgo.

Inalámbrico Fijo

La tecnología inalámbrica fija proporciona telefonía de voz con calidad de línea alámbrica disponible por medio de redes celulares. Los canales de voz se transmiten por el cableado telefónico existente dentro de la residencia o locales de pequeños negocios, permitiendo que los clientes utilicen sus teléfonos existentes.

Telcel proporciona servicios de voz inalámbricos fijos a la red de telefonía compartida de Ladafon de Telmex, sujeta a la cual una línea está disponible para uso público para los residentes de moradas con múltiples unidades. Se proporciona servicio telefónico con descuento a través de las líneas alámbricas dentro de los locales residenciales, que luego se conectan con la red celular de Telcel. Telcel también proporciona servicio inalámbrico fijo a la red telefónica pública de Ladatel de Telmex.

Propiedad

La red inalámbrica de Telcel incluye equipo de transporte y cómputo, así como equipo de central y transmisión consistente principalmente en conmutadores (que establecen y enrutan las llamadas telefónicas ya sea al número al que se llamó o al siguiente conmutador en la ruta y que también podrá registrar información para fines de facturación y control), estaciones de base celular (transmisores o receptores de radio que mantienen comunicaciones con los teléfonos celulares dentro de áreas geográficas determinadas o "celdas"), micro celdas (pequeñas celdas cubiertas por estaciones de base de baja potencia) y enlaces y repetidoras locales (equipo para transmisión de radio o fibra óptica entre elementos de red). Al 31 de diciembre de 2001, Telcel era propietaria y operaba 114 centros de ventas y servicio a clientes, un total de 3,147 estaciones de base de radio, 65 repetidoras y 56 centros de conmutación. Telcel es dueña de determinadas propiedades para oficinas comerciales y administrativas y la instalación de parte de su equipo, mientras que otros sitios y ubicaciones los arrienda. Telcel opera determinado equipo en propiedades de Telmex sujeto a un contrato de instalaciones-compartidas.. Ver "Transacciones con Terceros Relacionadas" bajo Punto 7..

Actualmente Telcel cuenta con Ericsson para el suministro de más del 70% (medido en términos de costo) de su equipo de conmutación y sitios de celdas. Telcel compra los aparatos celulares y otros equipos de clientes principalmente a Nokia, Brightpoint, Ericsson, Motorola, Brightstar y Cellular Express

Competencia

Telcel enfrenta competencia de otros proveedores celulares que utilizan el espectro de 800 megahertz (Banda A) en cada una de las regiones en las que operamos, y el gobierno mexicano ha

concedido licencias PCS a otros transmisores que se encuentran en proceso de desarrollar servicio inalámbrico en el espectro de 1900 megahertz (Bandas A, D y F). Los competidores de Telcel en México incluyen Grupo Iusacell, S.A. de C.V., que está controlado por Verizon Wireless y Vodafone; cuatro operadores regionales controlados por Telefónica, S.A.,Pegaso Comunicaciones y Sistemas, S.A. de C.V.; y Operadora Unefon, S.A. de C.V.. De acuerdo con Cofetel, la participación en el mercado celular mexicano de Telcel fue de aproximadamente 78% al 31 de marzo de 2002.

También se han otorgado concesiones en las mismas nueve regiones para permitir que se proporcionen servicios PCS utilizando las bandas A, B, D y E. Telcel utiliza la Banda D para proporcionar servicios PCS y compite con otros proveedores de servicios PCS en el uso de bandas A, B y E en cada una de las nueve regiones.

Los efectos de la competencia para Telcel dependen, en parte, de las estrategias de ventas de sus competidores y del clima general económico y de negocios en México, incluyendo crecimiento de la demanda, tasas de interés, inflación y tipos de cambio. Los efectos podrían incluir pérdida de participación del mercado y presión para reducción de tarifa. Telcel considera que sus estrategias para enfrentar la competencia continuarán ayudando a limitar su pérdida de participación de mercado y que cualquier pérdida de participación de mercado se compensará en parte por la creciente demanda.

Regulatorio

Consignado abajo se encuentra un resumen de ciertas disposiciones de la Ley Federal de Telecomunicaciones, la Ley de Vías Generales de Comunicación, las Regulaciones de Telecomunicaciones y de las diversas concesiones que tiene Telcel.

Generalidades

La Ley Federal de Telecomunicaciones, la Ley de Telecomunicaciones, las Regulaciones de Telecomunicaciones proporcionan el marco legal general de la reglamentación de los servicios de telecomunicaciones en México. La Ley Federal de Telecomunicaciones reemplazó determinadas disposiciones de la Ley de Vías Generales de Comunicación, pero continúan en vigor esas disposiciones de la Ley de Vías Generales de Comunicación que no se contemplan específicamente en la Ley Federal de Telecomunicaciones. Han sido adoptados o aún están pendientes otras reglamentaciones que establezcan disposiciones particulares de la Ley Federal de Telecomunicaciones. Los objetivos de la Ley Federal de Telecomunicaciones son los de promover el desarrollo eficiente de la industria de telecomunicaciones para alentar la sana competencia entre los prestadores de servicios con calidad a precio bajo, y garantizar que se tenga una cobertura satisfactoria de la población mexicana.

De acuerdo con la Ley Federal de Telecomunicaciones y las Regulaciones de Telecomunicaciones, un proveedor de servicios públicos de telecomunicaciones, como Telcel, debe operar bajo una concesión otorgada por la Secretaría de Comunicaciones y Transportes. Dicha concesión sólo puede ser otorgada a un ciudadano o sociedad mexicana y no podrá ser transferida o cedida sin la aprobación de la propia Secretaría de Comunicaciones y Transportes. Una concesión para proporcionar servicios que utilizan frecuencias electromagnéticas, tales como los servicios de telecomunicaciones celulares, pueden tener un término de hasta veinte años y podrán prorrogarse por términos adicionales de igual duración.

La Ley Federal de Telecomunicaciones requiere que los concesionarios de telecomunicaciones públicas establezcan arquitectura de red abierta que permita la interconexión e interoperabilidad. Los operadores de redes privadas que no utilizan frecuencias electromagnéticas no tiene que obtener una concesión para proporcionar servicios de telecomunicación privada, pero si tiene que obtener autorización de la Secretaría de Comunicaciones y Transportes.

En octubre de 2001, el Congreso mexicano anunció el inicio de un proceso para reformar la Ley Federal de Comunicaciones. Algunas de las propuestas que han sido discutidas, tales como, el fortalecimiento del poder regulatorio de Cofetel, la estimulación de mayores inversiones en

telecomunicaciones y el incremento de la competencia, podrían tener un efecto material en nuestras operaciones. No nos es posible predecir si se implementarán dichas modificaciones, ni tampoco cuando se apliquen o cuál sería su efecto en nuestro negocio.

Supervisión Regulatoria

La Secretaría de Comunicaciones y Transportes es la dependencia gubernamental especialmente responsable de la regulación de los servicios de telecomunicaciones. Se requiere la aprobación de la Secretaría para cualquier cambio en los estatutos de Telcel. Asimismo, tiene amplios poderes para monitorear el cumplimiento de Telcel respecto alas concesiones y le puede exigir a Telcel que le proporcione tanta información técnica, administrativa y financiera que le solicite. Telcel está obligada a publicar su programa de expansión de redes anual y Telcel deberá mantener informada sobre una base trimestral, a la Secretaría respecto al progreso de su programa de expansión y modernización.

La Ley Federal de Telecomunicaciones dispuso el establecimiento de una dependencia administrativa, La Cofetel, para regular a la industria de telecomunicaciones. La Cofetel inició sus operaciones en agosto de 1996. Es una entidad independiente dentro de la Secretaría de Comunicaciones y Transportes, con cuatro comisionados designados por la Secretaría de Comunicaciones y Transportes a nombre del Presidente de México, uno de los cuales es nombrado presidente. Muchos de los poderes y obligaciones que tiene la Secretaría de Comunicaciones y Transportes bajo la Ley Federal de Telecomunicaciones y las regulaciones de Telecomunicaciones han sido delegados a la Cofetel.

La Ley de Vías Generales de Comunicación otorga ciertos derechos al Gobierno en sus relaciones con los concesionarios, incluyendo el derecho de asumir la dirección de América Móvil en casos de peligro inminente a la seguridad nacional o a la economía nacional. La Ley de Vías Generales de Comunicación establece también que Telcel no podrá vender o transferir ninguno de sus activos a menos que otorgue el gobierno el derecho de tanto. Si el Gobierno declina ejercer este derecho, los sindicatos de Telcel también tienen derecho de tanto.

La Ley Federal de Telecomunicaciones establece que si la Comisión Federal de Competencia considera que una compañía es dominante en un mercado importante, la Secretaría de Comunicaciones y Transportes tiene el poder de establecer regulaciones específicas sobre las tarifas, la calidad del servicio y la información proporcionada por el proveedor dominante. A la fecha, no ha habido ninguna indicación de que Telcel pueda ser considerado como proveedor dominante, aunque no se puede asegurar que en el futuro no se entable un proceso para determinar lo anterior.

Tarifas

La Ley de Vías Generales de Comunicación y las Regulaciones de Telecomunicaciones establecen las bases para fijar las tarifas de los concesionarios de telecomunicaciones. Las tarifas del servicio celular no están sujetas a un precio tope o cualquier otra forma de regulación de precios. Sin embargo, Telcel y otros operadores celulares que operan en México tienen que registrar sus tarifas del servicio celular ante la Secretaría de Comunicaciones y Transportes y les está prohibido establecer tarifas inferiores a sus costos. La Secretaría de Comunicaciones y Transportes está autorizada para imponer requisitos de tarifas específicas a cualquier operador que la Comisión Federal de Competencia determine que tiene poder substancial en el mercado. Ninguna determinación tal se ha hecho con respecto al mercado de los servicios de telecomunicación celular.

Concesiones

Telcel opera bajo varias concesiones diferentes que cubren frecuencias y regiones particulares. Cuenta con nueve concesiones regionales separadas, que en conjunto cubren todo México, para el suministro de servicios de telecomunicaciones celulares utilizando el espectro de radio de 800 megahertz (Banda B). También tiene concesiones en toda la nación para usar el espectro de radio de 1900 megahertz (Banda D) y una concesión relacionada para proporcionar servicios de telecomunicaciones celulares en esa frecuencia. Las concesiones de Banda B requieren que Telcel pague determinadas tarifas como un

porcentaje de los ingresos brutos derivados de los servicios concesionados. El porcentaje es del 5% para la Ciudad de México y hasta del 10% en otros lugares. Las concesiones de 1900 megahertz fueron compradas por un precio fijo en 1998 y no requieren que Telcel pague tarifas continuadas.

Las ocho concesiones de Banda B que cubren regiones que no sean el área de la Ciudad de México, fueron otorgadas por períodos iniciales de veinte años que expirarán en el 2010 y 2011, La concesión de Banda B que cubre el área de la Ciudad de México (Región 9) fue renovada con vigencia a partir de octubre del 2000 y por un plazo de quince años que expirarán en octubre del 2015. Las concesiones de 1900 megahertz fueron otorgadas en 1998 por una vigencia inicial de 20 años que expirarán en el 2018.

Requisitos de Expansión y Modernización

Las concesiones de Telcel le imponen una serie de requisitos para la expansión y modernización de su red. Tanto para servicio celular suministrado dentro de la frecuencia de 800 megahertz y los servicios PCSD proporcionados dentro de la frecuencia de 1900 megahertz, las concesiones establecen ciertas capacidades mínimas de red que Telcel deberá lograr, para extender la cobertura del servicio a un porcentaje meta de la población. Nosotros nos encontramos en acatamiento de dichos requisitos.

Requerimientos de Calidad del Servicio

Las concesiones también consignan requisitos de consideración para la calidad y continuidad del servicio de Telcel, incluyendo tarifas máximas para llamadas incompletas y descontinuadas y tiempo de conexión. Debido al rápido crecimiento en servicios celulares, Telcel, como todos los transmisores celulares mexicanos, ha enfrentado algunos problemas de servicio, como resultado de lo cual, Cofetel adoptó una resolución otorgando a los usuarios celulares cierto tiempo bonificado durante abril y mayo del 2000. Sin embargo, los problemas de servicio no han tenido ningún impacto regulatorio adverso. Telcel monitorea la calidad del servicio para estar en conformidad con los requisitos de las concesiones y se han mostrado mejoras importantes de acuerdo con las mediciones recientes llevadas a cabo por Cofetel.

Competencia

Las Regulaciones de Telecomunicaciones y las concesiones contienen varias disposiciones diseñadas para introducir la competencia en el suministro de servicios de comunicaciones. En general, la Secretaría de Comunicaciones está autorizada para otorgar concesiones a otros terceros para el suministro de cualesquiera de los servicios proporcionados por Telcel de acuerdo con las concesiones.

Interconexión

Los términos de la interconexión (incluyendo tarifas) son negociados entre Telcel y otros proveedores de servicio público de telecomunicaciones. En el caso de que no puedan ponerse de acuerdo, la Secretaría de Comunicaciones podrá imponer condiciones a Telcel y los otros proveedores. El cargo actual de interconexión pagadero a nosotros por otro operador por concepto de una llamada hecha de su cliente a nuestra línea celular es de Ps.1.90 por minuto. El cargo actual de interconexión por llamadas hechas de una línea a celular a una línea fija que Telcel le paga a Telmex es de Ps.0.31 por minuto,

Terminación de las Concesiones

La Ley Federal de Telecomunicaciones y las concesiones incluyen varias disposiciones sujetas a las cuales las concesiones podrían terminarse antes de sus fechas programadas de expiración. De acuerdo con la Ley Federal de Telecomunicaciones, la Secretaría de Comunicaciones podrá realizar la terminación anticipada de cualquiera de las concesiones en ciertos casos, incluyendo:

- Incumplimiento de ampliar los servicios telefónicos a la velocidad especificada en la concesión;
- Interrupción de todos o de una parte importante de los servicios proporcionados por Telcel;

- Transferencia o cesión sin la aprobación de la Secretaría de la concesión o de cualquier activo utilizado para proporcionar el servicio;
- Violación de la prohibición de que las acciones de Telcel sean propiedad de estados extranjeros;
- Cualquier modificación material relativa a la naturaleza de los servicios de Telcel sin la previa autorización de la Secretaría; y
- Incumplimiento de otras obligaciones determinadas de acuerdo con la Ley Federal de Telecomunicaciones.

Además, las concesiones disponen la terminación anticipada por parte de la Secretaría de Comunicaciones sujeto a procedimientos administrativos en el caso de que:

- Alguna violación material y continuada de cualquiera de las condiciones consignadas en las concesiones;
- Falla material de cumplir con cualquiera de los requisitos de expansión de los servicios sujeto a las concesiones;
- Falla material de cumplir cualquiera de los requisitos de acuerdo con la concesión referente al mejoramiento de la calidad del servicio;
- Entrar en cualquier negocio de telecomunicaciones no autorizado de acuerdo con la concesión y que requiera aprobación previa de la Secretaría de Comunicaciones ;
- Después de haber sido notificado y de un período para subsanar la falla, el haber fallado sin causa justificada en permitir que otros concesionarios interconecten sus redes a la red de Telcel; o
- Quiebra de Telcel.

La Ley Federal de Telecomunicaciones establece que en el caso de terminación anticipada de una de las concesiones celulares de Telcel, todos los activos pertenecientes a dicha concesión se revertirían al Gobierno sin compensación para Telcel. En el caso de una terminación anticipada de una de las concesiones PCS de Telcel, el Gobierno tendría la opción de comprar el equipo, las instalaciones y otros activos utilizados directamente para la explotación de las frecuencias que están sujetas a dicha concesión. Existe duda sobre si las disposiciones de las concesiones y de las regulaciones de Telecomunicaciones relativas a las consecuencias del vencimiento de las concesiones, se aplicaría para mitigar las disposiciones de la Ley Federal de Telecomunicaciones en el caso de terminación anticipada. En el caso de inversionistas extranjeros, el TLC ('NAFTA') y otros veinticinco tratados internacionales similares exigen indemnización en calidad de atenuante debido a las disposiciones de la Ley Federal de Telecomunicaciones que pudieran dar como resultado medidas equivalentes a la expropiación.

Speedy Móvil

Speedy Móvil, S.A. de C.V. es una compañía mexicana que desarrolla soluciones de datos móviles para SMS, Internet inalámbrico (WAP) y para aplicaciones de datos activados por voz para Telcel y nuestras otras subsidiarias e inversiones. Somos dueños de una participación de un 85% en Speedy Móvil y Ericsson es propietario de la participación del 15% restante. Sujeto a los términos del contrato de empresa conjunta con Ericsson, tenemos obligación de proporcionar U.S.$8.5 millones en contribuciones de capital a la compañía conforme surjan las necesidades, de los cuales ya hemos contribuido casi U.S.$3.5 millones.

Además de desarrollar aplicaciones de datos móviles, Speedy Móvil evalúa a los proveedores de contenido y aplicaciones y celebra contratos con ellos con el fin de proporcionar contenido y aplicaciones a nuestros proveedores inalámbricos. No son necesarias ni concesiones ni licencias para las operaciones de Speedy Móvil.

OPERACIONES NO MEXICANAS

Contamos con subsidiarias en el sector de telecomunicaciones en Guatemala, Colombia, Ecuador. Los Estados Unidos, Argentina y Uruguay. Abajo se describen nuestras principales subsidiarias. Los ingresos de nuestras subsidiaras fuera de Telcel representaron el 21.9% de nuestros ingresos consolidados del 2001.

Además, esperamos tener oportunidades de invertir en otras compañías de telecomunicaciones fuera de México, especialmente en los Estados Unidos y en América Latina, dado que consideramos que el sector de telecomunicaciones continúa caracterizándose por el crecimiento, el cambio tecnológico y la consolidación. Podríamos aprovechar estas oportunidades mediante inversiones directas y otras alianzas estratégicas. No podemos ofrecer ninguna garantía en cuanto al alcance, oportunidad o costo de futuras inversiones internacionales, ya que dichas inversiones pueden significar riesgos a los que no hemos sido expuestos con anterioridad.

La siguiente tabla consigna información financiera y de operaciones de nuestras operaciones no mexicanas por los períodos que se indican:

	Diciembre 31,		
	1999	2000	2001
Telgua			
Ingresos combinados(1)	Ps. 2,566	Ps. 3,605	Ps.4,009
Ingresos mensuales promedio por suscriptor durante los 12 meses anteriores(2)	261	219	150
Utilidad neta combinada(1)	(600)	(29)	483.3
Activos totales(1)	8,096	7,763	
Líneas en servicio (miles):			
Fijos	571	647	715
Celular	76	261	419
De Prepago	17	179	370
De Pospago	58	82	49
Empleados(3)			
Fijos	3,650	3,209	2,844
Celular	136	197	361
Comcel y Occel			
Ingresos combinados(1)	2,1627	1,897	2,709.6
Ingresos mensuales promedio por suscriptor durante los 12 meses anteriores(2)	247	198	
Utilidad neta combinada(1)	(1,899)	(1,667)	(753.1)
Activos totales(1)	9,408	9,509	
Líneas celulares en servicio (miles):			
De Prepago	321	740	1,451
De Pospago	429	290	433
Empleados(3)	1,381	1,342	
Conecel			
Ingresos(1)	698	359	776
Ingresos mensuales promedio por suscriptor durante los 12 meses anteriores(2)	276	145	
Utilidad neta combinada(1)	(698)	(285)	(67.6)
Activos totales(1)	2,409	1,697	
Líneas celulares en servicio (miles):			
De Prepago	131	207	418
De Pospago	67	48	66
Empleados(3)	906	885	878

(1) En millones de pesos constantes al 31 de diciembre de 2001.
(2) En pesos constantes al 31 de diciembre de 2001.

	Diciembre 31,		
	1999	2000	2001
TracFone			
Ingresos(1)	943	1,883	3,981
Ingresos mensuales promedio por suscriptor durante los 12 meses anteriores(2)	349	301	190
Utilidad neta(1)	(357)	(1,912)	(1,285)
Activos totales(1)	1,205	1,970	1,359
Líneas celulares en servicio (miles):			
De Prepago	234	1,136	1,913
Empleados(3)	572	1,128	646
Techtel			
Ingresos(1)	6.3	27.3	140.6
Utilidad neta(1)	(44)	(148)	(667)
Activos totales(1)	374	1,115	1,237
Empleados	43	249	342

(1) En millones de pesos constantes al 31 de diciembre de 2001.
(2) En pesos constantes al 31 de diciembre de 2001.

Telgua

Telecomunicaciones de Guatemala, S.A. (Telgua) es una operadora de telecomunicaciones de línea fija en Guatemala que se privatizó en noviembre de 1998. Las subsidiarias de Telgua proporcionan también servicios inalámbricos, Internet, televisión por cable, localizador, transmisión de datos y otros. Nosotros somos propietarios del 94.41% de las acciones de Telgua. Nosotros adquirimos la mayor parte de nuestra participación en Telgua y el saldo de nuestra participación en las subsidiarias en marzo del 2000 e incrementamos dicha participación a sus niveles actuales mediante una serie de adquisiciones de acciones de accionistas minoritarios.. Utilizamos el término "Telgua" abajo para hacer referencia conjunta a Telgua y sus afiliadas.

Negocios y estrategia. Al 31 de marzo de 2002, Telgua tenía aproximadamente 741,400 suscriptores de línea fija, representando aproximadamente 6.3 líneas por 100 habitantes y una participación del mercado de aproximadamente un 96.1%.

Los negocios inalámbricos de Telgua son operados por sus afiladas Servicios de Comunicaciones Personales Inalámbricas, S.A. (Sercom). La red celular de Sercom utiliza tecnología digital CDMA y cubre aproximadamente 68% de su población. Al 31 de marzo de 2002, Sercom contaba con aproximadamente 458,000 suscriptores inalámbricos, representando una participación del mercado de aproximadamente 42.8%. En el año 2000, Sercom invirtió aproximadamente U.S.$65.2 millones para ampliar su red inalámbrica y aproximadamente U.S.$47.7 millones en el 2001.

Telgua ofrece una variedad de servicios por medio de sus redes de línea fija e inalámbrica, incluyendo acceso a Internet, transmisión de datos, televisión por cable, sistemas de comunicación de doble vía utilizadas principalmente para comunicación de grupo, servicio de envíos, líneas troncales y también vende aparatos celulares y productos relacionados. Telgua comercializa y distribuye sus servicios y productos directamente a los clientes y emplea también una red de distribuidores independientes para servicios y productos además de los de telefonía básica, tales como tarjetas prepagadas para llamar y aparatos micro telefónicos. La estrategia de mercadeo de Telgua enfatiza la calidad y confiabilidad de servicios y productos.

Competencia. Telgua continúa siendo el proveedor principal de servicios de línea fija en Guatemala. Los principales competidores de Telgua en el sector inalámbrico son Millicom (Comcel), Telefónica de España y BellSouth.

Entorno regulatorio. El negocio de Telgua se encuentra sujeto a reglamentación y supervisión de gran amplitud por parte de la Superintendencia de Telecomunicaciones de Guatemala sujeto a la Ley General de Telecomunicaciones. Telgua cuenta con licencia del gobierno guatemalteco para operar su red de línea fija en todo el país, y numerosas licencias para operar su red celular en diferentes frecuencias y en diferentes regiones. Ver "Procedimientos Legales" bajo el Punto 8 para una discusión de ciertos procedimientos que el gobierno de Guatemala ha iniciado en contra de Telgua.

Comcel y Occel

Comunicación Celular S.A. (Comcel) y Occidente y Caribe S.A. (Occel) suministran servicios de telecomunicaciones inalámbricas en Colombia; Comcel en la región oriental del país y Occel en la región occidental. Nosotros adquirimos nuestras participaciones en Comcel y Occel en 2002 de Telecom. Américas y de otros determinados accionistas y los incrementamos a sus niveles presentes mediante una serie de inversiones capitalizadas en 2002. Actualmente, tenemos una participación de un 94.6% en Comcel y una participación de un 95.5% en Occel. Occel opera bajo la marca "Comcel", y abajo utilizamos el término "Comcel" para referirnos a Comcel y Occel en forma conjunta.

Negocio y estrategia. La red de Comcel utiliza tecnología análoga y digital TDMA y cubre aproximadamente 72% de la población de Colombia. Al 31 de marzo de 2002, Comcel tenía aproximadamente 2.1 millones de suscriptores y creía tener una participación en el mercado inalámbrico de un 67% en las regiones en las que opera.

Comcel ofrece servicio celular básico por medio de una variedad de planes de tarifas y también ofrece servicio de prepago. Los compradores del kit "*Amigo*" de Comcel por servicio de prepago reciben un teléfono celular junto con una tarjeta de llamadas prepagada, permitiendo que el cliente active el servicio inalámbrico sin contratos, cuotas mensuales ni tarjetas de crédito. Además, Comcel y sus distribuidores tienen convenios con varias cadenas de supermercados tales como Éxito y Carrefour para la distribución de todos los productos básicos de Comcel, así como para el suministro de servicio técnico y asistencia. La tarjeta prepagada Amigo se encuentra disponible en varias cadenas de tiendas en todo el país. La estrategia de Comcel es de continuar aumentando su base de clientes mediante la ampliación de su red.

Competencia. Comcel es una de los únicos dos proveedores de servicio celular en cada una de las regiones oriental y occidental de Colombia y compite con BellSouth. Comcel también compite con operadores tradicionales de servicio de telefonía de línea fija, incluyendo Empresa de Telecomunicaciones de Santa Fe de Bogotá y Empresa Nacional de Telecomunicaciones en la región oriental, y Empresas Públicas de Medellín, Empresas de Telecomunicaciones de Cali S.A.E.S.P. y Empresas Municipales de Cali en la región occidental. Además, Comcel enfrenta la competencia de servicios inalámbricos alternativos, incluyendo servicios de radio móvil y de radiolocalización, operadores inalámbricos rurales y servicios troncales. Estos servicios inalámbricos que compiten son ampliamente utilizados en Colombia como substituto de servicios de línea fija.

Entorno regulatorio. El Ministerio de Comunicaciones de Colombia y la Comisión Regulatoria de Telecomunicaciones tienen la responsabilidad de la reglamentación y supervisión del sector de telecomunicaciones, incluyendo las operaciones celulares. El Ministerio de Comunicaciones, que otorgó concesiones celulares en 1994, supervisa y audita el desempeño de las obligaciones legales y contractuales de los concesionarios. Las actividades de Comcel también son supervisadas por la Superintendencia de Industria y Comercio de Colombia, la cual hace cumplir los reglamentos antimonopolios (antitrust), promueve la libre competencia en el mercado y protege los derechos de los consumidores.

Concesiones. Comcel tiene concesiones de 10 años, adquiridas en 1994, para suministrar servicios de telecomunicaciones inalámbricas en las regiones orientales y occidentales de Colombia. Bajo los términos de las concesiones, Comcel está obligada a realizar pagos trimestrales por concepto de regalías al Ministerio de Comunicaciones con base en sus ingresos. Bajo los términos de un contrato

celebrado en enero de 1997, el Ministerio de Comunicaciones ha acordado renovar las concesiones de Comcel hasta el 2014 inclusive.

Conecel

El Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL (Conecel) es un operador de telecomunicaciones inalámbricas en Ecuador. Nosotros adquirimos una participación del 60% de Conecel en marzo de 2000 y le dimos al otro inversionista el derecho de vendernos hasta un 50%, 75% y 95% de sus acciones durante períodos especificados después del segundo, cuarto y sexto aniversario de nuestra adquisición, sujeto a ciertas condiciones. En abril de 2002, los otros inversionistas ejercieron sus primeros derechos de opción de venta, y pagamos aproximadamente U.S.$70.3 millones para incrementar nuestra participación a 80.6%.

Negocio y estrategia. La red celular de Conecel utiliza tecnología digital TDMA y cubre aproximadamente el 77% del área geográfica del Ecuador y aproximadamente el 85% de su población. Al 31 de marzo del 2002, Conecel tenía aproximadamente 546,000 suscriptores, representando un 57% de la participación del mercado inalámbrico del Ecuador.

Conecel ofrece servicios inalámbricos tanto de prepago como de pospago. Además de los servicios de telefonía inalámbrica. Conecel proporciona servicios de Internet, localizador y de transmisión de datos. La estrategia de comercialización de Conecel es la de enfocar sus planes de servicio a segmentos selectos del mercado. Actualmente, Conecel se encuentra dedicada a un esfuerzo promocional para ganar nuevos suscriptores por medio de la venta de planes de prepago. Además, Conecel tiene la meta de ampliar el número de sus suscriptores de pospago mediante la promoción de sus planes de pospago tanto en los segmentos individuales como corporativos. Conecel lleva a cabo campañas generales de publicidad para promover sus productos y servicios y para establecer su marca.

Conecel tiene la meta de aumentar su cobertura a 75% del área geográfica del Ecuador para fines del 2001 mediante la construcción de su red, primero en áreas ya cubiertas por sus competidores y luego en áreas no abarcadas actualmente por ningún proveedor. Conecel ha presupuestado gastos de capital de aproximadamente U.S.$36.2 millones en el 2001 para financiar la instalación de 35 nuevos sitios de celdas y un centro de conmutación nuevo.

Competencia. El principal competidor de Conecel es Bell South Ecuador, que ofrece servicios telefónicos de larga distancia y públicos inalámbricos locales, nacionales e internacionales. La red celular de BellSouth Ecuador actualmente excede la de Conecel. Conecel no espera que se permita que competidores adicionales entren al mercado inalámbrico antes del 2003, pero no puede haber ninguna seguridad de que el gobierno del Ecuador no otorgue concesiones inalámbricas adicionales antes de esa fecha.

Andinatel, S.A. y Pacifitel, S.A., tiene concesiones exclusivas para prestar el servicio de telefonía fija en Ecuador. Se espera que el gobierno Ecuatoriano privatice estas compañías o las abra a la inversión privada en un futuro cercano.

Entorno Regulatorio. Comenzando en 1995, el gobierno de Ecuador emprendió una reforma global del sector de telecomunicaciones del Ecuador adoptando nuevas leyes que estipulaban el establecimiento de un marco regulatorio nuevo, la introducción de la competencia y la privatización de Emetel, el antiguo monopolio de telecomunicaciones del estado. Las nuevas leyes establecían:

- El Consejo Nacional de Telecomunicaciones, o Conatel, que tiene la responsabilidad del constituir las políticas en el área de telecomunicaciones;
- La Secretaría Nacional de Telecomunicaciones, cuya responsabilidad es la de llevar a cabo las resoluciones de Conatel; y
- La Superintendencia de Telecomunicaciones, que monitorea el uso de las frecuencias autorizadas y el cumplimiento con las disposiciones de las concesiones.

Las reformas introdujeron asimismo tarifas de interconexión especificadas así como un sistema de concesiones para la operación de redes privadas, el uso de frecuencias y la reventa de servicios de telecomunicaciones y servicios de valor agregado.

Concesiones. Conecel tiene concesiones para todo el país, que han sido totalmente pagadas, y operan su red inalámbrica en el espectro de radio de 800 megahertz (Banda A). Estas incluyen una concesión para servicio telefónico celular que expira en el 2008, y concesiones para transmisión de datos y servicios de Internet que expiran en 2009.

TracFone

TracFone Wireless, Inc., anteriormente Topp Telecom, Inc., se dedica a la venta y distribución de teléfonos inalámbricos de prepago y de servicios inalámbricos a través de los Estados Unidos, Puerto Rico y las Islas Vírgenes estadounidenses. Nosotros somos propietarios de un 97.8% del capital social de TracFone. Adquirimos la participación mayoritaria en TracFone por primera vez en febrero de 1999.

Negocio y Estrategia. Actualmente TracFone ofrece sus tarjetas de servicio celular de prepago y teléfonos celulares, a través de los Estados Unidos utilizando para ello una extensa red de distribución. Al 31 de marzo del 2002, TracFone contaba aproximadamente con 1.9 millones de suscriptores una participación en el mercado celular de prepago de 17.4%. La base de suscriptores de TracFone aumentó en más de un 68.4% en 2001. En 2002, el incremento de suscriptores es inferior como resultado de un mayor enfoque hacia la rentabilidad que al crecimiento de suscriptores, el número de suscriptores disminuyó durante el primer trimestre de 2002.

TracFone no es propietaria de ningunas instalaciones de telecomunicaciones inalámbricas ni cuenta con ninguna licencia. La compañía compra tiempo aire celular para reventa en forma de tarjetas prepagadas o de códigos sujeto a los términos de aproximadamente 42 contratos con los principales proveedores de servicio celular nacional de EE.UU., incluyendo Verizon Wireless, Singular Wireless y ALLTEL. Por medio de dichos contratos, TracFone tiene la capacidad de ofrecer cobertura inalámbrica a toda la nación.

Las tarjetas prepagadas de TracFone sólo pueden utilizarse conjuntamente con aparatos celulares instalados con el software propiedad de y patentado de TracFone. TracFone tiene su propia marca de aparato celular y ha celebrado contratos con manufactureras, incluyendo Nokia y Motorola, para la instalación de este software en de sus aparatos celulares. TracFone espera celebrar contratos con manufactureras de aparatos celulares adicionales, para la instalación de su software de prepago.

TracFone espera que el mercado inalámbrico de prepago estadounidense crecerá significativamente en el futuro, y tiene la meta de incrementar su base de suscriptores y aumentar su participación de mercado aprovechando su cobertura a nivel nacional y su amplia red de distribución. La estrategia de TracFone es de mantener precios bajos para sus aparatos celulares y el tiempo aire, ofreciendo valores competitivos a sus mercados objetivos, que incluyen clientes de bajos ingresos y adolescentes.

Competencia. Los principales competidores de TracFone son los grandes operadores inalámbricos de EE.UU., incluyendo Verizon Wireless, AT&T, Sprint PCS, VoiceStream Wireless y Cingular Wireless. TracFone espera que en el futuro muchos de estos transmisores incrementarán su enfoque hacia los servicios inalámbricos de prepago.

Entorno Regulatorio. Como revendedor estadounidense de servicio celular, TracFone está sujeto a la jurisdicción de la U.S. Federal Communications Commission (FCC) y a las leyes y reglamentos de telecomunicaciones de los Estados Unidos. TracFone no requiere de licencias para llevar a cabo su negocio.

Techtel

Techtel LMDS Comunicaciones Interactivas, S.A., opera servicios de distribución multilugar local (LMDS) y red de fibra óptica en Argentina, suministrando servicios de voz, datos y transferencia de video y otros servicios relacionados de telecomunicaciones. LMDS es una tecnología de banda ancha inalámbrica que utiliza señales de radio para transmitir voz, video y datos. Techtel comenzó a proporcionar servicios de voz de línea – fija de larga distancia y apoyo a centros de llamadas en diciembre del 2000 y lanzó sus servicios de voz de línea fija local en agosto del 2001.

Somos propietarios de una participación de un 60% de Techtel por medio de una compañía en la que la participación restante está en manos de una afiliada de Techint Compañía Técnica Internacional S.A.C.I., uno de los grupos industriales más grandes de Argentina. Adquirimos nuestra participación en virtud de la reorganización de Telecom Américas en febrero del 2002.

Negocio y estrategia. La red de datos de Techtel cubre las ocho principales áreas metropolitanas de Argentina y aproximadamente el 50% de su población. La red de voz de Techtel cubre 43 ciudades.

El objetivo estratégico de Techtel es de establecerse en el mercado de servicios de voz de larga distancia de Argentina, en donde lanzó sus servicios de voz de larga distancia en diciembre de 2000. En 2001, Techtel invirtió aproximadamente U.S.$68 millones en gastos de capital para la ampliación de su red doméstica e internacional, incluyendo 16,340 kilómetros de conexión de fibras ópticas y LMDS, de los cuales 14,332 kilómetros ya están totalmente operacionales. América Móvil contribuyó U.S.$28.2 a Techtel en 2001, lo cual, junto con los fondos contribuidos por un subsidiaria de Techint, financió el plan de gastos de capital de Techtel para 2001. Suponemos que el actual clima económico en Argentina afectará en forma adversa a Techtel.

Competencia. Los principales competidores de Techtel son Telefónica de Argentina, S.A: y Telecom, S.A., las cuales proporcionan servicios de datos y video, así como servicios de voz de línea fija local y de larga distancia. Además, hay un número de nuevos competidores que están entrando al mercado de Argentina para los servicios de voz locales y de larga distancia, incluyendo Movicom y CTI, las primeras compañías celulares que obtuvieron licencias generales para servicios de voz. Otros proveedores de servicios de datos, tales como Impsat, COMSAT y Metrored, compiten con Techtel en el mercado de larga distancia principalmente mediante pequeñas participaciones del segmento de negocios.

Entorno regulatorio. En 1990, el gobierno de Argentina otorgó a Telefónica de Argentina, S.A. y a Telecom, S.A., el derecho exclusivo de proporcionar servicios de línea fija locales y de larga distancia, luego de la privatización de Entel, la antigua compañía de telecomunicaciones propiedad del estado. En 1998, el gobierno anunció un plan cronológico para la entrada de proveedores adicionales de servicios de telecomunicaciones, otorgando a la Secretaría de Comunicaciones la facultad de otorgar y regular las licencias de telecomunicaciones. En noviembre de 1999, se les concedió la entrada al mercado a Movicom y CTI, y en noviembre del 2000, el mercado Argentino de telecomunicaciones se abrió a cualquier participante interesado, sujeto a los términos y condiciones de licencia establecido por la Secretaría de Comunicaciones. La Comisión Nacional de Comunicaciones tiene la responsabilidad de la supervisión regulatoria general del sector de las comunicaciones. La Secretaría de Comunicaciones otorga licencias a los proveedores de servicio, y ambas, tanto la Secretaría de Comunicaciones como la Comisión Nacional de Comunicaciones pueden expedir reglamentaciones técnicas y administrativas.

Concesiones y licencias. Techtel cuenta con licencias para ofrecer servicios de transmisión de datos, video conferencias, así como telecomunicaciones de voz de línea fija locales y de larga distancia, al igual que para proporcionar servicio de transmisión de señal de radio en toda la Argentina. Techtel cuenta con autorización para operar en el espectro de radio de 38 gigahertz (Banda G) en la región de Buenos Aires, en el espectro de radio frecuencia de 10.5 gigahertz (Banda A) en ciertas otras áreas metropolitanas de Argentina y en espectro de radio de 28 gigahertz (Banda A) en toda la Argentina. Estas licencias y autorizaciones fueron otorgadas por la Secretaría de Comunicaciones y no tienen fecha de terminación. Sujeto a los términos de sus licencias y autorizaciones, Techtel se ha comprometido a ciertas metas de

inversión para el desarrollo de la red y otros proyectos, y a la fecha del presente informe anual Techtel está cumpliendo con estos compromisos.

Telstar

Telstar, S.A., está construyendo una red LMDS para suministrar servicios de transmisión de datos en Montevideo, Uruguay. Somos propietarios de una participación del 60% en Telstar por medio de la misma compañía que detenta a Techtel. Adquirimos nuestra participación en virtud de la reorganización de Telecom Américas en febrero del 2002.

Telstar cuenta con una licencia no exclusiva para instalar y operar una red de banda ancha inalámbrica en todo el Uruguay para proporcionar servicios de transmisión de datos. Telstar tiene autorización para operar en el espectro de radio de 10.5 gigahertz (Banda A). Telstar ha pagado los cargos mensuales requeridos de acuerdo con los términos de su licencia y autorización para el 2000 y el 2001. Conjuntamente con otros proveedores de telecomunicaciones en Uruguay en 2002, Telstar presentó solicitud de una reducción de estos cargos mensuales ante las autoridades regulatorias del Uruguay y actualmente están en espera de una respuesta. Los pagos de Telstar de dichos cargos mensuales por el 2002 no se vencerán en tanto no se haya resuelto el asunto.

TELECOM AMÉRICAS

Telecom Américas Ltd. es dueña de inversiones en cuatro compañías operativas en el sector de telecomunicaciones del Brasil. Actualmente Telecom Américas es propiedad de América Móvil en un 52.8 %, de Bell Canada International Inc. en un 32.2 %, 9.1% por SBC International, Inc. (SBCI)y de un inversionista financiero en un 5.7 %. BCI es una subsidiaria de BCE Inc., la compañía de telecomunicaciones más grande de Canadá, y SBCI es una subsidiaria de SBC Communications Inc, una compañía de comunicaciones global que opera en los Estados Unidos y en otros 19 países en todo el mundo. En mayo de 2002, acordamos adquirir la participación de BCI en Telecom. Américas, y ejercimos la opción para adquirir la participación de SBCI en Telecom. Américas en junio de 2002. Esperamos que la transacción con SCBI cierre en julio de 2002 y que la transacción con BCI cierre en agosto de 2002. En virtud de las modificaciones del convenio entre accionistas que celebramos en forma simultánea con el convenio para adquirir las acciones de BCI, contamos con el control efectivo de Telecom Américas.

Historia

Telecom Américas se constituyó como una empresa conjunta en noviembre de 2000.De acuerdo con el contrato de empresa conjunta:

- América Móvil aportaba a Telecom Américas su participación de 25% en ATL Algar Telecom Leste, S.A. un operador inalámbrico de Banda B brasileño, y aproximadamente U.S.$1.17 miles de millones en pagarés. Además nos comprometimos a aportar nuestras participaciones en Techtel LMDS Comunicaciones Interactivas, S.A. y Telstar S.A., operadores inalámbricos de banda ancha en Argentina. Estas participaciones fueron aportadas en agosto del 2001.

- BCI aportó a Telecom Américas su participación en Comcel y Occel; Americel S.A. y Telet S.A., operadores inalámbricos de Banda B brasileños; Canbras Communications Corp., un proveedor de servicios de acceso a Internet y televisión por cable; y Genesis Telecom, C.A., un operador inalámbrico de banda ancha de Venezuela. Además. BCI aportó aproximadamente U.S.$964 millones en pagarés.

- SBCI aportó a Telecom Américas una participación del 25% en ATL.

Por medio de una serie de transacciones en el 2001:

- Telecom Américas incrementó su participación tanto en Americel como en Telet hasta 77.4% y 77.5% respectivamente

- Telecom Américas adquirió 19.9% de las acciones con voto y 100% de las acciones preferenciales sin voto de Tess, S.A., un operador inalámbrico de Banda B brasileño en el estado de Sao Paulo.

Telecom Américas fue reorganizada en febrero del 2002. Mediante transacciones simultáneas:

- Adquirimos la participación de 77.1 de Telecom Américas en Comcel y Occel.
- Pagamos U.S.$80 millones en efectivo.
- Le vendimos a Telecom Américas nuestra participación del 50% en ATL.
- BCI adquirió la participación de 75.6% que Telecom Américas tenía en Cambras.
- Nosotros adquirimos la participación de Telecom Américas de Techtel y en Telestar.
- Telecom Américas transfirió su participación de 59% en Génesis en partes iguales a BCI y a América Móvil.

En enero del 2002, SBCI nos otorgó una opción para adquirir su participación en Telecom Américas. Adquirimos esto como parte de una transacción en la que vendimos nuestra participación del 50% de Cellular Communications de Puerto Rico, Inc. a SBCI. El ejercicio de nuestra opción de compra de tres años para adquirir la participación de SBCI en Telecom Américas no implica el pago de ninguna otra compensación de nuestra parte. Ejercimos la opción en junio de 2002 y esperamos adquirir las acciones en julio de 2002.

En abril de 2002, Telecom Américas le emitió a un inversionista financiero 1,844 acciones preferenciales convertibles sin voto que representaban el 6.9% del capital social de Telecom Américas en el momento de su emisión. Las acciones preferenciales pueden ser convertidas en acciones comunes u ordinarias a opción del tenedor y en cualquier momento. Las acciones preferenciales tienen derecho a dividendos por acción equivalente a 1.5 veces el monto de cualesquiera dividendos por acción decretados para las acciones ordinarias, y a preferencia por encima de las acciones ordinarias en la devolución de capital en el momento de una liquidación hasta por un monto total de U.S.$300 millones. Las acciones preferenciales no tienen derecho de voto y no tienen derecho de representación en su consejo de administración. Un tenedor tiene el derecho de exigir que sus acciones sean incluidas para su venta en una oferta registrada por Telecom Américas, incluyendo derechos de demanda de registro que se pueden ejercer a partir de 2006 y, en algunas circunstancias, a requerir que sus acciones sean incluidas si vendiéramos más del 20% de las acciones de Telecom Américas. Los tenedores tienen el derecho de vendernos la mitad de las acciones a América Móvil a partir de 2006 a un precio basado en el monto de la liquidación preferencial más interés a una tasa de interés nominal y tenemos el derecho de adquirir la mitad de las acciones a partir de 2006 al mismo precio.

En mayo de 2002, acordamos adquirir todas las acciones propiedad de BCI de Telecom Américas por cambio de efectivo y un pagaré. El pago en efectivo es de U.S.$150 millones, descontado, si el cierre ocurre antes del 1° de octubre de 2002. Si el cierre ocurre en agosto, serán aproximadamente U.S.$146 millones. El pagaré será por U.S.$220 millones y será pagadero en marzo de 2003, sin intereses. A continuación del cierre de esta transacción y de las aportaciones de capital que se están realizando actualmente, América Móvil tendrá una participación en Telecom Américas del 94.5 %.

BCI está tratando de obtener la aprobación de la transacción de los accionistas y tenedores de determinados valores de deuda, y trata de obtener una orden judicial aprobando el plan del arreglo sujeto al cual BCI dispondrá de todos sus activos, incluyendo acciones de Telecom Américas y en última instancia liquidar (su empresa). Las condiciones precedentes al cierre de la transacción incluyen, además de los asuntos acostumbrados, una orden judicial aprobando la venta. Entendemos que puede ser posible que se satisfaga esta condición a tiempo para el cierre a finales de julio o principios de agosto de 2002, pero no hay ninguna seguridad a este respecto.

Las acciones que estamos adquiriendo las detentan los prestamistas de BCI en calidad de garantía sujeto a su principal financiamiento bancario, que vence el 9 de agosto de 2002. Si nuestra compra de las acciones de BCI no puede cerrarse para la fecha en que el préstamo sindicado se venza, los prestamistas tendrán derecho contractual de ejercer su derecho real en las acciones. Hemos celebrado un acuerdo de opción con los prestamistas sujeto a este préstamo, que dispone que si ellos obtienen la titularidad de las acciones de BCI, tienen derecho de requerirnos para que les compremos las acciones. Si la opción se ejerce en o antes del 1° de marzo de 2003, la compensación o precio será substancialmente la misma que bajo nuestro contrato de compra con BCI. Si la opción se ejerciera después del 1° de marzo, pero antes del 30 de junio de 2003, el precio será igual al valor justo de mercado de las acciones, pero no menor que el endeudamiento pendiente de pago de acuerdo con el préstamo ni más de U.S.$:70 millones. La opción del prestamista expirará si no se ejerce en o antes del 30 de junio de 2003, y después de esa fecha tendremos el derecho de comprar las acciones al precio justo de mercado, pero no en menos que el endeudamiento pendiente de pago de acuerdo con el convenio de préstamo.

Resumen de la Operación

Las propiedades inalámbricas de Telecom Américas en Brasil incluyen las operaciones celulares de Banda B de ATL, Tess, Telet y Americel. ATL opera en los estados de Río de Janeiro y Espírito Santo; Tess opera en el estado de Sao Paulo (fuera de la ciudad y región metropolitana de Sao Paulo); Telet opera en el estado de Rio Grande do Sul; y Americel opera en siete estados en las regiones centro – occidentales y norte de Brasil. Al 31 de marzo de 2002, estas compañías en conjunto daban servicio a aproximadamente 4.5 millones de suscriptores y cubrían aproximadamente 60.3 millones de puntos de presencia o venta (POP) cubiertos bajo licencias

La siguiente tabla resume las principales compañías operativas de Telecom Américas y ciertos datos de operación relacionados al 31 de marzo de 2002 y para el año que terminó el 31 de diciembre de 2001.

Compañía	POPs con Licencia Estimados (millones)	Suscriptores Totales (miles)	Minutos de Uso por Mes Promedio	Ingresos Mensuales Promedio por Usuario(1)	Rotación (Churn) Mensual(2)
Inalámbrica Brasil					
Tess........................	17.8	1,078	94	Ps.124.4	1.9%
ATL........................	17.5	1,935	116	118.5	1.4%
Telet........................	10.2	851	96	117.3	3.1%
Americel.................	14.7	640	122	153.2	3.3%

(1) Pesos constantes al 31 de diciembre 31, 2001.
(2) Las tasas de rotación (churn) representan el número de clientes cuyo servicio inalámbrico ha sido descontinuado durante el período, ya sea voluntaria o involuntariamente (como cuando los clientes dejan de pagar sus cuentas) dividido entre el promedio de clientes del mencionado período

Abajo se describen las principales compañías operativas de Telecom Américas. La información financiera proporcionada para estas compañías operativas ha sido preparada de acuerdo con los principios contables locales y ajustados a pesos constantes al 31 de diciembre del 2001.

ATL

ATL Algar Telecom Leste S.A. es la concesionaria celular Banda B de los estados de Río de Janeiro y Esíprito Santo en Brasil. Telecom Américas detenta indirectamente una participación económica del 100% en ATL. La participación de Telecom Américas en ATL fue adquirida por Telmex y SBCI en enero de 2000. En agosto de 2001, América Móvil adquirió de Williams Communications Group, Inc. la participación restante en ATL por U.S.$ 598.4 millones, pagaderos en parte en 2001 y en parte en 2002. En la reorganización de Telecom Américas que terminó el 8 de febrero de 2002, transferimos nuestra participación en ATL a Telecom Américas. Algar Telecom, S.A. detenta una participación de control, con voto que Telecom Américas tiene derecho de adquirir a la expiración o remoción de ciertas restricciones regulatorias brasileñas. En 2001, ATL contaba con activos totales por Ps.3,603.6 millones, y una pérdida neta de Ps.1,307.9. En 2001, ATL contaba con activos totales por Ps.10,325.9 millones.

Negocio y estrategia. ATL inició operaciones en enero de 1999. La red celular de ATL utiliza tecnología digital TDMA y cubre aproximadamente el 70% del área geográfica de Río de Janeiro y 30% del área geográfica de Espírito Santo. La red de ATL cubre aproximadamente 93% de la población combinada de estos estados. Al 31 de marzo de 2002, ATL tenía aproximadamente 1.9 millones de suscriptores y 40% de la participación de mercado en los estados en los que opera. Al 31 de marzo de 2002, ATL tenía 1,464 empleados.

ATL ofrece servicios de voz inalámbricos mediante una variedad de planes de tarifas. Al 31 de marzo dei 2002, los suscriptores de prepago representaban aproximadamente 84% de los suscriptores de ATL. ATL también ofrece servicios adicionales tales como correo de voz, llamada en espera, identificador de llamadas, servicios de conferencias y servicios de mensajes breves. ATL presentó servicios de Internet inalámbrico y de transmisión de datos en enero de 2001. ATL distribuye sus servicios y aparatos celulares por medio de cuatro grandes minoristas independientes (que representan aproximadamente el 80% de las ventas de aparatos micro telefónicos), 274 distribuidores independientes, 20 tiendas de la compañía y telemercadeo. ATL utiliza también agentes que trabajan a comisión para dar atención y apoyo a sus clientes corporativos.

La estrategia de negocios de ATL es de:

- Competir con otros proveedores celulares en su área de servicio con base tanto en precio como en calidad de servicio al cliente, con la meta de incrementar la penetración de mercado;
- Utilizar prec:ɔs inferiores como una ventaja competitiva para establecer y ampliar su base de clientes; e
- Incrementar la base de suscriptores de prepago mediante distribución en el mercado masivo y numerosos p:ıntos de venta.

Competencia. E‹ principal competidor de ATL es Telefónica do Brasil, la concesionaria de Banda A que opera en varias regiones de Brasil, incluyendo Río de Janeiro y Espírito Santo, y que pertenece a Telefónica de España. Nextel, una empresa conjunta entre Motorola y Nextel Communications, Inc., compite con ATL con relación al servicio de líneɒ privada al segmento corporativo en el área metropolitana de Río de Janeiro.

Durante la primera mitad de 2001, las autoridades brasileñas subastaron dos licencias PCS par el espectro de radio de 1800 megahertz, permitiendo que entraran dos nuevos competidores al mercado a principios del 2002. S‹ espera que las autoridades brasileñas subasten una tercera licencia tal en un momento futuro por anuı ciarse. No se presentaron posturas para una subasta que se intentó de la tercera licencia PCS en agosto de 2001, cuando se les prohibió hacer propuestas a los operadores actuales.

Entorno Regulatorio. Conjuntamente con la disolución y privatización de Telecomuncacaos Brasileiras S.A. – monopolio de telecomunicaciones Telebras, Brasil abrió su industria de servicio de telefonía móvil celular : las empresas privadas. Comenzando en 1997, se subastaron a operadores inalámbricos 10 licencia:. celulares cubriendo todo Bra: il para competir en contra de ocho proveedores titulares que surgieron d: la disolución de Telebrás y que subsecuentemente se subastaron a empresas privadas. En 1997, Brasil revisó su ley de telecomunicaciones para promover la competencia entre proveedores de servicio y establecer una agencia regulatoria independiente, Agencia Nacional de Telecomunicacaoes – AɮATEL (Anatel), para regular su industria de telecomunicaciones. Anatel otorga licencias para operadores tanto inalámbricos como de líneas por cable. Asimismo, asigna objetivos específicos para el suministro de servicios telefónicos a la población brasileña, incluyendo asignaciones actuales cuya intención es la de incrementar la penetración hasta el 20% para el 2005. Anatel tiene la autoridad suficiente para otorgar concesiones y licencias para los servicios de telecomunicacione públicos. Comenzando en 1999, la totalidad del sector de telecomunicaciones del Brasil ha estado abierto a la competencia.

En septiembre de 2000, Anatel publicó lineamientos para la implementación de las operaciones de PCS (Servico Móvel Pessoal) en Brasil. Los lineamientos habilitaban comunicaciones entre estaciones móviles, así como desde estaciones móviles a estaciones no móviles dentro de la misma área de registro de PCS. Además, las llamadas originadas dentro del área de registro y teniendo un punto de destino fuera de ésta serán tratadas como servicio telefónico fijo conmutado para larga distancia nacional e internacional.

Los lineamientos establecen reglas en relación a la selección de hasta tres proveedores inalámbricos adicionales por región, correspondiendo a las Bandas C, D y E. . Sujeto a los lineamientos, Brasil está dividido en tres regiones para operación de PCS, al contrario de 10 regiones para los actuales proveedores de servicios celulares. Cada una de las tres regiones deberá tener tres nuevos competidores además de los dos competidores existentes, que actualmente operan en Bandas A y B. Los actuales proveedores celulares de Banda A y Banda B tienen la opción de conmutar a PCS y la migración a PCS es una condición para que se les prorroguen sus concesiones. Después de la migración a PCS, ATL tendrá el derecho de adquirir espectro de radio adicional para permitirle ofrecer los mismos servicios que los proveedores de PCS, para solicitar licencias de servicios de larga distancia y para consolidar sus licencias y operaciones con otros proveedores inalámbricos.

No existen restricciones en la participación en compañías constituidas y con sede en Brasil, aún cuando sean de dueños extranjeros. Las compañías interesadas deberán competir en cada una de las tres regiones. Sin embargo, el mismo proveedor no podrá proporcionar (servicio) celular o PCS o ambos mediante más de una autorización o concesión en la misma área de servicio.

Concesiones ATL tiene una concesión de servicio inalámbrico en 15 años otorgada por Anatel en abril de 1998, cubriendo los estados de Rio de Janeiro (91 ciudades) y Espírito Santo (77 ciudades), con una opción para extender la concesión por 15 años adicionales, siempre que ATL migre a PCS y acuerde con el Ministerio Brasileño respecto a las tarifas de renovación de licencia. La concesión, que ha sido totalmente pagada, está reglamentada sujeta a la Ley General de Comunicaciones (*Lei Geral de Telecomunicacoes).*

Tess

En abril de 2001, Telecom Américas, por medio de su subsidiaria de su total propiedad, Telecom Américas Investments, Ltd. (TAIL) adquirió 19.9% de las acciones con derecho a voto y 100% de las acciones preferenciales sin voto de Tess, S.A., la concesionaria celular de Banda B en el estado de Sao Paulo (fuera de la ciudad y la región metropolitana de Sao Paulo). La mayoría de las acciones con voto de Tess están controladas por la compañía de comunicaciones sueca, Telia. En el 2000, Tess tenía ingresos por Ps.2,195.2 millones y una pérdida neta de Ps.1,545.7 millones. En 2001, Tess tenía ingresos por Ps.2,106.5 millones y una pérdida neta de Ps.1,707.2 millones. Al 31 de diciembre de 2001, Tess tenía activos totales por Ps.10,032.5 millones.

El precio de compra para la adquisición de Tess se compuso de U.S.$318.7 millones en efectivo y U.S.$631.3 millones en tres pagares a tres años emitidos por TAIL. Los pagarés son pagaderos en tres pagos parciales iguales, en el primer, segundo y tercer aniversario del cierre y devengan intereses a LIBOR. El monto principal restante de los pagarés de TAIL es de U.S.$420 millones después del pago de abril 2002. La mitad de los pagarés TAIL están garantizados por América Móvil y nosotros adquirimos estos pagarés con un descuento en el cierre inicial en abril de 2001. La otra mitad de los pagares TAIL están garantizados por BCI. Estos pagarés fueron adquiridos durante el 2001 por determinadas afiliadas de América Móvil, que se han comprometido a liberar a BCI de su garantía en conexión con el cierre de nuestra adquisición de la participación de BCI en Telecom Américas.

En conexión con la adquisición, Telecom Américas también adquirió una opción para adquirir control de participación con voto restante en Tess. La opción está sujeta a la aprobación de la agencia regulatoria brasileña Anatel para la transferencia de control de Tess a Telecom Américas (o la ausencia de un requisito de dicha aprobación) o conversión de la concesión celular de Banda B de Tess a una licencia PCS (Servico Móvel Pessoal) de acuerdo con los reglamentos de Anatel. Como parte de la adquisición, Telecom. Américas le otorgó a Bell South International, Inc., una opción para la compra de 50% de su participación en Tess. La opción no fue ejercida por Bell South International, Inc., y expiró en octubre de 2001.

Negocio y estrategia. Tess inició sus operaciones en enero de 1999. La red celular de Tess utiliza tecnología TDMA y cubre aproximadamente 13% del área geográfica por la que tiene la concesión

en el estado de Sao Paulo. La red de Tess cubre aproximadamente 74% de la población de esta área. Al 31 de marzo de 2002, Tess contaba con aproximadamente 1.1 millones de suscriptores y un 35% de la participación de mercado del estado en el que opera. Al 31 de marzo, Tess tenía 872 empleados.

Tess ofrece servicios de voz inalámbricos mediante una variedad de planes de tarifas. Al 31 de marzo de 2002, los suscriptores de prepago representaban aproximadamente 87% de los suscriptores de Tess. Tess ofrece adicionalmente servicios con valor agregado tales como correo de voz, llamada en espera, identificador de llamada, servicios de conferencia y servicios de mensajes cortos. Tess introdujo servicio de transmisión de datos Wireless Internet Access a los clientes corporativos en agosto de 2000 y para diciembre de 2000, todos los suscriptores tenían a disposición los servicios de Wireless Internet (WAP) y transmisión de datos. Tess distribuye sus servicios y aparatos celulares por medio de 19 grandes minoristas independientes (que representan aproximadamente 440 puntos de venta), 372 distribuidores independientes, 12 tiendas de la compañía y por telemercadeo. Tess utiliza también agentes que trabajan a comisión para dar apoyo a sus clientes corporativos.

Tess ofrece dieciocho tipos de planes de llamadas. Se ofrecen quince planes diferentes a los cliente de pospago, de los cuales todos menos uno requiere de un contrato de 12 meses. Se ofrecen tres planes adicionales exclusivamente para clientes de prepago: *Plano Tess Prepago", "Plano Nocturno" y "Plano Corporativo".* Tess tiene la intención de introducir el servicio de prepago *"Plano Minutos"* en 2002, el cual será un producto prepagado de primera calidad, presentando una recarga automática mensual. Actualmente, los clientes de prepago tienen diversas opciones para recargar, incluyendo comprobantes, cajeros automáticos de bancos, máquinas Tess de tarjetas de llamadas, pago por tarjeta de crédito y en puntos de venta de la lotería nacional, en donde los clientes pagan efectivo y reciben un número (de identificación personal – 'PIN'). En conjunto, estas opciones permiten a los clientes de prepago de Tess recargar con facilidad sus cuentas de prepago.

La estrategia de negocios de Tess es de:

- Competir con otros proveedores celulares en su área de servicio con base tanto en precio como en calidad de servicio a clientes, con la meta de incrementar la penetración de mercado;
- Utilizar costos inferiores como una ventaja competitiva para establecer y ampliar su base de clientes; e
- Incrementar la base de suscriptores de prepago mediante la distribución masiva del mercado y numerosos puntos de venta.

Competencia. El principal competidor de Tess es Telesp Celular, que está controlada por Portugal Telecom.

Entorno regulatorio. Ver – "ATL – Entorno regulatorio".-

Concesiones. Tess detenta una concesión de servicio inalámbrico por 15 años otorgada por Anatel en marzo de 1998, que cubre el estado de Sao Paulo (fuera de la ciudad y región metropolitana de Sao Paulo), con una opción para extender la concesión por un período adicional de 15 años, siempre que Tess migre a PCS y se comprometa con el Ministerio Brasileño respecto de las tarifas de renovación de la licencia. La concesión de Tess, que ha sido totalmente pagada, está reglamentada sujeta a la Ley General de Telecomunicaciones (*Lei Geral de Telecomunicacoes).*

Americel

Americel, S.A. es una concesionaria celular de Banda B que opera en siete estados en el occidente central de Brasil, incluyendo la ciudad de Brasilia, capital del Brasil. Telecom Américas detenta una participación económica indirecta de 77.4% en Americel. La participación inicial de Telecom Américas en Americel fue adquirida en noviembre de 2000 y se incrementó en 2001 mediante una adquisición de acciones de TeleSystem International Wireless, Inc., y un grupo de fondos de inversión y de pensiones.. En el 2000, Americel tuvo ingresos por Ps.1.126.7 millones y una pérdida neta de Ps.621.9 millones. En

el 2001, Americel tuvo ingresos de Ps.1,345.5 millones y una pérdida neta de Ps.660.3 millones. Al 31 de diciembre de 2001, Americel tenía activos totales por Ps.4,092.9 millones.

Negocio y estrategia. La red celular de Americel utiliza tecnología digital TDMA y cubre aproximadamente 67% de la población de los estados en los que opera. Al 31 de marzo de 202, Americel tenía aproximadamente 640,000 suscriptores y una participación de 23% en el mercado inalámbrico en los estados en los que opera . Al 31 de marzo de 2002, Americel tenía 648 empleados.

Americel ofrece una variedad de planes de tarifas a sus clientes de pospago y ofrece servicios de prepago en todos sus mercados. La tarjeta de prepago de Americel, comercializada bajo la marca comercial *"Legal"*, es utilizada por más de 65% de su base de clientes. Americel ofrece productos prepagados con beneficios, que incluyen aparatos celulares, así como tiempo aire y, a los clientes que ya cuentan con sus propios aparatos celulares, les ofrece tiempo aire prepagado comercializado bajo la marca *"Virou Legal"*. Al 31 de marzo de 2002, los suscriptores de prepago representaban aproximadamente el 83% de los suscriptores de Americel. La estrategia de Americel es la de continuar expandiendo su base de clientes mediante la ampliación de su red.

Competencia. Americel compite con Tele Centro Oeste, que suministra servicio inalámbrico en ciertos estados del occidente central de Brasil, y con la Companhia de Telecomunicacoes do Brasil Central – CTBC Telecom, que ofrece servicio inalámbrico en algunas ciudades localizadas en el estado de Goiás. Tele Centro Oeste se formó en la reorganización de 1998 de las subsidiarias de Telebrás, la operadora de telecomunicaciones inalámbrica y de línea fija antiguamente propiedad del estado.

Entorno regulatorio. Ver " – ATL – Entorno regulatorio".

Concesiones. Americel detenta una concesión de servicio inalámbrico de 15 años otorgada por Anatel en 1997, que cubre el occidente central y el norte de Brasil, con una opción de extender la concesión por un período adicional de 15 años, siempre que Americel migre a PCS y se comprometa con el Ministerio Brasileño respecto de las tarifas de renovación de la licencia. La concesión, que ha sido totalmente pagada, está reglamentada sujeta a la Ley General de Telecomunicaciones (*Lei Geral de Telecomunicacoes)*.

Telet

Telet S.A. es la concesionaria celular de Banda B que opera en el estado de Rio Grande do Sul in Brasil. Telecom. Américas tiene una participación económica de 77.5% en Telet. La participación inicial de Telecom. Américas en Telet se adquirió en noviembre de 2000 y se incrementó en 2001 mediante la adquisición de acciones de TeleSystem International Wireless, Inc., y un grupo de inversionistas y fondos de pensión. En 2000, Telet tuvo ingresos por Ps.1,104.9 millones y una pérdida neta por Ps.799.7. En 2001, Telet tuvo ingresos por Ps.1,375.5 millones y una pérdida neta de Ps.1,069.4 millones. Al 31 de diciembre, Telet tenía activos s totales por Ps.5,669 millones.

Negocio y estrategia Telet comenzó a operar en febrero de 1999. La red de Tele utiliza tecnología digital TDMA y cubre aproximadamente 17% del área geográfica de Rio Grande do Sul y aproximadamente 86% de su población. Al 31 de marzo del 2002 Telet tenía 851,000 suscriptores y una participación del mercado celular inalámbrico de 31% en el estado de Rio Grande do Sul. Al 31 de marzo, Telet tenía 721 empleados.

Telet ofrece servicios inalámbricos pospagados bajo la marca comercial de *"Claro Digital"*, servicios prepagados bajo la marca comercial de *"Claro Expresso"*, servicio de Internet bajo la marca comercial de *"Claro Net"* y servicio de roaming internacional bajo la marca comercial de *"Claro Mundi"*. Al 31 de marzo de 2002, los suscriptores de prepago representaban aproximadamente 83% de los suscriptores de Telet. Telet ofrece también servicios adicionales tales como buzón de correo, llamada en espera, conferencia de tres, traslado de llamada y bloqueo de llamadas. La estrategia de negocios principal de Telet es de continuar incrementando su base de clientes mediante la ampliación de su red.

Competencia. El único competidor significativo de Telet es CRT Celular, propiedad de la Telefónica de España.

Entorno regulatorio. Ver – "ATL Entorno regulatorio"

Concesiones. Telet tiene una concesión de servicio inalámbrico por 15 años otorgada por Anatel en 1998 cubriendo el estado de Rio Grande do Sul, con una opción para extender la concesión por 15 años adicionales, siempre que Telet migre a PCS y acuerde con el Ministerio Brasileño respecto a las tarifas de renovación de licencia. La concesión, que ha sido totalmente pagada, esta regulada sujeta a la Ley General de Telecomunicaciones (*Lei Geral de Telecomunicacoes)*.

OTRAS INVERSIONES

A continuación se describen nuestras principales inversiones en afiliadas además de nuestras subsidiarias y de Telecom Américas. La información financiera proporcionada para estas afiliadas ha sido preparada de acuerdo con los principios contables locales y ajustados a pesos constantes al 31 de diciembre de 2001. Con relación a algunas de estas compañías, esperamos realizar inversiones adicionales en el futuro para desarrollar operaciones e infraestructura, para repago de endeudamiento, para incrementar nuestra participación propietaria o para otros propósitos. No podemos proporcionar ninguna seguridad en cuanto al alcance, oportunidad o costo de futuras inversiones internacionales, y dichas inversiones pueden significar riesgos a los que no hemos sido expuestos con anterioridad.

CompUSA

CompUSA, Inc., es una empresa minorista de equipo de computación personal con base en Dallas, Texas. Nosotros somos propietarios de una participación del 49% de CompUSA. Nuestra participación en CompUSA se adquirió en marzo de 2000, a continuación de que se completó una oferta pública en la que Telmex y Grupo Sanborns, S.A. de C.V. adquirieron 100% del capital social de CompUSA. Sanborns es una subsidiaria de Grupo Carso, S.A. de C.V, que es una afiliada de América Móvil. Actualmente, la participación restante de CompUSA es propiedad de Tenedora U.S., S.A. de C.V., una compañía mexicana escindida por Sanborns en febrero de 2002. En el 2000, CompUSA obtuvo ingresos por Ps.40,347 millones y una pérdida neta de Ps.471 millones. En 2001, CompUSA obtuvo ingresos por Ps.37,885.3 millones y una pérdida neta de Ps. 955.1 millones. Al 31 de diciembre de 2001, CompUSA tenía activos totales por Ps.16,127 millones.

Negocio y estrategia. CompUSA opera 217 CompUSA Computer Superstores (Super Tiendas de Cómputo CompUSA) en 90 áreas metropolitanas a través de los Estados Unidos, abarcando un total de 44 estados. Además, CompUSA opera ocho tiendas del concepto "mercado pequeño", que son tiendas más pequeñas que ofrecen productos enfocados a las comunidades en las que operan. Al 31 de marzo de 2002, CompUSA contaba con 14,006 empleados.

CompUSA ofrece hardware y software par computadoras personales y productos y accesorios relacionados. Además de su selección en la tienda, CompUSA ofrece también a sus clientes la posibilidad de ordenar aproximadamente 30,000 productos adicionales. Los precios y servicios se determinan típicamente de manera central, pero los gerentes tienen autoridad para ajustar precios en la tienda en respuesta a condiciones de competencia locales dentro de los lineamientos establecidos y controlados en forma central. La estrategia de CompUSA incluye el desarrollo y crecimiento de su negocio al detalle de Internet.

Competencia. CompUSA compite con una variedad de revendedores de computadoras personales y productos y servicios relacionados. En lo que se refiere a ventas de productos, CompUSA compite con comerciantes minoristas de gran formato de productos electrónicos de consumo y artículos de oficina, de manufactureras y distribuidoras que venden directamente al público, así como otros minoristas de formato grande de computadoras, minoristas con base de Internet, negocios de pedidos por correo, comerciantes en masa, negocios de descuento, minoristas de especialidades electrónicas, minoristas de especialidades de software, otros minoristas de computadoras personales, negociantes no establecidos y revendedores que ofrecen valor agregado. Además, CompUSA tiene numerosos competidores en sus negocios de capacitación y servicios técnicos.

La industria de las computadoras personales está experimentando cambios significativos. Los rápidos adelantos tecnológicos, combinados con una población crecientemente informada en computación, han incrementado el uso y popularidad de las computadoras personales, dando por resultado el surgimiento y crecimiento de una variedad de canales de distribución. CompUSA considera que los clientes se han sensibilizado en cuanto a precios de manera creciente y esto da por resultado una amplia e intensa competencia entre los minoristas de productos de computadoras personales y los revendedores.

Otros

Genesis. Somos propietarios de una participación de 29.5% de Genesis Telecom, C.A., un operador inalámbrico de banda ancha en Venezuela. Adquirimos nuestra participación directa en Genesis en la reorganización de Telecom Américas que cerró el 8 de febrero de 2002, en la que Telecom Américas transfirió su 59.0% en Genesis en partes iguales a BCI y a América Móvil. La participación de Telecom Américas en Genesis se adquirió en noviembre de 2000 y subsecuentemente se incrementó mediante aportaciones de capital en 2001. Genesis ha suspendido sus operaciones y está en proceso de liquidación de sus asuntos. Nosotros hemos cancelado totalmente nuestra participación en Genesis. Durante el 2000. 2001y 2002 le otorgamos préstamos a Genesis por un total de U.S.$6.2 millones para fines de capital de trabajo general y esperamos capitalizar dichos préstamos en el futuro próximo.

ARBROS. Somos propietarios de una participación de 24.9% en ARBROS Communications, Inc., y detentamos opciones de compra para la adquisición de acciones adicionales, el ejercicio de las cuales incrementaría nuestra participación indirecta a un 45%. Nuestra participación en ARBROS se adquirió en una transacción de dos pasos, el segundo paso de los cuales finalizó en julio de 2001.

Desde el cierre de julio de 2001. ARBROS ha continuado reportando pérdidas substanciales y ha tenido dificultad para cumplir con sus requerimientos de efectivo. Recientemente, ARBROS suspendió sustancialmente sus operaciones regulares. ARBROS se encuentra ahora en proceso de deshacerse de sus activos con el fin de liquidar las reclamaciones de sus acreedores.

Además de nuestra inversión de capital, nuestras subsidiarias, Telcel y Secotel, detentan dos de las mayores reclamaciones de acreedores contra ARBROS con reclamaciones de U.S.$100 y U.S.$40 millones, respectivamente. La reclamación de Telcel de U.S.$100 millones fue resultado de su pago realizado en mayo de 2002 de la totalidad del adeudo en su calidad de aval de un préstamo de U.S.$100 millones otorgado por Credit Suisse First Boston a ARBROS, que cargamos a utilidades en el primer trimestre de 2002. La reclamación de Sercotel de U.S.$40 millones es con respecto a un préstamo de U.S.$40 millones que le hizo Sercotel a ARBROS en octubre de 2001. Dada la condición financiera de ARBROS, no se puede asegurar que cualquier porción de las reclamaciones de Telcel y Sercontel en contra de ARBROS será pagada por ARBROS. Nosotros hemos cancelado totalmente nuestra inversión en ARBROS.

Network Access. Somos propietarios de acciones preferenciales convertibles que representan una pequeña participación de capital en Network Access Solutions Corporation, un proveedor de servicios de comunicaciones de datos de alta velocidad a clientes de la Costa Este de los Estados Unidos. Nuestra inversión original se hizo en marzo de 2000. En agosto de 2001, cambiamos una importante porción de nuestras acciones preferenciales de Network Access por determinadas opciones que, al ejercerlas, nos darían una participación de 8.8% sobre una base totalmente diluida en Armillaire Technologies, Inc. Nosotros hemos cancelado totalmente nuestra inversión en Network Access.

Armillaire. Detentamos opciones de compra para la adquisición de acciones de Armillaire Technologies, Inc., el ejercicio de las cuales nos daría una participación del 8.8% en la compañía sobre una base totalmente diluida. Armillaire es una sociedad de Delaware que desarrolla soluciones de telecomunicaciones para redes de voz unificada, datos y video con oficinas principales y lugar principal de negocios en Bethesda, Maryland. A la fecha de este reporte anual, Armillaire ha suspendido operaciones. Nosotros hemos cancelado totalmente nuestra inversión en Armillaire.

CCPR. En enero de 2002, vendimos nuestra participación de 50% en Cellular Communications of Puerto Rico, Inc., (CCPR) a SBCI a cambio de U.S.$106.3 millones y la opción para adquirir la participación de SBCI en Telecom Américas. CCPR ofrece servicios inalámbricos, localizador y larga distancia sujeto la marca comercial de "Cingular Wireless" (anteriormente "Cellular One") en Puerto Rico y las Islas Vírgenes de EE.UU. Nosotros reportamos una ganancia de Ps.218 millones en el primer trimestre de 2002 como resultado de esta venta.

Cablevisión. En Abril de 2002, vendimos nuestra participación en Empresas Cablevisión, S.A. de C.V., en una oferta pública inicial en la Bolsa Mexicana de Valores. Cablevisión proporciona servicios de televisión por cable y acceso a Internet en el área metropolitana de la Ciudad de México. La participación restante en Cablevisión continúa siendo propiedad de Grupo Televisa, S.A., que es el mayor proveedor de programación de televisión en México. Nosotros reportamos una ganancia de Ps. 1,283 millones en el primer trimestre de 2002 como resultado de esta venta.

Telvista. Nosotros somos propietarios indirectamente de una participación de un 44.2% en Telvista, la cual adquirimos en junio de 2001 de Technology and Internet Holding Co., una compañía en la cual tienen una participación conjunta Telmex, Grupo Carso y América Móvil. Telvista es una corporación de Delaware, que opera cuatro centros de llamadas con aproximadamente 2,600 posiciones en los Estados Unidos.

Iberbanda. Nosotros somos propietarios de una participación de 18.6% de Iberbanda S.A. (anteriormente FirstMark Comunicaciones España, S.A.), la cual adquirimos en noviembre de 1999. Iberbanda proporciona servicios inalámbricos de banda ancha en España. Nosotros hemos cancelado totalmente nuestra inversión en Iberbanda.

INVERSIONES DE CAPITAL

La siguiente tabla consigna nuestros gastos de capital, previo a retiros, por cada año durante un período de cuatro años que finalizó el 31 de diciembre de 2001.

	Año que termina el 31 de diciembre,		
	1999	2000	2001
	(millones de pesos constantes al 31 de diciembre, 2001)		
Equipo de transmisión y conmutación	Ps. 6,556	Ps.13,814	Ps.12,285
Equipo de cómputo	289	476	598
Licencias	—	90	310
Inversión en subsidiarias y afiliadas	4,686	16,453	7,124
Otros	110	1,224	2,759
Total de gastos de capital	Ps. 11,641	Ps.32,057	Ps.23,076

Para el año que finalizará el 31 de diciembre de 2002, tenemos presupuestados gastos de capital por aproximadamente U.S.$1.4 billones (miles de millones), por el año que termina el 31 de diciembre de 2002, incluyendo gastos de capital de Telecom Américas y Comcel. Aproximadamente dos terceras partes de nuestros gastos de capital se aplicarán principalmente a la ampliación y perfeccionamiento de las redes celulares de Telcel.

Punto 5. Operación, Revisión Financiera y Perspectivas

La siguiente discusión deberá leerse en forma conjunta con los estados financieros auditados y las notas a los mismos incluidos en este reporte anual. El estado de resultados por el año que finalizó el 31 de diciembre de 1999 fue preparado sobre una base combinada de registros contables históricos de Telmex y representa las operaciones históricas combinadas de las entidades que fueron transferidas a América Móvil por Telmex en la escisión.

Nuestros estados financieros han sido preparados de acuerdo con los PCGA en México, que difieren en ciertos aspectos de los GAAP de EE.UU. La Nota 19 a los estados financieros auditados proporciona una descripción de las principales diferencias entre los PCGA en México y los GAAP de EE.UU., en cuanto se relacionan con nosotros, una conciliación al GAAP de EE.UU. de ingresos de operación, ingresos netos y de los recursos totales propios de los accionistas un estado condensado de flujos de caja de acuerdo con los GAAP de EE.UU.

De acuerdo con los PCGA en México, en nuestros estados financieros:

- activos no-monetarios (incluyendo propiedad, planta y equipo) y recursos propios de los accionistas se ajustan de acuerdo a la inflación y, en el caso de planta telefónica importada, por motivo de devaluación;
- se reconocen como ingresos las ganancias y pérdidas en el poder adquisitivo por mantener pasivos o activos monetarios; y
- todas las cantidades pesos se ajustan a pesos constantes al 31 de diciembre de 2001.

Desde el 1° de enero de 1997, hemos elegido ajustar la planta telefónica importada con base en la tasa de inflación en el país de origen y el tipo de cambio prevaleciente a la fecha del balance general; otros activos fijos se ajustan con base en el Índice Mexicano de Precios al Consumidor. El efecto de la contabilidad de inflación bajo los PCGA en México no se ha revertido en la conciliación a los GAAP de EE.UU. de ingresos netos y recursos propios de los accionistas, excepto con respecto a la metodología del ajuste para la planta telefónica importada. Ver Nota 19 de los estados financieros auditados.

Antecedentes

Efectos de las Adquisiciones de 1999 y 2000

Realizamos adquisiciones en 1999 y 2000 que afectaron nuestro desempeño financiero. Nuestros estados financieros auditados reflejan la consolidación de las siguientes subsidiarias principales desde las siguientes fechas:

TracFone	Febrero 1999
Negocio inalámbrico de Guatemala	Mayo1999
Telgua	Abril 2000
Conecel	Abril 2000

Estas adquisiciones dieron por resultado un incremento en los ingresos e ingresos netos. Reconocemos también plusvalía en estas adquisiciones, que alcanzaron un monto de Ps.3,608 millones (neto de amortización acumulada) al 31 de diciembre del 2001. En 2001, reconocimos Ps.630 millones en amortización de plusvalía atribuible a dicha adquisiciones.

Otras Inversiones

Al 31 de diciembre de 2001, teníamos Ps.22,879 millones en inversiones en afiliadas por los cuales contabilizamos con el método de recursos propios porque teníamos más de 10% de las acciones y ejercíamos influencia significativa, pero no teníamos el control. Los componentes mayores de este monto fueron nuestras inversiones en Telecom Américas, ATL, CompUSA, CCPR y Cablevisión. .

Nuestros recursos propios en pérdidas de estas afiliadas han tenido un efecto adverso substancial sobre nuestro desempeño financiero. Nuestros recursos propios en resultados netos de las afiliadas fueron una pérdida de Ps.3,701 millones en 2001 y una pérdida de Ps1,032 millones en 2000. En ambos años, el elemento más importante en la pérdida neta fue atribuible a nuestra participación en Telecom Américas. En 2000, nuestros recursos propios en pérdidas netas de afiliadas se compensaron en parte por ganancias que reconocimos al aportar nuestra participación en ATL a Telecom Américas.

En la reorganización de Telecom Américas en febrero de 2002, adquirimos Comcel y Techtel a cambio de nuestra participación en ATL, así como otras compensaciones. En junio de 2002, adquirimos una participación mayoritaria y de control en Telecom. Américas. También en 2002, vendimos la totalidad de nuestra participación en CCPR y nuestra participación total en Cablevisión. También a la fecha de este reporte anual, vendimos nuestra única participación restante por el método de recursos propios en CompUSA. Sin embargo, reportaremos recursos propios en pérdidas netas de Telecom Américas, CCPR y Cablevisión, a través de las fechas de sus respectivas ventas.

También detentamos inversiones en varias compañías asociadas no estratégicas, incluyendo ARBROS, Iberbanda (anteriormente FirstMark Communications España, S.A.), Network Access y Armillaire. En 2001, amortizamos el saldo total de nuestra inversión en estas entidades, dando como resultado un cargo de detrimento del valor de las acciones a los ingresos de Ps.1,941 millones.

Efectos de las Adquisiciones de 2002

Nuestro desempeño financiero en el 2002 y años futuros se verá afectado por las adquisiciones que hicimos en febrero de 2002, como parte de la reorganización de Telecom Américas, y por la total consolidación de Telecom Américas comenzando en julio de 2002. A principios del 2002, nuestros estados financieros reflejarán la consolidación de las siguientes subsidiarias desde las siguientes fechas:

Comcel y Occel	Febrero 2002
Telecom Américas	Julio 2002

Estas adquisiciones tendrán un impacto material sobre nuestro desempeño financiero consolidado en 2002 dando como resultado incremento de ingresos, EBITDA y deuda.

Segmentos Geográficos

En 2000 y 2001, contábamos con subsidiarias totalmente consolidadas operando en México (principalmente Telcel), los Estados Unidos (TracFone), Guatemala (Telgua) y Ecuador (Conecel). De nuestros ingresos consolidados, México representaba el 78.0%, los Estados Unidos el 10.4%, Guatemala el 9.7% y Ecuador el 1.9%.

En 2002, también teníamos subsidiarias totalmente consolidadas operando en Brasil (Telecom Américas), Colombia (Comcel y Occel), Argentina (Techtel) y Uruguay (Telstar). Como resultado, la proporción de nuestros ingresos y ganancias atribuibles a México disminuirán, aunque esperamos que México aún representará aproximadamente dos tercios de los ingresos consolidados después de que empecemos a consolidar Telecom Américas.

Los factores que impulsan el desempeño financiero son diferentes provenientes de nuestras operaciones en diferentes países. Cada uno de ellos difiere en su modelo de negocio, situación de competencia, entorno regulatorio, requerimientos de gastos de capital, perfil de deuda y muchos otros factores. Nuestros resultados de operación en cada período reflejan consecuentemente una combinación de los diferentes efectos en los diferentes países.

Efectos de las Condiciones Económicas

Nuestros resultados de operaciones se ven afectados por las condiciones económicas en México y en los otros países en los que operamos. En períodos de crecimiento económico lento, la demanda de servicios de telecomunicaciones podría verse afectada de manera adversa. En 2002, nuestro desempeño podría verse afectado por los acontecimientos económicos no sólo en México, sino en otros países en los que operamos y especialmente en Brasil, que esta sufriendo dificultades económicas.

La devaluación del peso frente al dólar EE.UU, tal como ocurrió la última vez en 1998, da por resultado pérdidas de cambios en nuestro endeudamiento neto denominado en dólares EE.UU. Nuestros resultados de nuestras operaciones no-mexicanas, según se presentan en pesos netos, también se ven afectados por el tipo de cambio de la moneda local y el peso. Por ejemplo, durante el primer trimestre de 2002, los resultados de nuestras operaciones no-mexicanas según de presentan en pesos se vieron afectadas de manera adversa por la apreciación del peso frente a otras divisas.

Naturaleza de los Ingresos

Nuestros ingresos de operación incluyen ingresos por servicio (88.0% del total en 2001), ingresos de ventas y otros ingresos.

De nuestros ingresos por servicios, la porción mayor (70.5% en 2001) son cargos por uso, que incluyen cargos de tiempo aire por llamadas salientes y cargos por interconexión facturados a otros proveedores de servicio por llamadas completadas en nuestra red. El impulsor principal de los cargos por uso es el tráfico, que a su vez está impulsado por el número de clientes y por su uso promedio. Los clientes pos-pagados generalmente tienen una dotación de tiempo aire cada mes, por el cual no se les requiere que paguen cargos de uso. Los ingresos de servicio también incluyen (a) cargos de suscripción mensual pagados por clientes pos-pagados, (b) cargos de larga distancia y (c) cargos por otros servicios, tales como roaming, traslado de llamada, llamada en espera y bloqueo de llamadas.

Las tarifas mensuales por servicio pos-pagado se facturan en el mes previo al servicio, y se difieren y reconocen en el mes en que se proporciona el servicio. Los ingresos por tiempo aire utilizado por suscriptores pos-pagados por encima del monto cubierto por sus tarifas mensuales se reconoce como tiempo aire utilizado. Los ingresos de ventas de servicios prepagados se difieren y se reconocen como tiempo aire usado o cuando las tarjetas prepagadas expiran y son incluidas bajo cargos de uso.

También obtenemos por la venta de aparatos celulares y otros equipos, principalmente a nuestros suscriptores. La mayoría de nuestros suscriptores nuevos compran un aparato micro telefónico y aunque también vendemos nuevos aparatos celulares a cliente ya existentes, los cambios en los ingresos de ventas son impulsados principalmente por el número de clientes nuevos. En la mayoría de nuestros paquetes de suscriptores, no obtenemos utilidad en la venta del aparato micro telefónico, cuyo precio es cercano o inferior al costo, por lo que en total, en las ventas de aparatos micro telefónicos a nuevos clientes, nuestro costo de ventas excede nuestros ingresos.

Resultados de Operaciones

Ingresos de Operación

Nuestros ingresos por 1999, 2000 y 2001 han sido afectados por el crecimiento rápido continuado del número de nuestros suscriptores inalámbricos, especialmente los suscriptores de prepago, en todos los países en los que operamos. Al 31 de diciembre de 2001, teníamos 63.3% más suscriptores inalámbricos que al terminar el año 2000. La tasa de crecimiento año con año fue similar en todos los países en los que operamos: 62.2% en México, 61.0% en Guatemala, 39.8% en Ecuador y 68.4% en los Estados Unidos. En 2002, el crecimiento de suscriptores ha continuado en general, excepto que en los Estados Unidos es menor como resultado de un enfoque en rentabilidad en lugar de crecimiento de clientes.

Los ingresos de operación se incrementaron en 86.0% en el 2000 y 37.4% en 2001. Del incremento de 2000 a 2001, Ps.9,005 millones fueron atribuibles a México, Ps.404 millones fueron

atribuibles a Guatemala, Ps.1,442 millones fue atribuible a los Estados Unidos y Ps.417 millones fueron atribuibles a Ecuador. En cada caso, los incrementos en ingresos fueron impulsados principalmente por incremento de suscriptores y tráfico.

México – Los ingresos de operación subieron 59.5% en 2000 y 37.1% en 2001. El incremento en 2001 reflejó un incremento de 38% en tráfico total, resultado del crecimiento del número de suscriptores. El número promedio de suscriptores de Telcel se incrementó 98.4% en 2000 y 62.2% en 2001. En 2001, los ingresos se vieron afectados de manera adversa por los efectos de la desaceleración económica de los Estados Unidos en la economía mexicana y, en el cuarto trimestre, por el impacto negativo temporal en el tráfico por la introducción del marcado de 10 dígitos en noviembre. Los ingresos de ventas de equipo fueron especialmente altos en el cuarto trimestre, reflejando las fiestas de fin de año y las promociones.

Guatemala – Comenzamos la consolidación total de Telgua en abril de 2000. Los ingresos de operación subieron 11.2% en 2001. Las operaciones de líneas fija representaron 82% de los ingresos en 2001 y no están experimentando el mismo crecimiento que las operaciones inalámbricas.

Estados Unidos – Los ingresos de operación subieron 179.9% en 2000 y 50.0% en 2001. El incremento en 2000, desde un nivel bajo en 1999, reflejó una muy elevada aceleración en los esfuerzos de mercadeo. El incremento en 2001 fue en ingresos por servicios, reflejando crecimiento en el número de suscriptores. Los ingresos de ventas bajaron ligeramente en 2001, mientras que el número de adiciones de clientes nuevos permaneció a un nivel similar que el de 2000.

Ecuador – Comenzamos la consolidación de Conecel en abril de 2000. Los ingresos de operación subieron un 116.0% en 2001 reflejando un incremento de suscriptores..

Costos y gastos de operación

Costos de ventas y servicios

Los costos de ventas y servicios se incrementaron por un 103.1% en 2000 y en 15.3% en 2001. El incremento del 2001 fue debido al crecimiento del tráfico, el incremento en el número de clientes y mayor venta de aparatos celulares. Los mayores costos en 2000 fueron atribuibles también en parte a la consolidación de Conecel y Telgua.

Gastos comerciales administrativos y generales

Los gastos comerciales, administrativos y generales se incrementaron en un 83.5% en 2000 y 27.7% en 2001. Estos incrementos se debieron principalmente a las comisiones pagadas a distribuidores celulares, a gastos publicitarios y otros gastos promocionales como resultado de mayor competencia, y, en menor medida, a incrementos en sueldos y salarios.

Depreciación y amortización

La depreciación y amortización se incrementaron en 97.9% en 2000 y 44.9% en 2001. De acuerdo con los PCGA en México, hemos elegido ajustar los activos fijos con base en parte en la tasa de cambio entre el peso y la divisa del país de origen, y como resultado, los cambios en los tipos de cambio afectan el monto de la depreciación. El incremento en 2001 se debió al incremento de inversiones en planta, propiedad y equipo, incluyendo la nueva red GSM en México y la adquisición de instalaciones que anteriormente rentábamos. El incremento en depreciación y amortización en 2000 se debió principalmente a incremento en inversiones en equipo telefónico y a la amortización de la plusvalía asociada con las recién adquiridas subsidiarias, que se compensó en parte por nuestra decisión de cambiar el período de amortización de la plusvalía, de 5 años a 10 años. Si hubiésemos mantenido nuestra política anterior, la amortización en 2000 hubiera sido Ps.600 millones mayor. Ver Nota 2(l) de nuestros estados financiero auditados.

Cargo por detrimento del valor de las acciones

En 2001, reconocimos un cargo por Ps.1,941 millones por detrimento del valor de las acciones en cuatro compañías de telecomunicaciones. Estas fueron inversiones no estratégicas en compañías pequeñas, tres en los Estados Unidos y una en España, cuyas proyecciones han sido afectadas de manera adversa por la crisis en el sector de telecomunicaciones. El cargo redujo a cero el valor en libros de dichas inversiones, y consecuentemente, no esperamos mayores cambios

Utilidades de Operación y EBITDA

La utilidad de operación se incrementó en un 26.5% en 2000 y 109.0% en 2001. Sin el cargo por en 2001, la utilidad de operación hubiera sido Ps.8,014 millones o sea 176% mayor que en 2000. En 2001, el incremento en la utilidad de operación reflejó el crecimiento de ingresos y un margen de operación mejorado. Excluyendo el cargo por detrimento del valor de las acciones, las utilidades de operación se incrementaron en Ps.3,637 millones en México y Ps.927 millones en Guatemala, mientras que la pérdida de operación disminuyó en Ps.41385 millones en los Estados Unidos. En 2002, el efecto del crecimiento de ingresos se compensó en parte por un margen menor de operación

El margen de operación (utilidad de operación como porcentaje de los ingresos de operación) fue de 14.2% en 1999, 9.7% en 2000 y 14.7% en 2001. Sin el cargo por detrimento del valor de las acciones en 2001, nuestro margen de operación hubiera sido de 19.4%. El incremento en nuestro margen de operación en 2001 reflejó mayor eficiencia debido al incremento de clientes, medidas de control de costos y un enfoque mejorado hacia la rentabilidad en vez de hacia el crecimiento. La disminución de nuestro margen de operación en 2000 se debió a incrementos en comisiones de venta, crecimiento en la venta de aparatos micro telefónicos, descuentos más elevados en ventas de aparatos micro telefónicos hasta menos del costo y la consolidación de Conecel y Telgua.

EBITDA (utilidades de operación más depreciación y amortización y en 2001, el cargo por detrimento del valor de las acciones) fue de Ps.12,491 millones en 2001, comparado con Ps.5,995 millones en 2000. El margen EBITDA (EBITDA como porcentaje de ingresos) fue 30.2% en 2001, comparado con 19.9% en 2000. Nuestro EBITDA es atribuible en gran medida a nuestras operaciones mexicanas, ya que EBITDA es pequeño en Guatemala, ligeramente positivo en Ecuador y negativo en los Estados Unidos. Sin embargo, nuestras operaciones en EE.UU. redujeron substancialmente su EBITDA negativo durante 2001, debido al enfoque en la rentabilidad en lugar del crecimiento.

Costo Integral de Financiamiento

Sujeto a los PCGA en México el costo integral de financiamiento global refleja utilidad de intereses, gastos de intereses, ganancia o pérdida de cambios de divisa extranjera atribuibles a los efectos de la inflación en los activos y pasivos monetarios. Hemos tenido activos líquidos sustanciales en forma de efectivo e inversiones a corto plazo (Ps.12,426 millones al 31 de diciembre de 2001), dando por resultado una utilidad por intereses significativa. Debido a que nuestros activos monetarios promedio exceden nuestros pasivos monetarios promedio, reportamos una pérdida neta de posición monetaria en 2001 y 2000, pero esperamos que esto cambie en 2002 debido al incremento de nuestra deuda. Tenemos más pasivos que activos denominados en divisas extranjeras, así que la depreciación del peso resulta en una pérdida en cambio de divisa extranjera y gastos de intereses más elevados.

Tuvimos costo integral de financiamiento global de Ps.220 millones en 2001 e ingresos financieros globales por Ps.2,092 millones en 2000. El crédito en 2000 fue atribuible principalmente a la utilidad por intereses en nuestros activos financieros, compensada en parte por el efecto monetario de nuestra posición de activos monetarios netos y ganar en la aportación de ATL a Telecom Américas. En 2001, tuvimos un nivel menor de activos que devengaron intereses y un nivel más elevado de deuda, y el incremento resultante en costo neto fue compensado únicamente en parte por las ganancias en cambios debidas a la apreciación del peso. Esperamos que en 2002, reportaremos un costo integral de financiamiento global neto más elevado, debido al mayor nivel de deuda.

Impuesto sobre la Renta y Participación de los trabajadores en la utilidades

El impuesto sobre la renta y participación de los trabajadores en las utilidades para empresas Mexicanas fue de 35% en 1999, 2000 y 2001. Nuestras tasas efectivas de reservas para impuesto sobre la renta corporativa como un porcentaje de utilidades antes de impuestos fue de 21.3%, 62.2% y 51.2% en 1999, 2000 y 2001, respectivamente. Nuestra tasa efectiva excede la tasa estatutaria debido a pérdidas en nuestras operaciones no mexicanas no son deducibles contra nuestros ingresos gravables mexicanos. La tasa de impuestos mexicana disminuirá hasta el 32% entre el 2003 y durante el 2005 inclusive, pero la reducción no tendrá un efecto importante para nosotros.

El Boletín D-4 de Principios Contables Mexicanos "Contabilidad para el Impuesto sobre la Renta y Participación de los trabajadores en las utilidades" entró en vigor el 1° de enero de 2000. El nuevo boletín modifica las reglas con respecto al cómputo del impuesto sobre la renta diferido. Generalmente, requiere que el impuesto sobre la renta diferido sea determinado virtualmente en todas las diferencias temporales en las cuentas del balance general para fines de las declaraciones financieros y fiscales, utilizando la tasa de impuestos sobre la renta en vigor al momento de emitir los estados financieros. Hasta el 31 de diciembre del1999, el impuesto sobre la renta diferido fue reconocido sólo en diferencias temporales consideradas como no recurrentes y que se revertirían dentro de un período definido. El efecto acumulativo de la adopción de este boletín a inicios de 2000 fue aplicado a la participación de los accionistas sin actualizar los estados financieros de años anteriores. El efecto en la participación de los accionistas fue una reducción de 3.1%. Bajo el Boletín D-4, nuestra contabilidad fiscal diferida bajo los PCGA en México en 2000 es similar a los PCGA de Estados Unidos. (PCGA – Principios de Contabilidad Generalmente Aceptados).

Como otras empresas Mexicanas, por ley se requiere a Telcel el pago a sus empleados, además de su remuneración y prestaciones acordadas, de la participación de utilidades en una cantidad total igual al 10% de su ingreso gravable sujeto a ciertos ajustes. La cantidad pagadera aumentó 53.7% en 2000 y 10.9% en 2001. El Boletín D-4 no afecta la contabilidad de la participación de utilidades de empleados.

Participación en Resultados de Afiliadas

Nuestra parte proporcional de resultados por el método de recursos propios de afiliadas representaron pérdidas netas de Ps.1,032 millones en 2000 y Ps.3,701 millones en 2001, atribuibles fundamentalmente a resultados de Telecom Américas. Esperamos continuar reportando una pérdida neta atribuible a recursos propios en resultados de afiliadas en 2002, reflejando nuestra inversión en CompUSA, y el desempeño de Telecom Américas antes de la consolidación total en julio de 2002.

Telecom Américas reportó una pérdida neta de US$944 millones en 2001. Esto incluye un cargo por detrimento del valor de las acciones de US$280 millones por sus inversiones Comcel, Techel, Genesis y Canbrás, y nuestra participación en este cargo representa Ps.1,518 millones del total de nuestros recursos propios en pérdidas netas. La mayor parte del saldo de la pérdida fue representada por las operaciones de inalámbricos de Colombia y Brasil que consolidaremos en 2002. En 2002, reconoceremos ganancias de la venta de nuestras participaciones de CCPR y Cablevisión, y una pérdida por nuestro pago de U.S.$100 millones bajo una garantía a creedores de Arbros.

Participación Minoritaria

La participación minoritaria representó un crédito neto de Ps.204 millones en 2001 debido a una participación minoritaria en pérdidas en TracFone, y Conecel, compensada en parte por una participación minoritaria en las ganancias en Telgua y GCA.

Utilidad Neta

En 2001, tuvimos una pérdida neta de Ps.828 millones debido a Ps.3,701 millones de recursos propios en pérdidas de afiliadas, principalmente Telecom Américas y el cargo por detrimento del valor de las acciones de Ps.1,941 millones. Pero para efectos de recursos propios en pérdidas en ambos años,

nuestra utilidad neta se habría incrementado en 48.3% del 2000 al 2001, como resultado del incremento de los ingresos de operación, en parte compensado por costos financieras globales más altos.

La utilidad neta disminuyó en 79.9% en 2000 debido a una disminución en las utilidades financieras globales principalmente motivado por una menor utilidad por intereses; un incremento en las disposiciones del impuesto sobre la renta debido a cambios en los principios contables mexicanos; y a pérdidas netas por Ps.1,032 millones atribuibles a recursos propios en resultados de afiliadas por causa principalmente de pérdidas en Telecom. Américas, CCPR y CompUSA.

Liquidez y Recursos de Capital

Requerimientos de Capital

Tenemos requerimientos substanciales de capital, principalmente para los siguientes propósitos:

- Debemos hacer gastos de capital substanciales para continuar la expansión y el perfeccionamiento de nuestras redes en cada país donde operamos. En 2001, invertimos Ps.11,069 millones en planta, propiedad y equipo. Estimamos los gastos de capital para 2002 en aproximadamente US$1.4 billones. Ver "Gastos de Capital" bajo el Punto 4. De esta cantidad, aproximadamente Ps.$5,605 millones están comprometidos por contrato. Esperamos que nuestros requerimientos de gastos de capital disminuyan en los años subsecuentes, y no tenemos compromisos contractuales materiales para los años después del 2002.
- Pagamos dividendos, y también podemos re-comprar nuestras propias acciones. Pagamos Ps. 566 millones en dividendos en 2001, y estamos pagando dividendos trimestrales en 2002. También gastamos PS 6,845 millones re-comprando nuestras propias acciones en el mercado abierto en 2001, y hemos re-comprado periódicamente durante el 2002 y esperamos continuar haciéndolo.

En 2001 y 2002 y hasta la fecha, utilizamos cantidades substanciales de efectivo para proporcionar fondos a Telecom Américas. Estos fondos se han utilizado para reducir el endeudamiento de Telecom Américas. Ver –"Endeudamiento de Telecom Américas" abajo. Además utilizamos efectivo para comprar una participación en ATL, que pagamos en parte en 2001 y otra parte en 2002. También recibimos más de U.S.$300 millones en 2002 por la venta de nuestra participación en CCPR y Cablevisión. Podríamos tener oportunidades para invertir en otras compañías de telecomunicaciones fuera de México, en especial en América Latina, porque el sector de telecomunicaciones, en la actualidad está pasando por una consolidación en un ambiente de precios de activos bajos e inestabilidad financiera para muchos participantes. No podemos asegurar el alcance, tiempo o costo de tales inversiones.

Nuestros compromisos al 31 de diciembre de 2001 se resumen en la siguiente tabla:

	Vencimientos de Pagos					
	Total	**2002**	**2003**	**2004**	**2005**	**2006 y después**
	(millones de pesos constantes al 31 de Diciembre de 2001)					
Obligaciones contractuales a diciembre 31, 2001:						
Arrendamiento de equipo	Ps. 2,196.	Ps. 1,175	Ps. 1,002	Ps. 19	—	—
Arrendamientos de bienes raíces	Ps. 896	Ps. 179	Ps. 179	Ps. 179	Ps. 179	Ps. 538
Deudas a largo plazo	Ps.17,427	Ps. 2,254	Ps. 2,903	Ps. 1,130	Ps. 5,047	Ps. 6,092
Deudas a largo plazo	Ps. 4,050	Ps. 4,050	—	—	—	—
Gastos de capital	Ps. 5,605	Ps. 5,605	—	—	—	—

Recursos de Capital

Generamos recursos substanciales de nuestras operaciones. En 2001, Telcel, Telgua y Conecel tuvieron recursos netos proporcionados por actividades operacionales, mientras que en Tracfone había recursos netos substanciales utilizados en las actividades operativas. En una base consolidada, las actividades operacionales proporcionaron Ps.8,016 millones en 2001. Telecom Américas también genera efectivo de operaciones, con US$142 millones de efectivo neto de operaciones continuas en 2001.

Si buscamos reunir fondos emitiendo acciones, nuestros estatutos requieren que se emitan acciones de cada clase en la misma proporción. Esto limitaría nuestra capacidad de emitir más Acciones L, que son la clase más realizable de nuestras acciones, a menos que emitamos más Acciones AA, que son una clase no cotizada de acciones votantes actualmente mantenidas sólo por América Telecom y SBCI. Sin embargo, al 31 de mayo de 2002 teníamos aproximadamente 862,507,302 Acciones L en tesorería las cuales estamos en libertad de revender.

Durante 2001 y 2002, hemos utilizado efectivo disponible y nuevos empréstitos para financiar adquisiciones e inversiones, particularmente en Telecom. Américas, y para proporcionar financiamiento para pagar endeudamiento de nuestras subsidiarias no-Mexicanas. Hemos contado con una combinación de financiamiento para equipo, otros empréstitos de bancos internacionales y empréstitos en los mercados de capital mexicanos. Cuando comencemos a consolidar Telecom. Américas en julio de 2002, nuestra deuda neta consolidada (endeudamiento menos efectivo y valores negociables) será de aproximadamente U.S.$3.75 miles de millones, excluyendo el monto pagadero a BCI por su participación en Telecom. Américas. No esperamos que el nivel de la deuda neta se incremente materialmente durante el resto de 2002.

Endeudamiento existente

Al 31 de Diciembre de 2001, teníamos un endeudamiento total de Ps.21,477 millones. Al 31 de diciembre de 2001, aproximadamente 74.4% de nuestro endeudamiento estaba denominada en divisas extranjeras, y aproximadamente 80% de nuestras obligaciones de deuda devengaban interés a tasas flotantes. Nuestro costo promedio ponderado de todos los fondos ajenos en 2001 (incluyendo interés y reembolso de ciertos prestadores por impuestos retenidos Mexicanos) fue de aproximadamente 5.23%.

Nuestras principales categorías de endeudamiento son:

- Facilidades crediticias para financiamiento de equipo. Contamos con un número de facilidades crediticias para el financiamiento de equipo, sujeto a las cuales las agencias de desarrollo de exportaciones proporcionan apoyo para financiamiento para comprar exportaciones de sus respectivos países. La mayor es de hasta U.S.$878 millones y se concluyó en octubre de 2001. Estas facilidades generalmente son de mediano a largo plazo, con amortizaciones periódicas e intereses a un margen variable sobre LIBOR, Se nos otorgan a nosotros o a subsidiarias operativas, generalmente con garantías de una o más de América Móvil, Telcel o Sercontel.
- Otros préstamos bancarios. Nuestro mayor préstamo de banco es un contrato de préstamo sindicado por U.S.$500 millones de fecha julio de 2002. Este préstamo incluye un tramo parcial de $400 millones con vencimiento en enero de 2005, y devengando interés LIBOR, más un margen determinado basado en proporciones de deuda a EBITDA. Nosotros somos el prestatario y Telcel es el aval. Se nos exige que agreguemos como aval a cualquier otra subsidiaria controlada que proporcione un porcentaje especificado de nuestro EBITDA consolidado.
- Pagarés y papel comercial denominado en Pesos. En 2001, emitimos Ps.5.0 billones (miles de millones) de pagarés prioritarios en el mercado mexicano En 2002 a la fecha, hicimos

subsecuentes emisiones de Ps.5.0 billones (miles de millones) en papel comercial y Ps.1.3 billones (miles de millones) en pagarés a mediano plazo.

Estamos sujetos a estipulaciones financieras y de operación bajo nuestros contratos de préstamos. Estas limitan nuestra capacidad de dar nuestros activos en prenda, para efectuar una fusión o una venta de todos o substancialmente todos nuestros activos y para permitir restricciones en la capacidad de nuestras subsidiarias para pagarnos dividendos o distribuciones. Las estipulaciones financieras más restrictivas nos exigen mantener una proporción consolidada de deuda a EBITDA no mayor de 4.0 a 1 y una proporción consolidada de EBITDA a gastos de interés no menor de 2.5 a 1 (utilizando términos definidos en los contratos de préstamos). Telcel está sujeta a estipulaciones financieras similares a las aplicables a nosotros. Un número de nuestros instrumentos financieros está sujeto ya sea aceleración o a recompra de acuerdo con la opción del tenedor en caso de haber un cambio de control, según se define en los instrumentos respectivos. Las definiciones de cambio de control varían, pero ninguna de ellas se cumple en tanto que América Telecom como sus accionistas controladores presentes continúen con el control de la mayoría de nuestras acciones con voto.

Endeudamiento de Comcel

Hemos recapitalizado a Comcel y Occel desde que se adquirieron en febrero de 2002. Durante el primer trimestre, Comcel y Occel pagaron por adelantado la totalidad un monto total de U.S.$630 millones, toda su deuda bancaria y sus valores de deuda pública pendientes – los bonos de cupón diferidos prioritarios de 14.125% con vencimiento en 2005 de Comcel y los pagares descontados con prioridad de 14% de Occel.

Endeudamiento de Telecom Américas

En 2002, hemos recapitalizado Telecom. Américas. Al 31 de diciembre de 2001, tenía más de U.S.$3.5 billones (miles de millones) en deuda. Su deuda se redujo como resultado de la reorganización de febrero de 2000, la emisión de acciones preferentes en abril de 2002 y la aplicación de aportaciones adicionales de accionistas. A continuación de nuestro convenio con BCI, hicimos mayores adelantos y aportaciones de capital a Telecom. Américas, que también se aplicaron a reducir deuda. Cuando Telecom. Se consolide con nosotros, todo su endeudamiento con nosotros y nuestras subsidiarias quedarán eliminadas en la consolidación.

Como resultado de estas medidas, el endeudamiento de Telecom. Américas con terceros, a partir del inicio de la consolidación total con nosotros en julio de 2002, será de aproximadamente U.S.$775 millones. Consistirá en lo siguiente:

- Financiamiento de equipo a ATL por un monto principal de U.S.$211 millones. Esta facilidad vence en octubre de 2005 y devenga un interés a LIBOR más 400 puntos base.
- Facilidades bancarias brasileñas a ATL, Tess y Americel. Cada una de estas facilidades de crédito incluye un tramo parcial del crédito bajo el cual l banco de desarrollo brasileño BNDES es el prestamista, y un tramo parcial del crédito sindicado de banco. Se encuentran denominadas principalmente en reais (reales), con parte indexada a dólares estadounidense. Los montos principales totales son de aproximadamente R$750 millones más el equivalente en reais de aproximadamente U.S.$77 millones. Se amortizan mensualmente hasta la terminación del vencimiento en 2006 y 2007.
- Obligaciones de ATL. Son de un monto principal de R$375 millones y devengan interés a un margen sobre la rasa del mercado monetario brasileño. Su vencimiento es en marzo de 2003.
- Financiamiento adicional a corto plazo por aproximadamente R$200 millones.

Telcom Américas ha dado en prenda substancialmente todos sus activos y parte de las acciones de ATL, Tess y Americel. Los instrumentos de deuda contienen también amplios acuerdos financieros y de

operación aplicables a cada subsidiaria por separado. Mediante una diversidad de acuerdos /convenios hemos garantizado efectivamente toda la deuda de Telecom. Américas listada arriba, con excepción de las obligaciones y financiamiento de vendedor a corto plazo de ATL.

Conciliación con los PCGA en EE.UU.

Tuvimos una pérdida neta bajo los PCGA en EE.UU. de Ps.610 millones en 2001 y Ps.428 millones en 2000, y utilidades netas bajo los PCGA en EE.UU. de 2,281 millones en 1999. En comparación con los PCGA en México, la pérdida neta bajo los PCGA de EE.UU fue 26.3% más baja en 2001. En 2000, tuvimos una pérdida bajo los PCGA en EE.UU. y utilidades netas bajo los PCGA en México, mientras que en 1999 la utilidad neta en los PCGA de EE.UU fue 37.3% más baja.

Existen diversas diferencias entre los PCGA en México y los PCGA en EE.UU. que afectan nuestro ingreso neto y la participación de los accionistas. Lo más significativo en su efecto en la utilidad neta en 2001 es la diferencia en cómo el valor neto en libros de planta, propiedad y equipo es actualizado para reflejar efectos de inflación. Bajo los PCGA en México, actualizamos los activos fijos que no son de origen Mexicano a la tasa de inflación del país de origen y la tasa de cambio vigente a la fecha del balance general, mientras que en los PCGA en EE.UU. utilizamos la tasa de inflación Mexicana. En años recientes, esto ha resultado en utilidades netas más bajas bajo los PCGA en EE.UU. porque la inflación Mexicana ha excedido la tasa de depreciación del peso Mexicano contra monedas extranjeras, en particular el dólar de EE.UU.

Otras diferencias que afectaron la utilidad neta de 2001 se relacionan con los costos del plan de primas de antigüedad y pensiones, interés en activos bajo construcción, e impuesto sobre la renta diferido y participación de utilidades a empleados. Las diferencias en la participación de accionistas bajo los PCGA en México y los PCGA en EE.UU. reflejan estos mismos puntos, y también reflejan algunos asuntos para los cuales la contabilidad fue diferida en años anteriores pero que desde entonces ha coincidido. Para discutir las principales diferencias entre los PCGA en México y aquellos de EE.UU., ver la Nota 19 en nuestros estados financieros consolidados.

En 2000, reconocimos una ganancia de Ps.1,003 millones bajo los PCGA en México cuando aportamos nuestra participación en ATL a Telecom Américas. Esta ganancia que se reportó bajo el costo (ingresos) globales de financiamientos bajo los PCGA en México, está diferida bajo los PCGA en EE.UU.

Uso de Cálculos Estimativos en Ciertas Políticas Contables

Al preparar nuestros estados financieros, hacemos cálculos estimativos en una variedad de asuntos. Algunos de estos asuntos son altamente inseguros, y nuestros cálculos estimativos involucran juicios que hacemos con base en la información que tenemos disponible. En la discusión que sigue, hemos identificado varios de estos asuntos por los cuales nuestra presentación financiera se vería afectada materialmente si (a) utilizamos diferentes cálculos estimativos que podríamos haber utilizado razonablemente o (b) en el futuro cambiaremos nuestros cálculos estimativos en respuesta a los cambios que sea razonablemente probable que ocurran.

La discusión se dirige sólo a aquellos cálculos estimativos que consideramos más importantes en base al grado de inseguridad y la posibilidad de un impacto material si utilizamos un cálculo estimativo diferente. Existen otras muchas áreas en que utilizamos cálculos estimativos sobre asuntos inciertos, pero el efecto razonablemente probable de cálculos estimativos cambiados o diferentes no es importante para nuestra presentación financiera.

Vidas útiles estimadas de planta, propiedad y equipo

Estimamos vidas útiles de clases particulares de planta, propiedad y equipo con el fin de determinar la cantidad del gasto de depreciación que se registra en cada período. El gasto de depreciación es un elemento muy significativo de nuestros costos, que en 2001 representó Ps.3,568 millones o 10.1% de nuestros costos y gastos operativos, bajo los PCGA en México, y Ps.4,092 millones, u 11.4% de

nuestros costos y gastos operacionales, bajo los PCGA en EE.UU. Ver notas 6 y 19 de nuestros estados financieros consolidados.

Estos cálculos estimativos están basados en experiencia histórica con activos similares, cambios tecnológicos previstos, y otros factores, tomando en cuenta las prácticas de otras empresas de telecomunicaciones. Revisamos las vidas útiles estimadas cada año para determinar si deberían ser cambiadas, y en ocasiones las hemos cambiado por clases de activos en particular. Hemos recortado la vida útil estimada de una clase de activos en respuesta a los cambios tecnológicos, cambios en el mercado y otros acontecimientos. Esto resulta en un gasto de depreciación incrementado, y en algunos casos puede resultar en nuestro reconocimiento de un cargo por detrimento del valor de las acciones para reflejar un saneamiento en valor. Los mismos tipos de acontecimientos también pueden llevarnos a alargar la vida útil de un tipo de activo, resultando en un gasto de depreciación reducido.

Detrimento del valor de las acciones

Trasladamos montos substanciales en nuestro balance general para planta, propiedad y equipo y las cantidades por plusvalía que se basan en costos históricos netos de depreciación y amortización acumuladas. Se nos exige que cada año evaluemos si estos activos tienen detrimento del valor de las acciones, es decir, obligaciones si su capacidad futura para generar efectivo no justifica mantenerlos a sus valores de traslado. Si tienen detrimento, se nos exige reconocer una pérdida futura, (b) la tasa real de incremento en salarios que asumimos que observaremos en los años futuros y (c) la tasa de rendimiento que suponemos nuestro fondo de pensiones logrará en sus inversiones. Las suposiciones que hemos aplicado se identifican en la nota 9 (PCGA en México) y la nota 19 (PCGA en EE.UU.) en nuestros estados financieros consolidados. Estos cálculos estimativos están basados en nuestra experiencia histórica, en las condiciones actuales en los mercados financieros y en nuestra opinión sobre el futuro desarrollo de nuestros costos de salarios y los mercados financieros. Revisamos cada año estos cálculos estimativos, y si los cambiamos nuestro gasto reportado por nuestros costos de pensiones puede incrementarse o disminuir.

Provisión para cuentas dudosas

Mantenemos una provisión para cuentas dudosas en base a nuestros cálculos estimativos de pérdidas que podamos experimentar por parte de nuestros clientes u otros transmisores de telecomunicaciones que no pagan las cantidades que nos deben. Al 31 de diciembre de 2001, la cantidad en provisión fue P. 340 millones. Para nuestros clientes, hemos realizado un análisis estadístico con base a nuestra pasada experiencia, morosidad actual y tendencias económicas. Para transmisores, hacemos cálculos estimativos individuales que pueden reflejar nuestra evaluación de controversias pendientes por las cantidades debidas. Nuestra provisión podría resultar insuficiente si nuestro análisis estadístico de las cuentas y documentos por cobrar a nuestros clientes no es adecuado, o si uno o más transmisores se rehúsan a o no pueden pagarnos. Ver nota 4 en nuestros estados financieros consolidados.

Otros: Valuación de títulos negociables. Valuación de inversiones en TA.

Punto 6. Consejeros, Directores y Empleados

Consejeros

La administración de nuestro negocio se le ha conferido a nuestro Consejo de Administración. Nuestros estatutos disponen que el Consejo de Administración conste de entre 5 y 20consejeros y permiten el nombramiento de un número idéntico de consejeros suplentes. Una mayoría de nuestros consejeros y una mayoría de los consejeros suplentes deben ser ciudadanos Mexicanos y ser elegidos por accionistas Mexicanos. Una mayoría de los tenedores de Acciones AA y Acciones A votando conjuntamente eligen una mayoría de consejeros y consejeros suplentes, siempre y cuando alguno de los tenedores o grupo de tenedores con un mínimo 10% del total de Acciones AA y Acciones A tenga derecho a nombrar un consejero. Dos consejeros y dos consejeros suplentes, si los hubiere, son elegidos por mayoría de votos de los tenedores de Acciones L. Cada consejero suplente puede asistir a juntas del Consejo de Administración y votar en ausencia del respectivo consejero. Los consejeros y los consejeros suplentes son elegidos o ratificados en cada asamblea general ordinaria anual de accionistas y cada junta especial ordinaria anual de tenedores de Acciones L, y cada uno presta sus servicios hasta que se elija un sucesor y tome posesión del cargo. De conformidad con nuestros estatutos y la ley mexicana, por lo menos 25% de nuestros consejeros y 25% de nuestros consejeros suplentes deberán ser independientes, según se define de acuerdo con la Ley Mexicana del Mercado de Valores. Para poder tener quórum en una junta del Consejo de Administración, la mayoría de los presentes deben ser ciudadanos Mexicanos.

Todos los miembros actuales del Consejo de Administración y todos los Comités Ejecutivo, de Auditoria y de Compensación, fueron elegidos o ratificados en una junta de accionistas celebradas el 30 de abril de 2002, con 8 consejeros elegidos por votación conjunta de las Acciones AA y Acciones A, y dos consejeros elegidos por las Acciones L. En dicha junta también se aprobaron la renuncia de Royce S. Caldwell y el nombramiento de Richard McCormick en su lugar. No se nombraron consejeros suplentes. América Telecom y SBC International han acordado votar por el número de consejeros y consejeros suplentes elegidos por América Telecom y SBC International, respectivamente, en proporción a su posesión de acciones respectiva.

Nuestros estatutos disponen que los miembros del Consejo de Administración sean nombrados por períodos de un año. De acuerdo con la ley Mexicana, los miembros del Consejo continúan en sus puestos después de expirar sus períodos, si es que no se nombran nuevos miembros. Los nombres y puestos de los miembros actuales del Consejo, sus fechas de nacimiento e información de la membresía de sus comités y principales actividades comerciales fuera de América Móvil son como sigue:

Carlos Slim Helú	Nacimiento:	1940
Presidente y miembro del	Primera elección:	2000
Comité Ejecutivo	Período expira:	2003
	Ocupación principal:	Presidente honorario del Consejo de Administración de Grupo Carso, S.A. de C.V.
	Otras direcciones y experiencia de negocios:	Presidente del Consejo de Administración de Telmex y Grupo Financiero Inbursa, SA de C.V.
Daniel Hajj Aboumrad	Nacimiento:	1966
Consejero y miembro del	Primera elección:	2000
Comité Ejecutivo	Período expira:	2003
	Ocupación principal:	Director Ejecutivo de Telcel
	Otras direcciones:	Consejero de Carso Global Telecom y Grupo Carso, S.A. de C.V.
	Experiencia de negocios:	Director Ejecutivo de Hulera Euzkadi, S.A. de C.V.

Jaime Chico Pardo Consejero y Miembro del Comité de Compensación	Nacimiento:	1950
	Primera elección:	2000
	Período expira:	2003
	Ocupación principal:	Director Ejecutivo de Telmex
	Otras direcciones:	Vicepresidente del Consejo de Administración de Telmex; Consejero de América Telecom, S.A. de C.V; Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. y Honeywell International
	Experiencia de negocios:	Director Ejecutivo Grupo Condumex, Presidente de Corporación Industrial Llantera (Euzkadi General Tire de México)
Alejandro Soberón Kuri Consejero y Presidente del Comité de Auditoria	Nacimiento:	1960
	Primera elección:	2000
	Período expira::	2003
	Ocupación principal:	Presidente y Director Ejecutivo de Corporación Interamericana de Entretenimiento S.A. de C.V.
	Otras direcciones:	Consejero de Telmex, Bolsa Mexicana de Valores, S.A. de C.V. y Corporación Interamericana de Entretenimiento, S.A. de C.V.
María Asunción Aramburuzabala L. Consejera	Nacimiento:	1963
	Primera elección:	2000
	Período expira::	2003
	Ocupación principal:	Directora Ejecutiva de Tresalia Capital, S.A. de C.V.
	Otras direcciones:	Consejera del Grupo Modelo, S.A. de C.V., Grupo Televisa, S.A., Grupo Financiero Banamex-Accival, S.A. de C.V. y KIO Networks
	Experiencia de negocios:	Presidenta de Integración y Verificación Analítica, S.A. de C.V.
Rafael Robles Miaja Consejero y Secretario Corporativo	Nacimiento:	1965
	Primera elección:	2000
	Período expira::	2003
	Ocupación principal:	Socio, Franck, Galicia y Robles, S.C.
	Otras direcciones:	Secretario Corporativo de Carso Global Telecom, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., América Telecom, S.A. de C.V., Nacional Automotriz, S.A. de C.V. y Parras Cone de México, S.A. de C.V.

Drew A. Roy Consejero y miembro de los Comités Ejecutivo, de Auditoria y Compensación	Nacimiento:	1946
	Primera elección:	2000
	Período expira:	2003
	Ocupación principal:	Presidente de Operaciones Internacionales de SBC International, Inc.
	Otras direcciones:	Consejero de Belgacom, S.A., Telkom S.A., Limited, ADSB Telecommunications B.V. y TDC A/S
Richard D.McCormick Consejero	Nacimiento:	1949
	Primera elección:	2002
	Período expira:	2003
	Ocupación principal:	Director Ejecutivo de Operacio-nes Internacionales de SBC International, Inc.
	Experiencia de negocios:	Presidente y Director Ejecutivo de TransAsia Telecommunications
Claudio X. González Laporte Consejero	Nacimiento:	1934
	Primera elección:	2000
	Período expira:	2003
	Ocupación principal:	Director Ejecutivo de Kimberly Clark de México, S.A. de C.V.
	Otras direcciones:	Consejero de Kimberly Clark Corporation, Kellog Company, IBM Latin America y Grupo Carso, S.A. de C.V.
	Experiencia de negocios:	Varios puestos en Kimberly Clark Corporation
David Ibarra Muñoz Consejero y Miembro del Comité de Auditoría	Nacimiento:	1930
	Primera elección:	2000
	Período expira:	2003
	Otras direcciones:	Consejero de Grupo Financiero Inbursa, S.A. de C.V.
	Experiencia de negocios:	Director Ejecutivo de Nacional Financiera, prestó servicios en la Secretaría de Hacienda y Crédito Público

Daniel Hajj Aboumrad es yerno de Carlos Slim Helú.

Comité Ejecutivo

Nuestros estatutos disponen que el Comité Ejecutivo pueda ejercer en general los poderes del Consejo de Administración, con determinadas excepciones. Además, se requiere que el Consejo de Administración consulte con el Comité Ejecutivo previo a decidir ciertos asuntos establecidos en los estatutos, y el Comité Ejecutivo debe proporcionar sus puntos de vista en los siguientes 10 días calendario a la solicitud del Consejo de Administración, el Director Ejecutivo o el Presidente del Consejo de Administración. Si el Comité Ejecutivo no puede hacer una recomendación en 10 días naturales, el Consejo de Administración está autorizado a actuar sin tal recomendación. El Comité Ejecutivo no podrá delegar sus facultades a delegados especiales ni apoderados.

El Comité Ejecutivo es elegido entre los consejeros y consejeros suplentes por un voto mayoritario de los tenedores de acciones comunes (Acciones AA y Acciones A). A partir de mayo 31, 2001, el Comité Ejecutivo está constituido por tres miembros. La mayoría de sus miembros deben ser de nacionalidad Mexicana y ser elegidos por accionistas Mexicanos. Nuestros accionistas mayoritarios han acordado que dos de sus miembros serán nombrados por accionistas mayoritarios Mexicanos, y un miembro por SBC International, Inc. Ver "Accionistas Mayoritarios". Los miembros actuales del Comité Ejecutivo son Carlos Slim Helú y Daniel Hajj Aboumrad, nombrados por los accionistas mayoritarios Mexicanos, y Drew A. Roy, nombrado por SBC International, Inc.

Otros Comités

En enero de 2000, el Consejo Coordinador Empresarial, una comisión mexicana de dirigentes de negocios, con el apoyo de la Comisión Nacional Bancaria y de Valores (CNBV), emitió un Código de Mejores Prácticas Corporativas para las compañías mexicanas que operan en los mercados de capitales, recomendando ciertas acciones con relación a varias áreas de gobierno corporativo. Subsecuentemente, la Ley del Mercado de Valores fue modificada en el sentido de requerir que todas las compañías mexicanas que operan en los mercados de valores tuvieran comités de Auditoria, efectivo a partir de junio de 2001. El Consejo de Administración creó un Comité de Auditoria el 10 de julio de 2001, y un Comité de Compensación el 13 de marzo de 2001.

El Comité de Auditoria está compuesto por los señores Alejandro Soberón Kuri, presidente, David Ibarra Muñoz y Drew A. Roy. El mandato del Comité de Auditoria es el de establecer y monitorear procedimientos y controles a fin de asegurar que la información financiera que distribuimos sea útil, apropiada y confiable y que refleje con exactitud nuestra posición financiera. En particular, se requiere (a) dar asistencia al Consejo de Administración en seleccionar candidatos para nuestros auditores y revisar el alcance y los términos de su compromiso, (b) dar asistencia al Comité Ejecutivo en el monitoreo del desempeño de nuestros auditores y re-evaluar los términos de su compromiso, (c) recomendar procedimientos para la preparación de estados financieros y controles internos, (d) monitorear los controles internos y monitorear la contabilidad para tipos específicos de asuntos, (e) proponer procedimientos para la preparación de estados financieros para uso interno que sean consistentes con los estados financieros publicados, (f) revisar con los auditores los estados financieros anuales y los principios contables que se estén aplicando en los estados financieros anuales y provisionales, (g) reportar al Consejo de Administración sobre sus actividades, (h) opinar en transacciones con las partes relacionadas según se definen en la Ley del Mercado de Valores y proponer que se consulten especialistas independientes para opinar sobre dichas transacciones, (i) desempeñar cualesquiera otras funciones que el Consejo de Administración le delegara al Comité de Auditoria. Además y de conformidad con nuestros estatutos y la ley mexicana, (i) se exige que el Comité de Auditoria presente un reporte anual al Consejo de Administración y a nuestros accionistas y (ii) el Consejo deberá solicitar la opinión del Comité de Auditoria con relación a cualquier transacción con cualquier tercera parte relacionada que este fuera del curso ordinario de nuestro negocio.

El Comité de Compensación consta de los señores Jaime Chico Pardo y Drew A. Roy. El mandato del Comité de Compensación es el de dar asistencia al Consejo de Administración en la

evaluación y compensación del personal ejecutivo. En particular, se requiere (a) recomendar al Consejo de Administración los procedimientos para la selección y sucesión de nuestro Director Ejecutivo y de nuestros ejecutivos directivos principales, (b) proponer criterios para la evaluación del desempeño ejecutivo, (c) analizar las propuestas del director ejecutivo con relación a la estructura y monto de la remuneración para nuestros ejecutivos principales, y abordarlo con el Consejo de Administración, (d) revisar los nuevos programas de remuneración para ejecutivos y las operaciones de los programas existentes, (e) establecer prácticas de contratación para evitar pagos excesivos a los ejecutivos, (f) dar asistencia al Consejo de Administración en el desarrollo de políticas de personal apropiadas, (g) participar con el Consejo de Administración en el desarrollo de un plan para empleados para que inviertan en nuestras Acciones L, y para revisar la implementación de dicho plan, (h) reportarle al Consejo de Administración con relación a sus actividades y (i) llevar a cabo cualesquiera otras funciones que el Consejo de Administración pudiera delegarle al Comité de Compensación.

FILE No. 82-5251

Directores

Los nombres, responsabilidades y experiencia previa de negocios de nuestro Directores es el siguiente:

Daniel Hajj Aboumrad Director General	Nombramiento: Experiencia de negocios:	2000 Director de subsidiarias Mexicanas de Telmex, Director Ejecutivo de Compañía Hulera Euzkadi, S.A. de C.V.
Carlos José García Moreno Elizondo Director de Finanzas y Administración	Nombramiento: Experiencia de negocios:	2001 Director General de Crédito Público en Secretaría de Hacienda y Crédito Público, Director administrativo de SBC Warburg, director asociado de finanzas en Petróleos Mexicanos, S.A de C.V (PEMEX)
Carlos Cárdenas Blásquez Operaciones en América Latina	Nombramiento: Experiencia de negocios:	2000 Varios puestos en Telmex, incl. Gerente de Operaciones de Servicio de Localizadores Company Buscatel, S.A. de C.V. y Vicepresidente de Operaciones de Telmex USA, Gerente de Grupo Financiero Inbursa, S.A. de C.V.
José Elías Briones Capetillo Administración y Finanzas	Nombramiento: Experiencia de negocios:	2001 Contralor de Telcel
Alejandro Cantú Jiménez Coordinador Jurídico	Nombramiento: Experiencia de negocios:	2001 Asociado en Mijares, Angoitia, Cortés y Fuentes, S.C., asociado en Fried, Frank, Harris, Shriver & Jacobson
Alfonso Gallardo Sosa Tesorero	Nombramiento: Experiencia de negocios:	2001 Director Banca de Inversiones de UBS Warburg
Walter López Burgoa Contralor	Nombramiento: Experiencia de negocios:	2001 Director Financiero en Jefe de Scala Azteca, S.A. de C.V.

El Sr. Carlos Cárdenas Blásquez es el yerno de Jaime Chico Pardo, uno de nuestros consejeros

Comisarios

Bajo nuestros estatutos, los tenedores de una mayoría de nuestras acciones ordinarias en circulación (Acciones AA y Acciones A) pueden elegir uno o más *comisarios* y los respectivos auditores estatutarios suplentes que permanecen en funciones hasta en tanto no se elija a un sucesor. Los auditores estatutarios normalmente son elegidos o ratificados en las asambleas generales anuales de accionistas. El principal papel de los auditores estatutarios es reportar a los accionistas en la asamblea general ordinaria anual sobre la exactitud de la información financiera presentada a dichos tenedores por el Consejo de Administración. Los auditores estatutarios también están autorizados a :

- Convocar a asambleas generales ordinarias o extraordinarias,
- Incluir asuntos en la agenda para las juntas de accionistas o del Consejo de Administración
- Asistir a juntas de accionistas, el Consejo de Administración o el Comité Ejecutivo, y
- Monitorear en general nuestros asuntos.

Los comisarios reciben también reportes mensuales del Consejo de Administración sobre los aspectos materiales de nuestros asuntos, incluyendo nuestra condición financiera. El comisario y el comisario suplente actuales son:

Nombre	**Cargo**
Agustín Aguilar Laurents	Comisario Propietario
Francisco Álvarez del Campo	Comisario Suplente

De acuerdo con nuestros estatutos y la ley Mexicana, cualquier tenedor o grupo de tenedores de por los menos el 10% de nuestro capital social tiene derecho de nombrar a un auditor estatutario. El nombramiento de los auditores estatutarios elegidos como se describe arriba sólo podrá ser revocado si el nombramiento de los auditores estatutarios elegidos por la mayoría de los tenedores de nuestras acciones ordinarias también es revocado.

Compensación de Consejeros y Directores

La remuneración global pagada a nuestro personal administrativo y consejeros en 2001 fue de aproximadamente Ps.12.5 millones y Ps.1.7 millones, respectivamente. La remuneración global pagada al Directores de Telcel en 2001 fue de aproximadamente Ps.1,237 millones. Las reservas para proporcionar pensiones, retiro o beneficios similares para nuestros consejeros y Directores fueron de aproximadamente Ps. 1.237 millones.

Durante el 2001, establecimos un plan de opciones de acciones para nuestros ejecutivos de más alto nivel. Nuestro Comité de Compensación y el Consejo de Administración autorizaron el plan, reservando un total de 3,215,000 Acciones Serie L de nuestra tesorería. El precio de suscripción para el plan del 2001 es Ps.1.00 por acción. Los participantes sujetos al plan podrán ejercer las opciones durante 2001, 25% durante el 2002, 25% en el 2003 y el 25% restante durante el 2004. Debido a que las opciones no expiran si no se ejercen en un año en particular, un participante podría, sin embargo, esperar hasta el cuarto aniversario del plan para ejercer el 100% de las opciones que les otorgamos. Al 31 de mayo del 2002, un total de 256,250 Acciones Serie L han sido adquiridas por nuestros empleados sujeto a nuestro plan de opciones de acciones.

Propietario de Acciones

De acuerdo con reportes de propiedad beneficiosa registrados con la SEC, Carlos Slim Helú, el presidente de nuestro Consejo de Administración y determinados miembros de su familia inmediata, en combinación son dueños de la mayoría de las acciones con derecho a voto de Américas Telecom, S.A. de C.V., nuestro accionista controlador. Ver "Accionistas Mayoritarios". De acuerdo con nuestro conocimiento, ninguno de nuestros demás consejeros, consejeros suplentes o directores ejecutivos son propietarios beneficiosos de más del 1% de cualquier clase de nuestro capital social.

EMPLEADOS

La siguiente tabla establece el número de empleados y un desglose de los mismos por categoría principal de actividad y ubicación geográfica al término de cada año en el período de cuatro años que terminó el 31 de diciembre de 2001:

	31 de diciembre,		
	1999	**2000**	**2001**
Número de empleados....................	6,059	13,450	14,786
Categoría de actividad			
Inalámbrico	5,218	8,789	11,942
Fijos	841	4,661	2,844
Ubicación geográfica:			
México	4,510	6,452	7,644
Estados Unidos	829	1,543	646
Otros en América Latina	720	5,455	6,496

Al 31 de diciembre de 2001, el *Sindicato Progresista de Trabajadores de Comunicación y Transporte de la República Mexicana* representaba aproximadamente 83.4% de empleados de Telcel. Todos los puestos administrativos en Telcel están ocupados por empleados no sindicalizados. Los sueldos y algunas prestaciones son renegociados anualmente. En mayo 2002, Telcel y el sindicato acordaron un 5.5% de aumento nominal en salarios mínimos, retroactivo a marzo 2002.

Bajo nuestros contratos laborales y la ley laboral Mexicana, estamos obligados a pagar primas de antigüedad a los empleados que se retiran y pensión e indemnización por muerte a los empleados retirados. Los pensionados tendrán derecho a recibir aumentos de pensión cuando se otorguen aumentos de salarios a empleados actuales.

Nuestra subsidiaria Telgua tiene tres sindicados activos de empleados – el Sindicato de las Telecomunicaciones y Similares al 31 de diciembre de, 2001 que contaba con 517 miembros, representando 24.8% de empleados de Telgua, el Sindicato de los Trabajadores de la Empresa TELGUA, S.A., que tenía 605 miembros, representando 29% de empleados de Telgua al 31 de diciembre de 2001, y el Sindicato de los Trabajadores de la Empresa Guatel, que tenía 154 miembros representando 7.4% de empleados de Telgua, al 31 de diciembre de 2001. Todos los puestos administrativos de Telgua estaban ocupados por empleados no sindicalizados. Bajo la ley Guatemalteca, se requiere que las empresas guatemaltecas sólo negocien con los más grandes sindicatos de empleados. En octubre 2001, Telgua y Sindicato de Telecomunicaciones celebraron un nuevo contrato laboral de dos años.

Nuestras subsidiarias Comcel y TracFone no tienen sindicatos activos de empleados

Nosotros creemos que las relaciones actuales con nuestro equipo de trabajo son buenas.

Punto 7. Accionistas Mayoritarios y Operaciones con partes relacionadas

ACCIONISTAS MAYORITARIOS

Las acciones AA representaron 92.4% de la totalidad de acciones votantes (Acciones AA y Acciones A) y 28.7% del capital social total de América Móvil al 31 de mayo de 2002. Las Acciones AA son propiedad de América Telecom, S.A. de C.V., SBC International Inc. (SBCI), una subsidiaria de la compañía de telecomunicaciones SBC Communications Inc. de Estados Unidos y algunos otros inversionistas Mexicanos. La siguiente tabla establece sus cantidades y porcentajes de propiedades respectivas de Acciones AA a Mayo 31, 2002:

Accionistas	Acciones AA (millones)	% Clase	% Acciones con voto (1)
América Telecom	2,500	66.4%	61.3%
SBCI	1,059	28.1	26.0
Otros inversionistas Mexicanos	207	5.5	5.1
Total	3,766	100.0%	92.4%

(1) Acciones AA y Acciones A.

América Telecom fue establecida el 21 de Noviembre de 2001 en una escisión de Carso Global Telecom al utilizar un procedimiento bajo la ley de sociedades mercantiles Mexicana llamada *escisión* o "separación". Carso Global Telecom posee participaciones en el sector de telecomunicaciones y fue separada del Grupo Carso, S.A. de C.V., en 1996. De acuerdo con reportes de propiedad beneficiosa de nuestras acciones presentados ante la Comisión de Bolsa y Valores, el Sr. Carlos Slim Helú y miembros de su familia inmediata en conjunto son propietarios de la mayoría de las acciones con voto de América Telecom, Carso Global Telecom, Grupo Carso y Grupo Financiero Inbursa .

América Telecom, como sucesora de Carso Global Telecom, y SBCI son partes de un contrato celebrado en diciembre de 2000 con relación a su posesión de Acciones AA. Entre otras cosas, el contrato somete ciertas transferencias de Acciones AA por cualquiera de las partes a un derecho de primera oferta en favor de la otra parte, aunque el derecho de primera oferta no se aplique a la conversión de Acciones AA a Acciones L, como lo permiten nuestros estatutos o la transferencia subsecuente de Acciones L. El contrato también indica la constitución del Consejo de Administración y el Comité Ejecutivo y que cada una de las partes celebre un contrato de Servicios Administrativos con nosotros. Ver "Consejeros - Directores" y "Comité Ejecutivo" y "Transacciones de Partes relacionadas".

La siguiente tabla identifica cada uno de los propietarios con más del 5% de cualquier clase de acciones al 31 de mayo de, 2002. A excepción de lo descrito enseguida no estamos enterados de ningún propietario con más del 5% de cualquier clase de nuestras acciones:

	Acciones AA(1)		Acciones A(2)		Acciones L(3)		%
Accionista	Acciones (millones)	% Clase	Acciones (millones)	% Clase	Acciones (millones)	% Clase	Acciones con voto (4)
América Telecom(5)	2,500	66.3%	48	1[illegible].5%	1,624	17.9%	62.5%
SBCI	1,059	28.1	—	—	—	—	25.9
Brandes Investment Partners	—	—	—	—	858	9.5	—
Capital International, Inc.	—	—	—	—	794.1	8.7	—
Capital Research Management	—	—	—	—	684	7.5	—

(1) Al 31 de mayo de 2002, existían aproximadamente 3,767 millones de Acciones AA en circulación, representando 92.4% del total global de acciones votantes (Acciones AA y Acciones A).
(2) Al 31 de mayo de, 2002, existían aproximadamente 309 millones de Acciones A en circulación, representando 7.6% del total global de acciones votantes (Acciones AA y Acciones A).
(3) Al 31 de mayo de 2002, existían aproximadamente 9,046 millones de Acciones L en circulación.
(4) Acciones AA y Acciones A.
(5) Al 31 de mayo de 2002, se puede considerar que Carlos Slim Helú y ciertos miembros de su familia inmediata tienen la propiedad beneficiosa 2,500 millones de Acciones AA, 48 millones de Acciones A y 1,648 Acciones L (incluyendo acciones que son propiedad de América Telecom y Grupo Financiero Inbursa, S.A.).

A partir del 30 de mayo de 2002, 80% de las Acciones L en circulación estaba representado por ADS de Acciones L, y 99.2% de ADS de Acciones L estaban en posesión de 16,103 tenedores (incluyendo The Depositary Trust Company) con domicilios registrados en los Estados Unidos. 26.7% de las Acciones A se poseían en forma de ADS de Acciones A , cada una representando el derecho de recibir 20 Acciones A. Cada Acción A puede ser intercambiada a opción del tenedor de una Acción L.

Podemos readquirir nuestras acciones en la Bolsa Mexicana de Valores de vez en cuando hasta un valor total máximo especificado autorizado por los tenedores de Acciones AA y Acciones A y nuestro Consejo de Administración. En marzo 2001, fuimos autorizados por nuestros accionistas a readquirir acciones con un valor total de hasta Ps.5,000 millones y en julio de 2001, se nos autorizó readquirir Ps.5,000 millones adicionales para un tener un valor total global de Ps.10,000 millones. Al 31 de mayo de 2002, habíamos readquirido 862.7 millones de acciones L y 4.3 millones de Acciones A con un valor global de aprox. Ps.7,117 millones.

OPERACIONES CON PARTES RELACIONADAS

Operaciones con Telmex

Tenemos o es probable que continuemos teniendo una variedad de relaciones contractuales con Telmex y sus subsidiarias. Estas incluyen contratos provenientes de la escisión / separación y ciertos arreglos de transición.

Continuación de Relaciones Comerciales

Dado que Telmex y Telcel proporcionan servicios de telecomunicaciones en los mismos mercados geográficos, cuentan con extensas relaciones operacionales. Estas incluyen la interconexión entre sus redes respectivas; el uso de instalaciones, en particular para la coubicación de equipo en establecimientos propiedad de Telmex; el uso de Telcel de los circuitos privados de Telmex; y el uso de cada uno de los servicios proporcionados por los demás. Las relaciones operacionales están sujetas a una variedad de contratos diferentes, los cuales, en su mayoría, estaban en operando antes de la escisión y continuarán en vigor sin modificaciones de importancia como resultado de la escisión. Muchas de ellas también están sujetas a reglamentos específicos que rigen a los operadores de telecomunicaciones. Los términos de estos contratos son similares a aquellos en que cada compañía hace negocios con otras partes no afiliadas.

Estas relaciones operacionales entre Telcel y Telmex son de importancia para nuestro desempeño financiero. En 2001, el 18.5% de nuestros ingresos totales (Ps.7,663 millones) fueron atribuibles a la interconexión con Telmex, principalmente representando pagos bajo el sistema del que llama paga, surgiendo de llamadas de fijos a móviles. Tuvimos Ps.586 millones en cuentas por cobrar de Telmex y sus subsidiarias al 31 de diciembre de 2001. También en 2001, 9.8% de nuestros costos de operación (Ps.3,477 millones) fue atribuible a pagos a Telmex, principalmente representando pagos de interconexión por llamadas de larga distancia conducidas por Telmex y el uso de instalaciones sujetas a contratos de arrendamiento contratos de ubicación con Telmex.

Telmex distribuye microteléfonos de Telcel y tarjetas pagadas por anticipado en términos comerciales similares a aquellos otorgados por otros distribuidores de celulares. Ver "Operaciones Mexicanas – Ventas y Distribución".

Implementación de la Escisión

La creación de América Móvil y la transferencia de activos y pasivos a nosotros fue efectuada por la acción de la junta de accionistas extraordinaria de Telmex celebrada el 25 de septiembre de 2000. Ni nosotros ni Telmex ha hecho promesas a los demás acerca del valor de alguno de los activos que recibimos en la escisión. Bajo las resoluciones de accionistas adoptadas en la junta, estamos obligados a indemnizar a Telmex contra cualquier responsabilidad, gasto, costo o contribución declarada contra Telmex que provenga de los activos propiedad directa o indirectamente de Sercotel, S.A. de C.V., la subsidiaria cuyas acciones nos fueron transferidas en la escisión.

Hemos celebrado un contrato con Telmex para asegurar que los propósitos de la escisión sean totalmente logrados. Entre otras cosas, este contrato dispone en términos generales lo siguiente:

- Estamos de acuerdo en indemnizar a Telmex contra cualquier pérdida o gasto resultante de la declaración contra Telmex de cualquier responsabilidad o reclamación que fuera transferida a nosotros en la escisión o que tenga relación con los negocios que nos fueron transferidos en la escisión.
- Telmex está de acuerdo en indemnizarnos contra cualquier pérdida o gasto que resultare de la declaración en nuestra contra de cualquier responsabilidad o reclamación que fuese retenida por Telmex en la escisión o que tenga relación con los negocios retenidos por Telmex en la escisión.

- Las partes están de acuerdo en colaborar para obtener consentimientos o aprobaciones, dar los avisos o hacer las presentaciones que se requieran como resultado de la escisión o con el fin de lograr los propósitos de la escisión.
- Cada una de las partes está de acuerdo en proporcionar a la otra la información requerida para preparar estados financieros, declaraciones de impuestos, clasificaciones o presentaciones reglamentarias y para otros fines específicos.
- Cada una de las partes está de acuerdo en mantener la confidencialidad de cualquier información concerniente a la otra que obtuvo antes de la escisión o que obtenga en conexión con la implementación de la escisión.
- Cada una de las partes está de acuerdo en que no tomará ninguna acción que pudiese razonablemente ser esperada para evitar que la escisión pudiera calificar como libre de impuestos bajo las leyes de impuestos federales de México o Estados Unidos.
- Cada una de las partes libera a la otra de ciertas demandas que surjan antes de la escisión. Telmex no hace declaraciones sobre los activos transferidos directa o indirectamente en la escisión.
- En relación a las garantías que Telmex ha dado para el beneficio de acreedores de subsidiarias y afiliadas que nos fueron transferidas, nosotros y Telmex estamos de acuerdo en hacer nuestros mejores esfuerzos para reemplazar cada una de estas garantías con garantías de América Móvil o nuestras subsidiarias.

Telmex ha garantizado dos facilidades crediticias otorgadas a ATL por bancos brasileños y nosotros hemos celebrado un contrato con Telmex bajo el cual:

- Reembolsaremos e indemnizaremos a Telmex contra cualquier reclamación de acreedores de ATL, hasta una obligación máxima de US$104 millones de Telmex.
- Pagaremos a Telmex una cuota de garantía de 0.25% por año, y nosotros y Telmex estamos de acuerdo en transferir estas obligaciones tan pronto como sea razonablemente práctico.

Ver "Liquidez y Recursos de Capital".

Servicios de transición

Después de la escisión Telmex proporcionó ciertos servicios a América Móvil sobre una base provisional mientras desarrollábamos nuestro personal y sistemas necesarios para proporcionar estos servicios nosotros mismos.. Los servicios fueron proporcionados en general sobre un precio periódico fijo en base al costo estimado para proporcionar los servicios más un porcentaje. Incluyen servicios de relaciones legales, financieras, administrativas, contables e inversionistas. Telmex ya no proporciona estos servicios de transición.

Operaciones con Otras Afiliadas

Al 31 de diciembre, detentábamos instrumentos financieros emitidos por aquellos investidos en el método de recursos propios en un monto principal total de Ps.6,770 millones. Todos estos investidos se consolidarán en el 2002.

Somos propietarios del 49% de las acciones de CompUSA. La participación restante en CompUSA es propiedad actualmente de Tenedora U.S., S.A. de C.V., una compañía mexicana constituida en febrero de 2000 por la escisión del Grupo Sanborns, S.A. de C.V. De acuerdo con los reportes de propiedad beneficiosa presentados con la Securities and Exchange Comisión – SEC, Grupo Sanborns, S.A. de C.V. está bajo control común con nuestro accionista mayoritario América Telecom.

Telcel compra materiales o servicios de una variedad de compañías que, de acuerdo con los reportes de propiedad beneficiosa presentados con la Securities and Exchange Comisión – SEC, están bajo control común con nuestro accionista mayoritario América Telecom. Estos incluyen seguro y servicios bancarios proporcionados por el Grupo Financiero Inbursa y sus subsidiarias. Telcel compra estos materiales y servicios en términos no menos favorables que obtendría de partes no afiliadas, y tendría acceso a otros recursos si nuestras afiliadas dejaran de proporcionarlos en términos competitivos.

Punto 8. Información Financiera

Ver "Punto 18 – Estados Financieros" y páginas F-1 y siguientes.

DIVIDENDOS

La declaración, cantidad y pago de dividendos de América Móvil son determinados por el voto mayoritario de los tenedores de Acciones AA y Acciones A, generalmente por recomendación del Consejo de Administración, y depende de nuestros resultados de operaciones, situación financiera, requerimientos de efectivo, prospectos futuros y otros factores considerados relevantes por los tenedores de Acciones AA y Acciones A. En una junta de accionistas ordinaria celebrada el 30 de abril de, 2002, nuestros accionistas acordaron pagar un dividendo de Ps.0.044 por acción, pagadero en cuatro pagos parciales de Ps.0.011 por acción, por cada Acción AA, A y L en circulación en las fechas de pago de 27 de junio de 2002, 26 de septiembre de 2002, 26 de diciembre de 2002 y 27 de marzo de 2003.

Nuestros estatutos disponen que los tenedores de Acciones AA, Acciones A y Acciones L participen en una base por acción en pagos de dividendos y otras distribuciones, sujeto a ciertos derechos de dividendos preferenciales de tenedores de Acciones L. Ver "Estatutos – Derechos a Dividendos" y "Estatutos – Derechos Preferenciales de Acciones L" bajo el Punto10.

PROCESOS LEGALES

Telcel

En noviembre 1995, un competidor de Telcel que proporciona servicios de teléfonos celulares denunció COFECO, la Comisión Federal de Competencia, a Telmex por prácticas monopolistas alegadas. En julio 2001, la COFECO dictaminó que Telmex era responsable de las supuestas prácticas monopolistas. El dictamen no encontró responsable a Telcel de dichas prácticas. Telmex apeló este dictamen y la apelación fue negada.

Los trámites administrativos fueron iniciados en enero, junio y julio 2001 por la COFECO contra Telcel por supuestas prácticas monopolísticas relacionadas con la industria de telecomunicaciones inalámbricas. En mayo de 2002 COFECO dictaminó en contra de Telcel in conexión con el procedimiento iniciado en enero. Telcel apeló el dictamen en junio de 2002. Si no tenemos éxito en impugnar estos procedimientos, podrían resultar en multas o en regulaciones específicas aplicables a Telcel.

Telgua

El gobierno Guatemalteco ha iniciado ciertos actos contra nuestra subsidiaria Telgua. Ver. "Operaciones No-Mexicanas–Telgua" bajo el Punto 4. En junio de 2000, la sucursal ejecutiva del gobierno Guatemalteco expidió declaraciones concernientes a Empresa Guatemalteca de Telecomunicaciones (Guatel), una oficina estatal Guatemalteca que dirigía la privatización de Telgua. Las declaraciones indicaron que ciertas acciones de Guatel con relación a la privatización de Telgua eran contra los intereses del Estado Guatemalteco.

En septiembre de 2000, el gobierno Guatemalteco inició actos jurídicos contra Guatel, Telgua y algunas otras partes involucradas en la privatización, alegando impropiedades en conexión a la privatización y buscando el retroceso de la privatización.

En octubre de 2001, el Estado Guatemalteco anunció un acuerdo gubernamental expedido por el Presidente de Guatemala y el Consejo de Ministros estableciendo los términos y condiciones principales de un convenio de liquidación entre el Estado Guatemalteco, Telgua, Guatel y American Central Tel, S.A. (ACT, anteriormente Luca, S.A.) y ordenando al Procurador General de Guatemala celebrar al convenio en nombre y por cuenta del Estado Guatemalteco.

Bajo los términos del convenio de liquidación, el cual fue celebrado en octubre 31, 2001, Telgua convino, entre otras cosas, en (i) emprender un proyecto de desarrollo telefónico fijo, móvil, rural e

Internet dentro de Guatemala, a ser terminado en un período de tres años y consistiendo en una inversión mínima de 1,950 millones de quetzales (aprox. US$246 millones), y (ii) establecer un total de 380,000 líneas telefónicas públicas, móviles y rurales. Asimismo, como parte del convenio de liquidación, ACT convino en pagar a GUATEL la suma de US$350 millones, que era el saldo deudor bajo el convenio de la venta de acciones de Telgua entre Guatel, como el vendedor, y ACT como el comprador, en Octubre 1998, más intereses acumulados hasta la fecha del pago real.

El 31 de octubre de 2001, (i) ACT liquidó a Guatel un total de US$452 millones, correspondiendo al saldo deudor bajo el convenio de venta de acciones de Telgua, más intereses acumulados desde dicha fecha y (ii) Guatel dio instrucciones a Citibank N.A. de liberar el colateral de 95% del capital social de Telgua que fue pignorado en 1998 como garantía del pago del precio de venta de las acciones de Telgua.

De acuerdo con el convenio de liquidación, el Estado Guatemalteco, ACT y Telgua han convenido en abandonar toda litigación y acciones relacionadas con respecto a este asunto. Desde esta fecha, por motivos atribuibles al estado que guardan las acciones y procedimientos legales relacionados, el desistimiento de procesos no había sido emprendido por los Tribunales competentes de Guatemala.

Además, los actos judiciales fueron iniciados en el Tribunal de Distrito de Estados Unidos del Distrito Sur de Nueva York en marzo 2001, por International Telecom, Inc (ITI) contra Generadora Eléctrica de Oriente, S.A., (GEDO), Antonio Jorge Álvarez y Telgua, alegando violación de contrato, interferencia tortuosa con contrato y fraude en conexión con un contrato internacional de servicio de telecomunicaciones.

El 26 de marzo de 2002, el Tribunal otorgó pedimento para declaración sin lugar del caso por falta de jurisdicción personal, encontrando que Telgua tiene contactos insuficientes con Nueva York para estar sujeto a la jurisdicción en ese foro. El 28 de mayo de 2002, el tribunal denegó la moción de ITI de un nuevo alegato del caso. ITI o GEDO podrán apelar la decisión ante el Tribunal de Apelaciones para el Segundo Circuito de los Estados Unidos, una vez que una sentencia final sea pronunciada a continuación de las cuestiones restantes del caso. El tribunal aún no ha programado fecha para el nuevo juicio.

Comcel

Las autoridades Colombianas de impuestos han recusado partes de las declaraciones por 1994 y 1995 de Comcel con relación a impuestos pagaderos sobre servicios de valor agregado. Las autoridades afirman que Comcel no ha cobrado a los clientes los impuestos sobre valor agregado de cuotas por activación de celulares. La cantidad reclamada por las autoridades al 31 de Diciembre de, 2001, incluyendo multas e interés ascendió aproximadamente a Ps.35 billones Colombianos. En opinión de su abogado y gerencia, Comcel ha presentado de forma apropiada y pagado el impuesto sobre valor agregado por todos los períodos en cuestión. Comcel no ha previsto en sus estados financieros al 31 de diciembre de, 2001, contra estos procedimientos

El 13 de marzo de 2000, la *Superintendencia de Industria y Comercio (SIC)* Colombiana expidió la Resolución No. 4954, requiriendo a Comcel el pago de una multa por Ps.5.2 billones (miles de millones) Colombianos. Además de esta multa administrativa, la SIC ordenó a Comcel pagar los daños a otras operadoras de larga distancia. Comcel solicitó una revisión administrativa de la decisión, que fue denegada en junio de 2000. La apelación de Comcel fue rechazada en noviembre 2000 Comcel volvió a presentar la apelación formal en febrero 2001, y permanece pendiente en los Tribunales Colombianos. Las operadoras de larga distancia estimaron sus daños en US$70 millones, una aseveración que está siendo evaluada actualmente por la SIC. Se espera una decisión final en marzo 2003.

CompUSA

En 2000, se presentó una demanda contra nuestra afiliada CompUSA y determinados otros demandados, incluyendo a James Halpin, su antiguo Presidente Ejecutivo, en nombre y representación de COC Service Ltd, aseverando varias reclamaciones contractuales y de actos ilícitos Ver "Otras Inversiones – CompUSA" bajo el Punto 4. conspiración. En febrero de 2001, concluyó un juicio por

jurado con una sentencia del jurado en contra de CompUSA por US$ 90 millones en daños reales y US$94.5 millones en daños punitivos y compensatorios. El jurado también concedió daños y perjuicios reales y punitivos por un total de U.S.$175.5 millones en contra del Sr. Halpin. En mayo de 2001, el tribunal emitió una sentencia de que COC no tomara nada de CompUSA ni del Sr. Halpin, habiendo concedido petición de que se dicte sentencia sin detrimento del veredicto. El tribunal del juicio pronunció sentencia en contra de los demandados restantes. COC ha apelado la sentencia de no tomar nada favor de CompUSA y del Sr. Halpin. Los demás demandados han apelado la sentencia en su contra. Si CompUSA o el Sr. Halpin no tienen éxito en defender sus posiciones en la apelación, la condición financiera y los resultados de operación de CompUSA podrían verse afectados de forma material y adversa .

Punto 9. La Oferta y Cotización en la Bolsa de Valores

MERCADOS DE VALORES MERCANTILES

Nuestras acciones y ADS están listadas o se cotizan en los siguientes mercados:

Acciones L........................	Bolsa Mexicana de Valores – Ciudad de México Mercado de Valores Latinoamericanos en Euros (LATIBEX) – Madrid, España
ADS de Acciones L	Bolsa de Nueva York – Nueva York Bolsa de Frankfurt – Frankfurt
Acciones A	Bolsa Mexicana de Valores – Ciudad de México
ADS de Acciones A	NASDAQ Sistema del Mercado Nacional– Nueva York

Para los períodos indicados, la siguiente tabla establece los precios de venta altos y bajos reportados para las Acciones L en la Bolsa Mexicana de Valores y los precios de ventas altos y bajos reportados para ADS de Acciones L en la Bolsa de Nueva York. Los precios no han sido indicados en unidades monetarias constantes:

	Bolsa Mexicana de Valores		Bolsa de Nueva York	
	Alto	Bajo	Alto	Bajo
	(pesos por Acción L)		(Dólares de EE.UU. por ADS de Acción L)	
Altos y bajos anuales				
2001	Ps. 11.32	Ps. 5.69	U.S.$23.29	U.S.$11.75
Altos y bajos trimestrales				
2001:				
Primer trimestre (empezando en febrero 7)..	Ps. 11.32	Ps. 6.61	U.S.$23.29	U.S.$13.95
Segundo trimestre	10.44	6.76	23.00	14.20
Tercer trimestre	9.88	5.69	21.65	11.75
Cuarto trimestre	9.06	6.40	19.79	13.75
Altos y bajos mensuales				
2001:				
Febrero (empezando febrero 7)	Ps. 11.32	Ps. 8.58	U.S.$23.29	U.S.$17.70
Marzo...	8.92	6.61	18.60	13.95
Abril..	8.55	6.76	18.50	14.20
Mayo..	10.44	8.37	23.00	18.35
Junio..	10.25	8.87	22.47	19.50
Julio...	9.88	8.52	21.65	18.51
Agosto..	9.40	7.74	20.47	16.84
Septiembre..	7.82	5.69	16.95	11.75
Octubre..	7.28	6.40	15.68	13.75
Noviembre..	8.01	6.91	17.45	14.97
Diciembre...	9.06	7.80	19.79	16.95

	Bolsa Mexicana de Valores		Bolsa de Nueva York	
	Alto	Bajo	Alto	Bajo
	(pesos por Acción L)		(Dólares de EE.UU. por ADS de Acción L)	
2002:				
Enero	Ps. 9.29	Ps. 8.24	U.S.$20.35	U.S.$18.15
Febrero	9.06	7.90	19.90	17.00
Marzo	9.30	8.26	20.48	18.09
Abril	9.06	8.35	20.00	18.00
Mayo	9.11	8.36	19.30	17.36
Junio	6.86	6.65	13.33	13.85

Para los períodos indicados, la siguiente tabla establece los precios de venta altos y bajos reportados para las Acciones A en la Bolsa Mexicana de Valores, y los precios de compra altos y bajos de ADS de Acciones A publicados por NASDAQ. Los precios de compra publicados por NASDAQ para ADS de Acciones A son cotizaciones de intermediarios y no pueden reflejar las transacciones actuales. Los precios no han sido repetidos en unidades monetarias constantes:

	Bolsa Mexicana de Valores		NASDAQ	
	Alto	Bajo	Alto	Bajo
	(pesos por Acción A)		(Dólares de EE.UU. por ADS de Acción A)	
Altos y bajos anuales				
2001	Ps. 1[illegible].28	Ps. 5.80	U.S.23.63	U.S.$11.17
Altos y bajos trimestrales				
2001:				
Primer trimestre (empezando en febrero 7)	Ps. 1?.28	Ps. 6.62	U.S.$23.63	U.S.$13.88
Segundo trimestre	1[illegible].32	6.75	22.71	14.06
Tercer trimestre	9.80	5.80	21.50	11.17
Cuarto trimestre	9.00	6.46	19.60	13.56
Altos y bajos mensuales				
2001:				
Febrero (empezando febrero 7)	Ps. 1[illegible].28	Ps. 8.50	U.S.$23.63	U.S.$17.50
Marzo	3.80	6.62	18.00	13.88
Abril	8.40	6.75	18.35	14.06
Mayo	10.32	8.33	22.71	18.00
Junio	10.20	8.95	22.43	19.40
Julio	9.80	8.58	21.50	18.50
Agosto	9.35	7.76	20.40	16.70
Septiembre	7.72	5.80	16.80	11.17
Octubre	7.25	6.46	15.60	13.56
Noviembre	8.20	7.00	17.20	14.56
Diciembre	9.00	8.95	19.60	16.25
2002:				
Enero	Ps. 9.25	Ps. 8.36	U.S.$20.20	U.S.$17.95

	Bolsa Mexicana de Valores		NASDAQ	
	Alto	Bajo	Alto	Bajo
	(pesos por Acción A)		(Dólares de EE.UU. por ADS de Acción A)	
- Febrero	8.82	8.06	19.90	16.80
Marzo	9.25	8.30	20.26	17.75
Abril	9.02	8.40	20.00	17.65
Mayo	9.10	8.38	18.91	17.25
Junio	6.80	6.70	13.58	13.25

Punto 10. Información Adicional

ESTATUTOS

Consignado abajo se encuentra un breve resumen de determinadas disposiciones de nuestros estatutos y de la ley Mexicana. Esta descripción no intenta ser completa y se califica por referencia a nuestros estatutos , que han sido presentados como un anexo de este reporte anual. Para una descripción de las disposiciones de nuestros estatutos, con relación a nuestro Consejo de Administración, el Comité Ejecutivo, y los Comités de Auditoria y auditores estatutarios. Ver Punto 6--"Comité Ejecutivo".

Nosotros enmendamos nuestros estatutos en julio de 2001 a fin de cumplir con las enmiendas de la Ley del Mercado de Valores y la Ley de la Comisión Nacional Bancaria y de Valores publicadas e 1° de junio de 2001 en el Diario Oficial, las cuales están diseñadas, entre otras cosas, para proteger los derechos de accionistas minoritarios.

Organización y Registro

América Móvil es una sociedad anónima de capital variable constituida en México de acuerdo con la Ley General de Sociedades Mercantiles mexicana. Se registró en el Registro Público de Comercio en la Ciudad de México el 13 de octubre de 2000 bajo el número 263770.

Derechos de Voto

Cada Acción AA y Acción A da derecho al tenedor de la misma a un voto en cualquier junta de nuestros accionistas. Cada Acción L le da derecho al tenedor aun voto en cualquier junta en la que los tenedores de Acciones L tienen derecho de votar. Los tenedores de las Acciones L tienen derecho a votar únicamente para elegir a dos miembros del Consejo de Administración y a los consejeros suplentes correspondientes y con respecto a los siguientes asuntos:

- la transformación de América Móvil de un tipo de sociedad a otro tipo,
- cualquier fusión en la que América Móvil no sea la entidad superviviente o cualquier fusión con alguna entidad cuyos principales objetivos sociales sean diferentes que los de América Móvil,
- la extensión de nuestra duración corporativa,
- nuestra disolución voluntaria,
- un cambio en el estado de nuestra constitución,
- remoción de la cotización de nuestras acciones de la Bolsa Mexicana de Valores o de cualquier bolsa de valores extranjera, y
- cualquier acción que pudiera perjudicar los derechos de los tenedores de las Acciones L y no perjudicar a las otras clases de acciones de manera similar.

Una resolución sobre cualquiera de los asuntos especificacos requiere del voto afirmativo tanto de una mayoría de todas las acciones en circulación y una mayoría de las Acciones AA y de las Acciones A votando en conjunto.

De acuerdo con la ley Mexicana, los tenedores de acciones de cualquier serie también tienen derecho de votar como clase en cualquier acción que pudiera perjudicar los derechos de los tenedores de las acciones de dichas series pero no los derechos de los tenedores de acciones de otras series, y un tenedor de dichas series tendría el derecho a reparación judicial contra cualquier tal acción tomada sin dicho coto. La determinación respecto de que si una acción requiere un voto de calidad sobre estas bases, inicialmente la haría el Consejo de Administración u otro tercero solicitando acción de los accionistas. Una determinación negativa estaría sujeta a impugnación judicial por el accionista afectado, y la necesidad de un voto de calidad lo determinaría en última instancia, un tribunal. No existen otros procedimientos

para determinar si una acción propuesta de accionista requiere de un voto de calidad, y la ley Mexicana no proporciona una guía amplia sobre el criterio que deberá aplicarse en realizar tal determinación.

Asambleas de Accionistas

Las asambleas generales de accionistas pueden ser juntas ordinarias o extraordinarias. Las asambleas generales extraordinarias son aquellas convocadas para considerar determinados asuntos especificados en el Artículo 182 de la Ley General de Sociedades Mercantiles, incluyendo principalmente, enmiendas a los estatutos, liquidación, fusión y la trasformación de un tipo de compañía a otro, así como para considerar la remoción de nuestras acciones de cotización en la Bolsa Mexicana de Valores o de cualquier bolsa de valores extranjera. Las asambleas generales convocadas para considerar todos los demás asuntos serán juntas ordinarias. Los dos consejeros elegidos por las Acciones L se eligen en una junta especial de tenedores de Acciones L. Todos los demás asuntos en los que los tenedores de Acciones L tienen derecho de voto se abordarían en una asamblea general extraordinaria. Los tenedores de las Acciones L no tienen derecho de asistir ni de dirigirse a las juntas de accionistas en las que no tengan derecho de voto.

Cada año se deberá llevar a cabo una junta especial de los tenedores de las Acciones L para la elección o ratificación de consejeros y comisarios. Cada año se deberá llevar a cabo una asamblea general ordinaria de los tenedores de las Acciones AA y de las Acciones A para considerar la aprobación de los estados financieros del ejercicio fiscal anterior, para elegir o ratificar consejeros y comisarios, y para determinar la asignación de las utilidades del año anterior.

El quórum para una asamblea general ordinaria de las Acciones AA y de las Acciones A será el 50% de dichas acciones, y se podrán tomar acciones con la mayoría de las acciones presentes. Si no está disponible un quórum, se convocará a una segunda junta en la que la acción podrá tomarse por la mayoría de las Acciones AA y de las Acciones A presentes, independientemente del número de tales acciones. Las juntas especiales de tenedores de Acciones L se gobernarán por las mismas reglas aplicables a las asambleas generales ordinarias de tenedores de las Acciones AA y Acciones A. El quórum para una asamblea general extraordinaria en la que las Acciones L no puedan votar es del 75% de las Acciones AA y Acciones A, y el quórum para una junta en que los tenedores de Acciones L si tienen derecho de votar es de 75% del capital social en circulación. Si el quórum no está disponible en ninguno de los casos, se podrá convocar una segunda junta y la acción se podrá tomar siempre que la mayoría de las acciones con derecho a voto estén presentes. Ya sea en primera o segunda convocatoria, podrán tomarse las acciones en una asamblea general extraordinaria por una mayoría de votos de las Acciones AA y las Acciones A en circulación y, en asuntos en que los tenedores de las Acciones L tengan derecho de voto, un voto mayoritario de la totalidad del capital social.

Los tenedores de un 20% de nuestro capital social circulante podrán hacer que se haga a un lado una acción de accionistas presentando una reclamación en un tribunal dentro de los 15 días después del cierre de la junta en la que dicha acción fue tomada y mostrando que la acción impugnada es violatoria a las leyes mexicanas o a nuestros estatutos. Además. Cualquier tenedor de nuestro capital social podrá presentar una reclamación en cualquier momento dentro de cinco años impugnando cualquier acción de accionistas. Bajo estas disposiciones, la reparación únicamente está disponible para los tenedores

- que tengan derecho de votar sobre, o cuyos derechos como accionistas fueron afectados adversamente por la acción de accionistas que se impugna, y
- cuyas acciones no estaban representadas en el momento en que se tomó la acción o, si estaban representadas, votaron en contra.

Las juntas de accionistas pueden ser convocadas por el Consejo de Administración, su presidente, su secretario, los comisarios o por un tribunal. El Consejo de Administración o los comisarios podrán ser requeridos para que convoquen una junta de accionistas por los tenedores de un 10% del capital social circulante. El aviso de las juntas deberá publicarse en el Diario Oficial de la Federación o en un periódico

de circulación general en la Ciudad de México por lo menos 15 días previo a la junta. Para poder asistir a la junta, los accionistas deberán depositar sus acciones en la oficina de nuestro secretario corporativo, con una institución bancaria mexicana o extranjera, o con un corredor de bolsa mexicano. Si tiene así derecho para asistir a una junta, el accionista podrá ser representado por un apoderado. El depositario de los ADS de Acciones L y de ADS de Acciones A no satisface este requisito, por lo que los tenedores de ADS no tienen derecho de asistir a las juntas de accionistas. Sin embargo, los tenedores de ADS podrán aún votar por medio de un depositario.

Derechos de Dividendo

En la asamblea general ordinaria anual de tenedores de Acciones AA y Acciones A, el Consejo de Administración presenta nuestros estados financieros del ejercicio fiscal previo, junto con un reporte sobre los mismos realizado por el propio Consejo, a los mencionados tenedores de Acciones AA y Acciones A para su aprobación. Una vez que los tos tenedores de Acciones AA y Acciones A han aprobado los estados financieros, proceden a determinar la asignación de nuestras utilidades neta del año precedente. Se les exige por ley que asignen 5% de dichas utilidades netas a la reserva legal, que después ya no estará disponible para distribución excepto como dividendos de capital, hasta en tanto el monto de la reserva legal no sea igual al 20% de nuestro capital social. El remanente de las utilidades netas esta disponible para distribución.

Todas las acciones en circulación en el momento en que se declare un dividendo u otra distribución tienen derecho a participar en dicho dividendo u otra distribución, sujeto a determinados derechos preferenciales de las Acciones L. Ver" – Derechos Preferenciales de las Acciones L".

Derechos Preferenciales de las Acciones L

Los tenedores de las Acciones L tienen derecho a recibir un dividendo anual preferencial acumulado de 0.00125 pesos por acción antes de que sea pagadero cualquier dividendo en relación con cualquier otra clase de capital social de América Móvil. Si pagamos dividendos con respecto a cualquier ejercicio fiscal además del dividendo preferencial de la Acción L, dichos dividendos deberán ser asignados:

- primero, al pago de dividendos con relación a la Acción A y las Acciones AA, en cantidad igual por acción, hasta por el monto del dividendo preferencial de Acción L, y
- segundo, al pago de dividendos con respecto a todas las clases de acciones de América Móvil de manera que el dividendo por acción sea igual.

A la liquidación de América Móvil, los tenedores de Acciones L tendrán derecho a una liquidación preferencial igual a:

- dividendos preferenciales de Acción L acumulados pero no pagados, más
- 0.025 pesos por acción (representando el capital atribuible a dichas acciones según se consigna en nuestros estatutos) antes de que se haga cualquier distribución con respecto a nuestro otro capital social de acuerdo con el Artículo 113 de la Ley General de Sociedades Mercantiles.

Después del pago total de cualquier monto tal, los tenedores de las Acciones AA y Acciones A tienen derecho a recibir, si está disponible, una cantidad por acción equivalente a la preferencia de liquidación pagada por Acción L. Después del pago total de las anteriores cantidades, todos los accionistas comparten en partes iguales, sobre la base de por acción, de cualesquiera cantidades restantes pagaderas con respecto a nuestro capital social.

Limitación en Incrementos de Capital

Nuestros estatutos exigen que cualquier incremento de capital este representado por nuevas acciones de cada serie en proporción del número de acciones de cada serie que estén en circulación.

Derechos Preferenciales

En el caso de un incremento de capital, un tenedor de acciones existentes de una serie dada, tiene el derecho preferencial o prioritario de suscribir un número suficiente de acciones de la misma serie para mantener la tenencia proporcional existente de dicho tenedor de acciones de esa serie. Los derechos preferenciales se deberán ejercer dentro de los siguientes 15 días calendario siguiente a la publicación del aviso de incremento de capital en el Diario Oficial de la Federación y en un periódico de circulación general en la Ciudad de México. De acuerdo con las leyes mexicanas, los derechos preferenciales no pueden intercambiarse en forma separada de las acciones correspondientes que dieron origen a dichos derechos. Como resultado no existe mercado de cambio para los derechos en conexión con un incremento de capital. Los tenedores de ADS podrán ejercer derechos preferenciales únicamente por medio de depositario. No se nos exige tomar medidas que pudieran ser necesarias para que esto sea posible. Ver "Descripción de American Depositary Shares – Acciones de Depósito Americanas – Dividendos de Acción y Otras Distribuciones" bajo el Punto 12.

Limitaciones en Propiedad de Acciones

Nuestros estatutos disponen que por lo menos 20% de nuestro capital social deberá consistir en Acciones AA. Nuestros estatutos disponen también que las Acciones A y las Acciones L en conjunto no podrán representar más del 80% de nuestro capital social.

- Las Acciones AA únicamente pueden ser tenidas o adquiridas por:
- Ciudadanos mexicanos
- Sociedades mexicanas cuyo capital social sea en su totalidad propiedad de ciudadanos mexicanos y cuya escritura constitutiva contenga cláusula de exclusión de extranjeros,
- Sociedades mexicanas cuya escritura constitutiva disponga que por lo menos 51% de su capital social únicamente podrá ser poseído o adquirido por (i) ciudadanos mexicanos, (ii) sociedades mexicanas cuyas escrituras constitutivas contenga una cláusula de exclusión de extranjeros o (iii) sociedades mexicanas que permitan una minoría de participación extranjero,
- Instituciones mexicanas de crédito y seguros,
- Compañías mexicanas de inversión operando bajo la Ley de Sociedades de Inversión y inversionistas institucionales mexicanos según se definen en la Ley Mexicana de Mercados de Valores, y
- Fideicomisos que expresamente tengan permitido adquirir Acciones AA de acuerdo con la ley mexicana y en los que (i) la mayoría de los derechos del fideicomisario sean detentados por ciudadanos mexicanos, sociedades cuyo capital social esté, en su totalidad, en manos de ciudadanos mexicanos y compañías mexicanas de crédito, seguros e inversiones o (ii) las Acciones AA controladas por el fideicomiso represente una minoría de las Acciones AA en circulación y controladas por el fideicomiso representen una minoría de las Acciones AA y que sean votadas de la misma manera que la mayoría de las Acciones AA en circulación.

Si gobiernos o estados extranjeros adquirieran Acciones AA, dichas acciones de inmediato quedarían sin efecto ni valor.

Los inversionistas no-mexicanos no pueden detentar las Acciones AA excepto por medio de fideicomisos que efectivamente neutralicen sus votos. SBCI uno de nuestros accionistas detenta sus

Acciones AA por medio de un fideicomiso que ha sido aprobado por las autoridades relevantes en México para este propósito.

Restricciones en Ciertas Transacciones

Nuestros estatutos dispones que cualquier transferencia de más de un 10% de Acciones Serie AA y Acciones Serie A combinadas, efectuada mediante una o más transacciones por cualquier persona o grupo de personas actuando en conjunto, requiere aprobación previa por parte de nuestro Consejo de Administración. Sin embargo, si el Consejo de Administración negara dicha aprobación, la ley mexicana y nuestros estatutos le requieren que designe un cesionario suplente, quien podrá pagar el precio de mercado por las acciones según se cotizan en la Bolsa Mexicana de Valores.

Otras Disposiciones

Capital variable. Se nos permite emitir acciones constituyendo capital fijo y Acciones L constituyendo capital variable. Todas nuestras acciones circulantes de capital variable constituyen capital fijo. La emisión de Acciones L de capital variable, a diferencia de la emisión de Acciones L de capital fijo, no requiere de una enmienda de los estatutos, aunque si requiere un voto mayoritario de las Acciones AA y de las Acciones A. De acuerdo con la ley mexicana y nuestros estatutos, si emitimos Acciones L de capital variable, cualquier tenedor de dichas acciones tendrá derecho de redimirlas a opción del tenedor en cualquier momento a un precio de rescate equivalente al más bajo entre:

- 95% del valor de mercado promedio de tales acciones en la Bolsa Mexicana de Valores por 30 días de operaciones anteriores a la fecha en que el ejercicio de la opción sea efectiva y
- el valor en libros de dichas acciones al final del ejercicio fiscal en que el ejercicio de la opción sea efectiva.

El precio de rescate sería pagadero a continuación de la asamblea general ordinaria anual de tenedores de Acciones AA y de Acciones A en la que los estados financieros anuales relevantes se hayan aprobado.

Pérdida por decomiso de acciones. Según lo exige la ley mexicana, nuestros estatutos disponen que "cualquier extranjero que en el momento de la constitución o en cualquier momento subsecuente, adquiera un interés o participación en el capital de una sociedad será considerado, por virtud de lo mismo, como mexicano en lo que respecta a ese acto y se considerará que haya acordado no invocar la protección de su propio gobierno al pedir a dicho gobierno que interponga reclamación diplomática en contra del gobierno mexicano con respecto a los derechos de accionista como accionista, pero no se considera que haya renunciado a cualesquiera otros derechos que pudiera tener, incluyendo cualesquiera derechos sujeto a las leyes de valores de EE.UU., con relación a su inversión en América Móvil. Si el accionista invocara tal protección gubernamental en violación al presente acuerdo, sus acciones pudiera perderlas por decomiso a favor del gobierno mexicano. La ley mexicana exige que dicha disposición se encuentre incluida en los estatutos de todas las sociedades mexicanas a menos que dichos estatutos prohíban la propiedad de acciones a personas no-mexicanas.

Jurisdicción exclusiva. Nuestros estatutos dispones que las acciones legales con relación al otorgamiento, interpretación o cumplimiento de los estatutos será presentada únicamente ante los tribunales mexicanos.

Duración. De acuerdo con los estatutos, la existencia de América Móvil continua indefinidamente.

Compra de nuestras propias acciones. De acuerdo con los estatutos, podremos re-comprar nuestras acciones en la Bolsa Mexicana de Valores en cualquier momento al precio de mercado prevaleciente. Cualquier tal r-compra deberá ser aprobada por el Consejo de Administración y el monto de la acciones que se van a re-comprar deberá ser aprobado por la unta de accionistas ordinaria general.

En el caso de alguna re-compra tal, nuestro capital social se reducirá automáticamente en un monto equivalente al supuesto valor a la par de cada acción re-comprada (determinado dividiendo nuestro capital social circulante por el número de acciones circulantes inmediatamente previo a dicha re-compra); si el precio de compra de dichas acciones excede el valor supuesto a la par, se cargará la diferencia contra cantidades asignadas de las utilidades netas a una reserva especial creada para la re-compra de acciones. Las acciones re-compradas se tendrán como acciones de tesorería, pendiente de futuras ventas de las mismas en la Bolsa Mexicana de Valores o su cancelación. Nuestro capital social se incrementa automáticamente a la reventa de dichas acciones en una cantidad equivalente a su supuesto valor a la par; cualquier monto excedente se asignara a la reserva especial mencionada arriba. Los derechos económicos y de votación correspondientes a acciones re-compradas no podrán ejercerse durante el período en que seamos propietarios de dichas acciones, y que no se consideren dichas acciones como circulantes para fines de calcular cualquier quórum o voto en cualquier junta de accionistas durante dicho período.

Conflicto de intereses. Un accionista que vota respecto a una transacción de negocios en que sus intereses estén en conflicto con los de América Móvil podrá ser responsable de daños y perjuicios, pero únicamente si la transacción no hubiera sido aprobada sin su voto.

Derechos de retiro / receso. Siempre que los accionistas aprueben un cambio de objeto social, cambio de nacionalidad de la sociedad o transformación de un tipo de sociedad en otro, cualquier accionista con derecho a voto respecto a dicho cambio que haya votado en contra, podrá retirarse de América Móvil y recibir el valor en libros atribuible a sus acciones, siempre que ejerza dicho derecho dentro de los 15 días siguientes al cierre de la junta en que se aprobó el cambio.

Derechos de los Accionistas

Las protecciones concedidas a los accionistas minoritarios de acuerdo con la ley mexicana son diferentes de los de los Estados Unidos y muchas otras jurisdicciones. La ley substancial relativa a deberes fiduciarios de los consejeros no ha sido sujeta de interpretación judicial de consideración en México, a diferencia de muchos estados en los Estados Unidos en donde los deberes de cuidado y lealtad elaborados por decisiones judiciales han ayudado a moldear los derechos de los accionistas minoritarios. El procedimiento civil mexicano no contempla acciones de clase o acciones derivativas de accionistas, que permiten que en los tribunales de EE.UU. los accionistas puedan iniciar acciones a favor de otos accionistas o hacer valer derechos de la sociedad misma. Los accionistas no pueden impugnar acción corporativa tomada en una junta de accionistas a menos que cumplan con determinados requisitos de procedimiento, según se describe arriba en "Juntas de Accionistas".

Como resultado de estos factores, en la práctica podría ser más difícil que nuestros accionistas minoritarios pudieran hacer valer sus derechos en contra de nosotros o de nuestros consejeros o accionistas controladores de lo que sería para los accionistas de una compañía de EE.UU.

Además, sujeto a las leyes de valores de EE.UU., como emisores privados extranjeros estamos exentos de ciertas reglas que aplican a los emisores domésticos de EE.UU. con valores de capital registrados bajo la U.S. Securities Exchange Act de 1934 (Ley de EE.UU de Cambios de Valores de 1934), incluyendo las reglas de solicitud de cartas poder, las reglas que exigen divulgación de propiedad de acciones por los consejeros, ejecutivos y determinados accionistas. También estamos exentos de determinados requisitos de gobierno corporativo de la Bolsa de Valores de Nueva York y de NASDAQ, incluyendo los requisitos relativos a comités de auditoria y de consejeros independientes.

Exigibilidad de Responsabilidades Civiles

América Móvil está constituida bajo las leyes de México, y la mayoría de nuestros consejeros, ejecutivos y personas con control residen fuera de los Estados Unidos. Además, todos o una porción substancial de nuestros activos y de sus activos se encuentran localizados en México. Como resultado, podría ser difícil para que los inversionistas pudieran efectuar la notificación de actos procesales dentro de los Estados Unidos contra tales personas. También podría ser difícil hacer cumplir contra ellos, ya sea

dentro o fuera de los Estados Unidos, sentencias obtenidas en su contra en los tribunales de EE.UU. o de hacer cumplir en los Estados Unidos sentencias de tribunales obtenidos en su contra en tribunales con jurisdicciones fuera de los Estados Unidos, en cualquier acción con base en responsabilidades civiles sujeto a las leyes federales de valores de EE.UU. Existe duda especto a la exigibilidad contra tales personas en México, ya sea en juicios originales o en juicios para hacer cumplir sentencias de tribunales de EEUU., de responsabilidades con base únicamente en las leyes federales de valores de EE.UU.

ALGUNOS CONTRATOS

Telcel ha celebrado convenios de concesiones con la Secretaría de Comunicaciones de México con respecto a sus licencias para Banda B y Banda D en cada una de las nueve regiones en México. Ver "Operaciones Mexicanas – Reglamento" bajo el Punto 4. Cierto número de nuestras subsidiarias y afiliadas también han celebrado convenios de concesiones de telecomunicaciones con las autoridades reguladoras en los países en que operan. Ver "Operaciones Mexicanas", "Operaciones No Mexicanas", "Telecom Américas" y "Otras Inversiones" bajo el Punto 4.

Nuestros convenios con partes relacionadas se describen en "Transacciones con Partes relacionadas" bajo el Punto 7.

RÉGIMEN FISCAL

El siguiente resumen contiene una descripción de ciertas consecuencias del impuesto sobre la renta de México y Estados Unidos sobre la adquisición, propiedad y disposición de Acciones L, Acciones A, ADS de Acciones L o ADS de Acciones A, pero no significa que sea una descripción extensa de todas las consideraciones tributarias / fiscales que puedan ser relevantes en una decisión para comprar o ser tenedor(a) de acciones o ADS.

La Convención para Evitar Tributación Doble y la Prevención de la Evasión Fiscal y un Protocolo al mismo (el "Tratado sobre Impuestos") entre los Estados Unidos y México entró en vigor en 1° de enero de 1994. Los Estados Unidos y México han celebrado también un convenio sobre el intercambio de información con respecto a asuntos tributarios.

Esta discusión no constituye y no deberá ser considerada como consejo legal o fiscal para tenedores. La discusión es únicamente para fines de información general y está basada en leyes federales de impuestos de México (incluyendo la Ley del Impuesto Sobre la Renta de México y el Código Fiscal Mexicano y de los Estados Unidos) en vigor a la fecha de este reporte anual; (incluyendo el Tratado sobre Impuestos) que están sujetas a cambio y dicho cambios pueden tener un efecto retroactivo. Los tenedores de acciones o ADS deberían consultar a sus propios asesores de impuestos en cuanto a las consecuencias de los impuestos en México y Estados Unidos u otras consecuencias fiscales en la compra, propiedad y disposición de acciones o ADS, incluyendo, en particular, el efecto de cualquier ley fiscal extranjera, estatal o local.

Consideraciones fiscales Mexicanas

El siguiente es un resumen general de las principales consecuencias en la Ley del Impuesto sobre la Renta y reglas y reglamentos sobre la misma, actualmente en vigor, respecto de una inversión en Acciones o ADS por un tenedor que no sea residente de México y que no posea acciones o ADS o un interés beneficioso en el mismo en relación con la conducción de un comercio o negocio a través de un establecimiento permanente o base fija en México.

Para fines del impuesto sobre la renta mexicano, aplican los siguientes principios en relación con la residencia;

- Una persona natural (individuo) podrá ser tratada como residente de México si tiene su casa establecida en México, a menos que haya residido en otro país más de 183 días, calendario durante un año y pueda demostrar que se ha convertido en residente de ese país para fines de impuestos,;
- una entidad legal (persona moral) será residente de México si se encuentra establecida o constituida bajo las leyes mexicanas, o tenga establecido su principal lugar de administración en México;
- se presume que un ciudadano mexicano es residente de México a menos que pueda demostrar lo contrario; y
- si el establecimiento permanente de un individuo o persona moral extranjero(a) se encuentra en México, se le exigirá que pague los impuestos por los ingresos atribuibles a dicho establecimiento permanente

Tratados sobre Impuestos

Enseguida se resumen las disposiciones del Tratado sobre Impuestos que puede afectar la tributación de ciertos tenedores de Estados Unidos. Los Estados Unidos y México han celebrado también un convenio que cubre el intercambio de información con respecto a asuntos de impuestos.

México también ha celebrado y está negociando con otros países tratados similares de impuestos que pueden reducir la cantidad de impuestos tributarios mexicanos a ingresos derivados de una inversión en acciones o ADS. Los tenedores de acciones o ADS deben consultar a sus propios asesores de impuestos en cuanto a las consecuencias fiscales, si los hubiera, de dichos tratados.

En vigencia a partir del 1° de enero de 2002, la Ley del Impuesto sobre la Renta Mexicana, dispone que con el fin de que un tenedor extranjero tenga derecho a los beneficios bajo cualquier tratado sobre Impuestos celebrado por México, es necesario que dicho tenedor extranjero cumpla con los requisitos de procedimiento establecidos en dicha ley. Los requisitos de procedimiento incluyen la obligación de comprobar residencia de tratado de impuestos, presentar cálculos de impuestos realizados por contadores públicos certificados autorizados y que nombre representantes en México par fines fiscales

Pago de Dividendos

Bajo la Ley del impuesto sobre la Renta que está vigente desde el 1° de enero del 2002 los dividendos, ya sea en efectivo o en cualquier otra forma pagados con respecto a Acciones L, Acciones A, Acciones AA, ADS de Acciones L, ADS de Acciones A o ADS de Acciones AA no estarán sujetos a ningún un impuesto retenido Mexicano.

Impuestos sobre Disposiciones

En el pasado, las regulaciones fiscales mexicanas, han otorgado una exención específica del impuesto mexicano en la venta u otra disposición de venta de ADS para no residentes de México. Bajo las reglamentaciones de impuestos fiscales mexicanos que están actualmente vigentes, no es posible asegurar que la exención continúe en efecto. No podemos asegurar que no se emitan reglamentaciones u otros lineamientos que aclaren el tratamiento fiscal de dichas transacciones. Para efecto de impuestos mexicanos, a falta de cualquier exención, la venta y otra disposición de ADS deberán ser tratadas como si fuera una venta u otra disposición de acciones.

Los depósitos de acciones a cambio de ADS y retiros de acciones a cambio de ADS no darán lugar a impuestos o derechos mexicanos por transferencia.

En términos generales, la venta de acciones por individuos no residentes no estará sujeta a ningún impuesto Mexicano si la transacción es efectuada a través de la Bolsa de Valores Mexicana o cualquier bolsa de valores autorizada de acuerdo con la Ley de Mercado de Valores Mexicana y de que se cumpla con determinados requisitos consignados en la Ley del Impuesto sobre la Renta. Una venta u otra disposición de acciones realizadas en otras circunstancias generalmente estarían sujetas al impuesto Mexicano, independientemente de la nacionalidad o residencia de quien transfiere.

El 10 de abril de 2002, la Secretaría de Hacienda y Crédito Público promulgó una reglamentación general permitiendo a la entidad legal no residente que elijan no pagar el impuesto sobre la renta, si la venta o disposición de acciones se realiza por medio de la Bolsa de Valores Mexicana y siempre que se cumplan determinados requisitos establecidos en la Ley del Impuesto sobre la Renta Mexicano. El 30 de mayo de 2002, la Secretaría de Hacienda y Crédito Público prorrogó la fecha de vigencia de esta disposición hasta el 28 de febrero de 2003, pero la Secretaría de Hacienda y Crédito Público podría retirar este beneficio fiscal en cualquier momento.

Si no estuviera disponible la exención descrita arriba para la venta u otra disposición de acciones llevada a cabo mediante la Bolsa Mexicana de Valores, un individuo o entidad no residente será sujeto de un impuesto del 5% sobre ingresos brutos obtenidos en la venta u otra disposición de acciones, si dicha transacción se llevara a cabo a través de la Bolsa Mexicana de Valores y se cumple con ciertos requisitos consignados en la Ley del Impuesto sobre la Renta. En este caso, la entidad o individuo no residente podrá elegir paga un impuesto del 20% sobre la ganancia realizada en la venta u otra disposición de acciones.

Una venta u otra disposición de acciones de individuo o entidad no residente que no se lleve a cabo en la Bolsa Mexicana de Valores, estará sujeta a un impuesto del 25% sobre ingresos brutos obtenidos en la venta u otra disposición. En este caso, cualquier no residente de México que no sea residente de una jurisdicción con impuestos bajos (como se define en la Ley del Impuesto sobre la Renta) podrá elegir designar a un residente de México que actúe como su representante para efectos de impuestos, como en cuyo caso los impuestos serían pagaderos a una tasa del 35% sobre la ganancia realizada en dicha venta u otra disposición de acciones. De acuerdo con la Ley de Impuesto sobre la Renta vigente, esta tasa se reducirá al 34% durante el 2003, al 33% durante el 2004 y al 33% durante el 2005.

Si un individuo o entidad es residente de una jurisdicción con impuestos bajos (según se define en la Ley del Impuesto sobre la Renta) entonces la tasa de impuesto sería del 40% sobre las utilidades brutas obtenidas en la venta u otra disposición de acciones.

De conformidad con el Tratado sobre Impuestos, las utilidades realizadas habilitando a tenedores de Estados Unidos de la venta u otra disposición de acciones, aún si la venta no es efectuada a través de una bolsa de valores reconocida, no estarán sujetas al impuesto sobre la renta Mexicana, excepto que los impuestos Mexicanos pudiera aplicarse si dicho tenedor de Estados Unidos fuera dueño de 25% o más de las acciones representando nuestro capital social (incluyendo ADS), directa o indirectamente, durante el período de 12 meses anteriores a dicha disposición.

Las utilidades realizadas por otros tenedores que cumplan los requisitos para recibir beneficios de acuerdo con otros tratados de impuesto sobre la renta de las que México sea parte podrían estar exentos del impuesto sobre la renta Mexicano en su totalidad o en parte, o sujetos a una tasa de impuestos reducida. Los tenedores o de EE.UU. deberán consultar a sus propios consultores de impuestos respecto a su posible elegibilidad bajo tales tratados.

Otros Impuestos Mexicanos

Bajo ciertas circunstancias, un tenedor no residente no será responsable de impuestos sobre propiedades, herencias o similares con respecto a sus posesiones de acciones o ADS; siempre y cuando, sin embargo, que las transferencias gratuitas de acciones puedan resultar en ciertas circunstancias en la imposición de un impuesto Mexicano sobre el receptor. No existen derechos de timbre, de expedición de registro o similares pagaderos por un tenedor no residente con respecto a acciones o ADS.

Consideraciones sobre el Impuesto sobre la Renta Federal en Estados Unidos

Lo siguiente es un resumen de ciertas consecuencias del impuesto sobre la renta federal en Estados Unidos para los tenedores de Estados Unidos (como se define abajo) de la adquisición, propiedad y disposición de acciones o ADS. El resumen no se propone ser una descripción amplia de todas las consecuencias de impuestos de una adquisición, propiedad o disposición de acciones o ADS. El resumen se aplica sólo a los tenedores en Estados Unidos que mantienen sus acciones o ADS como activo de capital y no se aplican a clases especiales de tenedores de Estados Unidos como son los operadores en valores o monedas, tenedores con una moneda funcional que no sea el dólar de Estados Unidos, tenedores del 10% o más de nuestras acciones votantes (ya sea en posesión directa o a través de ADS o ambas), organizaciones libres de impuestos, instituciones financieras, tenedores responsables del pago mínimo alternativo, negociantes de valores que eligen justificar su inversión en sus acciones o ADS sobre una base de ajuste al valor del mercado, y personas que poseen sus acciones o ADS en una transacción de cobertura o como parte de una transacción de Bolsa con opción de compra y venta.

Para fines de esta discusión, un "tenedor de Estados Unidos" es un tenedor de acciones o ADS que es:

- un ciudadano o residente de los Estados Unidos de América,
- una empresa organizada bajo las leyes de los Estados Unidos de América o cualquier estado del mismo, o

- por lo contrario, sujeto a impuesto sobre la renta federal de Estados Unidos sobre una base de ingresos netos con respecto a las acciones o ADS.

Todos los tenedores de Estados Unidos deben consultar sus propios asesores de impuestos sobre las consecuencias de impuestos en global del mismo de la propiedad o disposición de acciones o ADS que puedan provenir bajo las leyes extranjeras, estatales o locales.

Tratamiento de ADS

En general, un tenedor de ADS de Estados Unidos será tratado como el propietario de las acciones representadas por dichos ADS para fines del impuesto sobre la renta federal de Estados Unidos. Los depósitos o retiros de acciones por los tenedores de Estados Unidos a cambio de ADS no resultarán en la realización de pérdidas o ganancias para fines del impuesto sobre la renta federal de Estados Unidos. Los tenedores de Estados Unidos que retiran alguna acción, deben consultar a sus propios asesores de impuestos sobre el tratamiento de cualquier ganancia o pérdida en moneda extranjera sobre cualquier cantidad de pesos recibida con respecto a dichas acciones.

Impuesto sobre Distribuciones

En esta discusión utilizamos el término "dividendos" como distribuciones pagadas con nuestras ganancias y pérdidas acumuladas o actuales (incluyendo ganancias y utilidades acumuladas a Telmex y que fueron atribuidas a nosotros en conexión con la escisión) con respecto a acciones o ADS. En general, la cantidad bruta de cualquier dividendo se podrá incluir en los ingresos brutos de un tenedor de Estados Unidos como ingreso ordinario en el día en que los dividendos sean recibidos por el tenedor de Estados Unidos, en el caso de acciones o por el depositario en el caso de ADS. Los dividendos serán pagados en pesos y se incluirán en el ingreso de un tenedor de Estados Unidos en una cantidad de dólares de Estados Unidos calculado por referencia a la tasa de cambio en vigor el día en que sean recibidos por el tenedor de Estados Unidos en el caso de acciones y por el depositario en caso de ADS. Los tenedores de Estados Unidos deben consultar con sus propios asesores de impuestos sobre el tratamiento de la pérdida o ganancia de moneda extranjera, si existe, en cualquier cantidad de pesos recibida por un tenedor Estadounidense o depositario que sea convertida a dólares de EE.UU. en una fecha subsecuente a la fecha de recibo. Los dividendos pagados por nosotros no serán elegibles para la deducción de dividendos-recibidos permitida a las empresas bajo el Código de Rentas Internas de Estados Unidos de 1986, según ha sido enmendada (el "Código").

Las distribuciones de acciones o ADS adicionales a tenedores Estadounidenses con respecto a sus acciones o ADS que sean hechas como parte de una distribución prorrata a todos nuestros accionistas, por lo general, no estará sujeta al impuesto sobre la renta federal de Estados Unidos.

Impuesto sobre Disposiciones

Un tenedor Estadounidense. reconocerá generalmente una ganancia o pérdida de capital en la venta u otra disposición de las acciones o ADS en una cantidad igual a la diferencia entre la base del tenedor Estadounidense en tales acciones o ADS (en dólares de EE.UU.) y la cantidad realizada en la disposición (en dólares de EE.UU., determinada en la tasa del día en la fecha de la disposición si la cantidad realizada está denominada en moneda extranjera). La ganancia o pérdida reconocida por un tenedor Estadounidense en dicha venta u otra disposición, por lo general, será ganancia o pérdida a largo plazo si, al momento de la disposición, las acciones o ADS han sido poseídas por más de un año. La ganancia sobre el capital a largo plazo reconocida por un tenedor Estadounidense que es un individuo, está sujeta a tasas más bajas de la tributación de impuestos federales que el impuesto ordinario o ganancia sobre capital a corto plazo. La deducción de una pérdida de capital está sujeta a limitaciones para los propósitos del impuesto sobre la renta federal.

Si existe alguna ganancia realizada por un tenedor de E.-U. en la venta u otra disposición de las acciones o ADS será tratada por lo general como un ingreso con fuente de Estados Unidos para fines de crédito de impuestos extranjeros en EE.UU. Por consecuencia, si un impuesto retenido Mexicano es

impuesto sobre la venta o la disposición de las acciones, un tenedor Estadounidense que no recibe un ingreso importante de origen extranjero de otras fuentes, es posible que no pueda derivar beneficios de crédito sobre impuestos extranjeros en EE.UU. con respecto a estos impuestos Mexicanos. Los tenedores Estadounidenses deberían consultar con sus propios asesores de impuestos sobre la aplicación de las reglas del crédito de impuestos extranjeros a su inversión en, y la disposición de las acciones.

Canje de Acciones

El cambio o canje de un tenedor de Estados Unidos de Acciones AA por Acciones L, no constituirá un hecho sujeto a impuestos para fines de impuesto sobre la renta federal de EE.UU.. Un tenedor Estadounidense al cambiar tendrá una base de impuestos en las Acciones L igual a la base que dicho tenedor tenía en las Acciones AA cambiadas. El período de posesión de un tenedor Estadounidense al cambiar por las Acciones L incluirá el período de posesión que dicho tenedor Estadounidense tuvo en las Acciones AA antes que dichas acciones fueran cambiadas.

Reportes Informativos y Retención de Respaldo

Los dividendos y el valor efectivo de la venta u otra disposición de las acciones o ADS pagadas a un tenedor Estadounidense pueden estar sujetas por lo general a los requerimientos de reportes informativos del Código y pueden estar sujetos a la retención de respaldo excepto que el tenedor :

- establezca que es una corporación u otro tenedor sujeto de exención, o
- proporcione un número de identificación fiel de contribuyente en una Forma W-9 del Servicio Fiscal Interno (IRS) debidamente completada y certifique que no ha ocurrido la pérdida de la exención de retención de respaldo.

El monto de cualquier retención de respaldo de un pago a un tenedor será permitido como un crédito contra la obligación del impuesto sobre la renta federal y dicho tenedor puede tener derecho a un reembolso, siempre y cuando cierta información requerida sea proporcionada al Servicio.

Consecuencias de Impuestos en EE.UU. para tenedores no Estadounidenses.

Distribuciones. Un tenedor de acciones o ADS que, con respecto a los Estados Unidos, sea una empresa extranjera o un individuo extranjero no-residente (un "tenedor de fuera de EE.UU.") por lo general no estará sujeto al impuesto de retención o al impuesto sobre la renta federal sobre dividendos recibidos por acciones o ADS, excepto cuando dicho ingreso tenga conexión efectiva con el comportamiento del tenedor de un comercio o negocio en EE.UU.

Disposiciones. Un tenedor de acciones o ADS que no sea de EE.UU. no estará sujeto al impuesto de retención o al impuesto sobre la renta federal de EE.UU. sobre la ganancia realizada por la venta de acciones o ADS, a menos que:

- dicha ganancia esté efectivamente conectada con la conducción del tenedor de un comercio o negocio en EE.UU., o
- en el caso de ganancias realizadas por un tenedor individual, el tenedor esté presente en los Estados Unidos por 183 días o más en el año gravable de la venta y se cumplan algunas otras condiciones.

Reportes informativos y retención de respaldo. Aún cuando los tenedores que no son de EE.UU. por lo general están exentos de la retención de respaldo, se puede requerir a un tenedor de fuera de EE.UU. para que cumpla con los procedimientos de identificación y certificación con el fin de establecer su exención de reporte informativo y retención de respaldo.

Punto 11. Revelaciones Cuantitativas y Cualitativas sobre Riesgo del Mercado

DIVULGACIONES DEL ANÁLISIS DE SENSIBILIDAD

Al 31 de diciembre de 2001, teníamos aproximadamente PS.11.7 miles de millones en activos financieros denominados en dólares de EE.UU, principalmente consistentes en efectivo, inversiones a corto plazo y valores negociables; y aproximadamente Ps.16.1 miles de millones en pasivos financieros denominados en dólares de EE.UU, consistente en deuda. Al 31 de diciembre de 2001, teníamos aproximadamente Ps.20.1 miles de millones de endeudamiento devengando interés a tasas flotantes.

Al 31 de diciembre de 2001, nuestros pasivos denominados en dólares de EE.UU. excedieron nuestros activos denominados en dicha moneda. La pérdida potencial en el valor equitativo de instrumentos financieros mantenidos al 31 de diciembre de 2001, que hubiese resultado de una depreciación del 10% instantánea del peso contra el dólar de EE.UU., sería de aproximadamente Ps.446 millones. Dicho cambio en tasas de cambio de divisas también hubiera resultado en un ingreso adicional por intereses de aproximadamente Ps.47 millones por año, debido al hecho de que nuestros activos son menores a la tasa de pasivos; asumiendo ningún cambio en la cantidad principal de dicho adeudo, reflejando los costos aumentados en monedas locales al pagar intereses por el adeudo de divisas extranjeras. Este análisis de sensibilidad asume una fluctuación instantánea desfavorable del 10% en tipos de cambio afectando el dólar EE.UU.

La pérdida potencial en el valor justo de mercado de activos a tasa fija al 31 de diciembre de 2001, que hubiera resultado de un cambio hipotético, instantáneo y desfavorable en una base de 100 puntos en la tasa de intereses aplicable a tales instrumentos financieros, hubiera sido de aproximadamente Ps.145 millones. El impacto potencial en el valor justo de mercado de pasivos a tasa fija al 31 de diciembre de 2001, que hubiese resultado de un cambio hipotético, instantáneo y desfavorable en una base de 100 puntos en la tasa de intereses aplicable a tales instrumentos financieros, hubiesen sido aproximadamente Ps.53 millones.

Un cambio hipotético, instantáneo y desfavorable en una tasa base de 100 puntos de intereses aplicable a activos y pasivos financieros con tasa flotante mantenidos al 31 de diciembre de 2001 hubiera resultado en un gasto de intereses adicionales de aprox. Ps.140 millones por año, suponiendo ningún cambio en la cantidad principal de dicho adeudo.

Estos análisis de sensibilidad están basados en la suposición de un movimiento desfavorable de una tasa base de100 puntos de interés aplicable a cada categoría homogénea de activos y pasivos financieros. Se define una categoría homogénea de acuerdo a la moneda en que los activos y pasivos financieros están denominados y asume el mismo movimiento de tasas de interés con cada categoría homogénea. Como resultado, el análisis de sensibilidad de riesgos de tasas de interés puede exagerar el impacto de fluctuaciones en tasas de interés en dichos instrumentos financieros, como son improbables los movimientos desfavorables en forma sistemática de todas las tasas de intereses.

INFORMACIÓN PARA EL MERCADO MEXICANO

DOCUMENTOS DE CARÁCTER PÚBLICO

Como parte del presente informe, América Móvil presentó a la Comisión Nacional Bancaria y de Valores y a la Bolsa Mexicana de Valores, S.A. de C.V., entre otra, la siguiente información que podrá ser consultada en esta última:

- Estatutos Sociales de la Compañía;
- Actas de Asambleas de Accionistas de la Compañía;
- Carta de Responsabilidad; e
- Informe presentado el 6 de febrero de 2001 a la Bolsa Mexicana de Valores, S.A. de C.V., con motivo de la inscripción de nuestras acciones y el cual está disponible en el sitio de internet de dicha institución (www.bmv.com.mx).

A solicitud de un tenedor de acciones de la Compañía, que compruebe su calidad de tal en los términos de las disposiciones legales aplicables, se otorgarán copias de dichos documentos, a costa del interesado, siempre que la solicitud se dirija a la atención del licenciado Alejandro Cantú Jiménez, con domicilio en Lago Alberto 366, Torre Telcel I, segundo piso, Colonia Anáhuac, 11320, México Distrito Federal, Teléfono 2581-4411

Punto 18. Estados Financieros..

Ver páginas F-1 a F-83, que se incorporan en el presente por referencia.

Punto 19. Anexos

Documentos presentados como anexos en este reporte anual:

1.1 Estatutos sociales enmendados y regularizados de América Móvil, S.A. de C.V. con fecha de 20 de agosto de 2001(junto con una traducción al inglés)

2.1 Convenio de Depósito de Acciones L (incorporado por referencia a nuestra declaración de registro en la Forma F-6 presentada el 8 de diciembre de, 2000)

2.2 Un Convenio de Depósito de Acciones(incorporado por referencia a nuestra declaración de registro en la Forma F-6 presentada el 8 de diciembre de 2000)

3.1 Convenio de Accionistas fechado el 20 de Diciembre de 2000 entre América Telecom, S.A. de C.V. (como sucesor de Carso Global Telecom, S.A. de C.V.). y SBC International, Inc. (incorporado por referencia al reporte de propiedad beneficiosa de nuestras acciones presentada en el Formulario 13D de 16 de mayo de, 2001)

4.1 Contrato Maestro Post-Escisión fechado el 18 e enero de 2001 entre Teléfonos de México, S.A. de C.V. y América Móvil, S.A. de C.V. (junto con una traducción al inglés) (incorporado por referencia a nuestra declaración de registro en la Forma 20-F (Expediente No. 1-16269) presentada el 5 de febrero de 2001), según se enmendó.

4.2 Primera Enmienda al Contrato Maestro Post-Escisión fechado el 18 de enero de 2001 entre Teléfonos de México, S.A. De C.V. y América Móvil, S.A. de C.V. (junto con una traducción al inglés).

4.3 Segunda Enmienda al Contrato Maestro Post-Escisión fechado el 30 de abril de 2001 entre Teléfonos de México, S.A. De C.V. y América Móvil, S.A. de C.V. (junto con una traducción al inglés).

8.1 Lista de subsidiarias de América Móvil, S.A. de C.V.

9.1 Carta fechada el 28 de junio de 2002 de América Móvil, S.A. de C.V. a la Securities and Exchange Comisión (Comisión de Valores y Cambios- SEC)

Algunos instrumentos y convenios con respecto a la deuda a largo plazo de América Móvil han sido omitidos en los anexos presentados con este reporte anual, ninguno de los cuales autoriza valores en una cantidad total que exceda 10% de los activos totales de América Móvil. Por el presente estamos de acuerdo en proporcionar a la Comisión de Valores y Cambios copias de cualquier pagaré omitido u otros instrumentos o convenios que solicite la Comisión.